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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-123622

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

        The boards of directors of Willow Grove Bancorp, Inc. and Chester Valley Bancorp Inc. have approved an agreement to merge our two companies. The proposed merger will create a $1.5 billion community bank with 27 full-service banking offices. We believe that the merger will create a combined franchise with significantly expanded market presence, increased loan production capabilities, extensive cross-selling opportunities and a strong commitment to serving our customers' banking needs.

        When the merger is completed, Chester Valley shareholders may elect to receive for each share of Chester Valley common stock they own either $27.90 in cash or 1.4823 shares of Willow Grove common stock. Chester Valley shareholders will be able to elect to receive the merger consideration in the form of cash, Willow Grove common stock or a combination of Willow Grove common stock and cash, subject to the limitations described in the next paragraph.

        In general, elections will be limited by the requirement that 64.76% of the outstanding shares of Chester Valley common stock be exchanged for Willow Grove common stock and 35.24% of the outstanding shares of Chester Valley common stock be exchanged for cash. Therefore, the actual allocation of cash and shares of Willow Grove common stock that individual Chester Valley shareholders receive will depend on the elections of other Chester Valley shareholders and may be different from the elections made. Chester Valley shareholders will receive a separate mailing that will contain instructions for elections.

        Willow Grove common stock trades on the Nasdaq National Market System under the trading symbol "WGBC." Chester Valley common stock trades on the Nasdaq National Market System under the trading symbol "CVAL." The market prices of Willow Grove common stock and Chester Valley common stock will fluctuate between now and the closing of the transaction. We urge you to obtain current market quotations for Willow Grove and Chester Valley common stock.

        We cannot complete the merger unless the shareholders of both our companies approve it. Each of us will hold a special meeting of our shareholders to vote on the merger proposal. Your vote is important. Whether or not you plan to attend your company's special meeting, please take the time to submit your proxy with voting instructions in accordance with the instructions contained in this document. The place, dates and times of the special meetings are as follows:

For Willow Grove shareholders:

June 14, 2005
2:30 p.m., local time
The Huntingdon Valley Country Club
2295 Country Club Drive
Huntingdon Valley, Pennsylvania

 Willow Grove's board of directors
recommends that Willow Grove
shareholders vote FOR
the adoption of the merger agreement.	For Chester Valley shareholders:

June 14, 2005
9:00 a.m., local time
The Downingtown Country Club
85 Country Club Drive
Downingtown, Pennsylvania

 Chester Valley's board of directors
recommends that Chester Valley
shareholders vote FOR
the adoption of the merger agreement.

        This document describes the shareholder meetings, the merger, documents related to the merger and other related matters. Please read this entire document carefully, including the section discussing risk factors beginning on page 19. You can also obtain information about our companies from documents that we have each filed with the Securities and Exchange Commission.

Frederick A. Marcell Jr. President and Chief Executive Officer Willow Grove Bancorp, Inc.	Donna M. Coughey President and Chief Executive Officer Chester Valley Bancorp Inc.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in connection with the merger or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

        The date of this joint proxy statement/prospectus is April 27, 2005, and it is first being mailed or otherwise delivered to shareholders of Willow Grove and Chester Valley on or about April 29, 2005.

WILLOW GROVE BANCORP, INC.
Welsh & Norristown Roads
Maple Glen, Pennsylvania 19002
(215) 646-5405

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on June 14, 2005

        NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Willow Grove Bancorp, Inc. will be held on Tuesday, June 14, 2005, at the Huntingdon Valley Country Club located at 2295 Country Club Drive, Huntingdon Valley, Pennsylvania at 2:30 p.m., local time, for the following purposes:

        1.     to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of January 20, 2005, between Willow Grove Bancorp, Inc. and Chester Valley Bancorp Inc., as described in the accompanying materials;

        2.     to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Willow Grove special meeting to approve and adopt the merger agreement; and

        3.     to transact such other business as may properly come before the Willow Grove special meeting or any adjournment or postponement of the special meeting.

        Attached to this notice is a joint proxy statement/prospectus relating to the proposal to be considered at the special meeting, as well as a copy of the merger agreement and other important documents.

        The board of directors has fixed the close of business on April 21, 2005 as the record date for the determination of Willow Grove shareholders entitled to notice of and to vote at the special meeting. Only holders of Willow Grove common stock of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

        Willow Grove's board of directors has determined that the merger agreement is in the best interests of Willow Grove and its shareholders and unanimously recommends that you vote "FOR" approval of the merger agreement.

        Your vote is very important.    Whether or not you plan to attend the special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope.

                      By Order of the Board of Directors

                      Christopher E. Bell
                      Corporate Secretary

Maple Glen, Pennsylvania
April 27, 2005

CHESTER VALLEY BANCORP INC.
100 E. Lancaster Avenue
Downingtown, Pennsylvania 19335
(610) 269-9700

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on June 14, 2005

        NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Chester Valley Bancorp Inc. will be held on Tuesday, June 14, 2005, at the Downingtown Country Club, 85 Country Club Drive, Downingtown, Pennsylvania at 9:00 a.m., local time, for the following purposes:

        1.     to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of January 20, 2005, between Willow Grove Bancorp, Inc. and Chester Valley Bancorp Inc., as described in the accompanying materials;

        2.     to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Chester Valley special meeting to approve and adopt the merger agreement; and

        3.     to transact such other business as may properly come before the Chester Valley special meeting or any adjournment or postponement of the special meeting.

        Attached to this notice is a joint proxy statement/prospectus relating to the proposal to be considered at the special meeting, as well as a copy of the merger agreement and other important documents.

        The board of directors has fixed the close of business on April 21, 2005 as the record date for the determination of Chester Valley shareholders entitled to notice of and to vote at the special meeting. Only holders of Chester Valley common stock of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

        Chester Valley's board of directors has determined that the merger agreement is in the best interests of Chester Valley and its shareholders and unanimously recommends that you vote "FOR" approval of the merger agreement.

        Your vote is very important.    Whether or not you plan to attend the special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope.

                      By Order of the Board of Directors

                      Colin N. Maropis
                      Corporate Secretary

Downingtown, Pennsylvania
April 27, 2005

REFERENCES TO ADDITIONAL INFORMATION

        This joint proxy statement/prospectus incorporates important business and financial information about Willow Grove and Chester Valley from documents that may not be included in or delivered with this document. For a listing of the documents incorporated by reference in this document, please see "Where You Can Find More Information" beginning on page 107. You can obtain documents incorporated by reference in this document but not otherwise accompanying this document by visiting the SEC's website at www.sec.gov or by requesting them in writing or by telephone from the appropriate company at the following addresses or by telephone:

Willow Grove Bancorp, Inc. Welsh & Norristown Roads Maple Glen, Pennsylvania 19002 Attention: Christopher E. Bell (215) 646-5405	Chester Valley Bancorp Inc. 100 E. Lancaster Avenue Downingtown, Pennsylvania 19335 Attention: Sharon E. Lemon (610) 269-9700

        You will not be charged for any of these documents that you request. If you would like to request documents, please do so by June 7, 2005 to receive them before the special meeting.

        For additional information regarding where you can find information about Willow Grove and Chester Valley, please see "Where You Can Find More Information" beginning on page 107.

i

ii

Annexes:

Annex A	Agreement and Plan of Merger, dated as of January 20, 2005, between Willow Grove Bancorp, Inc. and Chester Valley Bancorp Inc.
Annex B	Opinion of The Blackstone Group, L.P.
Annex C	Opinion of Boenning & Scattergood, Inc.

iii

QUESTIONS AND ANSWERS
ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS

Q:
What do I need to do now?

A:
After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then sign, date and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the Willow Grove special meeting or Chester Valley special meeting.

Q:
Why is my vote important?

A:
The merger agreement must be approved by both the holders of Willow Grove common stock and Chester Valley common stock. If you do not return your proxy card, it will be more difficult for Willow Grove and Chester Valley to obtain the necessary quorums to hold their special meetings and obtain approval of their shareholders.

Q:
If my shares are held in street name by my broker or bank, will my broker or bank automatically vote my shares for me?

A:
No. Your broker, bank or other nominee will not be able to vote shares held by it in "street name" on your behalf without instructions from you. You should instruct your broker, bank or other nominee to vote your shares, following the directions your broker, bank or other nominee provides for voting your shares.

Q:
What if I fail to instruct my broker or bank?

A:
If you fail to instruct your broker, bank or other nominee to vote your shares, they will not be voted and will not count toward a quorum at the respective special meeting.

Q:
Can I attend the meeting and vote my shares in person?

A:
Yes. All shareholders are invited to attend the special meetings. However, if you hold your shares in street name, you will need proof of ownership (by means of a recent brokerage statement, letter from a bank or broker or other means) to be admitted to the meeting. Shareholders of record can vote in person at the respective special meeting. If your shares are held in street name, then you are not the shareholder of record and you must ask your broker, bank or other nominee how you can vote at the special meeting.

Q:
Can I change my vote?

A:
Yes. If you are a shareholder of record, there are three ways you can change your vote after you have sent in your proxy card.

•
First, you may send a written notice to the Secretary of Willow Grove or Chester Valley, as the case may be, stating that you would like to revoke your proxy before the special meeting.

•
Second, you may complete and submit a new proxy card. Any earlier proxies will be revoked automatically.

•
Third, you may attend the respective special meeting and vote in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

  If you hold your shares in street name and you have instructed a broker, bank or other nominee to vote your shares, you must follow directions you receive from your broker, bank or other nominee to change your vote.

Q:
If I am a Chester Valley shareholder, should I send in my stock certificates now?

A:
No. You should not send in your stock certificates at this time. Instructions for surrendering your Chester Valley common stock certificates in exchange for the merger consideration will be sent to you after we complete the merger. If you are a Willow Grove shareholder, you will keep your existing Willow Grove shares after the merger.

Q:
Who should I call with questions?

A:
Willow Grove shareholders should call Christopher E. Bell, Corporate Secretary of Willow Grove, at (215) 646-5405. Chester Valley shareholders should call Joseph T. Crowley, Chief Financial Officer of Chester Valley, at (610) 269-9700.

  In addition, Willow Grove shareholders may call Willow Grove's proxy solicitor, Customers First Call Centers, Inc., at 1-(800) 255-1069 with any questions about the merger and related matters.

SUMMARY

        This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the merger agreement and the other documents to which we have referred you. See "Where You Can Find More Information" beginning on page 107. Page references are included in this summary to direct you to a more complete description of the topics.

Parties to the proposed merger (Pages 81 and 82)

        Willow Grove Bancorp, Inc.    Willow Grove is a Pennsylvania corporation and registered savings and loan holding company. Willow Grove's business consists primarily of being the parent holding company for Willow Grove Bank, a Federally-chartered stock savings bank which was originally organized in 1909. Willow Grove Bank is primarily engaged in attracting deposits from the general public and using those funds to invest in loans and securities. Willow Grove Bank conducts business from its headquarters and main office located in Maple Glen, Pennsylvania, and 13 additional branch offices located in Montgomery, Bucks and Philadelphia Counties, Pennsylvania. At December 31, 2004, Willow Grove had consolidated assets of $993.1 million and consolidated shareholders' equity of $106.0 million. Willow Grove's executive offices are located at Welsh and Norristown Roads, Maple Glen, Pennsylvania 19002, and its telephone number is (215) 646-5405.

        Chester Valley Bancorp Inc.    Chester Valley Bancorp Inc. is a Pennsylvania corporation and registered bank holding company that has also been designated as a financial holding company. The business of Chester Valley consists primarily of operating First Financial Bank, a Pennsylvania-chartered commercial bank founded in 1922 as a savings association, and operating a full-service investment advisory and securities brokerage business through its association with Philadelphia Corporation for Investment Services. First Financial provides a wide range of banking services to individuals and corporate customers through its 13 full service banking offices located throughout Chester County, Pennsylvania. At December 31, 2004, Chester Valley had consolidated assets of $669.1 million and consolidated shareholders' equity of $55.0 million. Chester Valley's executive offices are located at 100 East Lancaster Avenue, Downingtown, Pennsylvania 19335, and its telephone number is (610) 269-9700.

        On March 1, 2005, First Financial Bank received a subpoena for the production of documents from the Regional Municipal Securities Counsel in the Philadelphia Office of the Securities and Exchange Commission (the "SEC"). The subpoena arises out of a non-public SEC investigation titled "Hummelstown General Authority," which Authority issued non-rated revenue bonds now in default, underwritten by the firm of a former director of Chester Valley and First Financial. The SEC subpoena seeks documents concerning First Financial's involvement with non-rated municipal securities, including those issued to finance the Whitetail Golf Course by the Dauphin County General Authority and the Hummelstown General Authority, through the former director's firm, and related matters. First Financial is working with SEC lawyers to assist the SEC in its investigation. First Financial previously has produced documents to the SEC in response to the SEC's voluntary request for assistance in this matter.

The Merger and the Bank Merger (Pages 28 and 72)

        We are proposing a merger of Chester Valley with and into Willow Grove, with Willow Grove as the surviving corporation. As promptly as practicable after this merger, First Financial Bank will be merged with and into Willow Grove Bank, with Willow Grove Bank as the survivor.

What Chester Valley Shareholders Will Receive in the Transaction (Page 51)

        Subject to the restrictions described below, Chester Valley shareholders may elect to receive in exchange for each share of Chester Valley common stock, merger consideration consisting of either:

  •
  $27.90 per share in cash; or

  •
  1.4823 shares of Willow Grove common stock.

Chester Valley shareholders may choose to exchange some or all of their shares for cash and some or all of their shares for Willow Grove common stock subject to the limitations described below. Chester Valley shareholders will receive an election form not less than 10 days prior to the anticipated closing of the transaction in order to make this election. Chester Valley shareholders should retain this document in connection with making their election to receive cash, Willow Grove common stock or a combination of cash and Willow Grove common stock for their shares of Chester Valley common stock. Chester Valley shareholders will have 20 days to complete the election form and return it as instructed with their Chester Valley stock certificates. After the election forms have been received and processed, Chester Valley shareholders will receive the cash and/or Willow Grove common stock to which they are entitled.

        Chester Valley shareholders should note that, in general, if and to the extent that you receive cash, the value of the consideration you will receive is fixed at $27.90 per share of Chester Valley common stock. However, if you receive Willow Grove common stock as consideration, or a combination of Willow Grove common stock and cash, the value of the stock consideration may be higher or lower than $27.90 per share of Chester Valley common stock.

        Additionally, except under certain circumstances, the holders of 35.24% of the outstanding shares of Chester Valley common stock will receive cash consideration and the holders of 64.76% of the outstanding shares of Chester Valley common stock will receive Willow Grove common stock. In the event that the holders of more than 35.24% of the outstanding shares of Chester Valley common stock elect to receive cash, those persons will receive a portion of their merger consideration in the form of shares of Willow Grove common stock. Similarly, if the holders of more than 64.76% of the outstanding shares of Chester Valley common stock elect to receive shares of Willow Grove common stock, those persons will receive a portion of their merger consideration in the form of cash. Thus, you may not receive exactly the form of consideration that you elect and you may receive a pro rata amount of cash and Willow Grove common stock even if you elect to receive all cash or all stock. See "The Merger—Merger Consideration and Election Procedures" beginning at page 51.

        Chester Valley shareholders who would otherwise be entitled to a fraction of a whole share of Willow Grove common stock will instead receive an amount in cash equal to the product of such fraction multiplied by the average closing sales price of Willow Grove common stock for the ten consecutive trading days ending on the date that the final governmental approval required for the merger is received.

        Based on Willow Grove's closing sales price of $18.82 on January 19, 2005, its closing sales price of $15.44 on April 26, 2005 and the exchange ratio of 1.4823 shares of Willow Grove common stock per share of Chester Valley common stock, the tables below show the consideration that a Chester Valley shareholder would receive, based on the values on those dates, for 100 shares of Chester Valley common stock assuming the shareholder elects to receive 100% stock, 100% cash or 50% cash and 50% shares of Willow Grove common stock as consideration and no proration occurs.

	Consideration to be Received as of January 19, 2005 by a Chester Valley Shareholder Who Owns 100 Shares of Chester Valley Common Stock and No Proration Occurs
	Number of Willow Grove Shares to be Received	Value of Willow Grove Shares to be Received(1)	Cash Consideration		Total Value To be Received
100% Stock Election	148	$2,785.36	$4.33	(2)	$2,789.69
100% Cash Election	—	—	2,790.00		2,790.00
50% Stock and 50% Cash Election	74	1,392.68	1,397.16	(3)	2,789.84

(1)
Based on the closing sales price of Willow Grove common stock of $18.82 on January 19, 2005.

(2)
Includes $4.33 of cash in lieu of a fractional share of Willow Grove common stock.

(3)
Includes $2.16 of cash in lieu of a fractional share of Willow Grove common stock.

	Consideration to be Received as of April 26, 2005 by a Chester Valley Shareholder Who Owns 100 Shares of Chester Valley Common Stock and No Proration Occurs
	Number of Willow Grove Shares to be Received	Value of Willow Grove Shares to be Received(1)	Cash Consideration		Total Value To be Received
100% Stock Election	148	$2,285.12	$3.55	(2)	$2,288.67
100% Cash Election	—	—	2,790.00		2,790.00
50% Stock and 50% Cash Election	74	1,142.56	1,396.78	(3)	2,539.34

(1)
Based on the closing sales price of Willow Grove common stock of $15.44 on April 26, 2005.

(2)
Includes $3.55 of cash in lieu of a fractional share of Willow Grove common stock.

(3)
Includes $1.78 of cash in lieu of a fractional share of Willow Grove common stock

Comparative per share market price information (Page 80)

        Shares of Willow Grove common stock and Chester Valley common stock trade on the Nasdaq National Market under the symbols "WGBC" and "CVAL," respectively. On January 19, 2005, the last trading day preceding public announcement of the proposed merger, the Willow Grove common stock closed at $18.82 per share and the Chester Valley common stock closed at $21.77 per share. On April 26, 2005, Willow Grove common stock closed at $15.44 per share and Chester Valley's common stock closed at $24.55 per share.

        Willow Grove cannot assure you that its stock price will continue to trade at or above the prices shown above. You should obtain current stock price quotations for the Willow Grove common stock from a newspaper, via the Internet or by calling your broker.

Comparative per share dividend information (Page 14)

        Willow Grove and Chester Valley currently pay a quarterly cash dividend to their respective shareholders. For the quarter ended December 31, 2004, Willow Grove declared a cash dividend of $0.12 per share of Willow Grove common stock and Chester Valley declared a cash dividend of $0.105 per share of Chester Valley common stock. Willow Grove intends to continue to pay a quarterly cash dividend to its shareholders. Pursuant to the merger agreement, Chester Valley may continue to declare and pay regular quarterly cash dividends on the Chester Valley common stock during the period prior to consummation of the merger, provided that it coordinates the declaration of any such dividends on the Chester Valley common stock and the record and payment dates therefor with that of the quarterly dividends paid on the Willow Grove common stock so that holders of Chester Valley common stock do not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter.

The tax consequences of the merger for Chester Valley shareholders will be dependent on the merger consideration received (Page 73)

        Willow Grove and Chester Valley have received opinions of counsel to the effect that, based on certain facts, representations and assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, the merger will be treated as a "reorganization" for federal income tax purposes and, accordingly, upon completion of the merger, Chester Valley shareholders receiving (i) solely Willow Grove common stock, generally will not recognize any gain or loss on the exchange, (ii) solely cash, generally will recognize gain or loss, and (iii) Willow Grove common stock and cash, generally will recognize gain (but not loss) equal to the lesser of (A) the amount of gain realized or (b) the amount of cash received. Additionally, a Chester Valley shareholder will recognize gain to the extent cash received instead of fractional shares of Willow Grove common stock exceeds such shareholder's tax basis in such fractional shares. It is a condition to the completion of the merger that Willow Grove and Chester Valley receive opinions from their respective outside counsel, dated as of the effective date of the merger, that the merger constitutes a reorganization for federal income tax purposes.

        Tax matters are complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed herein. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Willow Grove's Board of Directors Recommends that You Vote "FOR" Adoption of the Merger Agreement (Page 30)

        Willow Grove's board of directors believes that the merger is fair to and in the best interests of Willow Grove shareholders, and recommends that Willow Grove shareholders vote "FOR" the adoption of the merger agreement.

        In determining whether to approve the merger, Willow Grove's board of directors consulted with its senior management and legal and financial advisors. In arriving at its determination, Willow Grove's board of directors also considered a number of factors, including the following material factors:

  •
  The additional management resources to be provided by the Chester Valley executive officers who will become Willow Grove executive officers including, in particular, Donna M. Coughey, President and Chief Executive Officer of Chester Valley, who will become President and Chief Executive Officer of Willow Grove when the merger is completed.

  •
  The merger will expand Willow Grove's presence into Chester County, Pennsylvania, a growing and affluent suburb of Philadelphia.

  •
  The Willow Grove board believes that the combined company will benefit from Chester Valley's experience in commercial banking and Willow Grove's experience in consumer banking, and will also be positioned to offer a broader array of products and services to its customers by combining Chester Valley's commercial banking products with Willow Grove's consumer products and services.

  •
  Willow Grove's board considered management's estimate of pre-tax cost savings of approximately $3.1 million from the merger for the first 12 months of combined operations.

  •
  Applying the potential cost savings and other assumptions described in this document, the merger would result in earnings per share accretion in fiscal 2006 for Willow Grove shareholders of 6.4%.

  •
  The opinion of Willow Grove's financial advisor, The Blackstone Group, L.P., that the consideration to be paid to Chester Valley shareholders in the merger is fair, from a financial point of view, to Willow Grove.

See "The Merger-Willow Grove's Reasons for the Merger; Recommendation of Willow Grove's Board of Directors" beginning on page 30.

Chester Valley's Board of Directors Recommends that You Vote "FOR" Adoption of the Merger Agreement (Page 39)

        Chester Valley's board of directors believes that the merger is fair and in the best interests of Chester Valley and its shareholders because, among other things:

  •
  The Chester Valley board believes that the merger provides Chester Valley shareholders with the opportunity to obtain an attractive price for their Chester Valley shares and, to the extent shareholders receive shares of Willow Grove common stock in the merger, such shareholders will have an opportunity to participate in anticipated future growth of the combined Willow Grove-Chester Valley franchise; and

  •
  The Chester Valley board believes that the merger will provide the resulting institution with the additional resources necessary to compete more effectively in the Southeastern Pennsylvania market, with Willow Grove's asset size and capital position enabling the combined Willow Grove-Chester Valley institution to offer credit products and services to successful businesses which Chester Valley alone could not expect to service and to fill a gap in the middle market, not well served by large banks, which Chester Valley is too small to fill alone.

        See "The Merger—Chester Valley's Reasons for the Merger; Recommendation of Chester Valley's Board of Directors" beginning on page 39.

Our Financial Advisors Have Provided Opinions as to the Fairness of the Merger Consideration
(Pages 34 and 41)

        Opinion of Willow Grove's Financial Advisor.    In deciding to approve the merger, the Willow Grove board of directors considered the opinion of its financial advisor, The Blackstone Group L.P., that, as of January 20, 2005 (which was subsequently reconfirmed as of April 21, 2005) and based upon and subject to the assumptions made, matters considered and qualifications and limitations on the review undertaken as set forth in its opinion, the consideration to be paid by Willow Grove to Chester Valley's shareholders in the merger was fair, from a financial point of view, to Willow Grove. We have attached the opinion to this joint proxy statement/prospectus as Annex B. You should read the opinion completely to understand the procedures followed, assumptions made, matters considered and qualifications and limitations concerning the review undertaken by, and the opinion of, The Blackstone Group. The opinion of The Blackstone Group is addressed to Willow Grove's board of directors and is not a recommendation to any shareholder of Willow Grove or Chester Valley as to how to vote or act with respect to the proposed merger or any other matter.

        Willow Grove has agreed to pay The Blackstone Group a transaction fee in connection with the merger of $1.05 million, of which $350,000 has been paid and the balance of which is contingent, and payable upon closing of the merger.

        Opinion of Chester Valley's Financial Advisors.    In deciding to approve the merger, the Chester Valley board of directors considered the opinion of its financial advisor, Boenning & Scattergood, Inc., that, as of January 20, 2005 (which was subsequently reconfirmed as of April 21, 2005) and based upon and subject to the assumption made, matters considered and qualifications and limitations on the review undertaken as set forth in its opinion, the consideration to be paid to Chester Valley's shareholders in the merger was fair, from a financial point of view, to the holders of Chester Valley common stock. We have attached the Boenning & Scattergood opinion to this joint proxy statement/prospectus as Annex C. You should read the opinion completely to understand the procedures followed, assumptions made, matters considered and qualifications and limitations concerning the review undertaken by, and the opinion of, Boenning & Scattergood. The opinion of Boenning & Scattergood is addressed to Chester Valley's board of directors and is not a recommendation to any shareholder of Chester Valley or Willow Grove as to how to vote or act with respect to the proposed merger or any other matter.

        Chester Valley has agreed to pay Boenning & Scattergood a transaction fee in connection with the merger of $1.4 million, which is contingent, and payable upon closing of the merger. Chester Valley has also paid Boenning & Scattergood $150,000 for rendering its opinion, which will be credited against that portion of the transaction fee due upon closing of the merger.

Board of Directors After the Merger (Page 68)

        After the merger, the board of directors of the combined company will have 17 members, consisting of nine current members of Willow Grove's board of directors, an additional director to be selected by the Willow Grove board prior to the merger and the following seven current members of Chester Valley's board of directors, Mr. James E. McErlane, the Chairman of the Board of Chester Valley, Dr. Madeleine Wing Adler and Ms. Donna M. Coughey, the President and Chief Executive Officer of Chester Valley and First Financial, and Messrs. John J. Cunningham, III, Gerard F. Griesser, Emory S. Todd and William M. Wright. The merger agreement also provides that, for at least three years following the effective time of the merger, Rosemary C. Loring, currently a director and Vice-Chairman of Willow Grove, will serve as Chairman of the Board as successor to William W. Langan when Mr. Langan relinquishes his title as Chairman (which is expected to occur as of June 30, 2005).

Date, Time and Location of the Willow Grove Special Meeting (Page 22)

        The Willow Grove special meeting will be held on Tuesday, June 14, 2005, at 2:30 p.m., local time, at the Huntingdon Valley Country Club, located at 2295 Country Club Drive, Huntingdon Valley, Pennsylvania. At the Willow Grove special meeting, Willow Grove shareholders will be asked to approve the merger agreement, to approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement and to act on any other matters that may properly come before the special meeting.

Record Date and Voting Rights for the Willow Grove Special Meeting (Page 22)

        You are entitled to vote at the Willow Grove special meeting if you owned shares of Willow Grove common stock as of the close of business on April 21, 2005. You will have one vote at the special meeting for each share of Willow Grove common stock that you owned on that date.

        Shareholders of record may vote by mail or by attending the Willow Grove special meeting and voting in person. Each properly executed proxy returned to Willow Grove (and not revoked) by a holder of Willow Grove common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted "FOR" approval of the merger agreement and "FOR" approval of the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Date, Time and Location of the Chester Valley Special Meeting (Page 25)

        The Chester Valley special meeting will be held on Tuesday, June 14, 2005, at 9:00 a.m., local time, at the Downingtown Country Club, located at 85 Country Club Drive, Downingtown, Pennsylvania. At the Chester Valley special meeting, Chester Valley shareholders will be asked to approve the merger agreement, to approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement and to act on any other matters that may properly come before the special meeting.

Record Date and Voting Rights for the Chester Valley Special Meeting (Page 25)

        You are entitled to vote at the Chester Valley special meeting if you owned shares of Chester Valley common stock as of the close of business on April 21, 2005. You will have one vote at the special meeting for each share of Chester Valley common stock that you owned on that date.

        Shareholders of record may vote by mail or by attending the special meeting and voting in person. Each properly executed proxy returned to Chester Valley (and not revoked) by a holder of Chester Valley common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted "FOR" approval of the merger agreement and "FOR" approval of the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Approval of the Merger Agreement Requires a Majority Vote by Willow Grove and Chester Valley Shareholders (Pages 23 and 26)

        The affirmative vote of a majority of the votes cast by the holders of Willow Grove common stock and Chester Valley common stock, voting in person or by proxy, at their respective special meeting is necessary to approve the merger agreement and the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies.

Management of Willow Grove and Chester Valley Own Shares That May Be Voted at the Special Meetings (Pages 23 and 26)

        The directors and executive officers of Willow Grove and their respective affiliates collectively owned approximately 7.8% of the outstanding shares of Willow Grove common stock as of the record date for the Willow Grove special meeting. Directors of Willow Grove, who in the aggregate can vote approximately 5.9% of the votes entitled to be cast at the Willow Grove special meeting, have entered into shareholder agreements with Chester Valley pursuant to which they have agreed to vote all of their shares for approval of the merger agreement.

        The directors and executive officers of Chester Valley and their respective affiliates collectively owned approximately 10.0% of the outstanding shares of Chester Valley common stock as of the record date for the Chester Valley special meeting. Certain directors of Chester Valley, who in the aggregate can vote approximately 8.9% of the votes entitled to be cast at the Chester Valley special meeting, have entered into shareholder agreements with Willow Grove pursuant to which they have agreed to vote all of their shares for approval of the merger agreement.

Completion of the Merger is Subject to Customary Conditions (Page 55)

        The completion of the merger is subject to a number of customary conditions being met, including the approval of the merger agreement by the shareholders of Willow Grove and Chester Valley and the receipt of all required regulatory approvals.

        Unless prohibited by law, either Willow Grove or Chester Valley could elect to waive a condition that has not been satisfied and complete the merger anyway. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied, or waived where permissible, or that the merger will be completed.

Willow Grove and Chester Valley Must Obtain Regulatory Approvals to Complete the Merger and the Bank Merger (Page 57)

        To complete the merger and the bank merger, the parties need the prior approval of or waiver from the Office of Thrift Supervision, or OTS, Board of Governors of the Federal Reserve System, or Federal Reserve Board, and the Pennsylvania Department of Banking, or the Department. The U.S. Department of Justice will have an opportunity to comment during the approval process of the federal banking agencies and will have between 15 and 30 days following any approval of a federal banking agency to challenge the approval on antitrust grounds. Willow Grove and Chester Valley are in the process of preparing and filing all necessary applications and notices with the applicable regulatory agencies. Willow Grove and Chester Valley cannot predict, however, whether or when the required regulatory approvals will be obtained.

Willow Grove and Chester Valley May Terminate the Merger Agreement (Page 65)

        Willow Grove and Chester Valley can mutually agree at any time to terminate the merger agreement before completing the merger, even if shareholders of Willow Grove and Chester Valley have already voted to approve it. Either party also can terminate the merger agreement in certain circumstances, including:

  •
  if the merger is not completed by November 30, 2005, provided that the party seeking to terminate the merger agreement is not responsible for the delay;

  •
  if any required regulatory approval for consummation of the merger or the bank merger is not obtained;

  •
  if the shareholders of Willow Grove or Chester Valley do not approve the merger agreement;

  •
  if the other party materially breaches any of its representations, warranties, covenants or obligations under the merger agreement and the breach cannot be or has not been cured within 30 days of notice of the breach;

  •
  if the other party, shall have failed to recommend approval of the merger agreement at the special meeting of its shareholders, or has withdrawn, modified or qualified such recommendation in any manner adverse to the terminating party, or taken any other action or made any other statement in connection with such meeting of shareholders materially inconsistent with such recommendation;

  •
  if a tender offer or exchange offer for 25% or more of the other party's outstanding common stock is commenced, and the other party's board of directors recommends that its shareholders tender their shares or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten business day period specified under the Exchange Act;

  •
  if Willow Grove has indicated its intention to enter into an agreement with respect to an acquisition proposal for Willow Grove and Chester Valley has provided notice to Willow Grove that it does not consent to Willow Grove's agreeing to such acquisition proposal, or by Willow Grove if Chester Valley has failed to provide its consent after being notified by Willow Grove of its intention to enter into such an acquisition proposal; and

  •
  if there has been any changes or developments which, individually or in the aggregate, have had or are reasonably likely to have a material adverse effect (as defined) on the other party which either is not cured within 30 days of notice thereto or which cannot be cured.

        Chester Valley may also terminate the merger agreement if, (i) during a ten-day measurement period after all governmental approvals for the merger have been received, the average daily per share closing prices for the Willow Grove common stock is less than $14.59 and (ii) the proportion of the decline in the average closing price of the Willow Grove common stock from the starting price of $19.45 exceeds the decline in the average price of the Nasdaq Bank Index less 15.0% over the same period.

        If the merger agreement is terminated under certain circumstances, Chester Valley is required to pay Willow Grove a termination fee of $6.0 million. In the event that the merger agreement is terminated because Willow Grove's shareholders fail to approve it, Willow Grove will pay Chester Valley up to $500,000 to reimburse it for its documented out-of-pocket expenses.

Willow Grove and Chester Valley may Amend and Extend the Merger Agreement (Page 65)

        The parties may amend the merger agreement at any time before the merger actually takes place, and may agree to extend the time within which any action required by the merger agreement is to take place. No amendment may be made to the merger agreement after the Chester Valley special meeting without further approval by the Chester Valley shareholders which modifies the amount or form of the merger consideration to be received by Chester Valley shareholders.

Chester Valley's Directors and Executive Officers Have Some Interests in the Merger that Differ From Your Interests (Page 68)

        The directors and executive officers of Chester Valley and First Financial Bank have interests in the merger as individuals which are in addition to, or different from, their interests as shareholders of Chester Valley. These interests include, among other things:

  •
  the agreement by Willow Grove to appoint seven directors of Chester Valley to the board of directors of Willow Grove and Willow Grove Bank, upon consummation of the merger;

  •
  Willow Grove and Willow Grove Bank's entering into new employment or change in control severance agreements with certain executives of Chester Valley and First Financial Bank;

  •
  the vesting of all unvested stock options granted under Chester Valley's stock option plan upon consummation of the merger;

  •
  Willow Grove's agreement to honor indemnification obligations of Chester Valley and First Financial, as well as to purchase liability insurance for the directors, officers and employees of Chester Valley and First Financial for a six-year period following the merger, subject to the terms of the merger agreement; and

  •
  Chester Valley's directors who serve on the combined company's board of directors are expected to be compensated for their services in that capacity in accordance with Willow Grove's standard director compensation policy. While subject to modification by the board of directors, currently this policy provides for Willow Grove Bank's outside directors to receive board fees of $1,300 for each board meeting and $600 to $900 for meetings of committees of the board (with committee chairman receiving slightly higher amounts). In addition, Willow Grove's directors may receive additional compensation pursuant to Willow Grove Bank's Directors and Officers Incentive Compensation Plan. During fiscal 2004, Willow Grove Bank's non-employee directors received incentive compensation ranging from $4,500 to $6,000 pursuant to this plan. Willow Grove's directors are eligible to participate in, and receive grants under, Willow Grove's 1999 Stock Option Plan, 2002 Stock Option Plan and its 2002 Recognition and Retention Plan. Willow Grove Bank also maintains a non-qualified retirement plan for outside directors which provides for fixed annual payments at retirement for ten years after a director has six years of credited service on the Willow Grove board of directors.

        The board of directors of Chester Valley was aware of the foregoing interests and considered them, among other matters, in approving the merger agreement and the merger.

Chester Valley is Prohibited from Soliciting Other Offers (Page 62)

        Chester Valley has agreed that, while the merger is pending, it will not initiate or, subject to some limited exceptions, engage in discussions with any third party other than Willow Grove regarding extraordinary transactions such as a merger, business combination or sale of a material amount of assets or capital stock.

No Dissenters' Rights (Page 79)

        Under Pennsylvania law, neither Willow Grove's nor Chester Valley's shareholders are entitled to dissenters' or appraisal rights in connection with the merger.

Shareholders of Willow Grove and Chester Valley Have Different Rights (Page 94)

        After the merger is completed, Chester Valley's shareholders who receive Willow Grove common stock will become shareholders of Willow Grove. Although both companies are governed by Pennsylvania law, Willow Grove and Chester Valley are each governed by their respective existing articles of incorporation and bylaws. As a result, certain rights of Chester Valley's shareholders will change.

UNAUDITED COMPARATIVE PER SHARE AND SELECTED FINANCIAL DATA

        The following tables show per share financial information reflecting the merger of Willow Grove and Chester Valley (which is referred to as "pro forma" information) and summary historical data for each of Willow Grove and Chester Valley. The pro forma information assumes that the acquisition of Chester Valley had been completed on the dates and at the beginning of the earliest periods indicated.

        Willow Grove expects that the merger will result in certain reorganization and restructuring expenses. The pro forma income and dividend data do not reflect any anticipated reorganization and restructuring expenses resulting from the merger. It is also anticipated that the merger will provide the combined company with certain financial benefits that include reduced operating expenses and opportunities to earn more revenue. The pro forma information does not reflect any of these anticipated cost savings or benefits. Therefore, the pro forma information, while helpful in illustrating the financial characteristics of the merger under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how the combined company actually would have performed had Willow Grove and Chester Valley been combined throughout the indicated periods.

        The summary historical financial data of Willow Grove and Chester Valley has been derived from historical financial information that Willow Grove and Chester Valley have included in prior filings with the Securities and Exchange Commission, or SEC. Certain amounts in the historical financial data of Chester Valley have been reclassified to conform with the historical financial statement presentation of Willow Grove.

        When you read the summary financial information provided in the following tables, you also should read the more detailed financial information included in the historical financial information in the other documents of Willow Grove and Chester Valley to which we refer. See "Where You Can Find More Information" beginning on page 107.

Unaudited Comparative Per Share Data

	Willow Grove Common Stock		Chester Valley Common Stock
	Historical	Pro Forma Combined(1)	Historical	Pro Forma Equivalent(2)
Net income per basic share:
Six months ended December 31, 2004	$0.42	$0.44	$0.61	$0.65
Year ended June 30, 2004	0.66	0.76	1.24	1.13
Net income per diluted share:
Six months ended December 31, 2004	0.40	0.42	0.59	0.62
Year ended December 31, 2004	0.62	0.72	1.20	1.07
Dividends declared per share(3):
Six months ended December 31, 2004	0.22	0.22	0.21	0.31
Year ended June 30, 2004	0.38	0.38	0.40	0.56
Book value per share:
December 31, 2004	10.90	13.56	10.68	20.10
June 30, 2004	10.50	13.08	10.21	19.38
Tangible book value per share:
December 31, 2004	10.80	6.16	10.05	9.13
June 30, 2004	10.40	5.87	9.90	8.70

(1)
Pro forma combined amounts are calculated by adding together the historical amounts reported by Willow Grove and Chester Valley, as adjusted for: (i) the estimated purchase accounting adjustments to be recorded (consisting of mark-to-market valuation adjustments for assets acquired and liabilities assumed and adjustments for intangible assets established, and the resultant amortization/accretion of certain of such adjustments over appropriate future periods) and (ii) the issuance of 4,943,994 shares of Willow Grove common stock in connection with the merger based on the conversion of 64.76% the outstanding Chester Valley common stock into shares of Willow Grove common stock at an assumed exchange ratio of 1.4823.

(2)
Pro forma equivalent amounts are calculated by multiplying the pro forma combined amounts by an assumed exchange ratio of 1.4823. This information is presented to reflect that Chester Valley shareholders will, based on the exchange ratio, receive more than one share of Willow Grove common stock for each share of Chester Valley common stock they own before the merger.

(3)
It is anticipated that the initial dividend rate will be equal to the current dividend rate of Willow Grove. Accordingly, pro forma combined dividends per share of Willow Grove common stock represent the historical dividends per common share paid by Willow Grove.

Selected Financial Data of Willow Grove

		At June 30,
	At December 31, 2004
		2004	2003	2002	2001	2000
	(Dollars in Thousands)
Total assets	$993,120	$921,592	$845,124	$759,806	$625,148	$560,123
Cash and cash equivalents	25,587	39,445	98,040	31,986	22,209	14,681
Securities held to maturity	185,212	98,513	17,320	13,973	—	—
Securities available for sale	195,581	234,207	291,885	254,687	130,358	70,577
Loans held for sale	1,540	1,136	5,293	1,574	2,644	35,753
Loans receivable, net	561,167	524,189	413,799	443,855	454,199	424,940
Deposits	615,639	603,115	586,643	529,752	497,030	452,857
Borrowings	263,240	206,168	132,557	97,824	59,885	37,517
Total shareholders' equity	105,954	103,776	117,130	124,369	60,357	60,643
	For the Six Months Ended December 31,		For the Year Ended June 30,
	2004	2003	2004	2003	2002	2001	2000
	(Dollars in Thousands, Except Per Share Data)
Interest income	$24,028	$20,293	$40,628	$46,445	$44,818	$44,285	$38,893
Interest expense	8,765	7,716	15,074	18,746	21,463	24,216	19,369
Net interest income	15,263	12,577	25,554	27,699	23,355	20,069	19,524
Provision for loan losses	531	160	426	1,034	1,212	7,856	706
Net interest income after provision for loan losses	14,742	12,417	25,128	26,665	22,143	12,213	18,818
Non-interest income	1,632	2,155	3,983	3,492	2,461	1,787	1,102
Non-interest expense	10,773	10,122	20,390	19,058	16,319	13,875	12,076
Income before income taxes	5,591	4,450	8,721	11,099	8,285	125	7,844
Income tax expense (benefit)	1,781	1,354	2,610	3,610	2,734	(32)	3,001
Net income	3,810	3,096	6,111	7,489	5,551	157	4,843
Earnings per share — diluted(1)	$0.40	$0.31	$0.62	$0.71	$0.52	$0.01	$0.43
Earnings per share — basic(1)	0.42	0.33	0.66	0.75	0.53	0.01	0.43
Cash dividends declared per share(1)	0.22	0.18	0.38	0.30	0.24	0.19	0.16
Dividend payout ratio(2)(3)	52.68%	56.33%	59.65%	45.02%	45.22%	n/m	36.68%
	At or For the Six Months Ended December 31,		At or For the Year Ended June 30,
	2004	2003	2004	2003	2002	2001	2000
Return on average assets	0.79%	0.75%	0.73%	0.93%	0.82%	0.03%	0.93%
Return on average equity	7.11	5.56	5.56	6.10	7.53	0.25	8.09
Average interest-earnings assets to average interest-bearing liabilities	121.28	124.92	124.23	127.06	121.77	120.93	121.64
Interest rate spread(4)	2.91	2.70	2.72	2.91	2.89	2.59	3.00
Interest rate margin(5)	3.29	3.16	3.17	3.55	3.61	3.46	3.83
Non-performing assets to total assets(6)	0.36	0.56	0.40	0.48	0.76	0.83	22.00
Allowance for loan losses to:
Non-performing loans	203.79	128.35	188.04	143.88	81.57	83.25	310.91
Total loans less deferred fees	1.01	1.22	0.99	1.27	1.03	0.94	0.91
Average shareholder's equity to average assets	11.12	13.44	13.10	15.19	10.89	10.64	11.87
Tangible shareholders' equity to end of period assets	10.58	13.02	11.43	13.52	16.23	9.45	10.55
Total capital to risk-weighted assets(7)	17.49	19.40	17.72	19.61	20.40	14.99	15.71

(Footnotes on next page)

(1)
Data prior to April 3, 2002 has been adjusted for the 2.28019 exchange ratio in connection with the April 2002 Reorganization and subscription offering.
(2)
Data for June 30, 2001 is not meaningful.
(3)
For the fiscal years 2002, 2001 and 2000 includes dividends waived by Willow Grove Mutual Holding Company of $1.1 million, $1.2 million and $1.0 million, respectively.
(4)
The interest rate spread is weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.
(5)
The interest rate margin represents net interest income as a percentage of average interest-earning assets.
(6)
Non-performing assets equal non-accrual loans, troubled debt restructurings plus accruing loans 90 or more days past due and real estate owned.
(7)
Regulatory capital ratios are applicable to Willow Grove Bank only.

Selected Financial Data of Chester Valley

		At June 30,
	At December 31, 2004
		2004	2003	2002	2001	2000
	(Dollars in Thousands, Except Per Share Data)
Selected Financial Condition Data
Total assets	$669,115	$624,108	$584,528	$566,032	$544,705	$507,150
Net loans receivable(1)	423,596	395,664	384,828	363,702	346,313	331,306
Investment Securities	192,862	189,481	147,620	142,589	154,740	145,127
Deposits	434,946	427,103	400,586	385,980	413,352	378,478
Borrowings(2)	176,568	158,489	131,407	130,703	82,906	87,151
Shareholders' equity	55,017	52,257	49,571	44,171	40,098	35,502
Book value per common share(3)	10.68	10.21	10.33	9.31	8.39	7.48
	For the Six Months Ended December 31,		For the Year Ended June 30,
	2004	2003	2004	2003	2002	2001	2000
Selected Operations Data
Interest income	$16,016	$14,865	$29,868	$31,715	$34,470	$37,330	$33,837
Interest expense	5,699	5,414	10,718	13,892	16,364	22,218	18,975
Net interest income	10,317	9,451	19,150	17,823	18,106	15,112	14,862
Provision for loan losses	358	676	971	879	547	445	420
Non-interest income	4,442	4,584	9,086	7,574	5,348	5,930	5,536
Non-interest expense	10,141	9,299	18,940	17,629	15,977	16,030	14,164
Net income	3,127	3,112	6,310	5,262	5,575	4,003	4,557
Basic earnings per share(3)	0.61	0.61	1.24	1.05	1.11	0.80	0.91
Diluted earnings per share(3)	0.59	0.59	1.20	1.01	1.10	0.79	0.91
Dividends per share(3)	0.22	0.20	0.40	0.36	0.34	0.29	0.28

(1)
Includes loans held for sale.
(2)
Includes Federal Home Loan Bank advances, securities sold under agreements to repurchase and trust preferred securities.
(3)
Adjusted to reflect 5% stock dividends paid in September 2004, 2003, 2002, 2001 and 2000.

	At or For the Six Months Ended December 31,		At or For the Year Ended June 30,
	2004	2003	2004	2003	2002	2001	2000
	(Dollars in Thousands)
Other Selected Data
Average interest rate spread	3.43%	3.46%	3.21%	3.16%	3.29%	2.71%	2.95%
Net yield on average interest-earning assets	3.49%	3.49%	3.46%	3.43%	3.66%	3.19%	3.49%
Ratio of non-performing loans and REO to total assets at end of period	0.54%	0.74%	0.66%	0.72%	0.17%	0.22%	0.19%
Number of bank offices at end of period	13	10	12	10	9	8	8

Selected Unaudited Pro Forma Consolidated Financial Data
(Dollars in Thousands, Except Per Share Data)

        The following table presents certain unaudited pro forma condensed combined financial information for Willow Grove and Chester Valley after giving effect to the merger as if the merger had taken place as of the beginning of the earliest period presented, and after giving effect to the pro forma adjustments described in the notes to the unaudited pro forma combined financial statements appearing in this document beginning on page 85. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting. See "The Merger—Accounting Treatment of the Merger" on page 76. The information in the following table is based on, and should be read together with, the pro forma information that appears elsewhere in this document and the historical information Willow Grove and Chester Valley have presented in prior filings with the SEC. See "Unaudited Pro Forma Combined Financial Information" on page 83. The pro forma financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the date indicated or that may be obtained in the future.

At December 31, 2004
(In Thousands)
Selected Balance Sheet Data:
Total assets	$1,562,303
Cash and cash equivalents	39,589
Investment securities	375,320
Loans held for sale	2,055
Loans receivable, net	983,670
Deposits	1,051,477
Borrowings, including subordinated debt	300,146
Shareholders' equity	198,851
	For the Six Months Ended December 31, 2004	For the Year Ended June 30, 2004
	(Dollars in Thousands)
Selected Income Data:
Interest income	$36,318	$63,042
Interest expense	11,269	19,400

Net interest income	25,049	43,642
Provision for loan losses	889	1,397

Net interest income after provision for loan losses	24,160	42,245
Non-interest income	6,074	13,069
Non-interest expense	21,753	41,006

Income before income taxes	8,481	14,307
Income tax expense	2,434	3,666

Net income	$6,047	$10,641

Weighted Average Common Shares:
Basic	13,877,207	14,041,009
Diluted	14,548,980	14,811,200

	At or For the Six Months Ended December 31, 2004(1)	At or For the Year Ended June 30, 2004(1)
Per Common Share Data
Basic earnings	$0.44	$0.76
Diluted earnings	0.42	0.72
Book value	13.56	13.08
Selected Financial Ratios:
Return on average assets (2)	0.80%	0.73%
Return on average shareholders' equity (3)	6.16	5.50
Shareholders' equity to total assets	12.73	13.25

(1)
Per Common Share Data and Selected Financial Ratios are presented only for data relating to the pro forma combined condensed consolidated statements of income for the year ended June 30, 2004 and for the six months ended December 31, 2004 and data relating to the pro forma combined condensed consolidated balance sheet at December 31, 2004. Return on average assets and return on average shareholders' equity for the periods presented were calculated assuming the merger was completed on December 31, 2004. Ratios for the six month period are annualized.

(2)
Calculated by dividing pro forma net income by pro forma average assets for the period reported.

(3)
Calculated by dividing pro forma net income by pro forma average shareholders' equity for the period reported.

RISK FACTORS

        Upon completion of the merger, shareholders of Chester Valley will receive either cash or shares of Willow Grove common stock or a combination thereof in exchange for their shares of Chester Valley common stock. Prior to deciding whether or not to approve the merger agreement, you should be aware of and consider the following risks and uncertainties that are applicable to the merger, in addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption "Cautionary Statement Concerning Forward-Looking Statements" on page 21.

Because the market price of Willow Grove common stock will fluctuate, the market value of the common stock issued in the merger also will fluctuate.

        Upon completion of the merger, each share of Chester Valley common stock you hold will be converted into the right to receive either $27.90 in cash or 1.4823 shares of common stock of Willow Grove. This exchange ratio of 1.4823 to 1 will not be adjusted for changes in the market price of either Willow Grove common stock or Chester Valley common stock. Changes in the price of Willow Grove common stock prior to the merger will affect the implied value that Chester Valley shareholders will receive in the merger to the extent Chester Valley shareholders receive merger consideration in the form of Willow Grove common stock or cash in lieu of a fractional share; changes in the prices of Willow Grove common stock prior to the merger will not affect the cash consideration (except the amount of cash in lieu of a fractional share) which Chester Valley shareholders may receive in the merger. Stock price changes may result from a number of factors, including general market and economic conditions, changes in our business, operations and prospects and regulatory considerations. Many of these factors are beyond our control.

        The prices of Willow Grove common stock and Chester Valley common stock upon the closing of the merger are likely to be different from their respective prices on the date the merger agreement was executed, on the date of this document and on the date of the meetings. As a result, the implied value represented by the exchange ratio also will vary. For example, based on the range of closing prices of Willow Grove common stock during the period from January 19, 2005, the last trading day before public announcement of the merger, through April 26, 2005, the exchange ratio represented an implied value for the merger consideration ranging from a high of $28.02 to a low of $22.89 for each share of Chester Valley common stock. Because the date that the merger is completed will be later than the date of the meetings, at the time of your meeting, you will not know the exact market value of the Willow Grove common stock that Chester Valley shareholders may receive upon completion of the merger.

        If you elect to receive Willow Grove common stock for your Chester Valley common stock, the market value of the Willow Grove common stock you receive may be below $27.90 for each Chester Valley share at the time you actually receive your Willow Grove stock certificates. Due to the procedures for making your election and surrendering your Chester Valley stock certificates, you will not receive your Willow Grove stock certificates immediately upon closing. The market price of Willow Grove common stock is subject to change at all times based on the financial condition and operating results of Willow Grove, market conditions and other factors.

Chester Valley shareholders may not receive the form of consideration they prefer.

        Although you will be asked to elect whether to receive cash or Willow Grove common stock in exchange for your Chester Valley stock, there is no assurance that you will receive your preferred form of consideration because of the allocation procedures in the merger agreement that are intended to ensure that 35.24% of the outstanding shares of Chester Valley common stock will be converted into the right to receive cash and 64.76% of the outstanding shares of Chester Valley common stock will be converted into the right to receive Willow Grove common stock. The form of consideration you receive will depend, therefore, upon not only your expressed preference but also the preferences indicated by all other Chester Valley shareholders. A detailed discussion of the election and allocation procedures contained in the merger agreement is set forth under "The Merger—Merger Consideration and Election Procedures" beginning on page 51.

The tax consequences of the merger for Chester Valley shareholders will be dependent on the merger consideration received.

        The tax consequences of the merger to Chester Valley shareholders will be dependent on the merger consideration received. You generally will not recognize any gain or loss on the conversion of shares of Chester Valley common stock solely into shares of Willow Grove common stock; however, if you receive (i) solely cash, you generally will recognize gain or loss or (ii) cash and Willow Grove stock, you generally will recognize gain (but not loss) equal to the lesser of the amount of gain realized or cash received. For a detailed discussion of certain tax consequences to you of the merger, see "The Merger—Material United States Federal Income Tax Consequences" beginning on page 73.

Directors and officers of Chester Valley have interests in the merger that differ from the interests of other shareholders.

        When considering the recommendation of Chester Valley's board of directors, you should be aware that some executive officers and directors of Chester Valley have interests in the merger that are somewhat different from your interests. For example, certain executive officers have entered into agreements that provide benefits upon completion of the merger. In addition, seven of Chester Valley's directors will become directors of Willow Grove upon completion of the merger. These agreements may create potential conflicts of interest. These and certain other additional interests of Chester Valley's directors and executive officers may cause some of these persons to view the proposed transaction differently than you view it as a shareholder. See "The Merger—Interests of Certain Persons in the Merger" beginning on page 68.

We may fail to realize the anticipated benefits of the merger.

        The success of the merger will depend on, among other things, our ability to realize anticipated cost savings and revenue enhancements and to combine the businesses of Willow Grove and Chester Valley in a manner that permits growth opportunities to occur and that does not materially disrupt the existing customer relationships of Chester Valley and Willow Grove and their subsidiaries or result in decreased revenues resulting from any loss of customers. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

        Willow Grove and Chester Valley have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of Willow Grove's or Chester Valley's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect Willow Grove's and Chester Valley's ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

The market price of shares of Willow Grove common stock may be affected by factors which are different from those affecting shares of Chester Valley common stock.

        You may acquire shares of Willow Grove common stock in connection with the merger. Some of Willow Grove's current businesses and markets differ from those of Chester Valley and, accordingly, the results of operations of Willow Grove after the merger may be affected by factors different from those currently affecting the results of operations of Chester Valley. For a discussion of the businesses of Willow Grove and Chester Valley and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under "Where You Can Find More Information" beginning on page 107.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This document and the documents incorporated herein by reference contain forward-looking statements by Willow Grove and Chester Valley within the meaning of the federal securities laws. These forward-looking statements include information about the financial condition, results of operations and business of Willow Grove upon completion of the merger, including statements relating to the estimated cost savings that will be realized from the merger, the estimated impact on Willow Grove's earnings per share of the merger and the restructuring charges expected to be incurred in connection with the merger. This document also includes forward-looking statements about the consummation and anticipated timing of the merger and the tax-free nature of the merger. In addition, any of the words "believes," "expects," "anticipates," "estimates," "plans," "projects," "predicts" and similar expressions indicate forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

  •
  estimated cost savings from the merger may not be fully realized within the expected time frame;

  •
  deposit attrition, customer loss or revenue loss following the merger may be greater than expected;

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  competitive pressure among depository and other financial institutions may increase significantly;

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  costs or difficulties related to the integration of the businesses of Willow Grove and Chester Valley may be greater than expected;

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  changes in the interest rate environment may reduce interest margins;

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  general economic or business conditions, either nationally or in the states or regions in which Willow Grove does business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

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  legislation or changes in regulatory requirements, including changes in accounting standards, may adversely affect the businesses in which Willow Grove is engaged;

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  adverse changes may occur in the securities markets, whether due to terrorist activities, world events or other factors; and

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  competitors of Willow Grove may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than Willow Grove.

        Management of Willow Grove and Chester Valley each believes that the forward-looking statements about their respective company are reasonable; however, you should not place undue reliance on them because they speak only as of the date of this document, or, in the case of documents incorporated by reference in this document, the dates of those documents. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of Willow Grove following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of Willow Grove and Chester Valley to control or predict.

GENERAL INFORMATION

        This document constitutes a joint proxy statement and is being furnished in connection with the solicitation of proxies by the boards of directors of Willow Grove and Chester Valley to be used at special meetings of shareholders of Willow Grove and Chester Valley each to be held on June 14, 2005 and any adjournment or postponement of the special meetings. The purposes of the special meetings are to consider and vote upon the merger agreement between Willow Grove and Chester Valley, which provides, among other things, for the merger of Chester Valley with and into Willow Grove, and a proposal to adjourn the special meeting to the extent necessary to solicit additional votes on the merger agreement.

        This document also constitutes a prospectus of Willow Grove relating to the Willow Grove common stock to be issued to holders of Chester Valley common stock upon completion of the merger. Based on (i) the number of shares of Chester Valley common stock outstanding on the record date for the Chester Valley special meeting, (ii) the number of shares of Chester Valley common stock issuable upon the exercise of employee stock options outstanding on such date and (iii) an assumed exchange ratio of 1.4823, a maximum of approximately 5,600,000 shares of Willow Grove common stock will be issuable upon completion of the merger.

        Willow Grove has supplied all information contained or incorporated by reference herein relating to Willow Grove, and Chester Valley has supplied all such information relating to Chester Valley.

THE WILLOW GROVE SPECIAL MEETING

Date, Place and Time

        A special meeting of shareholders of Willow Grove will be held on Tuesday, June 14, 2005 at the Huntingdon Valley Country Club, located at 2295 Country Club Drive, Huntingdon Valley, Pennsylvania, at 2:30 p.m., local time.

Matters to be Considered

        The purposes of the Willow Grove special meeting are to consider and approve the merger agreement, to consider and approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and to consider any other matters that may be properly submitted to a vote at the special meeting. At this time, the Willow Grove board of directors is unaware of any matters, other than as set forth in the preceding sentence, that may be presented for action at the special meeting.

Shares Outstanding and Entitled to Vote; Record Date

        The close of business on April 21, 2005 has been fixed by the board of directors of Willow Grove as the record date for the determination of holders of Willow Grove common stock entitled to notice of and to vote at the Willow Grove special meeting and any adjournment or postponement of the special meeting. At the close of business on the record date, there were 9,777,247 shares of Willow Grove common stock outstanding and entitled to vote. Each share of Willow Grove common stock entitles the holder to one vote at the Willow Grove special meeting on all matters properly presented at the meeting.

How to Vote Your Shares

        Shareholders of record may vote by mail or by attending the Willow Grove special meeting and voting in person. If you choose to vote by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided.

        If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the special meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares.

        Any shareholder executing a proxy may revoke it at any time before it is voted by:

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  delivering to the Secretary of Willow Grove prior to the special meeting a written notice of revocation addressed to Christopher E. Bell, Secretary, Willow Grove Bancorp, Inc., Welsh & Norristown Roads, Maple Glen, Pennsylvania 19002;

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  delivering to Willow Grove prior to the special meeting a properly executed proxy with a later date; or

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  attending the Willow Grove special meeting and giving notice of such revocation in person.

Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

        Each properly executed proxy returned to Willow Grove (and not revoked) by a holder of Willow Grove common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted "FOR" approval of the merger agreement and "FOR" approval of the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

        At this time, the Willow Grove board of directors is unaware of any matters, other than those set forth above, that may be presented for action at the Willow Grove special meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Votes Required

        A quorum, consisting of the holders of a majority of the issued and outstanding shares of Willow Grove common stock, must be present in person or by proxy for the transaction of business at the Willow Grove special meeting. Abstentions will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted in the voting on a proposal.

        The affirmative vote of a majority of the votes cast by the holders of Willow Grove common stock, voting in person or by proxy, at the Willow Grove special meeting is necessary to approve the merger agreement and the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies and any other matter properly submitted to shareholders for their consideration at the special meeting.

        Any "broker non-votes" submitted by brokers or nominees in connection with the special meeting will not be counted for purposes of determining the number of votes cast on a proposal but will be treated as present for quorum purposes. "Broker non-votes" are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under applicable rules. Because of the vote required, abstentions and broker "non-votes" will not count as votes cast and will have no effect on the proposal to approve the merger agreement or the proposal to adjourn the special meeting.

        The directors and executive officers of Willow Grove and their respective affiliates collectively owned approximately 7.8% of the outstanding shares of Willow Grove common stock as of the record date for the Willow Grove special meeting. The directors of Willow Grove, who in the aggregate can cast approximately 5.9% of the votes entitled to be cast at the Willow Grove special meeting, have entered into shareholder agreements with Chester Valley pursuant to which they have agreed to vote all of their shares for approval of the merger agreement. See "Certain Beneficial Ownership of Willow Grove Common Stock" beginning on page 101 and "The Merger—Shareholder Agreements" on page 78.

Solicitation of Proxies

        Willow Grove and Chester Valley will share the costs of printing and mailing this document to shareholders of Willow Grove and Chester Valley and the registration fee paid to the SEC in connection with the filing of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part. Willow Grove will bear all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of its board of directors. In addition to solicitation by mail, the directors, officers and employees of Willow Grove and its subsidiaries may solicit proxies from shareholders of Willow Grove in person or by telephone, telegram, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses.

        Willow Grove has retained Customers First Call Centers, Inc., a professional proxy solicitation firm, to assist them in the solicitation of proxies for the Willow Grove special meeting. The fee payable to such firm in connection with the merger is $12,500, plus reimbursement for reasonable out-of-pocket expenses. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Willow Grove common stock held of record by such persons, and Willow Grove will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

Recommendation of the Willow Grove Board of Directors

        The Willow Grove board of directors has approved the merger agreement and the transactions contemplated by the merger agreement. Based on Willow Grove's reasons for the merger described in this document, including the fairness opinion of The Blackstone Group, the board of directors of Willow Grove believes that the merger is in the best interests of Willow Grove and its shareholders and recommends that you vote "FOR" approval of the merger agreement. See "The Merger—Willow Grove's Reasons for the Merger; Recommendation of Willow Grove's Board of Directors" beginning on page 30. The Willow Grove board of directors also recommends that you vote "FOR" approval of the proposal to adjourn the special meeting if necessary to solicit additional proxies to vote in favor of the merger agreement.

THE CHESTER VALLEY SPECIAL MEETING

Date, Place and Time

        A special meeting of shareholders of Chester Valley will be held on Tuesday, June 14, 2005 at the Downingtown Country Club, located at 85 Country Club Lane, Downingtown, Pennsylvania, at 9:00 a.m., local time.

Matters to be Considered

        The purposes of the Chester Valley special meeting are to consider and approve the merger agreement, to consider and approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and to consider any other matters that may be properly submitted to a vote at the special meeting. At this time, the Chester Valley board of directors is unaware of any matters, other than as set forth in the preceding sentence, that may be presented for action at the special meeting.

Shares Outstanding and Entitled to Vote; Record Date

        The close of business on April 21, 2005 has been fixed by the board of directors of Chester Valley as the record date for the determination of holders of Chester Valley common stock entitled to notice of and to vote at the Chester Valley special meeting and any adjournment or postponement of the special meeting. At the close of business on the record date, there were 5,161,911 shares of Chester Valley common stock outstanding and entitled to vote. Each share of Chester Valley common stock entitles the holder to one vote at the Chester Valley special meeting on all matters properly presented at the meeting.

How to Vote Your Shares

        Shareholders of record may vote by mail or by attending the Chester Valley special meeting and voting in person. If you choose to vote by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided.

        If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the special meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares.

        Any shareholder executing a proxy may revoke it at any time before it is voted by:

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  delivering to the Secretary of Chester Valley prior to the special meeting a written notice of revocation addressed to Colin N. Maropis, Secretary, Chester Valley Bancorp Inc., 100 East Lancaster Avenue, Downingtown, Pennsylvania 19335;

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  delivering to Chester Valley prior to the Chester Valley special meeting a properly executed proxy with a later date; or

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  attending the special meeting and giving notice of such revocation in person.

Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

        Each properly executed proxy returned to Chester Valley (and not revoked) by a holder of Chester Valley common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted "FOR" approval of the merger agreement and

"FOR" approval of the proposal to adjourn the Chester Valley special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

        At this time, the Chester Valley board of directors is unaware of any matters, other than those set forth above, that may be presented for action at the Chester Valley special meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Votes Required

        A quorum, consisting of the holders of a majority of the issued and outstanding shares of Chester Valley common stock, must be present in person or by proxy for the transaction of business at the Chester Valley special meeting. Abstentions will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted in the voting on a proposal.

        The affirmative vote of a majority of the votes cast by the holders of Chester Valley common stock, voting in person or by proxy, at the Chester Valley special meeting is necessary to approve the merger agreement and the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies and any other matter properly submitted to shareholders for their consideration at the Chester Valley special meeting.

        Any "broker non-votes" submitted by brokers or nominees in connection with the Chester Valley special meeting will not be counted for purposes of determining the number of votes cast on a proposal but will be treated as present for quorum purposes. "Broker non-votes" are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under applicable rules. Because of the vote required, abstentions and broker "non-votes" will not count as votes cast and will have no effect on the proposal to approve the merger agreement or the proposal to adjourn the Chester Valley special meeting.

        The directors and executive officers of Chester Valley and their respective affiliates collectively owned approximately 10.0% of the outstanding shares of Chester Valley common stock as of the record date for the Chester Valley special meeting. Certain directors of Chester Valley, who in the aggregate can cast approximately 8.9% of the votes entitled to be cast at the Chester Valley special meeting, have entered into shareholder agreements with Willow Grove pursuant to which they have agreed to vote all of their shares for approval of the merger agreement. See "Certain Beneficial Ownership of Chester Valley Common Stock" beginning on page 104 and "The Merger—Shareholder Agreements" on page 78.

Solicitation of Proxies

        Willow Grove and Chester Valley will share the costs of printing and mailing this document to shareholders of Willow Grove and Chester Valley and the registration fee paid to the SEC in connection with the filing of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part. Chester Valley will bear all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of its board of directors. In addition to solicitation by mail, the directors, officers and employees of Chester Valley and its subsidiaries may solicit proxies from shareholders of Chester Valley in person or by telephone, telegram, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses.

        Chester Valley will make arrangements with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Chester Valley common stock held of record by such persons, and Chester Valley will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

Recommendation of the Chester Valley Board of Directors

        The Chester Valley board of directors has approved the merger agreement and the transactions contemplated by the merger agreement. Based on Chester Valley's reasons for the merger described in this document, including the fairness opinion of Boenning & Scattergood, the board of directors of Chester Valley believes that the merger is in the best interests of Chester Valley and its shareholders and recommends that you vote "FOR" approval of the merger agreement. See "The Merger—Chester Valley's Reasons for the Merger; Recommendation of Chester Valley's Board of Directors" beginning on page 39. The Chester Valley board of directors also recommends that you vote "FOR" approval of the proposal to adjourn the special meeting if necessary to solicit additional proxies to vote in favor of the merger agreement.

THE MERGER
(Proposal 1)

        The following information describes the material aspects of the merger agreement and the merger. This description does not purport to be complete and is qualified in its entirety by reference to the annexes to this document, including the merger agreement. You are urged to carefully read the annexes in their entirety.

General

        Under the terms and conditions set forth in the merger agreement, Chester Valley will be merged with and into Willow Grove. At the effective time of the merger, each outstanding share of Chester Valley common stock will be converted into the right to receive, at the election of each Chester Valley shareholder, either $27.90 in cash or 1.4823 shares of Willow Grove common stock, subject to the allocation and proration procedures set forth in the merger agreement. See "—Merger Consideration and Election Procedures" below. No fractional shares of Willow Grove common stock will be issued in connection with the merger. Instead, Willow Grove will make a cash payment to each Chester Valley shareholder who would otherwise receive a fractional share of Willow Grove common stock. Willow Grove will be the surviving corporation in the merger and will continue its corporate existence under Pennsylvania law. After the merger, the separate corporate existence of Chester Valley will terminate. The merger is subject to the satisfaction of certain conditions, including the receipt of all necessary regulatory approvals and the approval by the requisite vote of the shareholders of each of Willow Grove and Chester Valley.

Background of the Merger

        In recent years, Willow Grove has considered numerous avenues to expand and diversify its operations in order to transition to a community bank model. In this regard, on occasion Willow Grove considered potential acquisitions of other financial institutions and financial services related companies. In the fall of 1999, Frederick A. Marcell Jr. had dinner with James E. McErlane, Chairman of the Board of Chester Valley, and another director of Chester Valley. The conversation at this dinner generally was social in nature, although the parties discussed general topics regarding the banking industry in suburban Philadelphia and there was a suggestion that Willow Grove and Chester Valley should explore whether a possible strategic alliance would be beneficial given the consolidation trend within the industry. At the time, Willow Grove was operating in the mutual holding company structure which led to the conclusion that a transaction was not feasible at that time. In December, 2000, Mr. Marcell had dinner with Donna M. Coughey, the President and Chief Executive Officer of Chester Valley. The purpose of the meeting was to make introductions and the conversation was of a general and social nature. In February, 2002, Mr. Marcell and Ms. Coughey met and, among other things, discussed the strategic challenges facing community banks and whether a strategic combination of Willow Grove and Chester Valley might be feasible or worth exploring. Thereafter on several occasions in 2002 representatives of Willow Grove and Chester Valley had informal discussions regarding the possibility of a combination transaction between the two companies. In July 2002, Chester Valley and Willow Grove entered into a confidentiality agreement, which they subsequently terminated in August 2002 without having exchanged any documents and without either party having commenced any due diligence. In November 2002 Chester Valley and Willow Grove had renewed interest in continuing discussions of a possible combination of Willow Grove and Chester Valley, and executed a second confidentiality agreement. While representatives of Willow Grove and Chester Valley had several informal conversations regarding a possible combination, there was no significant exchange of documents and neither party commenced due diligence. The conversations ceased at that time due to the inability of the parties to agree on a potential management and an operational structure for the combined company, and the confidentiality agreement was terminated in February 2003.

        On August 17, 2004, Willow Grove issued a press release announcing Mr. Marcell's plans to retire during the fiscal year ending June 30, 2005. On August 19, 2004, Ms. Coughey telephoned Mr. Marcell to congratulate him on the announcement and requested that they meet in order to discuss whether there might be any interest in discussing a possible combination of Willow Grove and Chester Valley.

        Based on this overture, representatives of Willow Grove and Chester Valley held several informal discussions. In late August, 2004, Chester Valley retained Boenning & Scattergood, Inc. as financial advisor with respect to a potential business combination with Willow Grove. On September 2, 2004, Willow Grove and Chester Valley executed a new confidentiality agreement. On September 24, 2004, the Willow Grove board of directors established a Merger and Acquisition Committee, comprised of Mr. Marcell and Messrs. William W. Langan, Thomas J. Sukay and Samuel H. Ramsey, in order to oversee the negotiations with Chester Valley. On October 1, 2004, Willow Grove engaged The Blackstone Group L.P. to serve as its financial advisor and advise it with respect to a potential business combination with Chester Valley.

        During the first two weeks of October 2004, Willow Grove and Chester Valley exchanged additional documents and commenced their preliminary due diligence reviews of each other. In addition, during the second week of October, Mr. Langan, Willow Grove's Chairman of the Board, and Ms. Coughey, President and Chief Executive Officer of Chester Valley, met to discuss their strategic vision for the combined institution as well as the potential structure for the senior management team. Also during the second week of October, representatives of Willow Grove's management, Chester Valley's management, The Blackstone Group and Boenning & Scattergood met in order to review their respective historical financial statements and discuss the methodology to be used in creating a pro forma combined operating model for Willow Grove and Chester Valley on a combined basis. After this meeting, management of both Willow Grove and Chester Valley, with the assistance of their respective financial advisors, The Blackstone Group and Boenning & Scattergood, continued their financial analyses and due diligence document review. During this period The Blackstone Group and Boenning & Scattergood held preliminary discussions regarding price and other terms for a transaction. On November 4, 2004, a meeting of Chester Valley's board was held with representatives of Boenning & Scattergood to discuss the strategic objectives of Chester Valley, the feasibility of the transaction and the shareholder and financial implications of a merger with Willow Grove.

        During November 2004, representatives of The Blackstone Group, Boenning & Scattergood and the management of Willow Grove and Chester Valley met on several occasions to discuss the potential terms of a combination transaction. In mid-November, an informal dinner meeting was held involving several members of the boards of directors of both Willow Grove and Chester Valley and representatives of the Blackstone Group and Boenning & Scattergood. This dinner meeting was primarily social in nature. The parties had additional meetings and conversations in November regarding the structure of a potential transaction. On December 6, 2004, representatives of Willow Grove, Chester Valley, The Blackstone Group and Boenning & Scattergood met in order to discuss the potential parameters for a transaction and to determine whether they could agree upon the general terms for further discussion. The parties agreed that they would continue their negotiations with a view toward structuring an agreement providing for a merger of Chester Valley with and into Willow Grove and of First Financial Bank with and into Willow Grove Bank, with Chester Valley shareholders receiving either shares of Willow Grove common stock or cash in a transaction with a fixed exchange ratio at an implied value of approximately $28.50. The parties also agreed that the shareholders of Chester Valley should be given the right to elect to receive all stock, all cash or a mix of stock and cash provided that the Willow Grove common stock should be limited to approximately 65% of the merger consideration. Finally, the parties agreed to proportional board representation, the selection of Donna Coughey to serve as President and Chief Executive Officer of the combined company, and several other matters including a price protection provision.

        Thereafter, Willow Grove and Chester Valley and their respective representatives conducted extensive due diligence reviews, both on-site and at a local conference center, and the parties continued their negotiations as to the proposed structure of a transaction. On December 22, 2004, Chester Valley's board met to review the terms of a draft agreement and plan of merger with Willow Grove, and on December 28, 2004, the Willow Grove Board met to consider and review the terms of the draft agreement and plan of merger. The draft agreement was negotiated and revised over the next several weeks.

        At a Chester Valley board meeting on January 9, 2005, attended by special counsel for Chester Valley, Cozen O'Connor, and Chester Valley's financial advisor, Boenning & Scattergood, principal terms of the draft agreement were reviewed, Chester Valley's management presented a financial analysis of the potential merger with Willow Grove and the board discussed a number of benefits of the merger. Boenning & Scattergood presented a preview of an opinion and accompanying report in order to introduce the Chester Valley directors to the methodology and permit them to ask questions and begin consideration of relevant factors. At the next Chester Valley board meeting, on January 18, 2005, Chester Valley's board considered terms of the merger agreement, pro forma financial information for a combined Willow Grove-Chester Valley entity and potential benefits and effects of a combination with Willow Grove. Representatives of Boenning & Scattergood and Cozen O'Connor were present at the January 18 meeting and at a follow up meeting of Chester Valley's board held on January 20, 2005. At the latter meeting, Boenning & Scattergood presented its analysis of the fairness of the merger consideration from a financial point of view and presented its fairness opinion, and Cozen O'Connor reviewed the matters involving the merger agreement. Cozen O'Connor also explained directors' fiduciary responsibilities relative to a vote on the merger agreement and responsibilities under the accompanying shareholder's agreement that each director was being asked to sign pursuant to the merger agreement. At the meeting, the Chester Valley board voted unanimously for approval of the merger agreement and directed that the merger agreement be submitted to a vote of Chester Valley's shareholders, unanimously recommending that Chester Valley shareholders vote their shares in favor of the merger agreement.

        On January 20, 2005, the Willow Grove board of directors met to consider the definitive agreement. Representatives of Willow Grove's special counsel, Elias, Matz, Tiernan & Herrick L.L.P., and Willow Grove's financial advisor, The Blackstone Group, were present at the meeting. The Blackstone Group presented its analysis of the fairness of the merger consideration from a financial point of view and delivered its written fairness opinion. Special counsel reviewed in detail the terms of the definitive agreement, the fiduciary duties of directors and legal standards applicable in connection with the transaction and responded to questions from the Willow Grove board. At this meeting, the Willow Grove board unanimously approved the merger agreement, determined that the merger consideration is fair to Willow Grove and the Willow Grove shareholders and recommended that Willow Grove shareholders vote their shares in favor of approving the merger agreement.

        Willow Grove and Chester Valley executed the definitive merger agreement on January 20, 2005 and issued a joint press release publicly announcing the transaction on that day.

Willow Grove's Reasons for the Merger; Recommendation of Willow Grove's Board of Directors

        After careful consideration, the Willow Grove board of directors determined that it was advisable and in the best interests of Willow Grove and its shareholders for Willow Grove to enter into the merger agreement with Chester Valley. Accordingly, Willow Grove's board recommends that Willow Grove shareholders vote "FOR" the adoption of the merger agreement.

        The Willow Grove board of directors believes that the merger with Chester Valley significantly enhances its position in the banking industry in several important respects. In recent years Willow Grove has made significant strides in implementing its community banking business model through internal growth. The Willow Grove board believes that the merger with Chester Valley will expedite its transition to a community bank model, will provide additional management resources, will add to its product mix and provide additional cross-selling opportunities and will expand its market area into Chester County, Pennsylvania. In reaching its decision to approve the merger and recommend that the Willow Grove shareholders adopt the merger agreement, the Willow Grove board of directors considered a number of factors, including the material factors outlined below.

        Strategic Considerations.    During recent years the thrift industry, as well as the financial services industry generally, has experienced considerable consolidation and change. As a result, the current and prospective environment in which Willow Grove operates has become increasingly competitive. The Willow Grove board of directors believes that the acquisition of Chester Valley will provide a number of significant strategic opportunities and benefits that will help Willow Grove continue growing as a leading community-oriented financial institution in this competitive environment, including those described below.

  •
  Strengthened Management Team. In considering the proposed merger with Chester Valley, Willow Grove's board of directors conditioned it upon Donna M. Coughey, the current President and Chief Executive Officer of Chester Valley and First Financial Bank, agreeing to serve as President and Chief Executive Officer of the combined institution. As a result of conversations with Ms. Coughey and upon reviewing her record at Chester Valley and her career prior to her service at Chester Valley, the Willow Grove board of directors concluded that Ms. Coughey would be a strong successor to Willow Grove's current President and Chief Executive Officer, Frederick M. Marcell Jr., upon Mr. Marcell's previously announced retirement. In addition, several other members of Chester Valley's management team agreed to continue with the combined company including Joseph T. Crowley, Chief Financial Officer, G. Richard Bertolet, Chief Lending and Sales Officer, and Matthew D. Kelly, Chief Wealth Management Officer. The Willow Grove board of directors believes that the planned addition of Ms. Coughey and the other Chester Valley executives to Willow Grove's management will result in a stronger and more diversified senior management team at Willow Grove which will be well positioned to carry out the business plan of the combined entity.

  •
  Expansion of Geographic Presence. The Willow Grove board of directors considered that the merger will expand Willow Grove's presence in southeastern Pennsylvania by adding 13 new branch offices in Chester County, Pennsylvania, a fast growing, affluent suburb of Philadelphia and a natural extension of Willow Grove's current market area. The Willow Grove board considered the unique crescent shape that the combined franchise would form around Philadelphia, the fact that there would be no overlap between the existing Willow Grove and Chester Valley markets and the opportunity to fill-in the combined branch office network in the future.

  •
  Complementary Business Models. The Willow Grove board of directors believes that Willow Grove's and Chester Valley's businesses are complementary in that both operate on similar, customer focused community banking models. The Willow Grove board believes that the merger will provide Willow Grove the opportunity to deploy its excess capital to grow the combined enterprise. The merger also is expected to further diversify Willow Grove's loan portfolio by increasing its holding of commercial business loans. The Willow Grove board noted in particular that the merger will result in higher commercial loan limits, which is expected to facilitate loan growth and diversification in the future. In addition, Willow Grove expects to benefit from the implementation of the small business commercial lending model that Chester Valley has developed. The Willow Grove board also considered that the merger is expected to increase Willow Grove's interest-rate sensitive assets, further increase the amount of its core deposits in general and demand deposit and other commercial deposit accounts in particular and reduce its reliance on borrowed funds.

  •
  Expanded Product Offering and Enhanced Cross-Selling Opportunities. Willow Grove's board believes that the combined company will be able to serve more customers with additional products. The acquisition of Philadelphia Corporation for Investment Services, a registered broker-dealer and investment advisor and wholly owned subsidiary of Chester Valley, and the trust department of First Financial Bank will expand Willow Grove's non-traditional product offerings and provide it with the opportunity to market trust services, cash management and investment advisory services to its customers.

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  Revenue Enhancements and Cost Savings.

  •
  The complementary nature of the respective customer bases and product offering should result in the opportunity for revenue enhancements, as products, including cash management and trust products, among others, are cross-marketed and distributed over the combined company's broader customer bases.

  •
  Although not the principal reason for the merger, the transaction should nevertheless produce significant cost saving opportunities, particularly as a result of back-office and administrative consolidation. Willow Grove estimates pre-tax cost savings of approximately $3.1 million from the first twelve months of combined operations.

        Expected Accretion to Willow Grove Earnings Per share.    The Willow Grove board took into account management's projections that the merger will be accretive to Willow Grove's earnings per share. The merger is expected to result in accretion to projected fiscal 2006 earnings per share of approximately 6.4%, exclusive of the benefits of any revenue enhancements, purchase accounting adjustments or one-time merger related costs.

        Low Risk to Achieve Strategic Benefits.    Although integrating the two institutions poses inherent challenges, the Willow Grove board believes that the merger presents a relatively low level of risk given the potential rewards. In particular, the Willow Grove board noted that Chester Valley's bank operations are in similar geographic areas and business lines to those of Willow Grove. The Willow Grove board also concluded that the merger posed a relatively low risk of encountering any regulatory impediments and noted that the Willow Grove and Chester Valley management teams both have significant banking experience and are well-known to bank regulatory authorities.

        Other Factors Considered by the Willow Grove Board.    In consultation with its executive management team and financial and other advisors, the Willow Grove board also considered several additional factors including the following:

  •
  Historical information concerning Willow Grove's and Chester Valley's respective business, financial performance and condition, operations, management, competitive positions and stock performance, in addition to the financial information and analyses presented by The Blackstone Group to the board of directors, all of which generally informed the board as to the relative values of Willow Grove, Chester Valley and the combined company;

  •
  The results of Willow Grove's due diligence review of Chester Valley's business and operations;

  •
  The financial presentation of The Blackstone Group and their opinion that, as of January 20, 2005 (the date on which the Willow Grove board of directors adopted the merger agreement), and based on and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid by Willow Grove to the shareholders of Chester Valley in the merger was fair, from a financial point of view, to Willow Grove (see "—Opinion of Willow Grove's Financial Advisor," beginning on page 34);

  •
  The alternatives reasonably available to Willow Grove if it did not pursue the merger with Chester Valley, including the possibility of pursuing internal growth opportunities, and the conclusion that the merger with Chester Valley would yield greater benefits to Willow Grove and its shareholders;

  •
  The future ability of the combined company to strengthen its franchise through continued growth and development;

  •
  The Willow Grove board's belief that Willow Grove and Chester Valley share a common vision of their commitment to their respective shareholders, employees, customers and communities;

  •
  The board and management arrangements contemplated by the merger, which provide for a 17 person board of the combined company including the addition of seven current Chester Valley directors to the ten Willow Grove directors, the requirement that there be proportional representation on board committees and that Rosemary Loring will succeed William Langan as Chairman of the Board, and the agreements of Donna M. Coughey and several other Chester Valley executive officers to enter into new employment or change-in-control agreements with Willow Grove, which is expected to increase the depth of management at Willow Grove;

  •
  The terms and conditions of the merger agreement, including the fact that the stock portion of the merger consideration is generally limited to 64.76% of the outstanding Chester Valley shares, the provisions restricting Chester Valley from soliciting third-party acquisition proposals and requiring Chester Valley to hold a special meeting of its shareholders notwithstanding the potential receipt of a competing third-party acquisition proposal and providing for Chester Valley to pay Willow Grove a termination fee under certain circumstances; and

  •
  The commitment of both institutions to customer service in the markets in which they operate.

        The Willow Grove board of directors also considered the potential adverse consequences of the merger, including the following:

  •
  The challenges of combining the operations of the two institutions;

  •
  The risk that anticipated revenue enhancements and cost savings will not be achieved; and

  •
  The risk that integration will be more difficult than currently anticipated and the risk of diverting management's attention from other strategic priorities to implement merger integration efforts.

        The Willow Grove board of directors realizes that there can be no assurance about future results expected or considered in the factors listed above. However, the Willow Grove board concluded that the potential benefits outweighed the potential risks of consummating the merger.

        In addition, in view of the wide variety of factors considered in connection with its evaluation of the merger and complexity of these matters, the Willow Grove board did not find it useful to attempt to quantify, rank or otherwise assign relative weights to the factors listed above. The Willow Grove board of directors conducted a discussion of these factors, including asking questions of its executive management team and financial and legal advisors, and reached a general consensus that the merger was in best interest of Willow Grove and its shareholders. In considering the factors described above, individual members of Willow Grove board of directors may have given different weights to different factors. The Willow Grove board relied on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger. See "—Opinion of Willow Grove's Financial Advisor" beginning on page 34. It should also be noted that this explanation of the reasoning of the Willow Grove board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Cautionary Statement Concerning Forward-Looking Statements" on page 21.

Opinion of Willow Grove's Financial Advisor

        The Blackstone Group L.P. ("Blackstone") acted as financial advisor to Willow Grove in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the January 20, 2005 meeting at which Willow Grove's board of directors considered and approved the merger agreement, Blackstone rendered its opinion to the Willow Grove board of directors, that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be paid by Willow Grove to shareholders of Chester Valley in the proposed merger was fair to Willow Grove from a financial point of view. Blackstone reconfirmed its opinion as of April 21, 2005. Blackstone has consented to the inclusion of its opinion as Annex B to this document.

        The full text of Blackstone's opinion, dated April 21, 2005, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Blackstone in rendering its opinion. The description set forth below is qualified in its entirety by reference to the opinion. We urge Willow Grove shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

        Blackstone's opinion speaks only as of the date of the opinion. The opinion is directed to the Willow Grove board and addresses only the fairness, from a financial point of view to Willow Grove, of the consideration to be paid by Willow Grove in the proposed transaction. It does not address any other aspect of the merger or the underlying business decision of Willow Grove to proceed with the merger and is not a recommendation to any Willow Grove shareholder as to how the shareholder should vote in connection with the merger or any other matter.

        In arriving at its opinion, Blackstone, among other things:

  •
  reviewed certain publicly available information concerning the business and financial condition of Willow Grove and Chester Valley that Blackstone believed to be relevant to its inquiry;

  •
  reviewed certain internal information concerning the business, financial condition, and operations of Willow Grove and Chester Valley that Blackstone believed to be relevant to its inquiry;

  •
  reviewed certain internal financial analyses, estimates and forecasts relating to Willow Grove and Chester Valley prepared and furnished to Blackstone by the managements of Willow Grove and Chester Valley;

  •
  reviewed the reported prices and trading activity for Willow Grove common stock and Chester Valley common stock;

  •
  reviewed drafts of the merger agreement;

  •
  held discussions with members of senior management of Willow Grove and Chester Valley concerning the business, operating environment, financial condition, prospects, and strategic objectives of Willow Grove and Chester Valley;

  •
  reviewed publicly available financial and stock market data with respect to certain other companies in lines of businesses that Blackstone believed to be generally comparable to those of Willow Grove and Chester Valley;

  •
  compared the financial terms of the proposed merger with the publicly available financial terms of certain other transactions that Blackstone believed to be generally relevant;

  •
  considered the pro forma financial effect of the proposed merger on Willow Grove; and

  •
  conducted such other financial studies, analyses, and investigations, and considered such other information as Blackstone deemed necessary or appropriate.

        In preparing its opinion, Blackstone relied, without assuming responsibility for independent verification, upon the accuracy and completeness of all financial and other information that was available from public sources and all projections and other information provided to it by Willow Grove and Chester Valley or otherwise reviewed by Blackstone. Blackstone assumed that the financial and other projections and pro forma financial information prepared by Willow Grove and Chester Valley and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, were reasonably prepared and represented management's best estimates as of the date of their preparation. Blackstone expresses no view as to such analyses or forecasts or the assumptions on which they were based. Blackstone further relied upon the assurances of the management of Willow Grove and Chester Valley that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

        In addition, Blackstone also relied, without assuming responsibility for independent verification, upon the views of the management of Willow Grove and Chester Valley relating to the synergistic values and operating cost savings (including the amount, timing and achievability thereof) anticipated to result from the combination of the operations of Willow Grove and Chester Valley.

        Blackstone was not asked to undertake, and did not undertake, an independent verification of any such information, and Blackstone did not assume any responsibility or liability for the accuracy or completeness thereof. Blackstone did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Willow Grove or Chester Valley or the collectibility of any such assets, nor was Blackstone furnished with any such evaluations or appraisals, nor did it evaluate the solvency of Willow Grove or Chester Valley under any state or federal laws relating to bankruptcy, insolvency or similar matters. Blackstone did not make an independent evaluation of the allowance for loan losses of Willow Grove or Chester Valley. Blackstone assumed, with Willow Grove's consent, that the respective allowances for loan losses for each of Willow Grove and Chester Valley are adequate to cover such losses and would be adequate on a pro forma basis for the combined entity. Blackstone did not review individual credit files (including any derivative or off-balance-sheet assets and liabilities) of Willow Grove or Chester Valley or any of their respective subsidiaries and Blackstone was not furnished with any such evaluation or appraisal.

        Blackstone does not express any opinion as to what the value of Willow Grove's common stock will be when issued to holders of Chester Valley common stock pursuant to the merger or the prices at which shares of Willow Grove's common stock will trade at any time.

        Willow Grove informed Blackstone, and Blackstone assumed, that the merger would be treated as a tax-free reorganization for federal income tax purposes. Blackstone assumed that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to it. Blackstone also assumed, with Willow Grove's consent, that in the course of obtaining any necessary regulatory, third-party approvals and consents for the merger, no modification, delay, limitation, restriction, or condition would be imposed that would have an adverse effect on Willow Grove, Chester Valley, or the merger, and that the merger would be consummated in accordance with the merger agreement, without waiver, amendment or modification of any material terms, conditions, or agreements therein.

        Blackstone's opinion does not address the relative merits of the merger as compared to other business strategies or transaction that might be available to Willow Grove or Willow Grove's underlying business decision to effect the merger nor does Blackstone's opinion constitute a recommendation to any shareholder of Willow Grove as to how such shareholder should vote or act with respect to the merger or any other matter.

        Blackstone's opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of such opinion only. Blackstone assumed no responsibility to update or revise its opinion based on circumstances or events occurring after the date of such opinion.

        Chester Valley Publicly Traded Comparable Company Analysis.    Blackstone reviewed and analyzed certain public market trading data for nine publicly traded financial institutions that Blackstone deemed comparable to Chester Valley, using publicly available information including company filings and information from SNL Financial, and compared the data for the peer group companies to the corresponding trading data for Chester Valley. The peer group consisted of the following publicly traded institutions with market equity values ranging from approximately $55.1 million to $288.5 million based on the closing stock prices as of January 19, 2005, and total assets ranging from approximately $433.3 million to $1,146.9 million as of September 30, 2004:

  •
  PennRock Financial Services Corp.

  •
  First Chester County Corporation

  •
  Republic First Bancorp, Inc.

  •
  CNB Financial Corp.

  •
  IBT Bancorp, Inc.

  •
  Bryn Mawr Bank Corporation

  •
  Leesport Financial Corp.

  •
  Penns Woods Bancorp, Inc.

  •
  DNB Financial Corporation

        The table below sets forth the implied median multiples for the peer group and the corresponding implied multiples for Chester Valley. Unless otherwise noted, financial data was as of or for the year ended September 30, 2004 and market data was as of January 19, 2005.

	Chester Valley Peer Group Median	Chester Valley
Total assets (in millions)	$676.9	$644.7
Stock price/book value per share	2.2x	2.1x
Stock price/tangible book value per share	2.5x	2.2x
Stock price/LTM earnings per share	16.9x	18.3x

        Using the implied reference ranges of multiples for the peer group companies and applying the reference ranges of multiples to financial information for Chester Valley provided to Blackstone by the managements of Willow Grove and Chester Valley, Blackstone derived an implied per share valuation range for Chester Valley of $19.04 to $23.80, as compared to the per share price of $27.90 implied by the offer price based on the Willow Grove stock price as of January 19, 2005. Blackstone noted that the derived range of implied per share valuation for Chester Valley was strictly a public market range and that no premium had been attributed in this analysis.

        The foregoing companies, in the judgment of Blackstone and based in part on conversations with the managements of Willow Grove and Chester Valley, were considered comparable to Chester Valley for purposes of this analysis. Blackstone noted that because of the differences between the business mix, operations and other characteristics of Chester Valley and the comparable companies, Blackstone did not believe that a purely quantitative comparable company analysis would be particularly meaningful in this context. Rather, Blackstone believed an appropriate use of the comparable company analysis would also involve qualitative judgments concerning differences between the financial and operating characteristics of Chester Valley and the comparable companies, which would affect the public trading values of the common stock of the comparable companies, which judgments were applied in rendering the opinion of Blackstone.

        Comparable Transactions Analysis.    Blackstone reviewed the following thirteen merger transactions announced from June 14, 2001 through November 16, 2004 with transaction values greater than $46 million and less than $427 million, involving target banking institutions based in Pennsylvania, using publicly available information including company filings and information from SNL Financial:

Acquiror	Target
Community Banks, Inc.	PennRock Financial Services Corp.
F.N.B. Corporation	NSD Bancorp, Inc.
Omega Financial Corporation	Sun Bancorp, Inc.
National Penn Bancshares, Inc.	Peoples First, Inc.
Susquehanna Bancshares, Inc.	Patriot Bank Corp.
Harleysville National Corporation	Millennium Bank
Community Bank System, Inc.	Grange National Banc Corp.
Fulton Financial Corporation	Premier Bancorp, Inc.
National Penn Bancshares, Inc.	FirstService Bank
Sky Financial Group, Inc.	Three Rivers Bancorp, Inc.
S&T Bancorp, Inc.	People Financial Corporation
Sovereign Bancorp, Inc.	Main Street Bancorp, Inc.
F.N.B. Corporation	Promistar Financial Corporation

        Blackstone reviewed the implied multiples of transaction price at announcement to last twelve months' earnings per share, transaction price to book value per share and transaction price to tangible book value per share. Based upon financial information for Chester Valley for the year ended September 30, 2004 and an implied transaction value of $27.90 per share based on Willow Grove's stock price as of January 19, 2005, Blackstone calculated the corresponding implied multiples for the merger. The table below sets forth the implied multiples for the merger and the range of implied multiples and implied median multiples for the target companies in the selected transaction described above.

	Median Multiples for Selected Comparable Transactions	Willow Grove/Chester Valley
Transaction Value to:
LTM earnings per share	23.5x	23.4x
Book value per share	2.6x	2.8x
Tangible book value per share	2.9x	2.9x

        Based on the implied multiples for the selected comparable transactions and the corresponding financial information for Chester Valley, Blackstone derived an implied per share valuation range for Chester Valley of $23.80 to $33.32, as compared to the per share price of $27.90 implied by the offer price based on the Willow Grove stock price as of January 19, 2005.

        Premiums Paid Analysis.    Using the same comparable transactions as in the analysis described immediately above, Blackstone reviewed premiums for each of the transactions implied by the transaction prices relative to the stock prices of the target companies as of the date (i) 30 days prior, and (ii) one day prior, to the announcement of the transaction. Blackstone compared the implied median premiums for the selected transactions to the premium to closing prices of Chester Valley common stock for the corresponding dates implied by the offer price of $27.90 in the merger based on the Willow Grove stock price as of January 19, 2005. The following table summarizes the results of this analysis.

	Median Premiums for Selected Comparable Transactions	Premium implied in the Willow Grove/Chester Valley
Premium to Market Price:
One calendar day prior to announcement(1)	36.6%	28.1%
30 calendar days prior to announcement(2)	45.2%	30.1%

(1)
Chester Valley one day premium based on stock price of $21.77 as of January 19, 2005.

(2)
Chester Valley thirty-day premium based on a stock price of $21.45 as of December 20, 2004.

        Blackstone derived an implied per share valuation range for Chester Valley of $28.96 to $32.18, as compared to the per share price of $27.90 implied by the offer price based on the Willow Grove stock price as of January 19, 2005.

        Among other factors, Blackstone indicated that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. Blackstone noted that no transaction reviewed was identical to the proposed merger and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of Chester Valley and other factors that would affect the acquisition values in the comparable transactions.

        Pro Forma Merger Analysis.    Blackstone analyzed certain potential pro forma effects of the merger on estimated GAAP EPS and cash EPS in fiscal years 2006 through 2009, assuming the closing of the merger on July 1, 2005 and excluding any one-time merger related charges and expenses. Estimated GAAP and cash EPS were based on estimates provided by Willow Grove management. Based on the aggregate per share consideration provided for in the merger of $27.90 (based on the Willow Grove stock price as of January 19, 2005), this analysis indicated that the transaction will be accretive to Willow Grove for the first full year of operations for the combined entity, both on a GAAP EPS and a cash EPS basis. Blackstone noted that actual results may vary from projected results and that the variations may be material.

        Blackstone acted as financial advisor to Willow Grove with respect to the merger. Willow Grove has agreed to pay Blackstone a transaction fee in connection with the merger of $1.05 million, of which $0.350 million has been paid and the balance of which is contingent, and payable, upon closing of the merger. In addition, Willow Grove agreed to reimburse Blackstone for out-of-pocket expense and to indemnify it for certain liabilities arising out of the performance of such services, including certain liabilities under the federal securities laws.

        The opinion of Blackstone was one of many factors taken into consideration by the Willow Grove board of directors in making its determination to approve the proposed transaction. The analyses of Blackstone summarized above should not be viewed as determinative of the opinion of the Willow Grove board of directors with respect to the value of Willow Grove or Chester Valley.

        The Willow Grove board of directors selected Blackstone as its financial advisor because of its reputation as an internationally recognized investment banking and advisory firm.

Chester Valley's Reasons for the Merger; Recommendation of Chester Valley's Board of Directors

        The board of directors of Chester Valley has considered the terms and provisions of the Merger Agreement and concluded that they are fair to the shareholders of Chester Valley and that the merger is in the best interests of Chester Valley and its shareholders. Chester Valley's board believes that the merger will provide Chester Valley shareholders the opportunity to obtain an attractive price for their Chester Valley shares and, by electing to receive shares of Willow Grove common stock in the merger, an opportunity to realize increased long-term value.

        The board of directors of Chester Valley believes that the merger will provide the resulting institution with additional resources necessary to compete more effectively in the Southeastern Pennsylvania market. In addition, the board of Chester Valley believes that the customers and communities served by Chester Valley will benefit from the resulting institution's enhanced abilities to meet their banking needs.

        In reaching its decision to approve the Merger Agreement, the Chester Valley board consulted with management, as well as with Chester Valley's financial and legal advisors, and considered a variety of factors, including the following:

  •
  The consideration (including the premium) being offered to Chester Valley's shareholders in relation to the market value, book value, tangible book value, earnings per share and projected earnings per share of Chester Valley;

  •
  The terms of the merger agreement by which approximately 65% of the merger consideration is to take the form of Willow Grove common stock, enabling Chester Valley shareholders to participate in anticipated future growth of the combined Willow Grove-Chester Valley System;

  •
  The scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining Chester Valley and Willow Grove;

  •
  The complementary geographic locations of the Chester Valley and Willow Grove branch networks, with an arc-shaped footprint around Philadelphia;

  •
  The opportunities to establish a strong niche in the Route 202 corridor extending across geographies that include some of Southeastern Pennsylvania's most attractive markets;

  •
  The ability of the resulting institution to provide comprehensive financial services and to fill a gap in the middle market not well served by large banks, but which Chester Valley is too small to fill alone;

  •
  Willow Grove's assets size and capital position, which would give the resulting institution over $1.5 billion in assets and an ability to offer credit products and services to successful businesses which Chester Valley alone could not expect to service;

  •
  Chester Valley and Willow Grove's shared community banking philosophies;

  •
  Opportunities to expand Chester Valley's trust, asset management and cash management services; and

  •
  The presentation by Boenning & Scattergood, Inc., Chester Valley's financial advisor, as to the fairness of the merger consideration, from a financial point of view, to Chester Valley's shareholders. In this regard, Chester Valley's board of directors has received from Boenning & Scattergood a written opinion dated January 20, 2005 that, as of such date, the merger consideration is fair to Chester Valley's shareholders from a financial point of view. The opinion is attached as Annex C to this document. For a summary of the presentation of Boenning & Scattergood, see "Opinion of Chester Valley's Financial Advisor" below.

        Other factors considered by Chester Valley's board of directors included:

  •
  The reports of Chester Valley's management and the financial presentation by Boenning & Scattergood to Chester Valley's board of directors concerning the operations, financial condition and prospects of Willow Grove and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and, in the case of the reports of Chester Valley's management, regulatory capital ratios;

  •
  The proposed board and management arrangements of the combined company, which are believed to position the combined company with strong leadership and experienced operating management;

  •
  The employment arrangements with key Chester Valley executives which would help assure the continuity of management, the likelihood of successful integration and the successful operation of the combined company;

  •
  The likelihood that the regulatory approvals needed to complete the transaction will be obtained;

  •
  The potential cost-saving opportunities, currently estimated to be approximately $3.1 million per year;

  •
  The fact that the complementary nature of the respective customer bases, business products and skills of Chester Valley and Willow Grove could result in opportunities to obtain synergies as products are cross-marketed and distributed over broader customer bases and best practices are compared and applied across businesses;

  •
  Review by the Chester Valley board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger, including the exchange ratio and the condition to the transaction that the merger qualify as a transaction of a type that will permit Chester Valley shareholders to receive Willow Grove shares in exchange for their Chester Valley shares on a tax-free basis for United States income tax purposes; and

  •
  The current and prospective competitive environment for financial institutions generally, the trend toward consolidation in the financial services industry, and general business, economic and market conditions in Southeastern Pennsylvania.

        The Chester Valley board of directors also considered potential risks associated with the merger in connection with its deliberation of the proposed transaction, including the challenges of integrating Chester Valley's businesses, operations and workforce with those of Willow Grove, the need to obtain Willow Grove shareholder, Chester Valley shareholder and regulatory approvals in order to complete the transaction, and the risks associated with achieving the anticipated cost savings. Chester Valley's board also considered that the fixed exchange ratio, by its nature, would not adjust upwards to compensate for declines, or downwards to compensate for increases, in Willow Grove's stock price prior to completion of the merger. For that reason, Chester Valley required that the terms of the merger agreement include a termination right or "collar" provision that would be triggered by a decrease in the value of the merger consideration implied by the Willow Grove stock price. Chester Valley's board considered that the collar provides only limited protection against down-side price declines and only through the date on which the merger is completed, and considered the other structural protections included in the merger agreement such as the ability of Chester Valley to terminate the merger agreement in the event of any change or development affecting Willow Grove which has, or is reasonably likely to have, a material adverse effect on Willow Grove and which is not cured within 30 days after notice or cannot be cured.

        The foregoing discussion of the information and factors considered by Chester Valley's board of directors is not exhaustive, but includes all material factors considered by the Chester Valley board. In view of the wide variety of factors considered by the Chester Valley board of directors in connection with its evaluation of the merger and the complexity of these matters, the Chester Valley board of directors did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Chester Valley's board of directors evaluated the factors described above, including asking questions of Chester Valley's management and Chester Valley's legal and financial advisors. In considering the factors described above, individual members of Chester Valley's board of directors may have given different weights to different factors.

        The Chester Valley board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Chester Valley and its shareholders. Accordingly, the Chester Valley board of directors unanimously approved the merger agreement and unanimously recommends that Chester Valley shareholders vote "FOR" adoption of the Merger Agreement.

Opinion of Chester Valley's Financial Advisor

        Pursuant to an engagement letter dated as of November 1, 2004, Chester Valley retained Boenning & Scattergood, Inc. to act as its exclusive financial advisor in connection with Chester Valley's consideration of a possible business combination with Willow Grove. In connection with the merger with Willow Grove, the Chester Valley board requested Boenning & Scattergood to render its opinion as to the fairness of the merger consideration to the holders of Chester Valley common stock from a financial point of view. At the January 20, 2005 meeting at which Chester Valley's board considered the merger agreement, Boenning & Scattergood rendered its opinion to the board that, based upon and subject to the various considerations set forth therein, as of January 20, 2005, the merger consideration was fair to the holders of Chester Valley common stock from a financial point of view. We will refer to the opinion as of January 20, 2005 as the "January Opinion" and the opinion as of April 21, 2005 as the "Proxy Opinion."

        The full text of Boenning & Scattergood's Proxy Opinion, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex C to this joint proxy statement/prospectus, is incorporated herein by reference, and should be read in its entirety in connection with this document. The summary of the opinion of Boenning & Scattergood set forth below is qualified in its entirety by reference to the full text of the opinion attached as Annex C to this document.

        Boenning & Scattergood was selected to act as Chester Valley's financial advisor in connection with the merger with Willow Grove based upon its qualifications, expertise, reputation and experience. Boenning & Scattergood has formerly acted as financial advisor to Chester Valley at various times on a contractual basis. Boenning & Scattergood has knowledge of, and experience with the Pennsylvania and surrounding banking markets, as well as banking organizations operating in those markets, and was selected by Chester Valley because of its knowledge of, experience with, and reputation in the financial services industry. Boenning & Scattergood, as part of its investment banking business, is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and securities transactions, including mergers, acquisitions, public offerings, private placements, and valuations for various other purposes and in the determination of adequate consideration in such transactions. In the ordinary course of its business as a broker-dealer, Boenning & Scattergood may, from time to time, purchase securities from, and sell securities to, Chester Valley and Willow Grove. In the ordinary course of business, Boenning & Scattergood may actively trade the securities of Chester Valley and Willow Grove for its own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities. Boenning & Scattergood serves as a market maker in Chester Valley's and Willow Grove's common stock.

        On January 20, 2005, Chester Valley's board of directors approved and executed the merger agreement. Prior to the approval, Boenning & Scattergood delivered its January Opinion to Chester Valley's Board stating that, as of such date, the merger consideration pursuant to the merger agreement was fair to the shareholders of Chester Valley from a financial point of view. Boenning & Scattergood reached the same opinion as of the date of its Proxy Opinion. The full text of the Proxy Opinion which sets forth assumptions made, matters considered and limits on the review undertaken is attached as Annex C to this document.

        No limitations were imposed by Chester Valley's board of directors upon Boenning & Scattergood with respect to the investigations made or procedures followed by Boenning & Scattergood in rendering the January Opinion or the Proxy Opinion.

        In arriving at its opinion, Boenning & Scattergood, among other things:

  •
  reviewed the merger agreement;

  •
  reviewed and analyzed the stock market performance of Chester Valley and Willow Grove;

  •
  studied and analyzed the consolidated financial and operating data of Chester Valley and Willow Grove;

  •
  considered the terms and conditions of the merger between Chester Valley and Willow Grove as compared with the terms and conditions of bank, bank holding company, and financial holding company mergers and acquisitions which Boenning & Scattergood deemed comparable;

  •
  met and/or communicated with certain members of Chester Valley's and Willow Grove's senior management to discuss their respective operations, historical financial statements, and future prospects;

  •
  reviewed a draft of this registration statement (in the case of the Proxy Opinion);

  •
  compared the financial performance of Chester Valley and Willow Grove and the prices and trading activity of the stocks of Chester Valley and Willow Grove with those of certain other publicly-traded banks, bank holding companies, and financial holding companies and their securities which Boenning & Scattergood deemed comparable;

  •
  discussed the strategic objectives of the merger and the plans for the combined company with senior executives of Chester Valley and Willow Grove, including estimates of the cost savings and other synergies projected by Willow Grove for the combined company;

  •
  participated in discussions and negotiations among representatives of Chester Valley and Willow Grove and their advisors; and

  •
  conducted such other financial analyses, studies and investigations as it deemed appropriate.

        In connection with rendering its January Opinion and Proxy Opinion, Boenning & Scattergood assumed that in the course of obtaining the necessary regulatory and governmental approvals for the merger, no restriction will be imposed on Willow Grove or Chester Valley that would have a material adverse effect on the contemplated benefits of the merger. Boenning & Scattergood also assumed that there will not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of Willow Grove after the merger.

        Boenning & Scattergood relied, without independent verification, upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its opinions. With respect to Chester Valley's and Willow Grove's financial forecasts and other information reviewed by Boenning & Scattergood in rendering its opinions, Boenning & Scattergood assumed that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Chester Valley and Willow Grove as to their most likely future performance and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the merger. Boenning & Scattergood did not make an independent evaluation or appraisal of the assets (including loans) or liabilities of Chester Valley or Willow Grove nor was it furnished with any such appraisal. Boenning & Scattergood also did not independently verify, and has relied on and assumed, that all allowances for loan and lease losses set forth in the balance sheets of Chester Valley and Willow Grove were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. In addition, Boenning & Scattergood did not review credit files of either Chester Valley or Willow Grove.

        The following is a summary of the material analyses prepared by Boenning & Scattergood and presented to Chester Valley's Board in connection with the January Opinion and analyzed by Boenning & Scattergood in connection with the January Opinion and the Proxy Opinion. In connection with delivering its Proxy Opinion, Boenning & Scattergood updated certain analyses described below to reflect current market conditions and events occurring since the date of the January Opinion. The reviews and updates led Boenning & Scattergood to conclude that it was not necessary to change the conclusions it had reached in connection with rendering the January Opinion. Additionally, none of the analyses prepared by Boenning & Scattergood in connection with the issuance of the January Opinion or the Proxy Opinion failed to support Boenning & Scattergood's conclusion that the merger consideration was fair to the holders of Chester Valley common stock from a financial point of view.

        Summary of Transaction.    Boenning & Scattergood calculated the implied pricing and valuation multiples based upon the offer price of $27.90 in cash or the implied offer price per share in common stock of $27.90. The offer price in stock was derived by multiplying the exchange ratio of 1.4823 by the last reported per share sale price of Willow Grove of $18.82 as of January 19, 2005. Per the terms of the merger agreement, Chester Valley shareholders have the opportunity to elect consideration consisting of cash, Willow Grove common stock or a combination of both, so long as 64.8% of the consideration offered to Chester Valley shareholders is in the form of Willow Grove stock and 35.2% is in cash.

        Based on Chester Valley's last twelve months net income for the period ended September 30, 2004 of $6.318 million, common shareholders' equity of $54.074 million, common shareholders' tangible equity of $52.258 million, and price per common share of $21.77 (the last reported per common share price of Chester Valley as of January 19, 2005, the day prior to the announcement of the transaction), the key valuation statistics were as follows:

Aggregate Consideration(1)	$152.5	million
Consideration Per Common Share	$27.90
Aggregate Consideration / Last Twelve Months Reported Net Income	24.1x
Aggregate Consideration / Common Shareholders' Equity	282.0%
Aggregate Consideration / Common Shareholders' Tangible Equity	291.8%
Consideration Per Common Share / Market Price Per Common Share at Announcement	28.1%

(1)
Includes the implied value to option holders in excess of their exercise price.

        Comparable Companies Analysis.    Boenning & Scattergood compared selected publicly available financial, operating and stock market data for Chester Valley with those of a peer group in order to compare Chester Valley's historical financial and operating performance with the peers and examine the Merger consideration offered by Willow Grove relative to the market valuations of the peers. The financial and operating data is as of September 30, 2004, and the stock market data is as of January 19, 2005. The peers consisted of SEC reporting banks, bank holding companies, and financial holding companies headquartered in eastern Pennsylvania which had assets between $400 million and $900 million as of September 30, 2004. The companies in the peer group were:

  •
  American Bank Incorporated; Allentown;

  •
  Bryn Mawr Bank Corporation, Bryn Mawr;

  •
  DNB Financial Corporation, Downingtown;

  •
  Ephrata National Bank (The), Ephrata:

  •
  First Chester County Corporation, West Chester;

  •
  FNB Bancorp, Incorporated, Newtown:

  •
  Leesport Financial Corp., Wyomissing;

  •
  Penseco Financial Services Corporation, Scranton;

  •
  PSB Bancorp, Inc., Philadelphia;

  •
  QNB Corp., Quakertown; and

  •
  Republic First Bancorp, Inc., Philadelphia;

        The results of these comparisons, based on September 30, 2004 financial information and stock price data as of January 19, 2005, are set forth in the following table.

Chester Valley	Peer Median
($ in Millions)
Total Assets	$644.7	$596.7
Common Equity Capital / Assets	8.4%	8.8%
Loans / Deposits	94.8%	73.0%
Nonperforming Assets(1) / Assets	.68%	.31%
Return on Average Assets	1.01%	.91%
Return on Average Common Equity	12.07%	10.68%
Non-Interest Income / Average Assets	1.30%	1.06%
Non-Interest Expense / Average Assets	3.15%	3.07%
Efficiency Ratio(2)	69.3%	65.6%
Net Interest Margin	3.45%	3.38%
Four Year Average Results:
Return on Average Assets	.91%	.89%
Return on Average Common Equity	12.08%	10.41%
Efficiency Ratio(2)	67.7%	65.8%
Net Interest Margin	3.44%	3.88%
Compound Annual Growth Rate(3)
Assets	5.8%	10.4%
Loans	4.7%	9.0%
Deposits	3.0%	10.1%
Common Equity Market Capitalization	$113.3	$108.9
Price / 52 Week High Price	94.7%	95.1%
Price to:
Book Value Per Common Share	209.6%	181.0%
Tangible Book Value Per Common Share	216.9%	201.3%
LTM(4) Earnings Per Common Share	18.5	x	18.7	x
LTM(4) Dividend Payout Ratio	34.5%	39.1%
Avg. Weekly Volume / Common Shares Outstanding	.38%	.33%

(1)
Defined as total nonaccrual loans plus other real estate owned plus accruing loans that are 90 days past due.

(2)
Defined as non-interest expense less intangible amortization divided by the sum of net interest income plus non-interest income.

(3)
Reflects the compound annual growth rate from fiscal year 2000 to September 30, 2004.

(4)
LTM stands for the latest twelve months.

        Boenning & Scattergood also compared selected publicly available financial, operating and stock market data for Willow Grove with those of a peer group of publicly traded thrift holding companies located within the United States that had assets between $500 million and $3 billion that had fully converted from mutual ownership to stock ownership since January 1, 2003 headquartered in the Mid-Atlantic region. This analysis was performed in order to compare Willow Grove's historical financial and operating performance with comparable institutions and to examine its market valuation relative to its peer group. The financial and operating data is as of September 30, 2004 and the stock market data is as of January 19, 2005. The companies in the peer group were:

  •
  Brookline Bancorp, Inc., Brookline, Massachusetts;

  •
  Citizens South Banking Corporation, Gastonia, North Carolina;

  •
  First PacTrust Bancorp, Inc., Chula Vista, California;

  •
  Harrington West Financial Group, Inc., Solvang, California;

  •
  KNBT Bancorp, Inc., Bethlehem, Pennsylvania;

  •
  Provident Bancorp, Inc., Montebello, New York;

  •
  Rainier Pacific Financial Group, Inc., Fife, Washington;

  •
  Sound Federal Bancorp, Inc., Mamaroneck, New York;

  •
  Synergy Financial Group, Inc.; Cranford, New Jersey; and

  •
  TierOne Corporation, Lincoln, Nebraska;

        The results of these comparisons, based on September 30, 2004 financial information and stock price data as of January 19, 2005 are set forth in the following table.

Willow Grove	Peer Median
($ in Millions)
Total Assets	$975.6	$1,023.9
Common Equity Capital / Assets	10.7%	13.7%
Loans / Deposits	91.6%	99.3%
Nonperforming Assets(1) / Assets	.36%	.08%
Return on Average Assets	.73%	.72%
Return on Average Common Equity	5.82%	4.59%
Non-Interest Income / Average Assets	.35%	.50%
Non-Interest Expense / Average Assets	2.40%	2.40%
Efficiency Ratio(2)	68.3%	63.4%
Net Interest Margin	3.23%	3.26%
Four Year Average Results:
Return on Average Assets	.68%	.72%
Return on Average Common Equity	5.45%	7.19%
Efficiency Ratio(2)	61.2%	65.6%
Net Interest Margin	3.62%	3.54%
Compound Annual Growth Rate(3)
Assets	13.9%	21.8%
Loans	3.8%	16.9%
Deposits	6.5%	17.7%
Common Equity Market Capitalization	$184.8	$177.2
Price / 52 Week High Price	96.3%	94.4%
Price to:
Book Value Per Common Share	171.4%	150.0%
Tangible Book Value Per Common Share	173.0%	160.2%
LTM(4) Earnings Per Common Share	29.1	x	30.8	x
Next Fiscal Year I/B/E/S Est. Earnings Per Share	25.2	x	29.4	x
Following Fiscal Year I/B/E/S Est. Earnings Per Share	23.6	x	23.4	x
LTM(4) Dividend Payout Ratio	64.6%	50.7%
Avg. Weekly Volume / Common Shares Outstanding	1.39%	1.40%

(1)
Defined as total nonaccrual loans plus other real estate owned plus accruing loans that are 90 days past due.

(2)
Defined as non-interest expense less intangible amortization divided by the sum of net interest income plus non-interest income.

(3)
Reflects the compound annual growth rate from fiscal year 2000 to September 30, 2004.

(4)
LTM stands for latest twelve months.

        No company, however, used in this analysis is identical to Chester Valley, Willow Grove or the transaction. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

        Discounted Dividend Analysis.    Using a discounted dividend analysis, Boenning & Scattergood estimated the present value of the future cash flows that would accrue to a holder of a share of Chester Valley common stock over a five-year period. This analysis was performed in order to compare the merger consideration offered by Willow Grove to a range of estimated implied values for Chester Valley common stock based on projected future cash flows. This stand-alone analysis was based on several assumptions, including a range of price to earnings multiples of 16.7x to 19.7x to Chester Valley's terminal year common earnings per share, a range of EPS growth rates based upon Chester Valley management's five year projected earnings per share growth rate of 10%, and Chester Valley's current common stock cash dividend payout ratio of 31%. The range of multiples applied to Chester Valley's estimated five-year earnings per share value reflected a variety of scenarios regarding the growth and profitability prospects of Chester Valley and valuation for banking securities in general. The terminal values and projected annual cash dividends were then discounted to present value using a discount rate of 10.4%. This discount rate was used in order to reflect an expected rate of return required by holders or prospective buyers of Chester Valley's common stock. The analysis indicated that, based upon the aforementioned assumptions, the per common share of the present value of Chester Valley's common stock, on a stand-alone basis, ranged from $19.61—$29.22 with a median value of $24.55. The table below summarizes the results under different assumption scenarios.

	Terminal Multiple
	16.7x	17.7x	18.7x	19.2x	19.7x
Discount Rate (%)
7.4	$25.10	$26.47	$27.85	$28.54	$29.22
8.9	23.56	24.85	26.14	26.78	27.42
10.4	22.14	23.35	24.55	25.16	25.76
11.9	20.83	21.96	23.09	23.66	24.22
13.4	19.61	20.67	21.73	22.26	22.79

        In connection with the discounted dividend analysis performed, Boenning & Scattergood considered and discussed with Chester Valley's board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expenses and dividend payout ratio. Boenning & Scattergood noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the assumptions that must be made, and the results of this analysis, are not necessarily indicative of actual values or future results.

        Comparable Transactions Analysis.    Boenning & Scattergood also compared the per share values to Chester Valley common shareholders implied by the exchange ratio offered by Willow Grove of latest twelve months' earnings, book value, tangible book value, assets and deposits with the price per common share implied by the multiples paid in recent acquisitions of banks, bank holding companies, and financial holding companies that Boenning & Scattergood deemed comparable. The transactions deemed comparable by Boenning & Scattergood included both interstate and intrastate bank, bank holding company, and financial holding company acquisitions announced after January 1, 2004, in which the selling institution's assets were between $300 million and $1 billion as of the most recent period publicly available prior to announcement. Boenning & Scattergood compared this "national group" as a whole as well as certain of its subgroups, including a regional group and a performance group, with the Chester Valley/Willow Grove transaction. The "regional group" included transactions involving banks, bank holding companies, and financial holding companies in which the acquired company was located in the Mid-Atlantic region. The "performance group" included transactions involving banks, bank holding companies, and financial holding companies which had a return on average common equity greater than 10% and an equity to asset ratio less than 10% at the time of announcement. In addition to the national, regional, and performance groups, Boenning & Scattergood also compared transactions involving "merger-of-equal" banking companies that were announced since January 1, 2000 in which the smaller company had assets between $200 million and $2 billion at the time of announcement to the Chester Valley/Willow Grove transaction. This analysis was conducted in order to compare the merger consideration offered by Willow Grove to selected merger of equal transactions. The results of these comparisons are set forth in the following table.

	Willow Grove/ Chester Valley	National Median	Regional Median	Performance Median	Merger-of- Equal Median
Number of Transactions	N/A	32	9	17	10
Seller Information:
Total Assets	$644.7	$507.9	$474.9	$532.3	$432.8
Common Equity Capital / Assets	8.4%	7.5%	7.1%	7.5%	7.6%
LTM(1) Return on Average Assets	1.01%	0.95%	0.77%	0.99%	1.11%
LTM(1) Return on Average Common Equity	12.07%	11.81%	9.99%	13.55%	14.26%
NPAs(2) / Assets	0.68%	0.46%	0.45%	0.45%	0.23%
Implied Per Share Values:
Book Value	$27.90	$26.19	$31.04	$28.12	$17.92
Tangible Book Value	27.90	27.19	30.30	30.11	19.75
LTM(1) Earnings	27.90	27.92	29.99	26.19	16.79
Deposits	27.90	20.76	21.89	20.76	15.85
Assets	27.90	25.73	27.14	15.85	17.98

(1)
LTM stands for latest twelve months.

(2)
Defined as total nonaccrual loans and other real estate owned.

        No company or transaction, however, used in this analysis is identical to Chester Valley, Willow Grove or the transaction. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

        Contribution Analysis.    In reviewing the pro forma combined earnings, equity and assets of Willow Grove based on the merger with Chester Valley, Boenning & Scattergood analyzed the contribution that Chester Valley would have made to the combined company's latest twelve month earnings, assets and equity as of September 30, 2004. Boenning & Scattergood also reviewed the value that Chester Valley shareholders would receive in the transaction relative to the market value of Willow Grove and such value combined. These results were then compared against that of those companies that were analyzed in the merger of equal transaction analysis. This analysis was conducted in order to compare the amount of these categories Chester Valley is contributing to the pro forma entity versus the proportionate amount of value its shareholders are receiving relative to a peer group. Boenning & Scattergood has not expressed any opinion as to the actual value of Willow Grove common stock when issued in the merger or the price at which Willow Grove common stock will trade after the merger.

The analysis indicated the following information as of and for the twelve months ended September 30, 2004:

	Willow Grove / Chester Valley	Merger of Equal Peer Medians
Contribution of:
Assets	60% / 40%	56% / 44%
Common Equity	66% / 34%	51% / 49%
LTM Net Income	50% / 50%	49% / 51%
Market Capitalization	62% / 38%	58% / 42%
Pro Forma Market Value	55% / 45%	52% / 48%
Premium Paid to Seller's Market Price at Announcement(1)	28.1%	13.6%

(1)
Reflects premium paid based on seller's closing stock price one day prior to the announcement date of the transaction.

        Pro Forma Relative Value Analysis.    Boenning & Scattergood analyzed the estimated changes in the amount of earnings, book value and cash dividends represented by one share of Chester Valley common stock prior to the merger with the value implied by the exchange ratio offered by Willow Grove. These analyses were conducted in order to determine the estimated impact upon Chester Valley per common share values implied by the exchange ratio if a shareholder elected, and received, all stock as consideration in the merger from Willow Grove. The analysis indicated the following information:

Common share values as of September 30, 2004	Chester Valley	Pro Forma Willow Grove Equivalent
LTM Diluted Earnings	$1.19	$1.27	(1)
Quarterly Cash Dividend Annualized	$.42	$.65
Book Value	$10.52	$19.98	(2)
Tangible Book Value	$10.17	$8.60	(2)

(1)
Equivalent does not include any assumed synergies arising from the consolidation or any purchase accounting adjustments.

(2)
Equivalents include certain purchase accounting adjustments.

        Hurdle Rate Analysis.    Using a range of discount rates and a range of terminal price to earnings per common share multiples, Boenning & Scattergood estimated a range of compound annual earnings per common share growth rates required over a five year period for Chester Valley to obtain an implied per common share stand alone market price comparable to the value implied by the merger consideration offered by Willow Grove on a present value basis. This analysis was performed in order to examine the required earnings per common share growth rates that would be required to offer shareholders similar value to that implied by the merger consideration. Boenning & Scattergood calculated a range of future values of the per common share implied value of the Willow Grove transaction over a five-year period based on a range of discount rates from 10% to 14%. The range of discount rates reflected the expected rate of return required by holders or prospective buyers of Chester Valley common stock. Using a range of price to earnings per common share multiples of 16.2x to 21.2x to reflect the growth and profitability prospects of Chester Valley as well as general market valuations for comparable banking companies, Boenning & Scattergood calculated Chester Valley's potential earnings per common share at the end of five years by dividing the price to common earnings per share multiples into the range of future values. The annual growth rate was calculated based on the potential earnings per common share values at the end of five years and Chester Valley's fully diluted earnings per common share value of $1.20 for the year ended June 30, 2004. Boenning & Scattergood then compared the resulting earnings growth rates with Chester Valley's historical and estimated future earnings per common share growth rates.

        In connection with the hurdle rate analysis performed, Boenning & Scattergood considered and discussed with Chester Valley's board how the analysis would be affected by changes in the underlying assumptions, including variations with respect to the range of discount rates and price per common share earnings multiples used. The table below summarizes the results under different assumption scenarios.

	Discount Rate
Terminal Multiple
	10.0%	10.4%	14.0%
16.2x	19.3%	19.8%	23.5%
17.2x	17.9%	18.3%	22.0%
18.7x	15.9%	16.4%	20.0%
20.2x	14.2%	14.6%	18.2%
21.2x	13.1%	13.5%	17.0%

        In connection with rendering its January Opinion and Proxy Opinion, Boenning & Scattergood performed what it deemed were the material financial analyses. Although the evaluation of the fairness, from a financial point of view, of the merger consideration in the Merger was to some extent a subjective one based on the experience and judgment of Boenning & Scattergood and not merely the result of mathematical analysis of financial data, Boenning & Scattergood principally relied on the previously discussed financial valuation methodologies in its determinations. Boenning & Scattergood believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by Boenning & Scattergood without considering all such analyses and factors could create an incomplete view of the process underlying Boenning & Scattergood's opinion. In its analyses, Boenning & Scattergood made numerous assumptions with respect to business, market, monetary and economic conditions, industry performance and other matters, many of which are beyond Chester Valley and Willow Grove's control. Any estimates contained in Boenning & Scattergood's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates.

        In reaching its opinion as to fairness, none of the analyses or factors considered by Boenning & Scattergood was assigned any particular weighting by Boenning & Scattergood. As a result of its consideration of the aggregate of all factors present and analyses performed, Boenning & Scattergood reached the conclusion, and opined, that the merger consideration pursuant to the merger agreement was fair to the shareholders of Chester Valley from a financial point of view.

        Boenning & Scattergood's Proxy Opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date its Proxy Opinion was delivered; events occurring after the date of its Proxy Opinion could materially affect the assumptions used in preparing its Proxy Opinion. Boenning & Scattergood has not undertaken to reaffirm and revise its Proxy Opinion or otherwise comment upon any events occurring after the date of the Proxy Opinion.

        The full text of the Boenning & Scattergood Proxy Opinion, dated as of April 21, 2005, which sets forth assumptions made and matters considered, is attached as Annex C to this document. Chester Valley's shareholders are urged to read the Proxy Opinion in its entirety. Boenning & Scattergood's Proxy Opinion is directed only to the merger consideration pursuant to the merger agreement from a financial point of view, is for the information of the board of directors of Chester Valley, and does not address any other aspect of the merger nor does it constitute a recommendation to any holder of Chester Valley common stock as to how such holder should vote at the Chester Valley annual meeting.

        The foregoing provides only a summary of the analyses performed in the January Opinion of Boenning & Scattergood and is qualified in its entirety by reference to the full text of the opinion, which is set forth in Annex C to this document.

Compensation of Boenning & Scattergood

        Chester Valley and Boenning & Scattergood entered into an agreement relating to the services to be provided by Boenning & Scattergood in connection with the merger. Chester Valley agreed to pay Boenning & Scattergood a cash fee of $37,500 upon execution of the engagement agreement. In addition, concurrently with the execution of a definitive agreement, Chester Valley agreed to pay Boenning & Scattergood a cash fee equal to between .8% and 1% of the market value of the aggregate consideration offered in exchange for the outstanding shares of Chester Valley common stock in the merger with $150,000 of such fee payable upon the issuance of Boenning & Scattergood's fairness opinion and the balance payable at the time of the closing of the merger. Based on the merger consideration payable in the merger and the number of shares of Chester Valley common stock and common stock equivalents outstanding on the record date for the annual meeting, the balance of this fee will amount to approximately $1.26 million. Pursuant to the Boenning & Scattergood engagement agreement, Chester Valley also agreed to reimburse Boenning & Scattergood for reasonable out-of-pocket expenses incurred in connection with its retention and to indemnify it against certain liabilities.

        Boenning & Scattergood has provided other investment banking services to Chester Valley in the past and has received compensation for such services.

Merger Consideration and Election Procedures

        Upon consummation of the merger, each outstanding share of Chester Valley common stock (except as provided below) will be converted into the right to receive, at the election of each Chester Valley shareholder, merger consideration either in the form of shares of Willow Grove common stock or in cash, subject to the allocation and proration procedures set forth in the merger agreement and described below. No fractional shares of Willow Grove common stock will be issued in connection with the merger. Instead, Willow Grove will make a cash payment to each Chester Valley shareholder who would otherwise receive a fractional share. Chester Valley shareholders may elect to receive merger consideration in the form of cash for some of their shares and Willow Grove common stock for the balance of their shares.

        The form of the consideration ultimately received by a Chester Valley shareholder will depend upon the allocation and proration procedures described below and the elections of other Chester Valley shareholders. Accordingly, no guarantee can be given that your choice will be honored. In addition, because the tax consequences of receiving the cash consideration will differ from the tax consequences of receiving the stock consideration, Chester Valley shareholders are urged to read carefully the information set forth below under "—Material United States Federal Income Tax Consequences" on page 73.

        Merger Consideration.    The merger agreement provides that each share of Chester Valley common stock outstanding immediately prior to the effective time of the merger (except for any shares held by Willow Grove or Chester Valley, other than in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be converted into, and shall be cancelled in exchange for, the right to receive either:

  •
  1.4823 shares of Willow Grove common stock (which is known as the exchange ratio), except that cash will be paid for any fractional share, or

  •
  cash in an amount equal to $27.90, without interest.

        As described under "—Elections" below, Chester Valley shareholders will have the opportunity to elect the form of merger consideration to be received for their shares of Chester Valley common stock, subject to allocation and proration procedures set forth in the merger agreement which are intended to ensure that 64.76% of the outstanding shares of Chester Valley common stock will be converted into the right to receive Willow Grove common stock and 35.24% of the outstanding shares of Chester Valley common stock will be converted into the right to receive cash.

        The value of the Willow Grove common stock to be received by Chester Valley shareholders will depend on the market price of shares of Willow Grove common stock at the effective time of the merger. The market price of Willow Grove common stock is subject to change at all times based on the future financial condition and operating results of Willow Grove, future market conditions and other factors. On January 19, 2005, the business day immediately preceding public announcement of the merger, Willow Grove's common stock closed at $18.82 per share, representing an implied value of $27.90 per Chester Valley share. Between January 19, 2005 and April 26, 2005, Willow Grove's common stock traded as high as $19.10 per share (representing an implied value of $28.31 per Chester Valley share) and as low as $15.36 per share (representing an implied value of $22.77 per Chester Valley share). On April 26, 2005, Willow Grove common stock closed at $15.44 per share (representing an implied value of $22.89 per Chester Valley share). The market price of Willow Grove common stock at the effective time of the merger may be higher or lower than recent prices. For further information concerning the historical prices of Willow Grove common stock, see "Market for Common Stock and Dividends" on page 80. You are urged to obtain current market prices for Willow Grove common stock in connection with voting your shares at the special meeting and making your election decision.

        Elections.    No later than 10 days prior to the closing the merger, Chester Valley shareholders will be sent an election form, which will permit them to elect to receive, for each share of Chester Valley common stock owned, either (i) the stock consideration or (ii) the cash consideration. Chester Valley shareholders may elect to receive the stock consideration for some of their shares and the cash consideration for their remaining shares. If a Chester Valley shareholders either (i) does not submit a properly completed election form in a timely fashion or (ii) revokes an election form prior to the deadline for the submission of the election form and does not timely submit another election form, the shares of Chester Valley common stock held by such shareholder will be designated "no election shares."

        Neither the Chester Valley board of directors nor its financial advisor makes any recommendation as to whether a Chester Valley shareholder should elect to receive Willow Grove common stock or cash in exchange for shares of Chester Valley common stock. You must make your own decision in this regard, bearing in mind the tax consequences of the election you choose. See "—Material United States Federal Income Tax Consequences" beginning on page 73.

        Election Procedures.    All elections will be required to be made on an election form. To make an effective election with respect to shares of Chester Valley common stock, you must, in accordance with the election form, (i) properly complete and return the letter of transmittal and election form to Registrar and Transfer Company, who will serve as the exchange agent, (ii) either (a) deliver the election form with your stock certificates representing such shares (or an appropriate guarantee of delivery of such certificates) or (b) complete the procedure for delivery by book-entry transfer of such shares on a timely basis and (iii) deliver with the letter of transmittal and election form any other required documents, prior to the deadline for returning the letter of transmittal and election form.

        The deadline for surrendering all documentation required for an effective election (the "election deadline date") will be set forth in the election instructions and will be 20 calendar days following the mailing of the letter of transmittal and election form, although the date may be extended by mutual agreement of Willow Grove and Chester Valley.

        If you have a preference as to the form of consideration you receive for your shares of Chester Valley common stock, you should make an election because shares as to which an election has been made will be given priority in allocating such consideration over shares as to which an election is not received. Even if you have no preference, it is suggested that Chester Valley shareholders return their transmittal letter and election form by the election deadline date, indicating that they have no preference, so that they may receive the merger consideration allocable promptly following completion of the exchange procedures after the merger is consummated. See "Procedures for Exchanging Chester Valley Stock Certificates" below.

        Allocation Procedures.    If you are a Chester Valley shareholder, your ability to receive all cash or all shares of Willow Grove common stock in exchange for your shares of Chester Valley common stock in the merger is subject to allocation procedures which are designed to ensure, in general, that 64.76% of the total number of shares of Chester Valley common stock issued and outstanding at the effective time of the merger (excluding shares held by Willow Grove or Chester Valley, other than in a fiduciary capacity or in satisfaction of a debt previously contracted) will be converted into shares of Willow Grove common stock and 35.24% of such shares will be converted into cash in accordance with the terms of the merger agreement.

        It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if Chester Valley shareholders in the aggregate elect to receive more or less of the Willow Grove common stock than Willow Grove has agreed to issue. These procedures are summarized below.

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  If Willow Grove Common Stock is Oversubscribed: If Chester Valley shareholders elect to receive more Willow Grove common stock than Willow Grove has agreed to issue in the merger, then all Chester Valley shareholders who elected to receive cash or who have made no election will receive cash for their Chester Valley shares and all shareholders who elected to receive Willow Grove common stock will receive a pro rata portion of the available Willow Grove shares plus cash for those shares not converted into Willow Grove common stock.

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  If Willow Grove Common Stock is Undersubscribed: If Chester Valley shareholders elect to receive fewer shares of Willow Grove common stock than Willow Grove has agreed to issue in the merger, then all Chester Valley shareholders who elected to receive Willow Grove common stock will receive Willow Grove common stock and those shareholders who have elected cash or have made no election will be treated in the following manner:

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  If the number of shares held by Chester Valley shareholders who have made no election is sufficient to make up the shortfall in the number of Willow Grove shares that Willow Grove is required to issue, then all Chester Valley shareholders who elected cash will receive cash, and those shareholders who made no election will receive a combination of cash and Willow Grove common stock in whatever proportion is necessary to make up the shortfall.

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  If the number of shares held by Chester Valley shareholders who have made no election is insufficient to make up the shortfall, then all of those shares will be converted into Willow Grove common stock and those Chester Valley shareholders who elected to receive cash will receive a combination of cash and Willow Grove common stock in whatever proportion is necessary to make up the shortfall.

        Notwithstanding these allocation procedures, if an opinion of counsel cannot be rendered pursuant to the merger agreement to the effect that the merger will qualify as a reorganization for federal income tax purposes, Willow Grove will reduce the percentage of shares of Chester Valley common stock entitled to receive cash below 35.24% and correspondingly increase the percentage of shares of Chester Valley common stock entitled to receive Willow Grove common stock above 64.76% by the minimum amount necessary to enable such tax opinion to be rendered. To ensure that counsel may issue the tax opinions required to complete the merger, Willow Grove and Chester Valley have represented to counsel that such an adjustment will be made to the extent necessary so that Chester Valley shareholders receive in the merger Willow Grove common stock with a fair market value, as of the effective time of the merger, equal to at least forty-five percent (45%) of the sum of the cash and aggregate fair market value (as of the same time) of the Willow Grove common stock issued in the merger. The fair market value of Willow Grove common stock would have to fall by more than 40%, to approximately $8.40 per share, in order for such an adjustment to occur.

        Upon consummation of the merger, any shares of Chester Valley common stock that are owned by Chester Valley as treasury stock or that are held directly or indirectly by Willow Grove, other than in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled and retired and no payment will be made with respect to those shares and such shares will not be considered for purposes of the foregoing allocation procedures.

Procedures for Exchanging Chester Valley Stock Certificates

        No later than 10 days before the anticipated effective time of the merger, the exchange agent will mail to each holder of record of Chester Valley common stock a letter of transmittal and election form and instructions for use in effecting the surrender of the certificates in exchange for the merger consideration allocated to them. Upon surrender of a stock certificate for Chester Valley common stock for exchange and cancellation to the exchange agent, together with a duly executed letter of transmittal and election form, the holder of such certificate will be entitled to receive, upon completion of the merger, the merger consideration allocated to such holder and the certificate for Chester Valley common stock so surrendered will be canceled. No interest will be paid or accrued on any cash constituting merger consideration (including the cash in lieu of fractional shares) and any unpaid dividends and distributions, if any, payable to holders of stock certificates for Chester Valley common stock.

        Chester Valley shareholders who surrender their stock certificates and complete a transmittal letter and election form prior to the election deadline date, or any extension of such time period, will automatically receive the merger consideration allocated to them as the result of the merger promptly following completion of the allocation procedures. The exchange agent will complete the allocation within five business days after the later of the election deadline date or the effective time of the merger. Other shareholders will receive the merger consideration allocated to them as soon as practicable after their stock certificates have been surrendered with appropriate documentation to the designated agent or other steps have been taken to surrender the evidence of their stock interest in Chester Valley in accordance with the instructions accompanying the letter of transmittal which was previously mailed to them or which is mailed to them after completion of the merger (with respect to Chester Valley shareholders who acquired their shares after the date used to determine those shareholders to whom the election form would be mailed).

        No stock certificates representing fractional shares of Willow Grove common stock will be issued upon the surrender for exchange of Chester Valley stock certificates. In lieu of the issuance of any such fractional share, Willow Grove will pay to each former shareholder of Chester Valley who otherwise would be entitled to receive a fractional share of Willow Grove common stock an amount in cash determined by multiplying the fraction of a share of Willow Grove common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement by the average closing sales price of Willow Grove common stock during the 10-trading day period preceding the date on which the final governmental approval necessary to complete the merger is received, all waiting periods have expired and substantially all other conditions to the merger have been satisfied or waived.

        If you receive shares of Willow Grove common stock in the merger, you will receive dividends on Willow Grove common stock or other distributions declared after the completion of the merger only if you have surrendered your Chester Valley stock certificates. Only then will you be entitled to receive all previously withheld dividends and distributions, without interest.

        After completion of the merger, no transfers of Chester Valley common stock issued and outstanding immediately prior to the completion of the merger will be allowed. Chester Valley stock certificates that are presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

        Willow Grove will only issue a Willow Grove stock certificate in a name other than the name in which a surrendered Chester Valley stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership of the shares of Chester Valley common stock formerly represented by such Chester Valley stock certificate, and show that you paid any applicable stock transfer taxes.

        If your Chester Valley stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of those certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The exchange agent will send you instructions on how to provide this evidence.

        CHESTER VALLEY SHAREHOLDERS SHOULD NOT RETURN THEIR STOCK CERTIFICATES WITH THE ENCLOSED PROXY. CHESTER VALLEY STOCK CERTIFICATES SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNTIL YOU HAVE RECEIVED THE LETTER OF TRANSMITTAL AND ELECTION FORM.

Conditions to the Merger

        Completion of the merger is subject to the satisfaction of certain conditions set forth in the merger agreement, or the waiver of such conditions by the party entitled to do so, at or before the closing date of the merger. Each of the parties' obligation to consummate the merger under the merger agreement is subject to the following conditions:

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  approval of the merger agreement by the holders of a majority of the votes cast by shareholders of each of Willow Grove and Chester Valley;

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  receipt of all consents and approvals of governmental authorities required to consummate the merger and the bank merger without any condition, restriction or requirement which would or could reasonably be expected to have a material adverse effect on Chester Valley or Willow Grove and the expiration of any related statutory waiting periods;

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  absence of any judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or the bank merger;

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  absence of any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any governmental authority prohibiting or making illegal the consummation of the merger or the bank merger;

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  the registration statement, of which this document is a part, shall have become effective under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn; and

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  Willow Grove shall have received an opinion of Elias, Matz, Tiernan & Herrick L.L.P., special counsel to Willow Grove, and Chester Valley shall have received an opinion of Cozen O'Connor special counsel to Chester Valley, each dated the effective date of the merger, to the effect that, for federal income tax purposes, each of the bank merger and the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

        Chester Valley's obligation to effect the merger is subject to the fulfillment or waiver of the following additional conditions:

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  the representations and warranties of Willow Grove in the merger agreement must be true and correct as of the date of the merger agreement and as of the closing date of the merger (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or some other date shall be true and correct as of such date), provided that those representations and warranties will be deemed to be true and correct unless the failure or failures of those representations and warranties to be so true and correct, either individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect (as defined below) on Willow Grove;

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  Willow Grove shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

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  Willow Grove shall have deposited with the exchange agent the cash and shares of Willow Grove common stock to be paid to the Chester Valley shareholders in the merger; and

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  Chester Valley shall have received such certificates of Willow Grove's officers or others and such other documents to evidence fulfillment of the conditions to Chester Valley's obligations as Chester Valley may reasonably request.

        Willow Grove's obligation to effect the merger is subject to the fulfillment or waiver of the following additional conditions:

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  Chester Valley's representations and warranties in the merger agreement must be true and correct as of the date of the merger agreement and as of the closing date of the merger (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or some other date shall be true and correct as of such date), provided that those representations and warranties will be deemed to be true and correct unless the failure or failures of those representations and warranties to be so true and correct, either individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect on Chester Valley;

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  Chester Valley shall have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date; and

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  Willow Grove shall have received such certificates of Chester Valley's officers or others and such other documents to evidence fulfillment of the conditions to its obligations as Willow Grove may reasonably request.

        We cannot assure you as to if or when the required regulatory approvals necessary to consummate the merger will be obtained or whether all of the other conditions precedent to the merger will be satisfied or waived by the party permitted to do so. If the merger is not effected on or before November 30, 2005, either Willow Grove or Chester Valley may terminate the merger agreement, unless the failure to effect the merger by that date is due to a material breach of the merger agreement by the party seeking to terminate the merger agreement.

        Under the terms of the merger agreement, a "material adverse effect" on either Willow Grove or Chester Valley is defined to mean any effect that (1) is material and adverse to the financial position, results of operations or business of such entity and its subsidiaries taken as a whole or (2) would materially impair the ability of such entity and its banking subsidiary to perform their respective obligations under the merger agreement or otherwise materially impede the consummation of the merger or the bank merger. However, under the terms of the merger agreement, none of the following would be deemed to constitute a material adverse effect on any entity:

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  changes in banking and similar laws of general applicability or interpretations of them by governmental authorities;

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  changes in United States generally accepted accounting principles or regulatory accounting requirements applicable to banks, savings banks or their holding companies generally;

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  changes in general economic conditions affecting banks, savings banks or their holding companies generally;

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  any modifications or changes to valuation policies and practices in connection with the merger or the bank merger or restructuring charges taken in connection with such transactions;

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  reasonable expenses incurred in connection with the merger and the bank merger;

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  the effects of any action or omission taken with the prior consent of other party to the merger agreement or required to be taken pursuant to the merger agreement; and

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  public disclosure of the execution and delivery of the merger agreement by the parties.

Regulatory Approvals

        Consummation of the merger is subject to prior receipt of all required approvals and consents of the merger and the bank merger or waivers thereof by all applicable federal and state regulatory authorities.

        Office of Thrift Supervision—Bank Merger.    Completion of the bank merger is subject to approval from the Office of Thrift Supervision. Willow Grove Bank and First Financial Bank applied to the Office of Thrift Supervision pursuant to Section 18(c) of the Federal Deposit Insurance Act, or FDIA. Under the Office of Thrift Supervision application processing guidelines, the Office of Thrift Supervision is required to provide comments to applicants within 30 days of receipt of an application. The formal review process by the Office of Thrift Supervision begins after the applicants provide satisfactory responses to all comments of the Office of Thrift Supervision and the Office of Thrift Supervision deems the application complete. Once an application is deemed complete, the Office of Thrift Supervision generally has a 60-day period for review of the application, which may be extended by the Office of Thrift Supervision under certain circumstances. In every case, the Office of Thrift Supervision will consider the financial and managerial resources and future prospects of the existing and proposed institutions, relevant antitrust laws and the convenience and needs of the communities being served. The Office of Thrift Supervision will also consider the effectiveness of Willow Grove Bank and First Financial Bank in combating money laundering activities. Office of Thrift Supervision regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing. Any transaction approved by the Office of Thrift Supervision may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the Office of Thrift Supervision and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

        Office of Thrift Supervision—Trust Operations.    As part of the bank merger, Willow Grove Bank will acquire the existing trust operations of First Financial Bank. Because Willow Grove Bank does not currently engage in trust activities, it is required to file an application for trust powers with the Office of Thrift Supervision and to receive the approval of that application from the Office of Thrift Supervision prior to engaging in trust activities. The Office of Thrift Supervision will consider the proposed trust department's proposed products and services, the qualifications and experience of its personnel and its policy and procedures. The processing of the trust application is subject to the same guidelines as the bank merger application, except that there is no 30-day waiting period following the approval.

        State Approvals.    The holding company merger is subject to the prior approval of the Pennsylvania Department of Banking under Section 112 of the Pennsylvania Banking Code. In determining whether to approve the merger, the Pennsylvania Department of Banking will consider, among other things, whether the purposes and probable effects of the merger would be consistent with the purposes of the Pennsylvania Banking Code, as set forth in Section 103 thereof, and whether the merger would be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts or shareholders of the institutions involved. Applicable Pennsylvania law also requires publication of notice of the application for approval of the merger and an opportunity for the public to comment on the application in writing.

        Federal Reserve Bank.    Willow Grove has also submitted a letter to the Federal Reserve Bank of Philadelphia requesting a waiver from the filing of an application under the Bank Holding Company Act of 1956, as amended (the "BHCA") in connection with the temporary control of First Financial Bank by Willow Grove. Willow Grove expects that the Federal Reserve Bank will waive any otherwise required approval under the BHCA provided that the Office of Thrift Supervision approves the merger of First Financial Bank and Willow Grove Bank under the Bank Merger Act and that there is no change in the structure of the transaction as described in the waiver request.

        Status of Applications and Notices.    Willow Grove and Chester Valley have prepared and filed all required applications and notices with applicable regulatory authorities in connection with the merger and the bank merger. Applicable regulations require publication of notice of an application for approval of the merger and the bank merger and an opportunity for the public to comment on the application in writing and to request a hearing. As part of the review process, banking agencies frequently receive comments and protests from community groups and others. There can be no assurance that all requisite approvals will be obtained, that such approvals will be received on a timely basis or that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on Willow Grove. If any such condition or requirement is imposed, Willow Grove may elect not to consummate the merger. See "—Conditions to the Merger" beginning on page 55.

Business Pending the Merger

        The merger agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending consummation of the merger. These covenants, which are contained in Article IV of the merger agreement included as Annex A hereto, are briefly described below.

        Chester Valley.    Pursuant to the merger agreement, prior to the effective time of the merger, Chester Valley has agreed to, and to cause its subsidiaries to,

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  conduct business in the ordinary course consistent with past practice and prudent banking practice and in compliance in all material respects with applicable laws and regulations, and use reasonable best efforts to (i) preserve intact its and its subsidiaries business organization, (ii) retain the present services of its current officers and employees and (iii) preserve the goodwill of its customers and others with whom it does business.

        In addition, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, Chester Valley has agreed that, without the prior written consent of Willow Grove, Chester Valley and its subsidiaries will not, among other things:

  Capital Stock

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  other than pursuant to options exercised under Chester Valley's stock option plans,

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  issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any rights in its capital stock, or

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  permit any additional shares of capital stock to become subject to grants of stock options or other rights to acquire its capital stock;

  Dividends and stock repurchases

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  make, declare, pay or set aside for payment any dividend, other than

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  regular quarterly cash dividends on the Chester Valley common stock at its previous regular quarterly dividend rate and in coordination with the record and payment dates for quarterly dividends on the Willow Grove common stock so that holders of Chester Valley common stock and Willow Grove common stock do not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter,

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  dividends from any of its subsidiaries to Chester Valley or to any wholly-owned subsidiary of Chester Valley, and

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  dividends paid to holders of trust preferred securities issued by Chester Valley affiliated trusts, in each case in the ordinary cause of business consistent with past practice;

  Employees; Hiring and Benefits Plans

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  enter into, amend or renew any employment-related agreements or arrangements with any director, officer or employee or grant any salary or wage increase or increase any employee benefit or pay any incentive or bonus payments, except normal individual increases in compensation and bonuses to employees in the ordinary course of business consistent with past practice,

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  hire any person or promote any employee, except

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  to satisfy certain existing contractual obligations, and

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  persons whose employment is terminable at will by Chester Valley,

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  enter into, establish, adopt, amend, modify or terminate (except as may be required by applicable law or to satisfy existing contractual obligations) any employee benefit plan or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable under any employee benefit plan;

  Transactions with Affiliates

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  except pursuant to agreements or arrangements in effect on the date of the merger agreement, carry out any transactions with or enter into any agreement or arrangement with any of its officers or directors or any of their immediate family members or any of their affiliates or associates other than compensation in the ordinary course of business consistent with past practice;

  Acquisitions

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  acquire (other than by way of foreclosures or acquisitions of control in a fiduciary capacity or in satisfaction of debts previously contracted, in each case in the ordinary and usual course of business consistent with past practice) all or a substantial portion of the assets, business, deposits or properties of any other entity;

  Governing Documents

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  amend the articles of incorporation or bylaws of Chester Valley or its subsidiaries;

  Contracts

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  enter into, amend, modify or terminate any material contract (except in the ordinary course of business consistent with past practice) other than normal renewals without materially adverse changes, additions or deletion of terms;

  Banking Operations

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  enter into any new material line of business,

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  change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies (except as required by applicable law, regulation or policies imposed by any governmental authorities),

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  file any application or make any contract with respect to branching or site location or branching or site relocation;

  Derivative Transactions

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  enter into any derivative transaction (except in the ordinary course of business consistent with past practice);

  Indebtedness

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  incur any indebtedness for borrowed money (other than in the ordinary course of business consistent with past practice);

  Investment Securities

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  acquire (other than by way of foreclosures or acquisitions in a fiduciary capacity or in satisfaction of debts previously contracted, in each case in the ordinary course of business consistent with past practice), any debt security or equity investment that is not rated investment grade or better or which would be considered "high risk" securities under applicable regulatory pronouncements;

  Taxes

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  make or change any material tax election, file any material amended tax return or take certain other material tax related actions (except as may be required by applicable laws or regulations);

  Compliance with Agreements

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  knowingly commit any act or omission which constitutes a material breach or default under any agreement with any governmental authority or under any material contract;

  Reorganization

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  knowingly take any action that would, or would be reasonably be expected to, prevent either the merger or the bank merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code;

  Adverse Actions

  •
  knowingly take any action or fail to take any action that is intended or is reasonably likely to result in,

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  any of its representations and warranties in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger,

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  any of the conditions to the merger set forth in the merger agreement not being satisfied or

  •
  a material violation of any provision of the merger agreement (except in each case as may be required by applicable law or regulation); or

  Certain Commitments

  •
  enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

        Willow Grove.    Pursuant to the merger agreement, prior to the effective time, Willow Grove has agreed to, and to cause its subsidiaries to,

  •
  conduct business in the ordinary course consistent with past practice and prudent banking practice and in compliance in all material respects with applicable laws and regulations, and use reasonable best efforts to (i) preserve intact its and its subsidiaries' business organization and (ii) preserve the goodwill of its customers and others with whom it does business. The merger agreement also provides that pending consummation of the merger, Willow Grove and its subsidiaries will not, without Chester Valley's prior written consent:

  •
  knowingly take any action that would, or would be reasonably be expected to, prevent either the merger or the bank merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code;

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  knowingly take any action or fail to take any action that would result in (i) any of its representations and warranties in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger, (ii) any of the conditions to the merger set forth in the merger agreement not being satisfied or (iii) a material violation of any provision of the merger agreement or the bank merger agreement (except in each case as may be required by applicable law or regulation);

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  amend the articles of incorporation or bylaws of Willow Grove in a manner that would adversely affect the economic benefits of the merger to the holders of Chester Valley common stock; or

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  acquire (other than by way of foreclosures or acquisitions of control in a fiduciary capacity or in satisfaction of debts previously contracted, in each case in the ordinary and usual course of business consistent with past practice) all or a substantial portion of the assets, business, deposits or properties of any other entity; or

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  enter into any contact with respect to, or otherwise agree or commit to do, any of the foregoing.

        In addition to the foregoing negative covenants, each of Chester Valley and Willow Grove agreed to provide to the other copies of reports filed by them or any of their respective subsidiaries with any governmental authority and updates of information relating to their respective nonperforming assets within certain time frames set forth in the merger agreement.

Board of Directors' Covenants to Recommend the Merger Agreement

        The merger agreement provides that both the Willow Grove and the Chester Valley boards of directors will recommend that the shareholders of Willow Grove or Chester Valley, as the case may be, approve the merger agreement at all times prior to and during the meetings of shareholders at which the merger agreement is to be considered by them. However, nothing in the merger agreement prevents the Chester Valley board of directors from withholding, withdrawing, amending or modifying such recommendation if it determines, after consultation with its outside counsel, that such action is legally required in order for the directors of Chester Valley to comply with their fiduciary duties to the Chester Valley shareholders under applicable law, provided that any such action in connection with an "acquisition proposal" must comply with the requirements described under "—No Solicitation" below. Notwithstanding anything to the contrary in the merger agreement and regardless of whether the Chester Valley board of directors recommends approval of the merger agreement, Chester Valley is required to submit the merger agreement to Chester Valley's shareholders for their approval and nothing in the merger agreement relieves Chester Valley of this obligation.

No Solicitation

        The merger agreement provides that, from the date of the merger agreement through the effective time of the merger, neither party to the merger agreement shall, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its or its subsidiaries' directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person,

  •
  solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal (as defined below) or, in the case of Willow Grove, a parent acquisition proposal (as defined below),

  •
  enter into any agreement with respect to an acquisition proposal or parent acquisition proposal, as the case may be,

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  participate in any discussions or negotiations regarding any acquisition proposal or parent acquisition proposal, as the case may be, or

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  make or authorize any statement or recommendation in support of any acquisition proposal or parent acquisition proposal, as the case may be.

        However, if Chester Valley receives an unsolicited bona fide acquisition proposal before its shareholders have approved the merger agreement and its board of directors reasonably determines in good faith, after consultation with its outside legal counsel, that such action would be required in order for directors of Chester Valley to comply with their respective fiduciary duties under applicable law that the Chester Valley board of directors believes in good faith is a superior proposal (as defined below), then Chester Valley may, after providing notice to Willow Grove, (i) furnish information with respect to Chester Valley to any person making such an acquisition proposal pursuant to a customary confidentiality agreement on terms substantially similar to, and no less favorable to Chester Valley than, the terms contained in any such agreement between Willow Grove and Chester Valley, (ii) participate in discussions or negotiations regarding such an acquisition proposal and (iii) authorize any statement or recommendation in support of such an acquisition proposal and withhold, withdraw, amend or modify the recommendation by the Chester Valley board of directors that shareholders of Chester

Valley approve the merger agreement at the special meeting. Any such action by Chester Valley could result in termination of the merger agreement by Willow Grove and the payment of a termination fee by Chester Valley. See "—Termination of the Merger Agreement" and "—Termination Fees" on pages 65 and 77, respectively. Willow Grove, in response to an unsolicited bona fide parent acquisition proposal received prior to Willow Grove's shareholders approving the merger agreement, similarly may provide information to a third party, participate in discussions or negotiations regarding a parent acquisition proposal, or recommend a parent acquisition proposal if the Willow Grove board of directors reasonably determines in good faith, after consultation with its outside legal counsel, that such action would be an appropriate response, although the Willow Grove board of directors would not be required to make any determination that the parent acquisition proposal would be a superior proposal. Willow Grove is required under the merger agreement to provide Chester Valley with written notice at least three business days in advance of entering into any agreement implementing a parent acquisition proposal and Chester Valley is then required to notify Willow Grove within three business days whether it consents to Willow Grove entering into such agreement.

        The merger agreement permits the parties to comply with the disclosure obligations contained in Rules 14d-9 and 14e-2 under the Exchange Act, provided that such compliance would not eliminate or modify the effect that any action pursuant to such rules would otherwise have under the merger agreement. See "—Termination of the Merger Agreement" on page 65.

        The term "acquisition proposal" is defined in the merger agreement to mean any proposal or offer by any person or group of persons with respect to any of the following:

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  any merger, consolidation, share exchange, business combination, recapitalization, liquidation or dissolution or other similar transaction involving Chester Valley or any subsidiary of Chester Valley whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of Chester Valley;

  •
  any sale, lease, exchange, mortgage, pledge (except in the ordinary course of business consistent with past practice), transfer or other disposition of assets (including for this purpose the outstanding capital stock of any subsidiary of Chester Valley and the capital stock of any entity surviving any merger or business combination involving any subsidiary of Chester Valley) and/or liabilities that constitute 10% or more of the assets of Chester Valley and its subsidiaries taken as a whole in a single transaction or series of transactions;

  •
  any purchase or other acquisition of or tender offer or exchange offer that if consummated would result in such person(s) beneficially owning 25% or more of the outstanding shares of the common stock of Chester Valley or any subsidiary of Chester Valley whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of Chester Valley; or

  •
  any public announcement by any person (which shall include any regulatory application or notice, whether in draft or final form) of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing;

in each case other than (i) the transactions contemplated by the merger agreement and (ii) any transaction referred to in the first two bullet points above involving only Chester Valley and one or more of its subsidiaries, or involving two or more of its subsidiaries, provided that any such transaction is not entered into in violation of the terms of the merger agreement.

        A "parent acquisition proposal" has a substantially similar definition as "acquisition proposal," however references are to Willow Grove and its common stock, assets, liabilities and subsidiaries rather than Chester Valley.

        The term "superior proposal" is defined in the merger agreement to mean any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Chester Valley common stock then outstanding or all or substantially all of the assets of Chester Valley and:

  •
  is on terms which the Chester Valley board of directors determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to Chester Valley's shareholders than the proposed merger with Willow Grove;

  •
  constitutes a transaction that, in the Chester Valley board's good faith judgment, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal; and

  •
  for which financing, to the extent required, is then committed or which, in the good faith judgment of the Chester Valley board of directors based on a written advice, with only customary qualifications, from a reputable and qualified investment banking firm serving as financial advisor to Chester Valley, is highly likely to be obtained by such third party.

Representations and Warranties of the Parties

        The merger agreement contains reciprocal representations and warranties of Willow Grove and Chester Valley regarding their respective due organization, good standing and authority to enter into the merger agreement. In addition, both parties made additional representations and warranties relating to:

  •
  their capitalization and ownership of subsidiaries,

  •
  their corporate power and authority to execute the merger agreement and to consummate the merger,

  •
  the compliance of the merger agreement with their articles of incorporation and bylaws, applicable law and certain material agreements,

  •
  governmental and third-party approvals,

  •
  their financial statements,

  •
  the absence of undisclosed liabilities and the adequacy of their corporate records,

  •
  the absence of certain changes in our respective businesses since June 30, 2004,

  •
  the adequacy of their disclosure controls and procedures,

  •
  the timely filing of required regulatory reports,

  •
  the absence of legal or administrative proceedings and injunctions,

  •
  compliance with applicable law,

  •
  their material contracts, and the absence of defaults under any agreements,

  •
  their use of a broker and fees related thereto,

  •
  their employee benefit plans and related labor matters,

  •
  the absence of environmental liabilities,

  •
  the filing and accuracy of their tax returns and certain other tax matters,

  •
  their investment securities and derivative instruments,

  •
  matters relating to certain loans made by them,

  •
  their real and other property and leases,

  •
  their tangible property and assets,

  •
  their intellectual property,

  •
  matters relating to their fiduciary activities,

  •
  their insurance,

  •
  their transactions with their affiliates,

  •
  their receipt of a fairness opinion from their financial advisor, and

  •
  the accuracy of information provided by them for inclusion in documents filed with regulatory agencies in connection with the merger and the bank merger.

Willow Grove also made a representation and warranty as to its financial capacity to fund the merger consideration.

        For detailed information concerning Chester Valley's and Willow Grove's representations and warranties, see Article V of the merger agreement included as Annex A hereto.

        The parties' representations and warranties generally must be accurate both at the time the merger agreement was signed and at the completion of the merger unless the fact or facts that caused a breach of a representation and warranty has not had or is not reasonably likely to have a material adverse effect on the party making the representation and warranty. See "—Conditions to the Merger" beginning on page 55.

Effective Time of the Merger

        The merger will become effective upon the filing of articles of merger with the Department of State of the Commonwealth of Pennsylvania pursuant to the Pennsylvania Business Corporation Law, unless a different date and time is specified as the effective time in such documents. The articles of merger will be filed only after the satisfaction or waiver of all conditions to the merger set forth in the merger agreement on a date selected by Willow Grove after such satisfaction or waiver which is no later than the later of (i) five business days after such satisfaction or waiver or (ii) the first month end following such satisfaction or waiver, or on such other date as Willow Grove and Chester Valley may mutually agree upon.

        A closing will take place immediately prior to the effective time of the merger or on such other date as Willow Grove and Chester Valley may mutually agree upon.

Amendment of the Merger Agreement

        The merger agreement may be amended or supplemented at any time by written agreement of the parties prior to the effective time of the merger, except that after shareholders of a party have approved the merger agreement no amendment which by law requires further approval by the shareholders of such party may be made without obtaining such approval.

Termination of the Merger Agreement

        The merger agreement may be terminated:

  •
  by the mutual consent of the parties;

  •
  by either party if the approval of any governmental authority required for consummation of the merger or the bank merger is denied by final, nonappealable action by such governmental authority or a governmental authority shall have requested the permanent withdrawal of an application therefor;

  •
  by the board of directors of either party (provided in the terminating party is not in material breach of its obligations described under "—No Solicitation" on page 62), if either the Willow Grove or the Chester Valley shareholders fail to approve the merger;

  •
  by the board of directors of either party (provided that the terminating party is not then in material breach of the provisions of the merger agreement) if there has been a material breach of any covenant or any of the representations or warranties contained in the merger agreement by the other party, which breach (i) is not cured within 30 days following written notice to the party committing such breach or (ii) cannot be cured prior to the closing of the merger; provided, however, that neither party will have the right to terminate the merger agreement unless the breach (together with all other breaches) would, or would be reasonably likely to, result in a material adverse effect with respect to the breaching party (as defined in the merger agreement) in the case of a breach of representations and warranties or, in the case of a breach of a covenant, result in the breaching party's inability to perform in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing of the merger;

  •
  by the board of directors of either party if the merger is not completed before November 30, 2005 (unless the failure to be completed by such date is due to a material breach of the merger agreement by the party seeking to terminate);

  •
  at any time prior to the special meeting of the other party, by the board of directors of either Willow Grove or Chester Valley if the other party, shall have (i) failed to recommend approval of the merger agreement at the special meeting of its shareholders, or has withdrawn, modified or qualified (or proposed to withdraw, modify or qualify) such recommendation in any manner adverse to the terminating party, or taken any other action or made any other statement in connection with such meeting of shareholders materially inconsistent with such recommendation (or resolved to take any such action), whether or not permitted by the terms of the merger agreement, or (ii) failed to call the special meeting of its shareholders or failed to prepare and mail to its shareholders a proxy statement/prospectus in accordance with the terms of the merger agreement, provided that the terminating party has complied in all material respects with its obligations with respect thereto in the merger agreement and no event has occurred which gives the non-terminating party the right to terminate the merger agreement under certain provisions of the merger agreement;

  •
  by the board of directors of Willow Grove or Chester Valley if a tender offer or exchange offer for 25% or more of the other parties' outstanding common stock is commenced, and the other parties' board of directors recommends that its shareholders tender their shares or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten business day period specified under the Exchange Act;

  •
  by Chester Valley or Willow Grove if Willow Grove has indicated its intention to enter into an agreement with respect to a parent acquisition proposal and Chester Valley has provided notice to Willow Grove that it does not consent to Willow Grove's agreeing to such parent acquisition proposal, or by Willow Grove if Chester Valley has failed to provide its consent after being notified by Willow Grove of its intention to enter into a parent acquisition proposal; and

  •
  by the board of directors of either party (provided that the terminating party is not then in material breach of any provision of the merger agreement) if there have been any changes or developments which, individually or in the aggregate, have had or are reasonably likely to have a material adverse effect (as defined) on the other party which either is not cured within 30 days of notice thereto or which cannot be cured.

        Chester Valley also may terminate the merger agreement if during the three-day period commencing on the date on which the last required governmental approval of the merger and the bank merger is received (and all waiting periods in respect thereof have expired) (which date is referred to in this document and in the merger agreement as the "determination date") it notifies Willow Grove and both of the following conditions are applicable:

  •
  the average daily per share closing prices of the Willow Grove common stock during the 10 trading days ending on (and including) the determination date (the "Willow Grove closing price") is less than 75.0% of $19.45 (the "Willow Grove starting price"), the closing price of a share of Willow Grove common stock on December 3, 2004 (the "starting date"); and

  •
  the number obtained by dividing the Willow Grove closing price by the Willow Grove starting price (the "Willow Grove ratio") is less than the number obtained by (i) dividing the average of the closing index values of the Nasdaq Bank Index (the "index value") during the 10 consecutive trading days ending on (and including) the determination date by (ii) 3,233.90, the closing index value of the Nasdaq Bank Index on the starting date, and subtracting 0.15 from such quotient (such number, the "index ratio").

        If both of the foregoing conditions are applicable, Chester Valley has the right to terminate the merger agreement, which would not require any action of Chester Valley shareholders. The Chester Valley board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement under such circumstances. Any such decision would be made by the Chester Valley board of directors in light of the circumstances existing at the time that the Chester Valley board of directors has the opportunity to make such an election, if any. Before making any determination to terminate the merger agreement, the Chester Valley board of directors would consult with its financial and other advisers and would consider all financial and other information it deemed relevant to its decision. In this regard, the Chester Valley board of directors likely would consider many of the same factors that it considered in determining whether to approve and adopt the merger agreement, including the principal factors discussed under "—Chester Valley's Reasons for the Merger; Recommendation of Chester Valley's Board of Directors" beginning on page 39. In particular, the Chester Valley board of directors may analyze, among other factors, whether the then current consideration to be received in the merger would deliver more value to Chester Valley shareholders than the value that could be expected if Chester Valley were to continue as an independent company, which would occur if the Chester Valley board of directors were to exercise Chester Valley's right to terminate the merger agreement. In addition, the Chester Valley board of directors would consider whether, in light of market and other industry conditions at the time of such decision, the exchange ratio remains fair from a financial point of view to the holders of shares of Chester Valley common stock. There can be no assurance that the Chester Valley board of directors would exercise its right to terminate the merger agreement if each of the conditions set forth above were applicable. If Chester Valley elected not to exercise its right to terminate the merger agreement, the exchange ratio would remain 1.4823 and the dollar value of the consideration which the shareholders of Chester Valley who receive Willow Grove common stock would receive for each share of Chester Valley common stock would be the value of 1.4823 shares of Willow Grove common stock at the effective time of the merger.

        In the event of termination, the merger agreement will become null and void, except that certain provisions thereof relating to expenses and confidentiality will survive any such termination and any such termination will not relieve any breaching party from liability for any willful breach of any covenant, undertaking, representation or warranty giving rise to such termination.

Interests of Certain Persons in the Merger

        Certain members of Chester Valley's and First Financial Bank's management may be deemed to have financial interests in the merger that are in addition to or different from their financial interest as shareholders of Chester Valley. The Chester Valley and Willow Grove boards of directors were aware of these factors and considered them, among other matters, in approving the merger agreement and the merger. These interests are described below.

        Boards of Directors.    In connection with completion of the merger, Willow Grove and Willow Grove Bank will take all necessary action to elect seven members of the current board of directors of Chester Valley to the boards of directors of Willow Grove and Willow Grove Bank. The following Chester Valley directors will be appointed to the boards of directors of Willow Grove and Willow Grove Bank as of the effective time of the merger: Madeleine Wing Adler; Donna M. Coughey; John J. Cunningham, III; Gerard F. Griesser; James E. McErlane; Emory S. Todd; and, William M. Wright (these individuals are referred to in this document as the "Chester Valley designees"). For three years following the effective time of the merger, no changes may be made to the size of Willow Grove's board of directors or any of the classes of the board unless such change is approved by a majority of (i) the Chester Valley designees and (ii) the members of the Willow Grove board of directors immediately prior to the effective time of the merger (who are referred to in this document as the "Willow Grove designees"). If any of the Chester Valley designees, Willow Grove designees or any of their successors die, become disabled, resign, are removed or retire during the three-year period after the effective time of the merger, the remaining Chester Valley designees or Willow Grove designees, as the case may be, will be responsible for identifying successors to serve the remaining term of office of such departing directors. In addition, the Chester Valley designees will have proportional representation (or representation as close to proportional as possible) on the executive, audit, compensation, nominating and corporate governance and any other major committees of the Willow Grove board of directors for a period of three years following the effective time of the merger. Willow Grove has agreed that its board of directors will adopt certain amendments to Willow Grove's Bylaws which will be effective upon completion of the merger and which are designed to implement these provisions of the merger agreement. See, "Comparison of the Rights of Shareholders of Willow Grove and Chester Valley—Willow Grove Proposed Bylaw Amendments."

        The Chester Valley directors who serve on the combined company board are expected to be compensated for their services in that capacity in accordance with Willow Grove's standard director compensation policy. While subject to modification by the Willow Grove board of directors, currently this policy provides for Willow Grove Bank's outside directors to receive board fees of $1,300 for each board meeting and $600 to $900 for meetings of committees of the board (with committee chairmen receiving slightly higher amounts). In addition, Willow Grove's directors may receive additional compensation pursuant to Willow Grove Bank's Directors and Officers Incentive Compensation Plan. During fiscal 2004, Willow Grove Bank's non-employee directors received incentive compensation ranging from $4,500 to $6,000 pursuant to this plan. Willow Grove's directors are eligible to participate in, and receive grants under, Willow Grove's 1999 Stock Option Plan, 2002 Stock Option Plan and its 2002 Recognition and Retention Plan. Willow Grove Bank also maintains a non-qualified retirement plan for outside directors which provides for fixed annual payments at retirement for ten years after a director has six years of credited service on the Willow Grove board of directors.

        New Employment and Severance Agreements.    On the date that the merger agreement was executed, Willow Grove and Willow Grove Bank entered into an employment agreement with Donna Coughey, the current President and Chief Executive Officer of Chester Valley and First Financial Bank. In addition, Willow Grove Bank entered into employment agreements with G. Richard Bertolet, Matthew D. Kelly and Colin N. Maropis, currently executive officers of First Financial Bank, and change in control severance agreements with Christopher M. Breslin, William Byrne, Margaret H. Leimkuhler and Thomas A. Varley, currently officers of First Financial Bank. Those agreements were entered into in connection with the execution of the merger agreement, and the new employment and severance agreements will only be effective if the merger occurs. Subsequently, Willow Grove and Willow Grove Bank entered into an employment agreement with Joseph T. Crowley, Chester Valley's Chief Financial Officer.

        Under the terms of her new employment agreement, Ms. Coughey will serve as President and Chief Executive Officer and as a director of Willow Grove Bancorp and Willow Grove Bank for a three-year term, commencing on the closing of the merger and renewing annually for one additional year each July 1 unless notice to the contrary is given. She is entitled to a minimum base salary of $300,000 per year, a signing bonus of $200,000 to be paid upon the closing of the merger and a retention bonus, provided she remains employed on the one-year anniversary of the merger, of $150,000. The agreement provides that, if Ms. Coughey terminates her employment during the first year for any reason, or if her employment is terminated by Willow Grove or Willow Grove Bank for any reason other than cause during the first year following the closing of the merger, she will receive a severance payment equal to the amount she would have received under her existing employment agreement with Chester Valley and First Financial Bank less the $200,000 signing bonus and subject to no payment being deemed a "parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended. Under her existing employment agreement with Chester Valley and First Financial Bank, in the event Ms. Coughey terminated her employment for good reason in connection with a change in control, she would be entitled to a cash severance payment in an amount equal to 2.99 times her average annual taxable compensation for the five years preceding the date of termination (which amounts to approximately $813,930, assuming the merger is completed in 2005), plus participation in all employee benefit plans and programs in which she was entitled to participate immediately prior to the date of termination, provided that such continued participation is possible under the terms of such plans and programs, for the remaining term of the employment agreement, subject to no payment being deemed a "parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended. The new agreement provides that, if Ms. Coughey's employment is terminated in connection with a subsequent change in control of Willow Grove and/or Willow Grove Bank or within twenty-four months thereafter, Willow Grove will pay her three times her then current base salary and most recent bonus. The new employment agreement provides that if the payments and benefits provided to Ms. Coughey pursuant to a subsequent change in control are deemed to constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, then she would be reimbursed for any excise tax liability pursuant to Sections 280G and 4999 of the Internal Revenue Code and for additional taxes imposed as a result of such reimbursement. In addition, Willow Grove, Willow Grove Bank and Ms. Coughey have generally agreed to release each other from any and all claims of actions that may result during the term of the employment agreement. The new employment agreement provides that Ms. Coughey's employment agreement with Chester Valley and First Financial Bank will terminate immediately prior to the closing of the merger.

        The new employment agreements between Willow Grove Bank and each of Messrs. Bertolet, Crowley, Kelly and Maropis provide that the executives will serve as Chief Lending Officer, Chief Financial Officer, Chief Wealth Management Officer and Regional President, respectively, for an initial term expiring June 30, 2006, renewing annually for one additional year each July 1 unless notice to the contrary is given, commencing on the closing of the merger. Messrs. Bertolet, Crowley, Kelly and Maropis are entitled to a minimum base salary of $174,250, $174,750, $164,000 and $130,966, respectively, with an initial increase to be considered effective July 1, 2005. Each agreement provides that if the executive's employment is terminated in connection with a subsequent change in control of Willow Grove or within twenty-four months thereafter, Willow Grove Bank will pay the executive two times his average annual compensation (defined as the five-year average base salary and bonus) subject to no payment being deemed a "parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended. Each of these agreements provides that if the executive's employment is terminated by Willow Grove for other than cause, disability, retirement or death or by the executive due to a material breach by Willow Grove then the executive will receive one times his then current base salary. Each of the agreements provides that the executive's employment agreement with Chester Valley and First Financial Bank will terminate immediately prior to the closing of the merger.

        The new severance agreements between Willow Grove Bank and each of Christopher M. Breslin, William Byrne, Margaret H. Leimkuhler and Thomas A. Varley are for an initial term expiring June 30, 2006 and renewing annually for one additional year each July 1 unless notice to the contrary is given. Those agreements provide that if the officer's employment is terminated in connection with a subsequent change in control of Willow Grove or within twenty-four months thereafter, the officer will be paid an amount equal to one times his or her average annual compensation (defined as the five-year average base salary and bonus) subject to no payment being deemed a "parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended. Each of the new severance agreements provide that the officer's severance agreement with Chester Valley and First Financial Bank will terminate immediately prior to the closing of the merger.

        Existing Agreement at Chester Valley and First Financial Bank.    The merger agreement provides that Willow Grove will honor First Financial's existing employment agreement with Michael Sexton. The employment agreement provides that if Mr. Sexton terminates his employment for good reason, which includes a material breach of the employment agreement or a diminution of his duties or responsibilities following a change in control, he shall receive cash severance equal to one times the average aggregate compensation paid to him in the five-year period preceding the year of termination. If the severance amount was triggered under this agreement, Mr. Sexton would be entitled to a cash severance payment of $78,057 (assuming the merger is completed in 2005 and there is no mitigation of any amount).

        Option Plans.    Under Chester Valley's 1993 Stock Option Plan and its 1997 Stock Option Plan, outstanding options to acquire Chester Valley common stock will become fully vested and exercisable upon a change of control. The merger with Willow Grove will constitute a change in control under Chester Valley's stock option plans.

        Assuming the merger is consummated on July 1, 2005, at such time, the estimated aggregate number of shares of common stock underlying stock options held by the Chester Valley's directors and its five most highly compensated executives that will vest upon the merger is 245,056 and 96,794 shares, respectively. The exercise prices of the directors and executives' stock options that will vest upon the merger range from $11.99 to $20.43.

        Employee Stock Ownership Plan.    Chester Valley maintains an Employee Stock Ownership Plan ("ESOP"). Upon the closing of the merger, the ESOP will terminate and all remaining assets will be allocated to participants. Officers of Chester Valley participate in the Chester Valley ESOP on the same basis as all other employees.

        Indemnification and Insurance.    Chester Valley's directors and officers are entitled to continuing indemnification against certain liabilities by virtue of provisions contained in Chester Valley's articles of incorporation and the merger agreement. Pursuant to the merger agreement, Willow Grove agreed to indemnify and hold harmless each present and former director, officer and employee of Chester Valley or a Chester Valley subsidiary determined as of the effective time of the merger against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Chester Valley or a subsidiary of Chester Valley or is or was serving at the request of Chester Valley or a subsidiary of Chester Valley as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of the merger agreement or the consummation of any of the transactions contemplated by the merger agreement, to the fullest extent to which such indemnified parties would be entitled under the certificate of incorporation and bylaws of Chester Valley as in effect on the date of the merger agreement. Pursuant to the merger agreement, Willow Grove also generally agreed to honor all limitations on liability existing in favor of these indemnified parties as provided in the certificate of incorporation of Chester Valley or similar governing instrument of any subsidiary of Chester Valley as in effect as of the date of the merger agreement with respect to matters occurring prior to the effective time of the merger.

        Pursuant to the merger agreement, Willow Grove agreed to use its reasonable best efforts to cause the persons serving as directors and officers of Chester Valley immediately prior to the merger to be covered by the directors' and officers' liability insurance policy maintained by Chester Valley (or a substitute policy with comparable coverage) for a six-year period following the merger with respect to acts or omissions occurring prior to the merger which were committed by such directors and officers in their capacities as such, provided that Willow Grove will not be required to expend for any year in such six-year period an amount in excess of 200% of the annual premiums currently paid by Chester Valley for such insurance, and further provided that if Willow Grove is unable to maintain or obtain the insurance specified above as a result of the preceding provision, Willow Grove will use its reasonable best efforts to obtain as much comparable coverage as is available for the insurance amount with respect to acts or omissions occurring prior to the effective time of the merger by directors and officers in their capacities as such.

        Other than as set forth above, no director or executive officer of Chester Valley has any direct or indirect material interest in the merger, except insofar as ownership of Chester Valley common stock might be deemed such an interest. See "Certain Beneficial Ownership of Chester Valley Common Stock" beginning on page 104.

        Retirement and Severance Agreement with Mr. Marcell.    As part of the execution of the merger agreement, Willow Grove and Willow Grove Bank entered into a Retirement and Severance Agreement with Frederick A. Marcell Jr., the current President and Chief Executive Officer of Willow Grove and Willow Grove Bank. The Retirement and Severance Agreement implements Mr. Marcell's decision to take early retirement, which previously had been announced in August 2004, and will terminate Mr. Marcell's existing employment agreement with Willow Grove and Willow Grove Bank, effective when the merger is completed and Ms. Coughey becomes President and Chief Executive Officer. Mr. Marcell has agreed to provide certain consulting services after the merger is completed through April 30, 2006. In consideration of such services under the Retirement and Severance Agreement, Mr. Marcell will receive a consulting fee, in the amount of $244,800 per annum, plus continued group life insurance and health and dental benefits from the effective date of the merger through April 30, 2006. The boards of directors of each of Willow Grove and Chester Valley were aware of the provisions of Mr. Marcell's Retirement and Severance Agreement when they approved the merger agreement.

Certain Employee Matters

        The merger agreement contains certain agreements of the parties with respect to various employee matters, which are described below.

        As soon as administratively practicable after the effective time of the merger, Willow Grove will take all reasonable action so that employees of Chester Valley and its subsidiaries who become employees of Willow Grove and its subsidiaries will be entitled to participate in the Willow Grove employee benefit plans of general applicability to the same extent as similarly-situated employees of Willow Grove and its subsidiaries. Employees of Philadelphia Corporation for Investment Services who

continue as employees after the merger also will be entitled to participate in Willow Grove's employee benefit plans. For purposes of determining eligibility to participate and the vesting of benefits (but not benefit accruals) under Willow Grove's employee benefit plans, Willow Grove will generally recognize years of service with Chester Valley and its subsidiaries to the same extent as such service was credited for such purposes by Chester Valley.

        If employees of Chester Valley or any of its subsidiaries become eligible to participate in a medical, dental, health or disability plan of Willow Grove, Willow Grove will cause each such plan to:

  •
  waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health, dental or disability plan of Willow Grove,

  •
  provide full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to their participation, and

  •
  waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to an employee on or after the completion of the merger to the extent the employee had satisfied any similar limitation or requirement under an analogous plan prior to the completion of the merger.

        Eligible employees of Chester Valley or Willow Grove or any of their respective subsidiaries (other than employees who receive severance under an employment or a severance or change in control agreement) who have completed at least two years of service and whose employment is involuntarily terminated other than for cause during the one-year period following the merger will be entitled to receive severance payments equal to one week's base salary for each completed year of service, up to a maximum of 26 week's severance. In addition, Willow Grove and Chester Valley have implemented a retention bonus program whereby employees who are displaced as a result of the merger will receive an additional severance bonus of at least one month, and in some cases up to six months, of their base pay provided that they remain with the combined institution through their designated retention program date.

Bank Merger

        Pursuant to the merger agreement, it is the parties' intention that First Financial Bank will be merged with and into Willow Grove Bank promptly following consummation of the merger. Each party's obligation to consummate the bank merger under the bank merger agreement is subject to, among other things, the satisfaction or waiver of all conditions precedent to the merger set forth in Article VII of the merger agreement.

Alternative Structure

        Pursuant to the merger agreement, Willow Grove may at any time modify the structure of the merger and/or the bank merger, subject to the prior written consent of Chester Valley, which consent shall not be unreasonably withheld or delayed, provided that (i) the merger consideration to be paid to the holders of Chester Valley common stock pursuant to the merger agreement is not thereby changed in kind or reduced in amount as a result of such modification, (ii) there are no adverse tax consequences to the shareholders of Chester Valley as a result of such modification, (iii) there are no adverse tax consequences to Willow Grove or Chester Valley as a result of such modification and (iv) such modification will not jeopardize or materially delay receipt of any required approvals of governmental authorities or otherwise impede or materially delay consummation of the merger.

Resale of Willow Grove Common Stock

        Shares of Willow Grove common stock to be issued to Chester Valley shareholders in the merger have been registered under the Securities Act of 1933, as amended, and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Chester Valley. Any subsequent transfer of shares, however, by any person who is an affiliate of Chester Valley at the time the merger is submitted for a vote of the Chester Valley shareholders will, under existing law, require either:

  •
  the further registration under the Securities Act of the Willow Grove common stock to be transferred;

  •
  compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

  •
  the availability of another exemption from registration.

        An "affiliate" of Chester Valley is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Chester Valley. These restrictions are expected to apply to the directors and executive officers of Chester Valley and the holders of 10% or more of the outstanding Chester Valley common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Willow Grove will give stop transfer instructions to the transfer agent with respect to the shares of Willow Grove common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

        Chester Valley has agreed in the merger agreement to use its reasonable best efforts to cause each person who may be deemed to be an affiliate of it for purposes of Rule 145 to deliver to Willow Grove a written agreement intended to ensure compliance with the Securities Act.

Material United States Federal Income Tax Consequences

        General.    The following discussion sets forth the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Chester Valley common stock. This discussion does not address any state, local or foreign income tax or non-income tax consequences of the merger or any transactions other than the merger. This discussion is based on the Internal Revenue Code of 1986, as amended ("Code"), applicable U.S. Treasury Regulations promulgated thereunder, Internal Revenue Service ("IRS") rulings, administrative interpretations and court decisions in effect as of the date of this Prospectus/Proxy Statement, all of which may change, possibly with retroactive effect. Any such change could alter the tax consequences described in this summary.

        This discussion is limited to U.S. holders that hold their shares of Chester Valley common stock as capital assets within the meaning of Section 1221 of the Code. This discussion is not intended to provide a complete analysis or description of all potential federal income tax consequences of the merger. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each shareholder's individual circumstances or tax status. Accordingly, this discussion does not address all aspects of federal income taxation that may be important to a shareholder of Chester Valley in light of that shareholder's particular circumstances, or to a shareholder subject to special rules, such as:

  •
  a partnership, S corporation or other pass-through entity;

  •
  a regulated investment company or real estate investment trust;

  •
  a tax-exempt organization;

  •
  a financial institution or insurance company;

  •
  a dealer or broker in securities or foreign currencies;

  •
  a trader in securities who elects the mark-to-market method of accounting for securities;

  •
  a shareholder who is subject to the alternative minimum tax provisions of the Code;

  •
  a shareholder whose shares of Chester Valley common stock are qualified small business stock for purposes of Section 1202 of the Code;

  •
  a shareholder who holds shares of Chester Valley common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction;

  •
  a shareholder who acquired shares of Chester Valley common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation;

  •
  a foreign holder; or

  •
  a person that has a functional currency other than the U.S. dollar.

        For purposes of this discussion, the term "U.S. holder" means: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions; (iii) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantive decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or (iv) an estate the income of which is subject to United States federal income tax regardless of its source.

        The Merger.    Based on representations provided by Chester Valley and Willow Grove and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Elias, Matz, Tiernan & Herrick L.L.P. and Cozen O'Connor that the material United States federal income tax consequences of the merger are as follows:

  •
  The merger, when consummated in accordance with the terms of the merger agreement, will constitute a "reorganization" within the meaning of Section 368(a) of the Code and, accordingly, neither Willow Grove nor Chester Valley will recognize any gain or loss as a result of the merger.

        The federal income tax consequences of the merger to a Chester Valley shareholder generally will depend on whether the shareholder receives Willow Grove common stock, cash or a combination of Willow Grove common stock and cash in exchange for the shareholder's shares of Chester Valley common stock.

  •
  A Chester Valley shareholder that receives solely Willow Grove common stock in exchange for all of such shareholder's shares of Chester Valley common stock in the merger will not recognize gain or loss on the exchange (except with respect to cash received instead of fractional shares of Willow Grove common stock, as discussed below). The shareholder's tax basis in the Willow Grove common stock received in the merger will equal such shareholder's tax basis in the shares of Chester Valley common stock exchanged, reduced by any basis allocable to a fractional share interest of Willow Grove common stock for which cash is received. The holding period of Willow Grove common stock received in the merger will include the holding period of the shares of Chester Valley common stock exchanged in the merger.

  •
  A Chester Valley shareholder that receives solely cash in exchange for all of such shareholder's shares of Chester Valley common stock in the merger will generally recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the shareholder's aggregate tax basis in the shares of Chester Valley common stock exchanged therefor, which gain or loss will be long-term capital gain or loss if such shares of Chester Valley common stock were held for more than one year. As discussed below, if the receipt of cash has the effect of a distribution of a dividend (determined by application of Section 302 of the Code on a shareholder-by-shareholder basis), some or all of this gain may be treated as a dividend, which may be taxed at capital gain rates.

  •
  A Chester Valley shareholder that receives both Willow Grove common stock and cash in exchange for all of such shareholder's shares of Chester Valley common stock in the merger will generally recognize gain, but not loss, in an amount equal to the lesser of:

  •
  the excess, if any, of (a) the sum of the amount of cash and the aggregate fair market value of the Willow Grove common stock received in the merger for the shares over (b) the shareholder's aggregate tax basis in the shares of Chester Valley common stock exchanged therefor; and

  •
  the amount of cash received by such shareholder in the merger.

        For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset gain realized on another block of shares. The gain recognized will be capital gain unless the receipt of cash has the effect of a distribution of a dividend determined under the provisions of Section 302 of the Code, in which case such gain will be treated as a dividend to the extent of such shareholder's ratable share of the undistributed accumulated earnings and profits of Chester Valley. For purposes of determining whether a shareholder's receipt of cash has the effect of a distribution of a dividend, a shareholder will be treated as if it first exchanged all of its Chester Valley common stock solely in exchange for Willow Grove common stock and then Willow Grove immediately redeemed a portion of that stock for the cash that the shareholder actually received in the merger. Receipt of cash will generally not have the effect of a distribution of a dividend to the shareholder if such receipt is, with respect to the shareholder, "not essentially equivalent to a dividend" or "substantially disproportionate," each within the meaning of Section 302(b) of the Code. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. In determining the interest of a shareholder in a corporation, certain constructive ownership rules must be taken into account. Any capital gain will be long-term if the Chester Valley shareholder's holding period for its Chester Valley common stock is more than one year as of the date of the exchange. Chester Valley shareholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their Chester Valley common stock will be treated as a dividend.

        A Chester Valley shareholder's aggregate tax basis in the Willow Grove common stock received in the merger will equal the shareholder's aggregate tax basis in the shares of Chester Valley common stock exchanged, reduced by any amount allocable to a fractional share interest of Willow Grove common stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of gain, if any, recognized by the shareholder in the merger (including any portion of such gain that is treated as a dividend).

        Cash in Lieu of Fractional Shares.    No fractional shares of Willow Grove common stock will be issued in the merger. A Chester Valley shareholder that receives cash in lieu of a fractional share will be treated as having received such fractional share in the merger and then as having exchanged the fractional share for cash in a redemption by Willow Grove. A Chester Valley shareholder will generally recognize capital gain or loss on the deemed redemption of the fractional share in an amount determined by the difference, if any, between the amount of cash received and the shareholder's tax basis in the fractional share. Any capital gain or loss will be long-term capital gain or loss if the Chester Valley common stock exchanged was held for more than one year.

        Closing Opinions.    It is a condition precedent to the obligations of Willow Grove and Chester Valley to effect the merger that they receive an opinion from Elias, Matz, Tiernan & Herrick L.L.P. and Cozen O'Connor, respectively, each dated as of the effective date of the merger, that, for federal income tax purposes, each of the bank merger and the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Such opinion will be based upon facts existing at the effective time of the merger, and in rendering such opinion, counsel will require and rely upon facts, representations and assumptions that will be provided by Willow Grove, Chester Valley and others. Although the merger agreement allows Willow Grove and Chester Valley to waive this condition to closing, neither Willow Grove nor Chester Valley currently anticipate doing so. If either does waive this condition, you will be informed of this decision and asked to vote on the merger taking this into consideration.

        An opinion of counsel represents counsel's best legal judgment and is not binding on the IRS or any court. Willow Grove and Chester Valley have not and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

        Information Reporting and Backup Withholding.    Chester Valley shareholders may be subject to information reporting to the IRS. In addition, backup withholding at the applicable rate (currently 28%) will generally apply on any cash payments they receive. Chester Valley shareholders will not be subject to backup withholding, however, if they:

  •
  furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive; or

  •
  are otherwise exempt from backup withholding.

        Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder's United States federal income tax liability, provided the required information is furnished to the IRS.

        Reporting Requirements.    Chester Valley shareholders who receive Willow Grove common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with their United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

        The preceding discussion is intended only as a summary of certain United States federal income tax consequences of the merger and does not purport to be a complete analysis of all potential tax consequences of the merger that may be relevant to a particular Chester Valley shareholder. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address state, local or foreign income tax or any non-income tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment of the Merger

        The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, Chester Valley's assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Willow Grove. Any difference between the purchase price for Chester Valley and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Willow Grove in connection with the merger will be amortized to expense over their estimated useful lives. The financial statements of Willow Grove issued after the merger will reflect the results attributable to the acquired operations of Chester Valley beginning on the date of completion of the merger. The unaudited per share pro forma financial information contained herein has been prepared using the purchase method of accounting. See "Unaudited Comparative Per Share and Selected Financial Data" beginning on page 13.

Expenses of the Merger

        The merger agreement provides that each of Chester Valley and Willow Grove will bear all of its own costs and expenses in connection with the transactions contemplated by the merger agreement, including fees and expenses of its own financial consultants, accountants and counsel, except that expenses of printing and mailing this document and the registration fee paid to the SEC in connection with the registration statement of which this document is a part will be shared equally between Chester Valley and Willow Grove.

Termination Fees

        The merger agreement provides that Chester Valley must pay Willow Grove a $6.0 million termination fee under the circumstances and in the manner described below:

  •
  if the merger agreement is terminated by Willow Grove because (A) Chester Valley, (i) failed to recommend approval of the merger agreement or has withdrawn, modified or qualified (or proposed to withdraw, modify or qualify) such recommendation, or taken any other action or made any other statement in connection with the Chester Valley meeting of shareholders materially inconsistent with such recommendation (or resolved to take any such action), or (ii) failed to call the special meeting of its shareholders or failed to prepare and mail a proxy statement/prospectus in accordance with the terms of the merger agreement, provided in either case that no event has occurred which gives Chester Valley a right to terminate under other specified provisions of the merger agreement, or (B) if a tender offer or exchange offer for 25% or more of Chester Valley's outstanding common stock is commenced, and Chester Valley's board of directors recommends that its shareholders tender their shares or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten business day period specified under the Exchange Act, see "—Termination of the Merger Agreement" on page 65 , then Chester Valley shall pay the termination fee to Willow Grove on the fifth business day following such termination;

  •
  if (i) the merger agreement is terminated by Willow Grove or Chester Valley because Chester Valley's shareholders fail to approve the merger agreement and (ii) at any time after the date of the merger agreement an "acquisition proposal" with respect to Chester Valley shall have been publicly announced and not withdrawn prior to the meeting of Chester Valley's shareholders, or any person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an acquisition proposal and shall not have publicly withdrawn such announcement, communication or intention prior to the special meeting of Chester Valley's shareholders, and if within 18 months after such termination of the merger agreement Chester Valley or a subsidiary of Chester Valley enters into a definitive agreement with respect to, or consummates a transaction that is the subject of, an acquisition proposal, then Chester Valley shall pay to Willow Grove the termination fee on the earlier of the date of execution of such agreement or consummation of such transaction; and

  •
  if (i) the merger agreement is terminated by either Willow Grove or Chester Valley because the merger is not completed by November 30, 2005, or by Willow Grove if Chester Valley has materially branched any of its representations, warranties or covenants in the merger agreement, see "—Termination of the Merger Agreement" on page 65, (ii) at any time after the date of the merger agreement and before such termination an acquisition proposal with respect to Chester Valley shall have been publicly announced, or any person shall have publicly announced, communicated or made known, or communicated or made known to the senior management of Chester Valley, an intention, whether or not conditional, to make an acquisition proposal, (iii) following the occurrence of an event specified in clause (ii), Chester Valley intentionally breached (and not cured after notice thereof) any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach shall have materially contributed to the failure of the merger to occur prior to the termination of the merger agreement, and (iv) if within 18 months after such termination of the merger agreement Chester Valley or a subsidiary of Chester Valley enters into a definitive agreement with respect to, or consummates a transaction which is the subject of, an acquisition proposal, then Chester Valley shall pay to Willow Grove the termination fee on the earlier of the date of execution of such agreement or consummation of such transaction.

        If the merger agreement is terminated because Willow Grove shareholders fail to approve the merger agreement, then Willow Grove will reimburse Chester Valley for its documented out-of-pocket expenses incurred in connection with the merger agreement in an amount not exceeding $500,000.

Shareholder Agreements

        In connection with the execution of the merger agreement, each of the directors of Chester Valley, except Mr. Edward T. Borer, entered into a shareholder agreement with Willow Grove and each of the directors of Willow Grove entered into a shareholder agreement with Chester Valley. In the aggregate, the Chester Valley directors who entered into shareholder agreements with Willow Grove can cast approximately 8.9% of the votes entitled to be cast at the Chester Valley special meeting and the Willow Grove directors who entered into shareholder agreements with Chester Valley can cast approximately 5.9% of the votes entitled to be cast at the Willow Grove special meeting.

        The shareholder agreements provide that the directors entering into such agreements will:

  •
  appear at the Chester Valley or Willow Grove special meeting or otherwise cause all shares of Chester Valley or Willow Grove common stock owned by him or her to be counted as present thereat for purposes of calculating a quorum; and

  •
  vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all shares of Chester Valley or Willow Grove common stock beneficially owned by him or her or as to which he or she has, directly or indirectly, the right to direct the voting

  •
  in favor of approval of the merger agreement,

  •
  against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Chester Valley or Willow Grove contained in the merger agreement or of the shareholder contained in the shareholder agreement,

  •
  against any action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger or the shareholder agreement, and

  •
  if the case of the Chester Valley directors, against any acquisition proposal (as defined in the merger agreement).

        Pursuant to the shareholder agreements, each party thereto also agreed not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the shares of Chester Valley or Willow Grove common stock owned by such shareholder prior to the Chester Valley or Willow Grove special meeting.

        The shareholder agreements will remain in effect until the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms.

        Chester Valley also agreed to use its reasonable best efforts to cause those persons who may be deemed to be affiliates of Chester Valley pursuant to Rule 145 under the Securities Act, as amended, to deliver to Willow Grove prior to the date of the special meeting a written agreement containing certain restrictions on the transfer of shares of Willow Grove common stock acquired in the merger which are intended to ensure compliance with applicable federal securities laws in connection with the transfer of such shares. See "—Resale of Willow Grove Common Stock" on page 73.

Dissenters' Rights

        Under Pennsylvania law, neither Willow Grove's nor Chester Valley's shareholders are entitled to dissenters' or appraisal rights in connection with the merger.

Operations of Willow Grove After the Merger

        Promptly following the merger of Chester Valley into Willow Grove, First Financial Bank will be merged with and into Willow Grove Bank. The merger agreement provides that, for at least three years following the bank merger, Willow Grove's banking offices immediately prior to the merger will be operated as the "Willow Grove Division" of the combined bank and First Financial Bank's banking offices immediately prior to the merger will be operated as the "First Financial Division" of the combined bank. Willow Grove expects to achieve material consolidation efficiencies following the consummation of the merger, although there can be no assurance that the anticipated efficiencies will be achieved. The efficiencies are expected to be achieved primarily through the elimination of duplicative compensation costs, the costs incurred by Chester Valley due to its status as a public reporting company, computer system costs, and redundant expenses for services.

        The merger agreement also provides that Willow Grove and Chester Valley will cooperate in order to identify mutually agreeable new names for Willow Grove and the combined bank. The parties have commenced this process but have not yet identified new names for either the combined bank or holding company. In the event new names are identified and agreed upon, Willow Grove intends to take all necessary and appropriate action to implement such new names as of the effective time of the merger or as soon thereafter as is practicable.

MARKET FOR COMMON STOCK AND DIVIDENDS

        The Willow Grove common stock is traded on the Nasdaq Stock Market's National Market System under the symbol "WGBC," and the Chester Valley common stock is traded on the Nasdaq Stock Market's National Market System under the symbol "CVAL."

        As of the voting record date for the Willow Grove special meeting, there were 9,777,247 shares of Willow Grove common stock outstanding, which were held by approximately 2,000 holders of record; and as of the record date for the Chester Valley special meeting, there were 5,161,911 shares of Chester Valley common stock outstanding, which were held by approximately 675 holders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

        The following table sets forth during the periods indicated the high and low sales prices of the Willow Grove common stock and the Chester Valley common stock and the cash dividends declared per share of Willow Grove common stock and Chester Valley common stock after adjustment for stock dividends and stock splits.

	Willow Grove			Chester Valley
	Market Price		Cash Dividends Declared Per Share	Market Price		Cash Dividends Declared Per Share
	High	Low		High	Low
Fiscal 2005
Fourth Quarter (through April 26, 2005)	$16.54	$15.36	$0.12	$26.15	$24.38	$—
Third Quarter	19.50	16.01	0.12	26.92	21.75	0.105
Second Quarter	19.55	16.27	0.11	22.45	19.66	0.105
First Quarter	17.35	15.14	0.11	20.39	18.48	0.105
Fiscal 2004
Fourth Quarter	18.19	14.91	0.10	24.50	18.50	0.10
Third Quarter	18.75	17.44	0.10	23.50	21.66	0.10
Second Quarter	18.00	16.05	0.09	23.65	21.40	0.10
First Quarter	17.05	16.08	0.09	22.35	19.89	0.10
Fiscal 2003
Fourth Quarter	17.05	14.63	0.08	15.72	13.65	0.09
Third Quarter	14.89	13.05	0.08	21.73	15.88	0.09
Second Quarter	14.00	11.35	0.07	21.67	19.01	0.09
First Quarter	12.15	10.18	0.07	24.46	18.34	0.09

        The following table shows the closing price per share of the Willow Grove common stock and the Chester Valley common stock on (1) January 19, 2005 the last trading day preceding public announcement of the merger agreement, and (2) April 26, 2005, the last full trading day for which closing sales prices were available at the time immediately preceding the printing of this document. The following table also includes the equivalent price per share of Chester Valley common stock on those dates, calculated as indicated below.

	Historical Market Value Per Share
Date	Willow Grove	Chester Valley	Equivalent Market Value Per Share of Chester Valley(1)
January 19, 2005	$18.82	$21.77	$27.90
April 26, 2005	15.44	24.55	22.89

(1)
The equivalent prices per share of Chester Valley common stock on January 19, 2005 and April 26, 2005 were determined by multiplying the closing price of Willow Grove common stock on the relevant date by an assumed exchange ratio of 1.4823.

        Shareholders are advised to obtain current market quotations for the Willow Grove common stock and the Chester Valley common stock. The market price of the Willow Grove common stock at the effective time of the merger or at the time shareholders of Chester Valley receive certificates evidencing shares of Willow Grove common stock after the merger is consummated may be higher or lower than the market price at the time the merger agreement was executed, at the date of mailing of this document or at the time of the special meeting.

INFORMATION ABOUT WILLOW GROVE

General

        Willow Grove Bancorp, Inc. is a Pennsylvania corporation and registered savings and loan holding company organized in 2002. Willow Grove's business consists primarily of being the parent holding company for Willow Grove Bank, a Federally-chartered savings bank.

        Willow Grove Bank, which is a wholly-owned subsidiary of Willow Grove, was originally organized in 1909. Willow Grove Bank is primarily engaged in attracting deposits from the general public and using those funds to invest in loans and securities investments. Willow Grove Bank conducts operations out of its main office in Montgomery County, Pennsylvania, approximately 20 miles north of downtown Philadelphia, and 13 additional branch offices. The primary market areas that Willow Grove serves are: Montgomery County, Bucks County and the northeast section of Philadelphia that borders these counties. To a lesser extent, Willow Grove provides services to areas of Chester and Delaware counties, the remainder of the City of Philadelphia, and central and southern New Jersey.

        In recent years, Willow Grove has concentrated its business plan on the following primary goals-changing operations to a full-service community bank, continuing steady growth and maintaining a high level of asset quality. Willow Grove's principal sources of funds are deposits, repayments of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, funds provided from operations and funds borrowed from outside sources such as the Federal Home Loan Bank ("FHLB") of Pittsburgh. These funds are primarily used for the origination of various loan types including single-family residential mortgage loans, commercial real estate and multi-family residential mortgage loans, construction real estate loans, home equity loans, consumer loans and commercial business loans. Willow Grove's major source of income is the interest received on its loan and securities portfolios, while its major expense is interest paid on deposit accounts and borrowings.

        The Office of Thrift Supervision ("OTS") is Willow Grove Bank's chartering authority and primary regulator. Willow Grove Bank is also regulated by the Federal Deposit Insurance Corporation ("FDIC"), the administrator for the Savings Association Insurance Fund ("SAIF"). Willow Grove Bank is also subject to reserve requirements established by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or "FRB"), and is a member of the FHLB of Pittsburgh, one of the regional banks comprising the FHLB System.

        At December 31, 2004, Willow Grove had consolidated assets of $993.1 million and consolidated shareholders' equity of $106.0 million.

        The executive offices of Willow Grove are located at Welsh and Norristown Roads, Maple Glen, Pennsylvania 19002 and its telephone number is (215) 646-5405.

Management and Additional Information

        Certain information relating to executive compensation, benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions and other matters relating to Willow Grove is incorporated by reference or set forth in Willow Grove's annual report on Form 10-K for the year ended June 30, 2004 and its quarterly report on Form 10-Q for the six months ended December 31, 2004, which are incorporated herein by reference. Shareholders desiring copies of such documents may contact Willow Grove at its address or telephone number indicated under "Where You Can Find More Information" beginning on page 107.

Recent Developments

        On April 27, 2005, Willow Grove announced unaudited results for the three- and nine-month periods ended March 31, 2005. For the third quarter in fiscal 2005, Willow Grove reported net income of $1.2 million, or $0.13 diluted earnings per share, compared to $1.5 million, or $0.15 diluted earnings per share, for the quarter ended March 31, 2004. For the nine months ended March 31, 2005, Willow Grove reported net income of $5.0 million, or $0.53 diluted earnings per share, compared to $4.6 million, or $0.46 diluted earnings per share, for the nine months ended March 31, 2004. Willow Grove's results for the quarter ended March 31, 2005 were adversely affected by $930,000 ($632,000 on an after-tax basis) in expense related to the settlement of certain legal proceedings.

INFORMATION ABOUT CHESTER VALLEY

General

        Chester Valley Bancorp Inc. is a Pennsylvania corporation organized in 1989. Chester Valley is the parent holding company of First Financial Bank, a Pennsylvania-chartered commercial bank founded in 1922 as a savings association. Chester Valley also operates a full-service investment advisory and securities brokerage business through its association with Philadelphia Corporation for Investment Services. Effective September 1, 2001, First Financial Bank converted to a Pennsylvania-chartered commercial bank from a Pennsylvania-chartered savings association. As a consequence, Chester Valley became a bank holding company that has also been designated as a financial holding company. As a registered bank holding company, Chester Valley is subject to examination and regulation of the Federal Reserve Board.

        First Financial Bank provides a wide range of banking services to individual and corporate customers through its thirteen full-service branch offices located in Chester County, Pennsylvania. It provides residential real estate, commercial real estate, commercial and consumer lending services, which are primarily funded by retail and business deposits as well as borrowings. Philadelphia Corporation for Investment Services is a registered broker/dealer in all 50 states and the District of Columbia and is also registered as an investment advisor. Philadelphia Corporation for Investment Services provides additional services including self-directed and managed retirement accounts, safekeeping, daily sweep money market funds, portfolio and estate valuations, life insurance and annuities, and margin accounts to individuals and smaller corporate accounts. Its offices are located in Philadelphia and Wayne, Pennsylvania.

        First Financial Bank's customer deposits are insured by the FDIC through the Savings Association Insurance Fund and is subject to examination and comprehensive regulation by the FDIC and the Pennsylvania Department of Banking. First Financial Bank is a member of the FHLB of Pittsburgh and is subject to regulations of the Board of Governors of the Federal Reserve System governing reserves to be maintained against deposits and certain other matters.

        The executive offices of Chester Valley are located at 100 East Lancaster Avenue, Downingtown, Pennsylvania 19335, and its telephone number is (610) 269-9700.

Management and Additional Information

        Certain information relating to executive compensation, benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions and other matters relating to Chester Valley is set forth herein or is incorporated by reference from Chester Valley's annual report on Form 10-K for the year ended June 30, 2004, and its quarterly report on Form 10-Q for the six months ended December 31, 2004, which are incorporated herein by reference. Shareholders desiring additional copies of such document may contact Chester Valley at its address or telephone number indicated under "Where You Can Find More Information" beginning on page 107.

Recent Developments

        On March 1, 2005, First Financial Bank received a subpoena for the production of documents from the Regional Municipal Securities Counsel in the Philadelphia Office of the Securities and Exchange Commission (the "SEC"). The subpoena arises out of a non-public SEC investigation titled "Hummelstown General Authority," which Authority issued non-rated revenue bonds now in default, underwritten by the firm of a former director of Chester Valley and First Financial. The SEC subpoena seeks documents concerning First Financial's involvement with non-rated municipal securities, including those issued to finance the Whitetail Golf Course by the Dauphin County General Authority and the Hummelstown General Authority, through the former director's firm, and related matters. First Financial is working with SEC lawyers to assist the SEC in its investigation. First Financial previously has produced documents to the SEC in response to the SEC's voluntary request for assistance in this matter.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The following Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical Consolidated Statement of Financial Condition of Willow Grove and Chester Valley giving effect to the completion of the merger on December 31, 2004, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet. The following Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended December 31, 2004 and the year ended June 30, 2004 combine the historical Statements of Income of Willow Grove and Chester Valley giving effect to the merger as if the merger had become effective at the beginning of the period presented, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet.

        Although pro forma financial information is not a measurement of performance calculated in accordance with U.S. generally accepted accounting principles, Willow Grove and Chester Valley believe that pro forma financial information is important because it gives effect to the merger as if the merger had become effective at the beginning of the period presented. The manner in which Willow Grove and Chester Valley calculate pro forma financial information may differ from similarly titled measures reported by other companies.

        The unaudited pro forma combined condensed consolidated financial statements included in this document are presented for informational purposes only. This information includes various estimates and may not necessarily be indicative of the financial condition or results of operations that would have occurred if the merger had been completed on the date or at the beginning of the period indicated or which may be obtained in the future. The Unaudited Pro Forma Combined Condensed Balance Sheet and accompanying Notes should be read in conjunction with the historical consolidated financial statements of Willow Grove and Chester Valley included or incorporated by reference in this document. See "Unaudited Comparative Per Share and Selected Financial Data" on page 13, "Where You Can Find More Information" beginning on page 107 and "Cautionary Statement Concerning Forward-Looking Statements" on page 21.

        We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

	Pro Forma Condensed Combined Balance Sheet for December 31, 2004
	Willow Grove	Chester Valley	Pro Forma Adjustments		Pro Forma Combined
	(In thousands)
ASSETS:
Cash in banks	$4,616	$11,339	$—		$15,955
Interest-earning deposits	20,971	7,558	(4,895	)(1)	23,634

Total cash and cash equivalents	25,587	18,897	(4,895)		39,589

Investment securities	380,793	192,862	(198,335	)(1)(2)(8)	375,320
Loans held for sale	1,540	515	—		2,055
Loans receivable, net	561,167	423,596	(1,093	)(3)(8)	983,670
Goodwill and intangible assets	910	3,247	104,391	(4)(8)	108,548
Other assets	23,123	29,998	—		53,121

Total Assets	$993,120	$669,115	$(99,932)		$1,562,303

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits	$615,639	$434,946	$892	(5)(8)	$1,051,477
Borrowed funds	263,240	166,258	(140,000	)(5)(6)(8)	289,498
Trust preferred securities	—	10,310	338	(5)(8)	10,648
Other liabilities	8,287	2,584	958	(8)	11,829

Total liabilities	887,166	614,098	(137,812)		1,363,452

Stockholders' Equity	105,954	55,017	37,880	(7)	198,851

Total Liabilities and Stockholders' Equity	$993,120	$669,115	$(99,932)		$1,562,303

See accompanying notes to the pro-forma financial statements.

WILLOW GROVE BANCORP, INC.
Notes to Pro Forma Condensed Combined Balance Sheet
(Unaudited)

(1)
Willow Grove intends to de-leverage the combined balance sheet by approximately $200 million in order to repay $140 million of FHLB advances and to provide the source of funds for the cash portion of the merger consideration. The total cash component of the acquisition price is calculated below based upon Willow Grove's share price at December 31, 2004:

Shares of Chester Valley common stock outstanding at December 31, 2004	5,150,329
35.24%

Chester Valley shares to be exchanged for cash	1,814,976
Cash payment per share	$27.90

Cash portion of the merger consideration	$50,637,829
Cash to be paid to holders of 343,728 options to purchase Chester Valley common stock (a)	$4,327,536

Total estimated cash payment	$54,965,365

  (a)
  Value calculated by taking the difference between $27.90 and the average exercise price at December 31, 2004 of $15.31. Assumes that 50% of the outstanding options are exercised.

The funds for the cash portion of the acquisition price were assumed to come from the following sources:

Redemption of cash from interest-earning deposits in other institutions	$2,394,365
Redemption of securities	198,041,000
Repayment of FHLB Advances plus penalities	(145,470,000)

$54,965,365

The remaining merger consideration will be in the form of Willow Grove common stock as shown below:

Shares of Chester Valley common stock outstanding at December 31, 2004	5,150,329
64.76%

Chester Valley shares to be exchanged for Willow Grove common stock	3,335,353
Assumed exchange ratio	1.4823

Total shares of Willow Grove common stock assumed to be issued in merger	4,943,994

Fractional shares are not determinable at this point. Cash will be paid in lieu of fractional shares at an assumed rate of $27.90 per full share.

The adjustment to interest-earning deposits is computed as follows:

Sale of investment securities	$198,041,000
Repayment of FHLB Advances, including prepayment penalties	(145,470,000)
Cash component of acquisition	(54,965,365)
Estimated transaction costs	(2,500,000)

$(4,894,365)

(2)
The adjustments to investment securities reflect the adjustment in carrying value of Chester Valley's securities to their estimated fair value, using market quotations and other comparable sources, at December 31, 2004.

(3)
The adjustment of loans receivable, net reflects the write-down of Chester Valley's loan portfolio to its estimated fair value by discounting the portfolio using the estimated remaining lives of the various types of loans and estimated current interest rates as of December 31, 2004.

(4)
The adjustment reflects $93.5 million of goodwill and a $10.9 million core deposit intangible. The calculation of the goodwill adjustment is shown below:
Total shares of Willow Grove common stock assumed to be issued	4,943,994
Market price of Willow Grove common stock used for exchange	$18.79

Market value of shares exchanged	$92,897,647
Total estimated cash payment by Willow Grove	54,965,365
Plus estimated transaction costs associated with acquisition	2,500,000
Less: Chester Valley December 31, 2004 capital	(55,017,000)
Mark to market adjustments and deferred taxes	9,045,000	*

Total goodwill and intangible assets	$104,391,012

  *
  See Footnote 8, below. Represents the net of all purchase accounting adjustments excluding the goodwill and core deposit intangible adjustments.

Total goodwill and intangible assets consist of the following:
Core deposit intangible asset	$10,903,000
Goodwill	93,488,012

Total goodwill and intangible assets	$104,391,012

(5)
The adjustments to deposits, borrowed funds and trust preferred securities reflect the adjustments of such liabilities to their estimated fair value by discounting such liabilities using the estimated remaining lives of the various type of deposits and advances and estimated current interest rates as of December 31, 2004.

(6)
The $140 million adjustment to borrowings reflects the repayment of FHLB advances from proceeds received from the assumed sale of certain investment securities.

(7)
Represents the increase in equity as a result of the shares issued in the merger less Chester Valley's shareholders' equity at December 31, 2004 ($92.9 million less $55.0 million).

(8)
The following table sets forth an estimate of the expected effects of the proposed aggregate purchase accounting adjustments reflected in the pro forma combined financial statements on future pre-tax net income of Willow Grove after the merger.

	Discount accretion (premium amortization) for the year ended June 30,
	2006	2007	2008	2009	2010
	(Unaudited, In Thousands)
Loans	$217	$173	$156	$139	$114
Securities	29	29	29	29	29
Core deposit intangible	(1,677)	(1,537)	(1,398)	(1,258)	(1,118)
Time deposits	669	223	—	—	—
Trust preferred	123	123	92	—	—

Decrease in pre-tax net income	$(639)	$(989)	$(1,121)	$(1,090)	$(975)

Willow Grove has assumed initial purchase accounting adjustments as follows: (a) a core deposit intangible of $10.9 million will be amortized over 12 years utilizing a method that approximates a level yield method; (b) a discount on investment securities of $294,000 will be amortized over 10 years utilizing a method that approximates a level yield method; (c) a loan discount of $1.1 million will be amortized over the individual loan terms utilizing a method that approximates a level yield method; (d) an $892,000 premium on certificate of deposit accounts will be amortized over 16 months utilizing a method that approximates a level yield method: (e) a $338,000 premium on trust-preferred securities will be amortized over 33 months utilizing a method that approximates a level yield method; (f) a deferred tax liability of $958,000 will result; and (g) goodwill of $93.5 million will be created.

The above does not reflect an approximate $5.5 million premium on Federal Home Loan Bank borrowings as these are expected to be repaid upon consummation of the acquisition.

On the effective date of the merger, the interest rates used in the valuation of Chester Valley's assets and liabilities may be different than those at December 31, 2004 (the date on which the preliminary purchase accounting adjustments were determined). This may change the purchase accounting adjustments and their estimated effects on future pre-tax net income. As of December 31, 2004, the purchase accounting adjustments are estimated as follows:

Unaudited Pro Forma
(In Thousands)
Assets:
Loans	$(1,093)
Securities	(294)
Core deposit intangible	10,903
Goodwill	93,488

Subtotal Assets	103,004

Liabilities:
Time deposits	892
FHLB borrowings	5,470
Trust preferred securities	338
Other liabilities	958 *

Subtotal Liabilities	7,658

Net Adjustment	$95,346

  *
  Reflects the deferred tax liability computed on the above-described purchase accounting adjustments (exclusive of goodwill) at a tax rate of 34%.

	Pro Forma Condensed Combined Income Statement for the Six Months Ended December 31, 2004
	Willow Grove	Chester Valley	Pro Forma Adjustment		Pro Forma Combined
	(Dollars in Thousands, Except for per Share Amounts)
Interest Income:
Loans	$16,615	$11,902	$109	(1)	$28,626
Investment securities and interest-bearing deposits	7,413	4,114	(3,835	)(2)	7,692

Total interest income	24,028	16,016	(3,727)		36,318

Interest Expense:
Deposits	4,670	2,653	(335	)(3)	6,989
FHLB borrowings	4,095	2,932	(2,800	)(2)	4,227
Trust preferred	—	114	(61	)(4)	53

Total interest expense	8,765	5,699	(3,196)		11,269

Net interest income	15,263	10,317	(531)		25,049
Provision for loan losses	531	358	—		889

Net interest income after provision for loan losses	14,732	9,959	(531)		24,160
Non-interest income	1,632	4,442	—		6,074
Non-interest expense	10,773	10,141	839	(5)	21,753

Income before income taxes	5,591	4,260	(1,370)		8,481
Income tax expense	1,781	1,133	(480)		2,434

Net Income	$3,810	$3,127	$(890)		$6,047

EARNINGS PER SHARE(6)
Basic	$0.42	$0.61	$—		$0.44

Diluted	$0.40	$0.59	$—		$0.42

WEIGHTED AVERAGE SHARES OUTSTANDING(6)
Basic	8,933,213	5,134,839	—		13,877,207	(7)

Diluted	9,375,546	5,298,117	—		14,548,980	(7)

See accompanying notes to pro-forma financial statements.

	Pro Forma Condensed Combined Income Statement for the Twelve Months Ended June 30, 2004
	Willow Grove	Chester Valley		Pro Forma Adjustment		Pro Forma Combined
	(Dollars in Thousands, Except for per Share Amounts)
Interest Income:
Loans	$29,123	$23,406		$217	(1)	$52,746
Investment securities and interest-bearing deposits	11,505	6,462		(7,671	)(2)	10,296

Total interest income	40,628	29,868		(7,454)		63,042

Interest Expense:
Deposits	9,277	5,300		(669	)(3)	13,908
FHLB borrowings	5,791	4,832		(5,600	)(2)	5,023
Trust preferred subordinated debt	—	479		(123	)(4)	356
Other	6	107		—		113

Total interest expense	15,074	10,718		(6,392)		19,400

Net interest income	25,554	19,150		(1,062)		43,642
Provision for loan losses	426	971		—		1,397

Net interest income after provision for loan losses	25,128	18,179		(1,062)		42,245
Non-interest income	3,983	9,086		—		13,069
Non-interest expense	20,390	18,940		1,677	(5)	41,006

Income before income taxes	8,721	8,325		(2,739)		14,307
Income tax expense	2,610	2,015		(959)		3,666

Net Income	$6,111	$6,310		$(1,776)		$10,641

EARNINGS PER SHARE(6)
Basic	$0.66	$1.24	(6)	$—		$0.76

Diluted	$0.62	$1.20	(6)	$—		$0.72

WEIGHTED AVERAGE SHARES OUTSTANDING(6)
Basic	9,097,015	5,082,744	(6)	—		14,041,009	(7)

Diluted	9,637,766	5,268,083	(6)	—		14,811,200	(7)

See accompanying notes to the pro-forma financial statements.

WILLOW GROVE BANCORP, INC.
Notes to Pro Forma Condensed Combined Income Statements
(Unaudited)

1.
To record current period accretion of the adjustment to fair value of loans acquired from Chester Valley utilizing a method which approximates a level yield method over the individual loan terms.

2.
Represents the current period accretion of discount on investment securities acquired from Chester Valley based on a method which approximates a level yield method over an estimated life of 10 years and the reduction in interest income and interest expense due to the proposed net utilization of approximately $60.0 million of interest-earning assets at an average margin of 3.50% to provide funds for the cash merger consideration.

3.
Represents the amortization of certificate accounts acquired from Chester Valley over an estimated life of 16 months utilizing a method which approximates a level yield method.

4.
Reflects the premium on trust preferred securities acquired from Chester Valley amortized over 33 months utilizing a method which approximates a level yield method.

5.
Represents the amortization expense on the core deposit intangible asset over a 12-year period utilizing a method which approximates a level yield method.

6.
Earnings per share and the weighted average shares outstanding include the effect of the 5% stock dividend paid by Chester Valley in September 2004.

7.
Pro forma combined weighted average outstanding shares equals Willow Grove's weighted average shares of common stock outstanding plus the estimated number of shares of Willow Grove common stock to be issued in the merger to Chester Valley's shareholders as part of the merger consideration. See footnote 1 of the Notes to Pro Forma Condensed Combined Balance Sheet on page 85.

DESCRIPTION OF WILLOW GROVE CAPITAL STOCK

        Set forth below is a summary of the material features of Willow Grove's capital stock. This summary is not a complete discussion of the articles of incorporation and bylaws of Willow Grove that create the rights of the shareholders. You are urged to read carefully the articles and bylaws, copies of which you can obtain from Willow Grove. Please see "Where You Can Find More Information" on page 107 for information on how to obtain copies of those documents.

General

        Willow Grove is authorized to issue 40,000,000 shares of Willow Grove common stock and 5,000,000 shares of preferred stock.

Common Stock

        General.    The capital stock of Willow Grove does not represent or constitute a deposit account and is not insured by the FDIC. Each share of Willow Grove common stock has the same relative rights as, and is identical in all aspects with, each other share of Willow Grove common stock. The Willow Grove common stock is not subject to call for redemption and, upon receipt by Willow Grove of the shares of Chester Valley common stock surrendered in exchange for Willow Grove common stock, each share of Willow Grove stock offered hereby will be fully paid and non-assessable.

        Dividends.    Willow Grove can pay dividends if, as and when declared by its board, subject to compliance with limitations which are imposed by law. The holders of Willow Grove common stock are entitled to receive and share equally in such dividends as may be declared by the board out of funds legally available therefor. If Willow Grove issues preferred stock, the holders of the preferred stock may have a priority over the holders of Willow Grove common stock with respect to dividends.

        Voting Rights.    The holders of Willow Grove common stock possess exclusive voting rights in Willow Grove. They elect Willow Grove's board and act on such other matters as are required to be presented to them under Pennsylvania law or Willow Grove's articles of incorporation or as are otherwise presented to them by the board of directors. Each holder of Willow Grove common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If Willow Grove issues preferred stock, holders of the preferred stock may also possess voting rights.

        Liquidation.    In the event of any liquidation, dissolution or winding up of Willow Grove, the holders of the then-outstanding shares of Willow Grove's common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all assets of Willow Grove available for distribution. If preferred stock is issued, the holders of the preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

        Preemptive Rights.    Holders of Willow Grove common stock do not have preemptive rights with respect to any shares which may be issued in the future. Willow Grove common stock is not subject to redemption.

Preferred Stock

        None of the shares of Willow Grove's authorized preferred stock has been issued. Such stock may be issued with such preferences and designations as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of Willow Grove common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Other Provisions in Willow Grove's Articles of Incorporation and Bylaws and Pennsylvania Law

        Certain provisions of Willow Grove's articles of incorporation and bylaws and Pennsylvania law which deal with matters of corporate governance and rights of shareholders might be deemed to have a potential anti-takeover effect. Provisions in Willow Grove's articles of incorporation and bylaws provide, among other things, that:

  •
  Willow Grove's board of directors shall be divided into classes with one-third of its directors standing for reelection each year;

  •
  special meetings of shareholders may only be called by Willow Grove's board of directors;

  •
  shareholders generally must provide Willow Grove advance notice of stockholder proposals and nominations for director and provide certain specified related information in the proposal;

  •
  any merger or similar transaction be approved by a super-majority vote (75%) of shareholders entitled to vote unless it has previously been approved by at least two-thirds of Willow Grove's directors;

  •
  no person may acquire beneficial ownership of more than 10% of the issued and outstanding shares of any class of Willow Grove's equity securities, unless, among other things, such acquisition shall have been approved in advance by the affirmative vote of 80% of the members of Willow Grove's board of directors then in office. If any shares are acquired in violation of the foregoing restriction, all shares beneficially owned by the person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted or counted as voting shares in connection with any matters submitted to a vote of shareholders and the board of directors of Willow Grove may cause the excess shares to be transferred to an independent trustee for sale on the open market or otherwise; and

  •
  the board of directors shall have the authority to issue shares of authorized but unissued common stock and preferred stock and to establish the terms of any one or more series of preferred stock, including voting rights.

        Provisions of the Pennsylvania Business Corporation Law applicable to Willow Grove provide, among other things, that

  •
  Willow Grove may not engage in a business combination with an "interested shareholder," generally a holder of 20% of a corporation's voting stock, during the five-year period after the interested shareholder became such except under certain specified circumstances;

  •
  holders of common stock may object to a "control transaction" involving Willow Grove, defined generally the acquisition by a person or group of persons acting in concert of at least 20% of the outstanding voting stock of a corporation, and demand that they be paid a cash payment for the "fair value" of their shares from the "controlling person or group;" and

  •
  any "profit," as defined, realized by any person or group who is or was a "controlling person or group" with respect to Willow Grove from the disposition of any of Willow Grove's equity securities to any person shall belong to and be recoverable by Willow Grove when the profit is realized in a specified manner.

        Pennsylvania-chartered corporations may exempt themselves from these anti-takeover provisions. Willow Grove's articles of incorporation do not provide for exemption from the applicability of these provisions. The Pennsylvania Business Corporation Law includes additional anti-takeover provisions from which Willow Grove has elected to exempt itself as provided in its articles of incorporation.

        The provisions noted above may have the effect of discouraging a future takeover attempt which is not approved by Willow Grove's board of directors but which individual shareholders may consider to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, shareholders who might wish to participate in such a transaction may not have an opportunity to do so. The provisions may also render the removal of Willow Grove's board of directors or management more difficult. Furthermore, such provisions could render Willow Grove less attractive to a potential acquiror and/or could result in Willow Grove's shareholders receiving a lesser amount of consideration for their shares of Willow Grove common stock than otherwise could have been available either in the market generally and/or in a takeover.

Transfer Agent

        The transfer agent and registrar for the Willow Grove common stock is Registrar and Transfer Company.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF
WILLOW GROVE AND CHESTER VALLEY

        Willow Grove and Chester Valley are both business corporations incorporated in Pennsylvania under the Pennsylvania Business Corporation Law. Prior to the merger, the rights of Chester Valley shareholders are governed by Pennsylvania corporate law and the articles of incorporation and bylaws of Chester Valley. Upon the completion of the merger, each Chester Valley shareholder who is allocated shares of Willow Grove common stock will become a shareholder of Willow Grove. Accordingly, after the merger, the rights of such shareholders will be governed by the articles of incorporation and bylaws of Willow Grove, in addition to Pennsylvania corporate law. Because both Willow Grove and Chester Valley are Pennsylvania corporations, the differences in the rights of Chester Valley and Willow Grove shareholders generally will consist of differences found in their respective articles of incorporation and bylaws. The following is a comparison of those differences as well as certain important similarities. The summary, however, does not purport to be complete and is qualified in its entirety by reference to Pennsylvania law, which may change from time to time, and the respective articles of incorporation and bylaws of Willow Grove and Chester Valley, which also may be changed.

Special Meetings of Shareholders

        Under Willow Grove's articles of incorporation, special meetings of shareholders may be called only by the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office. Chester Valley's bylaws provide that special meetings may be called at any time by the chairman, president or a majority of the board of directors.

Amendment of Articles of Incorporation and Bylaws

        Under Pennsylvania law, no amendment to a corporation's articles of incorporation may be made unless it is first proposed by the board of directors, or, unless otherwise provided in the articles of incorporation, by petition of shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast thereon.

        Willow Grove's articles of incorporation provide that no amendment may be made to the articles of incorporation unless it is first approved by the Willow Grove board of directors and thereafter is approved by the holders of a majority of the shares of Willow Grove common stock entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, provided, however, any amendment which is inconsistent with Articles VI (directors), VII (meetings of shareholders, actions without a meeting), VIII (liability of directors and officers), IX (restrictions on offers and acquisitions), X (applicability of certain provisions of the Pennsylvania Business Corporation Law), XI (shareholder approval of mergers and other actions) and XII (amendments to the articles of incorporation) must be approved by the affirmative vote of the holders of not less than 75% of the voting power of the shares entitled to vote thereon unless previously approved by the affirmative vote of 80% of Willow Grove's directors then in office.

        The articles of incorporation of Chester Valley provide that in addition to any vote required by law the affirmative vote of the holders of at least two-thirds of the outstanding capital stock of Chester Valley entitled to vote generally in an election of directors, voting together as a single class, is required to amend or repeal the provisions of Article 9 relating to the qualifications, classifications and terms of office of directors and Article 10 relating to amendment of Chester Valley's articles of incorporation.

        Willow Grove's bylaws may be amended by a majority vote of the Willow Grove board of directors or by the affirmative vote of the holders of a majority of the shares of Willow Grove common stock entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, provided, however, that the shareholder vote requirement for any amendment to the bylaws which is inconsistent with Sections 2.10 (shareholder proposals), 3.1 (number of directors and powers), 3.2 (classifications and terms of directors), 3.3 (director vacancies), 3.4 (director removals) and 3.12 (director nominations) and Article VI (indemnification) is the affirmative vote of the holders of not less than 75% of the voting power of the shares entitled to vote thereon.

        Chester Valley's articles of incorporation provide that in addition to any vote required by law, the board of directors of Chester Valley may amend or repeal the bylaws at any time, provided, however that provisions of Chester Valley's bylaws relating to the qualifications, classifications, and terms of office of directors and Article IX (amendments) may be amended or repealed by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Chester Valley common stock entitled to vote generally in an election of directors, considered as one class.

Cumulative Voting

        The respective articles of incorporation of Willow Grove and Chester Valley do not permit shareholders to cumulate their votes for the election of directors.

Shareholder Consent to Corporate Action

        The articles of incorporation of Willow Grove provide that any action permitted to be taken by its shareholders at a meeting may be taken by unanimous written consent of such shareholders. Under applicable provisions of Pennsylvania law, any action permitted to be taken at a meeting of shareholders of Chester Valley may be taken without a meeting by written consent of all the shareholders entitled to vote at the meeting.

Shareholder Nominations and Proposals

        Willow Grove's bylaws provide that all nominations for election to the Willow Grove board of directors, other than those made by the Willow Grove board, be made by a shareholder who has complied with the notice provisions in Willow Grove's bylaws. Written notice of a shareholder nomination must be communicated to the attention of the Secretary of Willow Grove and either delivered to, or mailed and received at, the principal executive offices of Willow Grove not less than 120 days prior to the anniversary date of the initial mailing of proxy materials or a notice of the meeting by Willow Grove of the immediately preceding annual meeting of shareholders of Willow Grove. Each such notice shall set forth the information required by Section 3.12 of Willow Grove's bylaws.

        Willow Grove's bylaws also provide that only such business as shall have been properly brought before an annual meeting of shareholders shall be conducted at the annual meeting. For business to be properly brought before an annual meeting, such business must be brought before the meeting by or at the direction of (a) the Willow Grove board of directors or (b) by a shareholder who has given timely notice thereof in writing to the Secretary of Willow Grove. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive office of Willow Grove not less than 120 days prior to the anniversary date of the initial meeting of proxy materials or a notice of the meeting by Willow Grove of the immediately preceding annual meeting. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting the information required by Section 2.10 of Willow Grove's bylaws. The presiding officer of an annual meeting will determine and declare to the meeting whether the business was properly brought before the meeting in accordance with the provisions of the Willow Grove bylaws, and any such business not properly brought before the annual meeting will not be transacted.

        Chester Valley's bylaws generally provide that nominations by shareholders of candidates for election as directors at a meeting of shareholders of Chester Valley must be made in writing and delivered to or received at the principal executive offices of Chester Valley not less than 30 days prior to the date of the meeting. Each such notice shall set forth information concerning the nominee, the nominating stockholder and other information specified in Section 3.8 of Chester Valley's bylaws.

        Chester Valley's bylaws provide that a proposal by shareholders for submission to a vote of shareholders at an annual meeting must be stated in writing and filed with the Secretary of Chester Valley at least 45 days prior to the date of the mailing the proxy materials for the prior year annual meeting, provided, however, that if the date of the annual meeting changes more than 30 days from the prior year, notice must be so received not later than 45 days before Chester Valley mails its proxy for the current year. Each such notice shall set forth information concerning the proposal, the proposing shareholder and other information specified in Section 2.12 of Chester Valley's bylaws.

Dividends

        Under Pennsylvania law, a corporation is prohibited from making a distribution to shareholders if, after giving effect thereto:

  •
  that corporation would be unable to pay its debts as they become due in the usual course of business; or

  •
  the total assets of that corporation would be less than the sum of its total liabilities plus the amount that would be needed, if that corporation were then dissolved, to satisfy the rights of shareholders having superior preferential rights upon dissolution to the shareholders receiving such distribution. For the purpose of valuing the assets of the corporation, the board of directors may base its determination on one or more of the following: the book value, or the current value, of the corporation's assets and liabilities, unrealized appreciation and depreciation of the corporation's assets and liabilities or any other method that is reasonable in the circumstances.

        Willow Grove's bylaws provide that dividends may be declared by the board and paid, subject to Pennsylvania law.

Removal of Directors

        Under Willow Grove's articles of incorporation, any director may be removed by shareholders only for cause at a duly constituted meeting of shareholders called expressly for such purpose upon an affirmative vote of not less than a majority of the total votes eligible to be cast by shareholders. Cause for removal shall exist only if the director whose removal is proposed has been either declared incompetent by order of a court, convicted of a felony or an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction, or deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of such directors' duties to Willow Grove. Chester Valley's bylaws provide that a director may be removed from office only if such director is judicially determined to be unsound mind or convicted of an offense punishable by imprisonment for a term of more than one year or if such director breached or failed to perform his or her fiduciary duty to Chester Valley and the breach constitutes self-dealing, willful misconduct or recklessness.

        Under Willow Grove's articles of incorporation and Chester Valley's bylaws, vacancies in the respective boards of directors, including vacancies created by newly created directorships resulting from an increase in the number of directors, may be filled by the board, acting by a vote of a majority of the directors then in office, even if less than a quorum, and any director so chosen shall serve for the remainder of the term of the class of directors in which the vacancy occurred and until his successor is elected and qualified.

Limitations of Liability of Directors and Officers and Indemnification

        Willow Grove's articles of incorporation provide that the personal liability of its directors and officers for monetary damages shall be limited to the fullest extent permitted by the Pennsylvania Business Corporation Law as it exists on the effective date of the articles of incorporation or as such law may be thereafter in effect. Section 1713 of the Pennsylvania Business Corporation Law currently provides that directors, but not officers, of corporations that have adopted such a provision will not be so liable, unless:

  •
  the director has breached or failed to perform the duties of his office in accordance with the Pennsylvania Business Corporation Law; and

  •
  the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

        This provision would absolve directors of personal liability for monetary damages for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to Willow Grove and its shareholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

        If Pennsylvania law is amended in the future to provide for greater limitations on the personal liability of directors or to permit corporations to limit the personal liability of officers, the provision in Willow Grove's articles of incorporation limiting the personal liability of directors and officers would automatically incorporate such amendments to the law without further action by shareholders. Similarly, if Pennsylvania law is amended in the future to restrict the ability of a corporation to limit the personal liability of directors, Willow Grove's articles of incorporation would automatically incorporate such restrictions without further action by shareholders.

        The provision limiting the personal liability of Willow Grove's directors does not eliminate or alter the duty of Willow Grove's directors; it merely limits personal liability for monetary damages to the extent permitted by the Pennsylvania Business Corporation Law. Moreover, it applies only to claims against a director arising out of his role as a director; it currently does not apply to claims arising out of his role as an officer, if he is also an officer, or arising out of any other capacity in which he serves because the Pennsylvania Business Corporation Law does not authorize such a limitation of liability. Such limitation also does not apply to the responsibility or liability of a director pursuant to any criminal statute, or the liability of a director for the payment of taxes pursuant to federal, state or local law.

        The provision in Willow Grove's articles of incorporation which limits the personal liability of directors is designed to ensure that the ability of Willow Grove's directors to exercise their best business judgment in managing Willow Grove's affairs is not unreasonably impeded by exposure to the potentially high personal costs or other uncertainties of litigation. The nature of the tasks and responsibilities undertaken by directors of publicly-held corporations often require such persons to make difficult judgments of great importance which can expose such persons to personal liability, but from which they will acquire no personal benefit. In recent years, litigation against publicly-held corporations and their directors and officers challenging good faith business judgments and involving no allegations of personal wrongdoing has become common. Such litigation regularly involves damage claims in huge amounts which bear no relationship to the amount of compensation received by the directors or officers, particularly in the case of directors who are not employees of the corporation. The expense of such litigation, whether it is well-founded or not, can be enormous. The provision of Willow Grove's articles of incorporation relating to director liability is intended to reduce, in appropriate cases, the risk incident to serving as a director and to enable Willow Grove to elect and retain the persons most qualified to serve as directors.

        Willow Grove's bylaws provide that Willow Grove shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, because such person is or was a director, officer, or agent of Willow Grove. Indemnification will be furnished against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred in connection with such threatened, pending or completed action, suit or proceeding. In particular, indemnification will be made against judgments and settlements in derivative suits. Indemnification will be made unless a judgment or other final adjudication establishes that the act or failure to act giving rise to the claim for indemnification constituted willful misconduct or recklessness. The indemnification provisions also require Willow Grove to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding, provided that the indemnified person undertakes to repay Willow Grove if it is ultimately determined that such person was not entitled to indemnification.

        The rights of indemnification provided in Willow Grove's bylaws are not exclusive of any other rights which may be available under any insurance or other agreement, by vote of shareholders or directors or otherwise. In addition, Willow Grove's bylaws authorize Willow Grove to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Willow Grove, whether or not Willow Grove would have the power to provide indemnification to such person. By action of the Willow Grove board, Willow Grove may create and fund a trust fund or fund of any nature, and may enter into agreements with its officers and directors, for securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in Willow Grove's bylaws regarding indemnification.

        Chester Valley's bylaws also contain similar director indemnification provisions.

Provisions Affecting Business Combinations and Control Share Acquisitions

        Pennsylvania law contains certain anti-takeover sections that apply to Pennsylvania corporations relating to (i) control share acquisitions, (ii) the disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested shareholders and (iv) the ability of shareholders to put their stock following a control transaction. Pennsylvania law allows Pennsylvania corporations to opt-out of these anti-takeover sections and Willow Grove has elected to do so with respect to "control share acquisitions," while Chester Valley has not opted out of any of the "anti-takeover" sections.

        Under Pennsylvania law, unless a corporation has opted out of certain statutory provisions, shares of a corporation whose shares are registered under the Securities Exchange Act of 1934 acquired in a "control share acquisition" do not have voting rights unless restored by a resolution approved by a vote of the disinterested shareholders. Under Pennsylvania law a "control share acquisition" means an acquisition by any person of voting power of a corporation that would, when added to all other voting power of such person, entitle such person to cast for the first time, the amount of voting power in any of the following ranges:

  •
  at least 20% but less than 33 1/3%;

  •
  at least 33 1/3% but less than 50%; or

  •
  more than 50%.

        Under Pennsylvania law, the approval of the holders of at least 80% of the outstanding shares of voting stock is required to approve certain business combinations involving an interested shareholder except in cases where the proposed transaction has been approved in advance by the board of directors of the corporation or the purchase of shares by the interested shareholder was approved by the board of directors when the interested shareholder became an interested shareholder. The term "interested shareholder" is defined to include any individual, corporation, partnership or other entity (other than the corporation or its subsidiaries) which owns beneficially or controls, directly or indirectly, 20% or more of the outstanding shares of the voting stock or an affiliate of such person or entity. This provision applies to any "business combination," which is defined to include:

  •
  any merger, consolidation, share exchange or division of the corporation with or into any interested shareholder;

  •
  any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 10% or more of the assets of the corporation or combined assets of the corporation and its subsidiaries to an interested shareholder;

  •
  the issuance or transfer of shares of the corporation or any subsidiary with a market value of 5% or more of the aggregate market value of all of the corporation's outstanding shares;

  •
  the adoption of a plan of liquidation or dissolution by the corporation due to any agreement or understanding with an interested shareholder;

  •
  a reclassification of any securities of the corporation or any of its subsidiaries or recapitalization of the corporation or other transaction which increases the interested shareholder's proportionate ownership of the corporation; or

  •
  any loan, guarantee, advance or other financial assistance by the corporation to the interested shareholder.

Preemptive Rights

        Neither Willow Grove's nor Chester Valley's articles of incorporation provides for preemptive rights for its shareholders.

Willow Grove Proposed Bylaw Amendments

        In order to implement the provisions in the merger agreement providing for the addition of the seven Chester Valley designees to the Willow Grove board of directors at the time the merger is completed, Willow Grove agreed to adopt certain amendments to its bylaws to be effective on completion of the merger and for a period of three years thereafter. The following amendments will be adopted by the Willow Grove board of directors as provided in the merger agreement:

  •
  Number of directors.  The maximum number of Willow Grove's directors will be increased to 17, and shall remain 17 for three years following the merger;

  •
  Classification of the board.  The size of each class of directors following the merger will not change except by resolution approved by a majority of each of the Chester Valley designees and the Willow Grove designees;

  •
  Vacancies.  During the three year period following the merger, if a vacancy is created by death, disability, resignation, removal or retirement of any Willow Grove designee or Chester Valley designee, then the vacancy will only be filled with persons identified by the remaining Willow Grove designees or Chester Valley designees, respectively;

  •
  Nominations.  During the three year period following the merger, the Willow Grove designees and Chester Valley designees will be responsible for identifying potential nominees as successors to any Willow Grove designee or Chester Valley designee, respectively, whose term is ending;

  •
  Proportional representation.  During the three-year period, the Chester Valley designees will have proportional representation, or as close as proportional as possible, on all major committees of the board of directors of Willow Grove; and

  •
  Chairman of the Board.  Rosemary Loring, or her successor, will succeed William Langan as Chairman of the Board.

        Any amendments to these bylaw sections will require the vote of a majority of each of the Willow Grove designees and Chester Valley designees.

ADJOURNMENT OF THE SPECIAL MEETINGS
(Proposal Two)

        In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the Willow Grove special meeting or Chester Valley special meeting, the merger agreement could not be approved unless the meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by each of Willow Grove and Chester Valley at the time of their special meeting to be voted for an adjournment, if necessary, each of Willow Grove and Chester Valley have submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of each of Willow Grove and Chester Valley recommends that shareholders vote "FOR" the adjournment proposal. If it is necessary to adjourn either special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the special meeting is adjourned.

CERTAIN BENEFICIAL OWNERSHIP OF WILLOW GROVE COMMON STOCK

        The following table sets forth as of April 21, 2005, certain information as to the common stock beneficially owned by (i) each person or entity, including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, who or which was known to Willow Grove to be the beneficial owner of more than 5% of the issued and outstanding common stock, (ii) the directors of Willow Grove, (iii) certain executive officers named in the summary compensation table of Willow Grove's last annual proxy statement; and (iv) all directors and executive officers of Willow Grove as a group.

Name of Beneficial Owner or Number of Persons in Group	Amount and Nature of Beneficial Ownership as of April 21, 2005(1)		Percent of Common Stock(2)
Willow Grove Bank 401(k)/Employee Stock Ownership Plan Trust Welsh & Norristown Roads Maple Glen, Pennsylvania 19002	1,163,546	(3)	11.9%
Private Capital Management, L.P. 8889 Pelican Bay Boulevard Naples, Florida 34108	938,290	(4)	9.6
Bank of America Corporation 100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, North Carolina 28255	597,100	(5)	6.1
Directors:
Lewis W. Hull	60,026	(6)(7)	*
Charles F. Kremp, 3rd	109,474	(6)	1.1
William W. Langan	94,479	(6)(8)	1.0
Rosemary C. Loring, Esq.	70,760	(6)(9)	*
Frederick A. Marcell Jr.	232,801	(6)(10)(11)	2.4
A. Brent O'Brien	61,875	(6)(12)	*
Samuel H. Ramsey, III	111,448	(6)(13)	1.1
Thomas J. Sukay	5,000		*
William B. Weihenmayer	83,991	(6)(14)	*
Other Named Executive Officers:
Joseph M. Matisoff	24,824	(6)(15)	*
Christopher E. Bell	99,767	(6)(11)(16)	1.0
John T. Powers	106,607	(6)(11)(17)	1.1
Jerome P. Arrison	40,049	(6)(18)	*
All Directors and Executive Officers as a group (14 persons)	1,107,083	(6)(19)	11.0

*
Represents less than 1% of the outstanding common stock.

(1)
Based upon filings made pursuant to the Securities Exchange Act of 1934 and information furnished by the respective individuals. Under regulations promulgated pursuant to the Securities Exchange Act of 1934, shares of common stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(Footnotes continue on following page)

(2)
Each beneficial owner's percentage ownership is determined by assuming that options held by such person (but not those held by any other person) and that are exercisable within 60 days of the voting record date have been exercised.

(3)
The Willow Grove Bank 401(k)/ESOP trust was established pursuant to the Willow Grove Bank 401(k)/ESOP by an agreement between Willow Grove Bank and Messrs. Marcell, Bell and Powers who act as trustees of the plan. As of December 31, 2004, 469,138 shares held in the trust had been allocated to the accounts of participating employees. Under the terms of the 401(k)/ESOP, the plan trustees vote all allocated shares in accordance with the instructions of the participating employees. Any unallocated shares are generally required to be voted by the plan trustee in the same ratio on any matter as to those shares for which instructions are given by the participant's under the employee stock ownership plan provisions.

(4)
Based on a Schedule 13G/A, dated February 14, 2005, filed by Private Capital Management, L.P. ("PCM"), a registered investment adviser, Bruce S. Sherman and Gregg J. Powers, chief executive officer and president of PCM, respectively, PCM and Messrs. Sherman and Powers exercise in these capacities shared voting power and shared dispositive power with respect to the 938,290 shares of Common Stock held by PCM's clients and managed by PCM.

(5)
The information concerning Bank of America Corporation is based upon an amended statement on Schedule 13G/A filed with the SEC on June 7, 2004 by Bank of America Corporation and certain other reporting persons identified in such Schedule 13G/A. Bank of America Corporation reports that it shares voting power with respect to 579,000 of the shares shown and shares dispositive power with respect to all of the shares shown.

(6)
Includes options to acquire shares of Willow Grove's common stock that are exercisable on April 21, 2005, or 60 days thereafter, under Willow Grove's 1999 and 2002 Stock Option Plans, and shares over which the directors or officers have voting power which have been granted pursuant to the 1999 and 2002 Recognition and Retention Plans and are held in the associated trust, as follows:

Name	Number of Shares Underlying Options	Number of Shares Held in Recognition Plan Trust
Lewis W. Hull	14,916	7,698
Charles F. Kremp, 3rd	21,831	7,698
William W. Langan	44,958	9,000
Rosemary C. Loring, Esq.	26,332	7,698
Frederick A. Marcell Jr.	73,095	24,000
A. Brent O'Brien	33,628	7,698
Samuel H. Ramsey, III	25,420	7,698
Thomas J. Sukay	—	—
William B. Weihenmayer	10,916	7,698
Joseph M. Matisoff	14,000	—
Christopher E. Bell	27,324	16,328
John T. Powers	40,046	12,000
Jerome P. Arrison	18,480	10,215
All Directors and Executive Officers as a group (14 persons)	355,946	117,731
(7)
Includes 32,803 shares held jointly with Mr. Hull's son.

(8)
Includes 24,202 shares held by Mr. Langan's spouse over which Mr. Langan disclaims beneficial ownership.

(9)
Includes 11,500 shares held by Ms. Loring's spouse and 20,100 shares held in Ms. Loring's individual retirement account.

(Footnotes continue on following page)

(10)
Includes 82,209 shares held in Mr. Marcell's accounts in Willow Grove Bank's 401(k)/ESOP, 684 shares held by Mr. Marcell's spouse in her IRA account over which Mr. Marcell disclaims beneficial ownership and 32,858 shares held in the Deferred Compensation Plan, over which Mr. Marcell disclaims beneficial ownership, except to the extent of his personal pecuniary interest therein.

(11)
Excludes shares held in the 401(k)/ESOP other than the 82,209, 20,671 and 26,723 shares allocated to the individual accounts of Messrs. Marcell, Bell and Powers, respectively. Messrs. Marcell, Bell and Powers, as trustees of the 401(k)/ESOP, vote all shares of Willow Grove Bancorp common stock held in the plan trust. The trustees must vote allocated shares in accordance with the instructions of the participating employees. The trustees disclaim beneficial ownership of shares held in the 401(k)/ESOP over which they share voting and dispositive power.

(12)
Includes 2,245 shares held by Mr. O'Brien's spouse.

(13)
Includes 17,415 shares held in a trust for which Mr. Ramsey is a beneficiary and 9,357 shares held in the Deferred Compensation Plan, over which Mr. Ramsey disclaims beneficial ownership, except to the extent of his personal pecuniary interest therein.

(14)
Includes 15,416 shares held by Mr. Weihenmayer's spouse, 5,000 shares held by Mr. Weihenmayer's son over which Mr. Weihenmayer disclaims beneficial ownership and 9,357 shares held in the Deferred Compensation Plan, over which Mr. Weihenmayer disclaims beneficial ownership, except to the extent of his personal primary interest therein.

(15)
Includes 1,000 shares held jointly with Mr. Matisoff's spouse, 1,200 shares held in Mr. Matisoff's individual retirement account, 2,574 shares which have been allocated to Mr. Matisoff's account in the 401(k)/ESOP and 4,050 shares held in the Deferred Compensation Plan, over which Mr. Matisoff disclaims beneficial ownership, except to the extent of his personal pecuniary interest therein. Mr. Matisoff's employment terminated as of February 26, 2005.

(16)
Includes 4,104 shares held jointly with Mr. Bell's spouse, 466 shares held by Mr. Bell's spouse, 20,671 shares held in Mr. Bell's accounts in Willow Grove Bank's 401(k)/ESOP, 6,727 shares in Mr. Bell's individual retirement account and 8,112 shares held in the Deferred Compensation Plan, over which Mr. Bell disclaims beneficial ownership, except to the extent of his personal pecuniary interest therein.

(17)
Includes 27,501 shares held jointly with Mr. Powers' spouse, 337 shares held by Mr. Powers' children and 26,723 shares held in Mr. Powers' accounts in Willow Grove Bank's 401(k)/ESOP.

(18)
Includes 6,316 shares held in Mr. Arrison's accounts in Willow Grove Bank's 401(k)/ESOP.

(19)
The amount of common stock beneficially owned by all directors and executive officers as a group does not include the unallocated shares held in the ESOP trust.

CERTAIN BENEFICIAL OWNERSHIP OF CHESTER VALLEY COMMON STOCK

        The following table sets forth information as to the Chester Valley common stock beneficially owned as of April 21, 2005, by (i) the only persons or entities, including any "group" as that term is used in Section 13(d)(3) of the Exchange Act, who or which was known to Chester Valley to be the beneficial owner of more than 5% of the issued and outstanding common stock, (ii) each director of Chester Valley, (iii) certain executive officers named in the summary compensation table of Chester Valley's last annual proxy statement, and (iv) all directors and executive officers of Chester Valley as a group.

Name of Beneficial Owner or Number of Persons in Group	Amount and Nature of Beneficial Ownership as of April 21, 2005(1)		Percent of Common Stock(2)
Chester Valley Bancorp Inc. Employee Stock Ownership Plan Trust 100 E. Lancaster Avenue Downingtown, PA 19335	332,081	(3)	6.44%
Directors:
Edward T. Borer	43,729	(4)	*
James J. Clarke, Phd	2,100	(4)	*
Donna M. Coughey	99,778	(4)(5)	1.94
John J. Cunningham, III, Esquire	39,386	(4)	*
Gerard F. Griesser	58,766	(4)(6)	1.14
James E. McErlane, Esquire	371,374	(4)(7)	7.20
Emory S. Todd, Jr., CPA	55,277	(4)	1.07
Madeleine Wing Adler, Phd.	3,858	(4)	*
William M. Wright	53,531	(4)	1.04
Other Named Executive Officers:
G. Richard Bertolet	29,163	(4)	*
Joseph T. Crowley	2,807	(4)	*
Matthew D. Kelly	34,728	(4)	*
Colin N. Maropis	64,521	(4)(8)	1.25%
Directors and Executive Officers as a group (13 persons)	859,018	(4)(9)	16.66%

*
Represents less than 1% of the outstanding common stock.

(1)
Based upon filings made pursuant to the Securities Exchange Act of 1934 and information furnished by the respective individuals. Under regulations promulgated pursuant to the Securities Exchange Act of 1934, shares of common stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2)
Each beneficial owner's percentage ownership is determined by assuming that options held by such person (but not those held by any other person) and that are exercisable within 60 days of the voting record date have been exercised.

(Footnotes continue on following page)

(3)
As of December 31, 2004, the ESOP held 332,081 shares of Chester Valley's common stock, all of which were allocated to participants' accounts. Under the terms of the ESOP and the related trust agreement, the trustee of the ESOP, Bank of New York, has voting power over shares if they have not been allocated to participants' accounts as of the record date for determining shareholders entitled to vote, and the trustee has the authority to dispose of allocated and unallocated shares only pursuant to the directions of participants with respect to a response to a tender or exchange offer. Shares, which are allocated to participants' accounts are voted by the trustee in accordance with instructions from the participants. The trustee is empowered to vote any unallocated shares, as well as any shares for which instructions from participants are not received in a timely manner, at its sole discretion. The ESOP Committee which administers the ESOP is composed of three individuals appointed by Chester Valley's Board of Directors and has dispositive power with respect to all shares, except with respect to a response to a tender or exchange offer. Donna M. Coughey, a Director and President and Chief Executive Officer of Chester Valley; William M. Wright, a Director of Chester Valley; and James E. McErlane, a Director and Chairman of the Board of Chester Valley, serve as members of the ESOP Committee. The individual members of the ESOP Committee disclaim beneficial ownership of the shares held by the ESOP.

(4)
Includes options to acquire shares of Chester Valley's common stock that are exercisable on April 21, 2005, or 60 days thereafter, as follows:

Name	Number of Shares Underlyings Options
Edward T. Borer	19,016
James J. Clarke, Phd	1,050
Donna M. Coughey	96,828
John J. Cunningham, III, Esquire	25,347
Gerard F. Griesser	22,916
James E. McErlane, Esquire	25,347
Emory S. Todd, Jr., CPA	25,347
Madeleine Wing Adler, Phd.	3,858
William M. Wright	25,347
G. Richard Bertolet	29,163
Joseph T. Crowley	2,152
Matthew D. Kelly	34,728
Colin N. Maropis	30,751
(5)
Includes 1,215 shares held by Ms. Coughey's spouse.

(6)
Includes 260 shares held by Mr. Griesser's spouse.

(7)
Includes 149,621 shares held in a trust of which Mr. McErlane is a co-trustee with shared voting and investment power; 110,989 shares held by Mr. McErlane and his spouse as tenants by the entireties with right of survivorship; 80,809 shares held in the Lamb, Windle & McErlane Pension Fund for the benefit of Mr. McErlane.

(8)
Includes 27,989 shares held in Mr. Maropis's ESOP account.

(9)
Includes options to acquire 341,850 shares of common stock that are presently exercisable, or exercisable within 60 days of February 15, 2005, and 27,989 shares allocated to executive officers' accounts in the ESOP. Excludes all other shares in the ESOP with respect to which three directors, in their capacity as Plan Administrators, have dispositive power and do not have voting power.

LEGAL MATTERS

        The validity of the shares of Willow Grove common stock which will be issued in the merger will be passed upon for Willow Grove by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. In addition, Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., and Cozen O'Connor, Philadelphia, Pennsylvania will opine upon the tax consequences of the merger. John T. Cunningham, III, a member of Chester Valley's board of directors, is a member of Cozen O'Connor. Mr. Cunningham owns 14,039 shares of Chester Valley common stock and options to purchase 25,347 shares of Chester Valley common stock.

EXPERTS

        The consolidated financial statements of Willow Grove incorporated by reference in Willow Grove's Annual Report on Form 10-K for the years ended June 30, 2004 and 2003, and for each of the years in the three-year period ended June 30, 2004, have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Chester Valley incorporated by reference in Chester Valley's Annual Report on Form 10-K for the years ended June 30, 2004 and 2003, and for each of the years in the three-year period ended June 30, 2004, have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROPOSALS FOR THE 2005 ANNUAL MEETING OF WILLOW GROVE

        Any proposal which a stockholder wishes to have included in the proxy materials of Willow Grove relating to the next annual meeting of shareholders of Willow Grove, which is scheduled to be held in November 2005, must be received at the principal executive offices of Willow Grove Bancorp, Inc. Welsh & Norristown Roads, Maple Glen, Pennsylvania 19002, Attention: Corporate Secretary, no later than June 10, 2005. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, it will be included in the proxy statement and set forth on the form of proxy issued for such annual meeting of shareholders. It is urged that any such proposals be sent certified mail, return receipt requested.

        Stockholder proposals which are not submitted for inclusion in Willow Grove's proxy materials pursuant to Rule 14a-8 may be brought before an annual meeting pursuant to Section 2.10 of Willow Grove's Bylaws. Notice of the proposal must be given in writing and delivered to, or mailed and received at, Willow Grove's principal executive offices by June 10, 2005. The notice must include the information required by Section 2.10 of Willow Grove's Bylaws.

PROPOSALS FOR THE 2005 ANNUAL MEETING OF CHESTER VALLEY

        In order to be eligible for inclusion in the Chester Valley's proxy materials for the next annual meeting of shareholders scheduled to be held in October 2005, any shareholder proposal must be submitted in writing and received at Chester Valley's executive office at 100 East Lancaster Avenue, Downingtown, Pennsylvania 19335 by the close of business on May 20, 2005. In order to be considered for presentation at the next annual meeting, although not included in the proxy statement, any shareholder proposal must be received in writing at Chester Valley's executive office at the foregoing address on or before the close of business on July 31, 2005 (unless the 2005 annual meeting is not held on a date between September 25, 2005 and November 24, 2005, in which case the shareholder proposal must be received at least 45 days prior to the actual mailing date of the proxy materials for the 2005 annual meeting).

        All shareholder proposals for inclusion in the Chester Valley's proxy materials will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934. All shareholder proposals, whether or not to be included in Chester Valley's proxy materials, must also comply with the requirements contained in the Company's Bylaws. A copy of the current Bylaws may be obtained from the Secretary of Chester Valley at the above address.

        Chester Valley currently does not anticipate holding an annual meeting of shareholders in 2005 in view of the proposed merger.

OTHER MATTERS

        As of the date of this document, the boards of directors of Willow Grove and Chester Valley do not know of any matter that will be presented for consideration at the special meetings other than as described in this document.

WHERE YOU CAN FIND MORE INFORMATION

        Each of Willow Grove and Chester Valley files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information filed by Willow Grove and Chester Valley at the Commission's public reference room in Washington, D.C., which is located at the following address: Public Reference Room, Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

        You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Commission's public reference rooms. Willow Grove's and Chester Valley's Commission filings are also available to the public from document retrieval services and at the Commission's Internet website (http://www.sec.gov).

        Willow Grove's reports and other information filed with the SEC are also available at Willow Grove's internet web site. The address of the web site is http://www.willowgrovebank.com. Reports and other information filed by Chester Valley with the SEC are also available at Chester Valley's internet web site. The address of Chester Valley's web site is http://www.ffbonline.com. We have included the web addresses of the SEC, Willow Grove and Chester Valley as active textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

        Willow Grove has filed with the Commission a registration statement on Form S-4 under the Securities Act and the rules and regulations thereunder. This document is a part of that registration statement. As permitted by the Commission's rules, this document does not contain all of the information you can find in the registration statement. The registration statement is available for inspection and copying as set forth above.

        The Commission allows Willow Grove and Chester Valley to "incorporate by reference" into this document, which means that Willow Grove and Chester Valley can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this document, except for any information superseded by information contained in later filed documents incorporated by reference in this document. Each of Willow Grove and Chester Valley incorporates by reference the respective documents filed by it with the Commission listed below and, in the case of Willow Grove only, any future filings made by it with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the special meetings.

Willow Grove SEC Filings (File No. 000-49706)	Period/Date
Annual Report on Form 10-K	Year ended June 30, 2004
Quarterly Reports on Form 10-Q	Three months ended September 30, 2004 and December 31, 2004
Current Reports on Form 8-K
Filed on August 18, 2004, January 20, 2005, January 26, 2005, February 1, 2005, March 3, 2005 and March 9, 2005 (in each case other than those portions furnished under Item 9, Item 12, Item 2.02 or Item 7.01 of Form 8-K)
Chester Valley SEC Filings (File No. 000-18833)	Period/Date
Annual Report on Form 10-K	Year ended June 30, 2004
Quarterly Reports on Form 10-Q	Three Months ended September 30, 2004 and December 31, 2004
Current Reports on Form 8-K
Filed on November 30, 2004, January 20, 2005, January 26, 2005, February 1, 2005, February 28, 2005, March 10, 2005, March 16, 2005 and March 18, 2005 (in each case other than those portions furnished under Item 9, Item 12, Item 2.02 or Item 7.01 of Form 8-K).

        You may request a copy of documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning the appropriate company at the following addresses:

Willow Grove Bancorp, Inc.	Chester Valley Bancorp Inc.
Welsh & Norristown Roads	100 East Lancaster Avenue
Maple Glen, Pennsylvania 19002	Downingtown, Pennsylvania 19335
Attention: Christopher E. Bell	Attention: Joseph T. Crowley
(215) 646-5405	(610) 269-9700

        To obtain timely delivery, you should request desired information no later than five business days prior to the date of the special meetings, or by June 7, 2005.

        You should rely only on the information contained or incorporated by reference in this document. Neither Willow Grove nor Chester Valley has authorized anyone else to provide you with information that is different from that which is contained in this document. Moreover, neither Willow Grove nor Chester Valley is making an offer to sell or soliciting an offer to buy any securities other than the Willow Grove common stock to be issued by Willow Grove in the merger, and neither Willow Grove nor Chester Valley is making an offer of such securities in any state where the offer is not permitted. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies. The information contained in this document with respect to Willow Grove was provided by Willow Grove and the information contained in this document with respect to Chester Valley was provided by Chester Valley.

ANNEX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF JANUARY 20, 2005

BETWEEN

WILLOW GROVE BANCORP, INC.

AND

CHESTER VALLEY BANCORP INC.

(Without Exhibits)

TABLE OF CONTENTS

ARTICLE I

CERTAIN DEFINITIONS

6.12.	Current Information	A-55
6.13.	Affiliates	A-55
6.14.	Stock Listing	A-55
6.15.	Certain Policies	A-55
6.16.	Section 16 Matters	A-55
6.17	Certain Other Agreements	A-56
ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER
7.01.	Conditions to Each Party's Obligation to Effect the Merger	A-57
7.02.	Conditions to Obligation of the Company	A-58
7.03.	Conditions to Obligation of Parent	A-59
7.04.	Frustration of Closing Conditions	A-59
ARTICLE VIII TERMINATION
8.01.	Termination	A-59
8.02.	Effect of Termination and Abandonment	A-62
ARTICLE IX MISCELLANEOUS
9.01.	Survival	A-63
9.02.	Standard	A-63
9.03.	Waiver; Amendment	A-63
9.04.	Counterparts	A-64
9.05.	Governing Law	A-64
9.06.	Expenses	A-64
9.07.	Notices	A-64
9.08.	Entire Understanding; No Third Party Beneficiaries	A-65
9.09.	Severability	A-65
9.10.	Enforcement of the Agreement	A-65
9.11.	Interpretation	A-65
9.12.	Assignment	A-65
9.13.	Alternative Structure	A-66

        AGREEMENT AND PLAN OF MERGER, dated as of January 20, 2005 (the "Agreement"), between Willow Grove Bancorp, Inc. ("Parent"), a Pennsylvania corporation, and Chester Valley Bancorp Inc. (the "Company"), a Pennsylvania corporation.

RECITALS

                WHEREAS, the Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and shareholders to consummate the business combination transaction provided for herein, in which the Company will, subject to the terms and conditions set forth herein, merge with and into Parent (the "Merger"); and

                WHEREAS, as a material inducement to Parent to enter into this Agreement, and simultaneously with the execution of this Agreement, each director of the Company is entering into an agreement (the "Company Shareholder Agreement"), in the form of Exhibit A hereto, pursuant to which such persons have agreed, among other things, to vote their shares of Company Common Stock (as defined herein) in favor of this Agreement, and, as a material inducement to the Company to enter into this Agreement, and simultaneously with the execution of this Agreement, each director of Parent is entering into an Agreement (the "Parent Shareholder Agreement"), in the form of Exhibit B hereto, pursuant to which such persons have agreed, among other things, to vote their shares of Parent Common Stock (as defined herein) in favor of this Agreement (the Company Shareholder Agreement and Parent Shareholder Agreement are referred to collectively as the "Shareholder Agreements"); and

                WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions provided for herein and also to prescribe certain conditions to the consummation of such transactions;

                NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

        1.01.    Certain Definitions.    The following terms are used in this Agreement with the meanings set forth below:

          "Acquisition Proposal" means any proposal or offer by any Person or group of Persons with respect to any of the following: (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation or dissolution or other similar transaction involving the Company or any Subsidiary of the Company whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the Company; (ii) any sale, lease, exchange, mortgage, pledge (except in the ordinary course of business consistent with past practice), transfer or other disposition of assets (including for this purpose the outstanding capital stock of any Subsidiary of the Company and the capital stock of any entity surviving any merger or business combination involving any Subsidiary of the Company) and/or liabilities that constitute 10% or more of the assets of the Company and its Subsidiaries taken as a whole in a single transaction or series of transactions; (iii) any purchase or other acquisition of or tender offer or exchange offer that if consummated would result in such Person(s) beneficially owning 25% or more of the outstanding shares of the common stock of the Company or any Subsidiary of the Company whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the Company; or (iv) any public announcement by any Person (which shall include any regulatory application or notice, whether in draft or final form) of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, in each case other than (x) the transactions contemplated by this Agreement and (y) any transaction referred to in clause (i) or (ii) involving only the Company and one or more of its Subsidiaries, or involving two or more of its Subsidiaries, provided that any such transaction is not entered into in violation of the terms of this Agreement.

          "Aggregate Cash Consideration" has the meaning set forth in Section 3.03(a).

          "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.03.

          "Articles of Merger" has the meaning set forth in Section 2.02(a).

          "Average Share Price" means the average of the per share closing sale prices of the Parent Common Stock on Nasdaq (as reported by an authoritative source) for the ten trading-day period ending on (and including) the Determination Date, rounded to the nearest whole cent.

          "Bank Merger" means the merger of the Company Bank (as defined herein) with and into Parent Bank (as defined herein) as set forth in Section 6.10.

          "Bank Merger Agreement" has the meaning set forth in Section 6.10.

          "Bank Secrecy Act" means the Bank Secrecy Act of 1970, as amended.

          "BHC Act" means the Bank Holding Company Act of 1956, as amended.

          "Business Day" means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Pennsylvania are authorized or obligated to close.

          "Cancelled Option Holder" has the meaning set forth in Section 3.05(a)(i).

          "Capital Change" has the meaning set forth in Section 3.01(b).

          "Cash Consideration" has the meaning set forth in Section 3.01(a).

          "Cash Election" and "Cash Election Shares" have the meaning set forth in Section 3.02(a).

          "Certificate" means any certificate which immediately prior to the Effective Time represented shares of Company Common Stock.

          "Change in Recommendation" has the meaning set forth in Section 6.02.

          "Closing" and "Closing Date" have the meanings set forth in Section 2.02(b).

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Community Reinvestment Act" means the Community Reinvestment Act of 1977, as amended.

          "Company" has the meaning set forth in the preamble to this Agreement.

          "Company Affiliate" has the meaning set forth in Section 6.13.

          "Company Articles" means the restated Articles of Incorporation of the Company.

          "Company Bank" means First Financial Bank, a Pennsylvania-chartered bank and trust company and wholly owned subsidiary of the Company.

          "Company Benefit Plans" has the meaning set forth in Section 5.01(p)(i).

          "Company Board" means the Board of Directors of the Company.

          "Company Bylaws" means the Bylaws of the Company, as amended, as of the date hereof.

          "Company Common Stock" means the common stock, $1.00 par value per share, of the Company.

          "Company Designees" has the meaning set forth in Section 6.17(b).

          "Company Disclosure Schedule" has the meaning set forth at the beginning of Section 5.01.

          "Company ERISA Affiliate" has the meaning set forth in Section 5.01(p)(iv).

          "Company ERISA Affiliate Plan" has the meaning set forth in Section 5.01(p)(v).

          "Company ESOP" means the Employee Stock Ownership Plan maintained by the Company Bank.

          "Company Financial Advisor" means Boenning & Scattergood, Inc.

          "Company Insiders" has the meaning set forth in Section 6.16.

          "Company Insurance Policies" has the meaning set forth in Section 5.01(z)(i).

          "Company Intellectual Property" has the meaning set forth in Section 5.01(x).

          "Company Investment Securities" has the meaning set forth in Section 5.01(t).

          "Company Leases" has the meaning set forth in Section 5.01(w)(ii).

          "Company Loan Property" has the meaning set forth in Section 5.01(r).

          "Company Loans" has the meaning set forth in Section 5.01(v)(i).

          "Company Options" means the options to acquire Company Common Stock issued under the Company Stock Plans.

          "Company Pension Plan" has the meaning set forth in Section 5.01(p)(ii).

          "Company Preferred Stock" means the preferred stock, $1.00 par value per share, of the Company.

          "Company SEC Reports" has the meaning set forth in Section 5.01(j).

          "Company Stock" means the Company Common Stock and the Company Preferred Stock.

          "Company Stock Plans" means the Company's 1993 Stock Option Plan, as amended, and the Company's 1997 Stock Option Plan, as amended.

          "Company Termination Fee" has the meaning set forth in Section 8.02(b).

          "Confidentiality Agreement" has the meaning set forth in Section 6.06(b).

          "Continuing Option Holder" has the meaning set forth in Section 3.05(a)(ii).

          "Contract" shall mean any written or oral agreement, arrangement, commitment, contract, indenture, instrument, lease, understanding or undertaking of any kind or character to which a Person is a Party that is binding on any Person or its capital stock, assets or business.

          "Department" means the Pennsylvania Department of Banking.

          "Derivative Transaction" means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophic events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

          "Determination Date" means the date on which the last required approval of a Governmental Authority is obtained with respect to the Transactions, all statutory waiting periods in respect thereof have expired and all other conditions to the consummation of the Merger specified in Article VII hereof (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing) have been satisfied or waived.

          "Effective Date" has the meaning set forth in Section 2.02(a).

          "Effective Time" has the meaning set forth in Section 2.02(a).

          "Election Deadline" has the meaning set forth in Section 3.02(b).

          "Election Form" has the meaning set forth in Section 3.02(a).

          "Election Form Record Date" has the meaning set forth in Section 3.02(a).

          "Environmental Laws" means any federal, state or local law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to (i) the protection or restoration of the environment, health, safety, or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (iii) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance.

          "Equal Credit Opportunity Act" means the Equal Credit Opportunity Act, as amended.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

          "Exchange Agent" has the meaning set forth in Section 3.02(a).

          "Exchange Fund" has the meaning set forth in Section 3.03(a).

          "Exchange Ratio" has the meaning set forth in Section 3.01(a).

          "Fair Housing Act" means the Fair Housing Act, as amended.

          "FDIC" means the Federal Deposit Insurance Corporation.

          "Federal Reserve Act" means the Federal Reserve Act, as amended.

          "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

          "GAAP" means accounting principles generally accepted in the United States of America.

          "Governmental Authority" means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality and any SRO.

          "Hazardous Substance" means any substance that is (i) listed, classified or regulated pursuant to any Environmental Law, (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (iii) any other substance which is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

          "HSR Act" means Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Indemnified Party" and "Indemnifying Party" have the meanings set forth in Section 6.08(a).

          "Index Ratio" has the meaning set forth in Section 8.01(i).

          "Insurance Amount" has the meaning set forth in Section 6.08(c).

          "Intellectual Property" means all patents, trademarks, trade names, service marks, domain names, database rights, copyrights and any applications therefore, mask works, technology, know-how, trade secrets, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.

          "IRS" means the Internal Revenue Service.

          "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known, or reasonably should have been known in the course of the performance of their duties to the Company or Parent, as applicable, by the executive officers and directors of the Company or Parent, as applicable, and includes any facts, matters or circumstances set forth in any written notice from any Governmental Authority received by that Person.

          "Lien" means any lien, claim, charge, mortgage, pledge, security interest, restriction or encumbrance.

          "Loans" means any loan, loan agreement, note or borrowing arrangement, including, without limitation, leases (other than operating leases), credit enhancements, commitments, guarantees and similar interest-bearing assets.

          "Mailing Date" has the meaning set forth in Section 3.02(a).

          "Material Adverse Effect" means with respect to a Party (a) any effect that is material and adverse to the financial position, results of operations or business of the Party and its Subsidiaries taken as a whole, or which would materially impair the ability of the Party to perform its material obligations under this Agreement or the ability of the Party or its banking subsidiary to consummate the transactions contemplated hereby on a timely basis; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities, (ii) changes in GAAP or regulatory accounting requirements applicable to banks, savings banks, savings and loan holding companies or bank holding companies generally, (iii) changes in general economic conditions (including prevailing interest rates, currency exchange rates or other economic or monetary conditions) affecting banks, savings banks, savings and loan holding companies or bank holding companies generally, (iv) any modifications or changes to valuation policies and practices in connection with the transactions contemplated hereby or restructuring charges taken in connection with such transactions, in each case in accordance with GAAP, (v) reasonable expenses incurred in connection with the transactions contemplated hereby, (vi) with respect to a Party, the effects of any action or omission taken with the prior consent of the other Party or required to be taken hereunder and (vii) public disclosure of the execution and delivery of this Agreement by the Parties.

          "Merger" has the meaning ascribed thereto in the recitals to this Agreement.

          "Merger Consideration" has the meaning set forth in Section 3.01(a)(iii).

          "Mixed Election" has the meaning set forth in Section 3.02(a).

          "Nasdaq" means The Nasdaq National Stock Market.

          "Nasdaq Bank Average Index" means the average closing values of the Nasdaq Bank Index for the ten trading-day period ending on (and including) the Determination Date.

          "Nasdaq Bank Starting Index" means $3,223.90, the closing value of the Nasdaq Bank Index on December 3, 2004.

          "National Labor Relations Act" means the National Labor Relations Act, as amended.

          "Non-Election" and "Non-Election Shares" have the meanings set forth in Section 3.02(a).

          "OREO" means property owned and considered other real estate owned by Parent or the Company or any of their respective Subsidiaries.

          "OTS" means the Office of Thrift Supervision.

          "Parent" has the meaning set forth in the preamble to this Agreement.

          "Parent Acquisition Proposal" means any proposal or offer by any Person or group of Persons with respect to any of the following: (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation or dissolution or other similar transaction involving Parent or any Subsidiary of Parent whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of Parent; (ii) any sale, lease, exchange, mortgage, pledge (except in the ordinary course of business consistent with past practice), transfer or other disposition of assets (including for this purpose the outstanding capital stock of any Subsidiary of Parent and the capital stock of any entity surviving any merger or business combination involving any Subsidiary of Parent) and/or liabilities that constitute 10% or more of the assets of Parent and its Subsidiaries taken as a whole in a single transaction or series of transactions; (iii) any purchase or other acquisition of or tender offer or exchange offer that if consummated would result in such Person(s) beneficially owning 25% or more of the outstanding shares of the common stock of Parent or any Subsidiary of Parent whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of Parent; or (iv) any public announcement by any Person (which shall include any regulatory application or notice, whether in draft or final form) of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, in each case other than (x) the transactions contemplated by this Agreement and (y) any transaction referred to in clause (i) or (ii) involving only Parent and one or more of its Subsidiaries, or involving two or more of its Subsidiaries, provided that any such transaction is not entered into in violation of the terms of this Agreement.

          "Parent Articles" means the Articles of Incorporation of Parent.

          "Parent Bank" means Willow Grove Bank, a Federally-chartered savings bank and wholly owned subsidiary of Parent.

          "Parent Benefit Plans" has the meaning set forth in Section 5.02(p)(i).

          "Parent Board" means the Board of Directors of Parent.

          "Parent Bylaws" means the Amended and Restated Bylaws of Parent.

          "Parent Common Stock" means the common stock, par value $0.01 per share, of Parent.

          "Parent Designees" has the meaning set forth in Section 6.17(b).

          "Parent Disclosure Schedule" has the meaning set forth at the beginning of Section 5.02.

          "Parent ERISA Affiliate" has the meaning set forth in Section 5.02(p)(iv).

          "Parent ERISA Affiliate Plan" has the meaning set forth in Section 5.02(p)(v).

          "Parent Financial Advisor" means The Blackstone Group L.P.

          "Parent Insurance Policies" has the meaning set forth in Section 5.02(y).

          "Parent Intellectual Property" has the meaning set forth in Section 5.02(w).

          "Parent Investment Securities" has the meaning set forth in Section 5.02(t).

          "Parent Leases" has the meaning set forth in Section 5.02(v).

          "Parent Loans" has the meaning set forth in Section 5.02(u).

          "Parent Loan Property" has the meaning set forth in Section 5.02(r).

          "Parent Pension Plan" has the meaning set forth in Section 5.02(p)(ii).

          "Parent Preferred Stock" means the preferred stock, par value $0.01 per share, of Parent.

          "Parent Ratio" has the meaning set forth in Section 8.01(i).

          "Parent SEC Reports" has the meaning set forth in Section 5.02(j).

          "Parent Stock Plans" means Parent's 1999 Stock Option Plan, 1999 Recognition and Retention Plan and Trust Agreement, 2002 Stock Option Plan and 2002 Recognition and Retention Plan and Trust Agreement.

          "Party" means either the Company or Parent, and "Parties" shall mean both the Company and Parent.

          "PBCL" means the Pennsylvania Business Corporation Law, as amended.

          "PBGC" means the Pension Benefit Guaranty Corporation.

          "PCIS" means Philadelphia Corporation for Investment Services, a Pennsylvania corporation, which is a registered securities broker/dealer and a registered investment adviser which is a wholly owned subsidiary of the Company.

          "Pennsylvania Act" means the Pennsylvania Banking Code of 1965, as amended.

          "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.

          "Proxy Statement/Prospectus" has the meaning set forth in Section 6.03(a).

          "Registration Statement" has the meaning set forth in Section 6.03(a).

          "Representative" has the meaning set forth in Section 3.02(a).

          "Requisite Regulatory Approvals" has the meaning set forth in Section 7.01(b).

          "Rights" means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests or which provide payments or benefits measured by the value of its capital stock.

          "SEC" means the Securities and Exchange Commission.

          "Section 16 Information" has the meaning set forth in Section 6.16.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

          "Shareholder Agreements" has the meaning ascribed to such term in the recitals to this Agreement.

          "Shortfall Number" has the meaning set forth in Section 3.02(d).

          "Significant Subsidiary" has the meaning ascribed to such term in Rule 1-02 of Regulation S-X of the SEC.

          "SRO" means any self-regulatory organization as defined in Section 3(a)(26) of the Exchange Act.

          "Starting Price" means $19.45, the closing price of a share of Parent Common Stock on December 3, 2004.

          "Stock Consideration" has the meaning set forth in Section 3.01(a).

          "Stock Conversion Number" has the meaning set forth in Section 3.02(a).

          "Stock Election" and "Stock Election Shares" have the meanings set forth in Section 3.02(a).

          "Stock Election Number" has the meaning set forth in Section 3.02(a).

          "Subsidiary" means, with respect to any Party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Party.

          "Superior Proposal" means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of the Company Common Stock then outstanding or all or substantially all of the assets of the Company and otherwise (i) on terms which the Company Board determines in good faith, after consultation with its financial advisor(s), to be more favorable from a financial point of view to the Company's shareholders than the Merger, (ii) that constitutes a transaction that, in the good faith judgment of the Company Board, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal, and (iii) for which financing, to the extent required, is then committed or which, in the good faith judgment of the Company Board based on written advice, with only customary qualifications, from a reputable and qualified investment banking firm serving as financial advisor to the Company, is highly likely to be obtained by such third party.

          "Surviving Bank" has the meaning set forth in Section 6.10.

          "Surviving Corporation" has the meaning set forth in Section 2.01(a).

          "Tax" and "Taxes" mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

          "Tax Returns" means any return, declaration or other report (including elections, declarations, schedules, estimates and information returns) including amended versions of any of the foregoing relating to or required to be filed in connection with any Taxes required to be filed with the IRS or any other taxing authority.

          "Transferred Employees" has the meaning set forth in Section 6.09(a).

          "Transactions" means the Merger, the Bank Merger and any other transaction contemplated by this Agreement.

          "Treasury Stock" means shares of Company Stock held by the Company or by Parent, in each case other than in a fiduciary (including custodial or agency) capacity or as a result of debts previously contracted in good faith.

          "Unfunded Pension Liability" has the meaning set forth in Section 5.01(p)(viii).

ARTICLE II

THE MERGER

        2.01.    The Merger.

        (a)    The Merger.    Subject to the terms and conditions of this Agreement, at the Effective Time, the Company shall merge with and into Parent in accordance with Section 1921 of the PBCL, the separate corporate existence of the Company shall cease and Parent shall survive and continue to exist as a corporation incorporated under the PBCL (Parent, as the surviving corporation in the Merger, sometimes being referred to herein as the "Surviving Corporation").

        (b)    Name.    The name of the Surviving Corporation shall be "Willow Grove Bancorp, Inc." or such other name as the Parties may mutually agree upon pursuant to Section 6.17(e).

        (c)    Articles and Bylaws.    Parent Articles as in effect immediately prior to the Effective Time, as may be amended pursuant to Section 6.17(e) solely to change Parent's name, will be the articles of incorporation of the Surviving Corporation until further amended in accordance with their terms. Parent Bylaws as in effect immediately prior to the Effective Time, as amended in accordance with Section 6.17, shall be the Bylaws of the Surviving Corporation until further amended in accordance with their terms.

        (d)    Directors of the Surviving Corporation.    The directors of the Surviving Corporation immediately after the Merger shall be the directors of Parent immediately prior to the Merger together with the seven directors elected pursuant to Section 6.17(b) hereof, each of whom shall serve until such time as their successors are duly elected and qualified.

        (e)    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in Section 1929 of the PBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

        (f)    Tax Consequences.    It is intended that each of the Bank Merger and the Merger shall constitute a "reorganization" within the meaning of Section 368(a) of the Code and that each of this Agreement and the agreement providing for the Bank Merger shall constitute a "plan of reorganization" for purposes of Sections 354 and 361 of the Code.

        (g)    Additional Actions.    If, at any time after the Effective Time, the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts (except any other act which is inconsistent with any of the provisions of this Agreement) are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, the Company, and its proper officers and directors, shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Surviving Corporation or otherwise to take any and all such action.

        2.02.    Effective Date and Effective Time; Closing.

        (a)   Subject to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the Parties shall cause articles of merger relating to the Merger (the "Articles of Merger") to be filed with the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL on (i) a date selected by Parent after such satisfaction or waiver which is no later than the later of (A) five Business Days following such satisfaction or waiver and (B) the first month end following such satisfaction or waiver or (ii) such other date to which the parties may mutually agree in writing. The Merger provided for herein shall become effective upon such filing or on such date as may be specified therein. The date of such filing or such later effective date is herein called the "Effective Date." The "Effective Time" of the Merger shall be the time of such filing or as set forth in such filing.

        (b)   A closing (the "Closing") shall take place immediately prior to the Effective Time at 10:00 a.m., Eastern Time, at the principal offices of Parent in Maple Glen, Pennsylvania, or at such other place, at such other time, or on such other date as the Parties may mutually agree upon (such date, the "Closing Date"). At the Closing, there shall be delivered to Parent and the Company the opinions, certificates and other documents required to be delivered under Article VII hereof.

ARTICLE III

CONSIDERATION; ELECTION AND EXCHANGE PROCEDURES

        3.01.    Effect on Capital Stock.

        (a)   At the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

          (i)    each share of Parent Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger;

          (ii)   each share of Company Common Stock held as Treasury Stock immediately prior to the Effective Time shall be cancelled and retired at the Effective Time and no consideration shall be issued in exchange therefor; and

          (iii)  each outstanding share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof, as provided in Section 3.02, (i) 1.4823 shares (the "Exchange Ratio") of Parent Common Stock (the "Stock Consideration") or (ii) $27.90 in cash, without interest (the "Cash Consideration"). The Stock Consideration and the Cash Consideration are sometimes referred to herein collectively as the "Merger Consideration."

        (b)   The Exchange Ratio shall be subject to appropriate adjustments in the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or securities through stock dividend, stock split, reverse stock split or other like changes in Parent's capitalization (a "Capital Change"). In addition, if Parent enters into an agreement pursuant to which shares of Parent Common Stock would be converted, prior to the Effective Time, into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement, so that each Company shareholder shall be entitled to receive at the Effective Time such number of shares or other securities or amount of obligations of such other corporation as such shareholder would be entitled to receive if the Effective Time had occurred immediately prior to the consummation of such conversion.

        3.02.    Election Procedures.

        (a)   An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to an unaffiliated bank or trust company designated by Parent and reasonably satisfactory to the Company (the "Exchange Agent")) in such form as the Company and Parent shall mutually agree (the "Election Form"), shall be mailed no later than ten days prior to the anticipated Effective Time or on such earlier date as Parent and the Company may mutually agree (the "Mailing Date") to each holder of record of Company Common Stock as of five Business Days prior to the Mailing Date (the "Election Form Record Date"). Each Election Form shall permit each holder of record of Company Common Stock as of the Election Form Record Date (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to (i) elect to receive the Cash Consideration for all of such holder's shares (a "Cash Election"), (ii) elect to receive the Stock Consideration for all of such holder's shares (a "Stock Election"), (iii) elect to receive the Cash Consideration with respect to some of such holder's shares and the Stock Consideration with respect to such holder's remaining shares (a "Mixed Election") or (iv) make no election with respect to the receipt of the Cash Consideration or the Stock Consideration (a "Non-Election"), provided that, notwithstanding any other provision of this Agreement, other than paragraph (e) of this Section 3.02, 64.76% of the total number of shares of Company Common Stock issued and outstanding at the Effective Time, excluding any Treasury Stock (the "Stock Conversion Number"), shall be converted into the Stock Consideration and the remaining outstanding shares of Company Common Stock shall be converted into the Cash Consideration. Holders of record of shares of Company Common Stock who hold such shares as nominees, trustees or in other representative capacities (a "Representative") may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Company Common Stock held by that Representative for a particular beneficial owner. Shares of Company Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as "Cash Election Shares." Shares of Company Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as "Stock Election Shares." Shares of Company Common Stock as to which no election has been made are referred to herein as "Non-Election Shares." The aggregate number of shares of Company Common Stock with respect to which a Stock Election has been made is referred to herein as the "Stock Election Number."

        (b)   To be effective as an election, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., New York City time, on the 20th calendar day following but not including the Mailing Date (or such other time and date as Parent and the Company may mutually agree) (the "Election Deadline").

        (c)   An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. If a holder of Company Common Stock either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes the holder's Election Form prior to the Election Deadline, the shares of Company Common Stock held by such holder shall be designated Non-Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither Parent nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

        (d)   Within five Business Days after the later to occur of the Election Deadline or the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among holders of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

          (i)    If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder's Stock Election Shares being converted into the right to receive the Cash Consideration;

          (ii)   If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the "Shortfall Number"), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

            (A)  if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive the Stock Consideration in respect of that number of Non- Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder's Non-Election Shares being converted into the right to receive the Cash Consideration; or

            (B)  if the Shortfall Number exceeds the number of Non- Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder's Cash Election Shares being converted into the right to receive the Cash Consideration.

        (e)   If the tax opinions referred to in Section 7.01(e) cannot be rendered because the counsel charged with providing such opinions reasonably determine that the Merger may not satisfy the continuity of interest requirements applicable to reorganizations under Section 368(a) of the Code, then Parent shall reduce the number of shares of Company Common Stock converted into the Cash Consideration and correspondingly increase the number of shares of Company Common Stock converted into the Stock Consideration by the minimum amount necessary to enable such tax opinion to be rendered (the fair market value of which, at the Effective Time, shall equal the reduction in Cash Consideration).

        3.03.    Exchange Procedures.

        (a)   Immediately prior to the Effective Time, for the benefit of the holders of Certificates, (i) Parent shall reserve for issuance a sufficient number of shares of Parent Common Stock and deliver to the Exchange Agent certificates evidencing such number of shares of Parent Common Stock issuable and (ii) Parent shall deliver, or cause Parent Bank to deliver, to the Exchange Agent an amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article III in exchange for Certificates (the "Aggregate Cash Consideration") (such cash and certificates for shares of Parent

Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

        (b)   As soon as practicable after the Effective Time, and provided that the Company has delivered, or caused to be delivered, to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who has not previously surrendered such Certificate or Certificates with an Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted pursuant to Sections 3.01 and 3.02 of this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of shares of Parent Common Stock (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement, (ii) a check representing that amount of cash (if any) to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement and/or (iii) a check representing the amount of cash (if any) payable in lieu of a fractional share of Parent Common Stock which such former holder has the right to receive in respect of the Certificate surrendered pursuant to this Agreement, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.03(b), each Certificate (other than Certificates representing Treasury Stock) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration provided in Sections 3.01 and 3.02 and any unpaid dividends and distributions thereon as provided in paragraph (c) of this Section 3.03. No interest shall be paid or accrued on any cash constituting Merger Consideration (including any cash in lieu of fractional shares) and any unpaid dividends and distributions, if any, payable to holders of Certificates.

        (c)   No dividends or other distributions with a record date after the Effective Time with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.03. After the surrender of a Certificate in accordance with this Section 3.03, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Certificate.

        (d)   The Exchange Agent and Parent, as the case may be, shall not be obligated to deliver cash and/or a certificate or certificates representing shares of Parent Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Company Common Stock for exchange as provided in this Section 3.03, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be required in each case by Parent. If any certificates evidencing shares of Parent Common Stock are to be issued in a name other than that in which the Certificate evidencing Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

        (e)   At and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the shares of Company Stock which were issued and outstanding immediately prior to the Effective Time. At the Effective Time, holders of Company Stock shall cease to be, and shall have no rights as, shareholders of the Company other than to receive the consideration provided under this Article III. On or after the Effective Time, any Certificates presented to Parent or the Exchange Agent shall be cancelled and exchanged for certificates representing shares of Parent Common Stock and/or the payment of cash as provided herein.

        (f)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to Parent. Any shareholders of Company who have not theretofore complied with Section 3.03(b) shall thereafter look only to Parent for the Merger Consideration deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Parent Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Parent (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Parent and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Parent and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

        (g)   Parent (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent is required to deduct and withhold under applicable law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by Parent.

        (h)   Notwithstanding any other provision of this Agreement to the contrary, Certificates surrendered for exchange by any Company Affiliate shall not be exchanged for certificates representing shares of Parent Common Stock to which such Company Affiliate may be entitled pursuant to the terms of this Agreement until Parent has received a written agreement from such person as specified in Section 6.13.

        3.04.    No Fractional Shares.    Notwithstanding any other provision of this Agreement to the contrary, neither certificates nor scrip for fractional shares of Parent Common Stock shall be issued in the Merger. Each holder who otherwise would have been entitled to a fraction of a share of Parent Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of the Company Common Stock owned by such holder at the Effective Time) by the Average Share Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

        3.05.    Company Options.

        (a)   At the Effective Time, each Company Option which is outstanding and unexercised immediately prior thereto, whether or not then vested or exercisable, will, at the election of the individual holders of the Company Options be either:

          (i)    cancelled and all rights thereunder be extinguished ("Cancelled Option Holder"), in consideration for which the Company shall make payment immediately prior to the Effective Time an amount determined by multiplying (A) the number of shares of Company Common Stock underlying such Company Option by (B) an amount equal to the excess (if any) of (1) the Cash Consideration, over (2) the exercise price per share of such Company Option; or

          (ii)   converted automatically into an option to purchase shares of Parent Common Stock ("Continuing Option Holder") and Parent shall assume each such Company Option so converted, in accordance with the terms of the applicable Company Stock Option Plan and stock option or other agreement by which it is evidenced except that from and after the Effective Time:

            (A)  the number of shares to be subject to the new option shall be equal to the product of the number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective Time and the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded to the nearest whole share;

            (B)  the exercise price per share of Parent Common Stock under the new option shall be equal to the exercise price per share of Company Common Stock under the Company Option divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent;

            (C)  The term or duration of the new option shall be the same as that of the Company Option;

            (D)  Parent and the Compensation Committee of its Board of Directors shall be substituted for the Company and the committee of the Company's Board of Directors (including, if applicable, the entire Board of Directors of the Company) administering the Company Stock Option Plans; and

            (E)  each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock.

        (b)   In order for any Continuing Option Holder to have his or her Company Options converted into an option to purchase Parent Common Stock as set forth in Section 3.05(a) or for a Cancelled Option Holder to have his or her Company Option converted into the right to receive cash, such Continuing Option Holder or Cancelled Option Holder shall have executed a written election with respect to such conversion or cancellation no later than the Effective Time, which written election shall be in such form as shall be prescribed by Parent and reasonably satisfactory to the Company. Parent shall send such election form to optionees no later than the time it sends Election Forms to Company shareholders. No payment shall be made to a Cancelled Option Holder unless and until such holder has executed and delivered the foregoing written election. In the event any holder of a Company Option fails to make an election within the time frame set forth herein, the Company Option held thereby shall automatically be converted at the Effective Time into an option to purchase Parent Common Stock in the amount and at the exercise price as calculated pursuant to Section 3.05(a)(ii) hereof.

        (c)   Within five Business Days after the Effective Time, Parent shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Parent Common Stock subject to the options referred to in paragraph (a) (ii) of this Section 3.05 and shall use its reasonable best efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding in the case of a Form S-8 or, in the case of a Form S-3, until the shares subject to such options may be sold without a further holding period under Rule 144 under the Securities Act.

ARTICLE IV

ACTIONS PENDING ACQUISITION

        4.01.    Covenants of the Company.    During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and consistent with prudent banking practice and in compliance in all material respects with all applicable laws and regulations. The Company will use its reasonable best efforts to (x) preserve its business organization and that of its Subsidiaries, (y) keep available to itself and Parent the present services of the current officers and employees of the Company and its Subsidiaries and (z) preserve for itself and Parent the goodwill of the customers of the Company and its Subsidiaries and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 4.01 of the Company Disclosure Schedule or as otherwise expressly contemplated or permitted by this Agreement or consented to in writing by Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

        (a)    Capital Stock.    Other than pursuant to the exercise of Company Options set forth in Section 5.01(b) of the Company Disclosure Schedule, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights or (ii) permit any additional shares of capital stock to become subject to grants of employee or director stock options or other Rights.

        (b)    Dividends and Other Distributions.    Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock, other than (i) regular quarterly cash dividends by the Company on the Company Common Stock at a rate not in excess of the regular quarterly cash dividend declared prior to the date of this Agreement on the Company Common Stock, provided that after the date of this Agreement the Company shall coordinate the declaration of any dividends in respect of the Company Common Stock and the record dates and payment dates relating thereto with Parent's declaration of regular quarterly dividends on Parent Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holders receive in exchange therefor in the Merger, (ii) dividends paid by any Subsidiary of the Company to the Company or to any wholly-owned Subsidiary of the Company and (iii) dividends paid to the holders of trust preferred securities issued by affiliated trusts, in each case in the ordinary course of business consistent with past practice.

        (c)    Compensation; Employment Agreements, Etc.    Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of the Company or its Subsidiaries or grant any salary or wage increase or increase any employee benefit or pay any incentive or bonus payments, except for normal individual increases in compensation to employees (other than any employee who is party to an employment agreement or a change-in-control agreement) in the ordinary course of business consistent with past practice.

        (d)    Hiring.    Hire any person as an employee of the Company or any of its Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.01(d) of the Company Disclosure Schedule and (ii) persons whose employment is terminable at the will of the Company or a Subsidiary of the Company, as applicable.

        (e)    Benefit Plans.    Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable law, subject to the provision of prior written notice to and consultation with respect thereto with Parent, or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.01(e) of the Company Disclosure Schedule), any pension, retirement, supplemental executive retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of the Company or its Subsidiaries or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

        (f)    Transactions with Affiliates.    Except pursuant to agreements or arrangements in effect on the date hereof, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation in the ordinary course of business consistent with past practice.

        (g)    Acquisitions.    Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or a substantial portion of the assets, business, deposits or properties of any other entity.

        (h)    Governing Documents.    Amend the Company Articles or Company Bylaws or the articles of incorporation or bylaws (or equivalent documents) of any Subsidiary of the Company.

        (i)    Contracts.    Except in the ordinary course of business consistent with past practice, and except for normal renewals without materially adverse changes, additions or deletions of terms, enter into, amend, modify or terminate any material Contract.

        (j)    Banking Operations.    Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract with respect to branching or site location or branching or site relocation.

        (k)    Derivatives Transactions.    Enter into any Derivatives Transactions, except in the ordinary course of business consistent with past practice.

        (l)    Indebtedness.    Incur any indebtedness for borrowed money, other than in the ordinary course of business consistent with past practice.

        (m)    Investment Securities.    Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment that is not rated investment grade or better or which would be considered "high risk" securities under applicable regulatory pronouncements, in each case purchased in the ordinary course of business consistent with past practice.

        (n)    Taxes.    Except as may be required by applicable laws or regulations, make or change any material Tax election, file any material amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment.

        (o)    Compliance with Agreements.    Knowingly commit any act or omission which constitutes a material breach or default by the Company or any of its Subsidiaries under any agreement with any

Governmental Authority or under any material Contract to which any of them is a party or by which any of them or their respective properties is bound.

        (p)    Reorganization.    Knowingly take any action that would, or would be reasonably expected to, prevent either the Merger or the Bank Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        (q)    Adverse Actions.    Knowingly take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement, except in each case as may be required by applicable law or regulation.

        (r)    Commitments.    Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

        4.02.    Covenants of Parent.    During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of the Company, Parent shall, and shall cause its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and consistent with prudent banking practice and in compliance in all material respects with all applicable laws and regulations. Parent will use its reasonable best efforts to (x) preserve its business organization and that of its Subsidiaries, and (y) preserve for itself and the Company the goodwill of the customers of Parent and its Subsidiaries and others with whom business relationships exist. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of the Company, Parent will not, and will cause each of its Subsidiaries not to:

        (a)    Reorganization.    Knowingly take any action that would, or would be reasonably expected to, prevent either the Merger or the Bank Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        (b)    Adverse Actions.    Knowingly take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable law or regulation.

        (c)    Governing Documents.    Amend Parent Articles or Parent Bylaws in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock.

        (d)    Acquisitions.    Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or a substantial portion of the assets, business, deposits or properties of any other entity.

        (e)    Commitments.    Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

        4.03.    Transition.    Commencing following the date hereof, Parent and the Company shall, and shall cause their respective Subsidiaries to, cooperate with respect to the integration of their respective businesses, operations and organizations following consummation of the Merger and the Bank Merger in an effort to realize at the earliest practicable time following the Effective Time the synergies, operating efficiencies and other benefits expected to be realized by Parent as a result of the consummation of such transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

        5.01    Representations and Warranties of the Company.    Except as set forth in a disclosure schedule delivered by the Company to Parent (the "Company Disclosure Schedule") prior to the date hereof (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express provision of this Agreement or as an exception to one or more of its representations and warranties set forth below or its covenants in Article IV or VI, provided, that (i) no such item is required to be set forth in the Company Disclosure Schedule as an exception to any representation or warranty of the Company if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard set forth in Section 9.02 and (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is or would be reasonably likely to result in a Material Adverse Effect with respect to the Company), the Company hereby represents and warrants to Parent as follows:

        (a)    Corporate Organization.    The Company is duly organized and validly existing under the laws of the Commonwealth of Pennsylvania and is duly licensed or qualified to do business in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified. The Company has all requisite corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The Company is duly registered as a bank holding company under the BHC Act. The Company Articles and Company Bylaws, copies of which have been delivered or made available to Parent, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

        (b)    Company Capital Stock.

          (i)    The authorized capital stock of the Company consists solely of 10,000,000 shares of Company Common Stock, of which 5,150,329 shares are outstanding as of the date hereof, and 5,000,000 shares of Company Preferred Stock, of which no shares are outstanding as of the date hereof. As of the date hereof, 612 shares of the Company Common Stock were held in treasury by the Company or otherwise directly or indirectly owned (other than in a fiduciary capacity) by the Company and no shares of Company Stock were reserved for issuance, other than 819,966 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Plans, including 687,455 shares reserved for issuance upon the exercise of Company Options outstanding as of the date hereof, in accordance with their terms. The outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the outstanding shares of Company Common Stock have been issued in violation of the preemptive rights of any Person. Except as set forth above, as of the date of this Agreement, there are no shares of Company Stock reserved for issuance, the Company does not have any Rights outstanding with respect to Company Stock and the Company does not have any commitment to authorize, issue or sell any Company Stock or Rights.

          (ii)   Section 5.01(b) of the Company Disclosure Schedule sets forth as of the date hereof, and shall be updated to set forth as of the Effective Date, for each outstanding Company Option, the name of the grantee, the date of the grant, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Company Common Stock subject to each option and award, the vesting schedule, the number of shares of Company Common Stock subject to options that are currently exercisable and the exercise price per share.

        (c)    Subsidiaries; Equity Investments.

          (i)    (A) Section 5.01(c)(i) of the Company Disclosure Schedule lists the name, jurisdiction of incorporation and record and beneficial owners of the outstanding shares of capital stock for each direct or indirect Subsidiary of the Company, (B) the Company owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to the Company or any of its wholly-owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of its Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to the Company or any of its wholly-owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to the Company's rights to vote or to dispose of such securities and (F) all the equity securities of the Company's Subsidiaries held by the Company or its Subsidiaries are fully paid and nonassessable and are owned by the Company or its Subsidiaries free and clear of any Liens.

          (ii)   Each of the Company's Subsidiaries (A) has been duly organized and is validly existing under the laws of the jurisdiction of its organization, (B) has all requisite corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as now conducted and (C) is duly licensed or qualified to do business in each jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified. The articles of incorporation, bylaws and similar governing documents of each of the Company's Subsidiaries, copies of which have been delivered or made available to Parent, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

          (iii)  The Company Bank is the only Subsidiary of the Company that is an insured depository institution. The deposit accounts of the Company Bank are insured by the FDIC to the maximum extent provided by applicable law, and the Company Bank has paid all deposit insurance premiums and assessments required by applicable laws and regulations.

          (iv)  Except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted and for securities listed in Section 5.01(t) of the Company Disclosure Schedule, the Company does not own beneficially, directly or indirectly, or have any Right with respect to, any equity securities or similar interests of any Person or any interest in a partnership or joint venture of any kind other than its Subsidiaries and stock in the Federal Home Loan Bank of Pittsburgh.

        (d)    Authority; No Violation.

          (i)    The Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to receipt of all necessary consents and approvals of Governmental Authorities and the approval of the Company's shareholders of this Agreement, to consummate the transactions contemplated hereby. Subject to the approval of this Agreement by the shareholders of the Company, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of the Company and the Company Board on or prior to the date hereof. The Company Board has directed that this Agreement be submitted to the Company's shareholders for approval at a meeting of such shareholders and, except for the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the votes cast at a meeting of the Company's shareholders at which a quorum is present, no other vote of the shareholders of the Company is required by law, the Company Articles, the Company Bylaws or otherwise to approve this Agreement and the transactions contemplated hereby. The Company has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Parent, this Agreement is a valid and legally binding obligation of the Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

          (ii)   Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in Section 5.01(e) and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by the Company, and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws (or similar governing documents) of the Company or any of its Subsidiaries, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets or (C) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

        (e)    Consents and Approvals.    No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution, delivery or performance by the Company of this Agreement, or to consummate the transactions contemplated hereby, except for (i) filings of applications or notices with, and consents, approvals or waivers by, as applicable, the Federal Reserve Board, the OTS, the Department, and the NASD, (ii) any required filing under the HSR Act, (iii) filings with the SEC and state securities authorities, as applicable, in connection with the submission of this Agreement to the shareholders of the Company and Parent, respectively, for approval and the issuance of Parent Common Stock in the Merger, (iv) the filing of Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL, and the filing of Articles of Combination with the OTS and the Pennsylvania Secretary of State with respect to the Bank Merger, (v) the approval of this Agreement by the holders of the outstanding shares of Company Common Stock and by the holders of the outstanding shares of Parent Common Stock and (vi) as set forth in Section 5.01(e) of the Company Disclosure Schedule. As of the date hereof, the Company is not aware of any reason why the consents and approvals set forth above and referred to in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in the proviso clause in such section.

        (f)    Financial Statements.    The Company has previously made available to Parent copies of (i) the statements of financial condition of the Company and its Subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for the fiscal years 2002 through 2004, inclusive, as included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004 filed with the SEC under the Exchange Act, accompanied by the audit report of KPMG LLP, independent public accountants with respect to the Company, and (ii) the unaudited statement of financial condition of the Company and its Subsidiaries as of September 30, 2004 and the related unaudited consolidated statements of operations, other comprehensive income and cash flows for the three-month period then ended as included in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 filed with the SEC under the Exchange Act. The September 30, 2004 consolidated statement of condition of the Company (including the related notes, where applicable) fairly presents the consolidated financial position of the Company and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 5.01(f) (including the related notes, where applicable) fairly present, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. KPMG LLP has not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

        (g)    Undisclosed Liabilities; Corporate Records.

          (i)    Except for (i) those liabilities and obligations that are fully reflected (in a footnote or otherwise) or reserved for in the consolidated financial statements of the Company included in, or are otherwise disclosed in, its Annual Report on Form 10-K for the year ended June 30, 2004, as filed with the SEC prior to the date of this Agreement, (ii) liabilities incurred since June 30, 2004 in the ordinary course of business consistent with past practice and (iii) liabilities that would not, individually or in the aggregate, have a Material Adverse Effect on the Company, the Company and its Subsidiaries do not have, and since June 30, 2004, the Company and its Subsidiaries have not incurred (except as permitted by Section 4.01), any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in the Company's financial statements in accordance with GAAP).

          (ii)   The books and records of the Company and its Subsidiaries have been and are being maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. The minute books of the Company and each of its Subsidiaries contain true, complete and accurate records of all meetings and other corporate actions held or taken since June 30, 2001 of their respective shareholders and boards of directors (including committees of their respective boards of directors).

        (h)    Absence of Certain Changes or Events.    Except as reflected in the Company's unaudited balance sheet as of September 30, 2004, since June 30, 2004, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the Company.

        (i)    Disclosure Controls and Procedures.    Since not later than August 29, 2002, the Company has had in place "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed and maintained to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports. In addition, the Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company's auditors and the audit committee of the Company Board, (i) any significant weaknesses or deficiencies in the design or operation of its internal controls which could adversely affect in any material respect the Company's ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls, and the Company has made available to Parent a summary of any such disclosure made by management to the Company's auditors and the audit committee of the Company Board since June 30, 2002. None of the Company's or its Subsidiaries' records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants.

        (j)    SEC Reports.    The Company has previously made available to Parent a true, correct and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed since June 30, 2001 by the Company with the SEC pursuant to the Securities Act or the Exchange Act, in each case as amended or supplemented (collectively, the "Company SEC Reports") and (ii) communication mailed by the Company to its shareholders since June 30, 2001, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. The Company has timely filed all Company SEC Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Company SEC Reports complied with the published rules and regulations of the SEC with respect thereto. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 and no enforcement action has been initiated, or to the Knowledge of the Company is threatened, against the Company by the SEC relating to disclosures contained in any Company SEC Reports.

        (k)    Regulatory Matters.

          (i)    The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since June 30, 2001 with any Governmental Authority, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by any Governmental Authority in the regular course of the business of the Company and its Subsidiaries, no Governmental Authority has initiated any proceeding, or to the Knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries, since June 30, 2001. There is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries. The Company Bank is "well capitalized" as defined in applicable laws and regulations, and the Company Bank has a Community Reinvestment Act rating of "satisfactory" or better.

          (ii)   Neither the Company nor any of its Subsidiaries nor any of any of their respective properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, any Governmental Authority, other than those generally applicable to bank holding companies, Pennsylvania chartered banks, registered broker-dealers or investment advisers and their affiliates. Neither the Company nor any of its Subsidiaries has been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

        (l)    Legal Proceedings.

          (i)    Section 5.01(l)(i) of the Company Disclosure Schedule contains a true and correct summary description as of the date hereof of any pending or, to the Company's Knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries, including the venue, the parties thereto, the subject matter thereof and the amount of damages claimed or other remedies sought.

          (ii)   Except as set forth in Section 5.01(l)(ii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company's Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries in which, to the Knowledge of the Company, there is a reasonable probability of any material recovery against or other Material Adverse Effect on the Company.

        (m)    Compliance with Laws.    Each of the Company and its Subsidiaries:

          (i)    is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees and all SRO rules, regulations, orders and policy statements, in each case as applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the Sarbanes-Oxley Act of 2002, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and all other applicable fair lending and fair housing laws or other laws relating to discrimination;

          (ii)   has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Company's Knowledge, no suspension or cancellation of any of them is threatened; and

          (iii)  has received, since June 30, 2001, no notification or communication from any Governmental Authority (A) asserting that the Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company's Knowledge, do any grounds for any of the foregoing exist).

        (n)    Certain Contracts; Defaults.

          (i)    Except as set forth in Section 5.01(n)(i) of the Company Disclosure Schedule and documents entered into pursuant to the terms of this Agreement or for documents filed as exhibits to the Company's SEC documents, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any Contract as of the date hereof (A) with respect to the employment of any directors, officers, employees or consultants, (B) which would entitle any present or former director, officer, employee or agent of the Company or its Subsidiaries to indemnification from the Company or its Subsidiaries (other than the indemnity provisions in the Company Bylaws and comparable provisions in the bylaws of the Company's Subsidiaries), (C) which is a "material contract" (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC

  Reports, (D) which materially restricts the conduct of any business by the Company or any of its Subsidiaries or upon consummation of the Merger would materially restrict the ability of the Surviving Corporation to engage in any business in which a savings and loan holding company may lawfully engage under the Home Owners' Loan Act, as amended or (E) any Contract, other than a Loan or a Derivative Transaction but including data processing, software programming and licensing contracts, that involves expenditures or receipts by the Company or any of its Subsidiaries in excess of $250,000 per year. The Company has previously delivered or made available to Parent true, complete and correct copies of each such document.

          (ii)   Each Contract to which the Company or any of its Subsidiaries is a party, by which any of its respective assets, business or operations may be bound or affected, or under which it or its respective assets, business or operations receives benefits, is a valid and legally binding obligation of the Company or a Subsidiary of the Company, as applicable, and to the Knowledge of the Company, the other party or parties thereto, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor's rights or by general equity principles). Neither the Company nor any of its Subsidiaries is in default under any Contract to which it is a party, by which its respective assets, business or operations may be bound or affected, or under which it or its respective assets, business or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

        (o)    Brokers.    Neither the Company nor any Subsidiary of the Company nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with the transactions contemplated hereby, except that the Company has engaged, and will pay a fee or commission to, the Company Financial Advisor in accordance with the terms of a letter agreement between the Company Financial Advisor and the Company, a true, complete and correct copy of which has been previously delivered by the Company to Parent.

        (p)    Employee Benefit Plans.

          (i)    All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company and its Subsidiaries, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based incentive and bonus plans (the "Company Benefit Plans"), are identified in Section 5.01(p)(i) of the Company Disclosure Schedule. The Company has delivered or made available to Parent prior to the date of this Agreement true, correct and complete copies of the following documents: (A) each of the Company Benefit Plans, (B) all trust agreements or other funding arrangements for the Company Benefit Plans (including insurance Contracts) and all amendments thereto (all of which are disclosed in Section 5.01(p)(i) of the Company Disclosure Schedule), (C) with respect to any such Company Benefit Plans or amendments, the most recent determination letters and all rulings, opinion letters (and any pending requests for rulings or letters), information letters or advisory opinions issued by the IRS, the United States Department of Labor or the PBGC, (D) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports and summary annual reports prepared for any Company Benefit Plans with respect to the last three plan years and (E) the most recent summary plan descriptions and any material modifications thereto.

          (ii)   All Company Benefit Plans are in all material respects in compliance with the applicable terms of ERISA, the Code and any other applicable laws and regulations. Each Company Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a

  "Company Pension Plan") and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS covering all changes in Tax laws prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 and, to the Company's Knowledge, there are no circumstances that would reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of such Company Pension Plan under Section 401(a) of the Code. Each trust created under any Company Benefit Plan subject to ERISA has been determined to be exempt from Tax under Section 501(a) of the Code and, to the Company's Knowledge, there are no circumstances that would reasonably be expected to result in revocation of such exemption.

          (iii)  There is no pending or, to the Company's Knowledge, threatened litigation relating to the Company Benefit Plans. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company Benefit Plan or Company Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof or the Effective Date, would reasonably be expected to subject the Company or any of its Subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

          (iv)  No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan" (which for purpose hereof includes the Financial Institutions Retirement Fund) within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (a "Company ERISA Affiliate"). Neither the Company nor any of its Subsidiaries has incurred in the six years prior to the date hereof, and neither expects to incur, any withdrawal liability with respect to a multiple employer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Company Pension Plan or by any Company ERISA Affiliate within the 12-month period ending on the date hereof or, to the Company's Knowledge, will be required to be filed in connection with the transactions contemplated by this Agreement. None of the Company, any of its Subsidiaries, or any Company ERISA Affiliate has ever participated in, maintained, sponsored, contributed to or incurred a liability (actual or contingent) with respect to a multiemployer plan (within the meaning of Section 4001 of ERISA).

          (v)   All contributions required to be made under the terms of any Company Benefit Plan have been timely made or have been reflected on the financial statements of the Company included in the Company SEC Reports to the extent required by the terms of any such Company Benefit Plan and to the extent required by GAAP and there is no Lien, nor is there expected to be a Lien, under Section 412(n) of the Code or Section 302(f) of ERISA or Tax under Section 4971 of the Code imposed against any Company Benefit Plan. Neither any Company Pension Plan nor any single-employer plan of a Company ERISA Affiliate (a "Company ERISA Affiliate Plan") has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and, to the Knowledge of the Company, no ERISA Affiliate has an outstanding funding waiver. Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company Pension Plan or to any single-employer plan of a Company ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

          (vi)  Except as set forth in Section 5.01(p)(vi) of the Company Disclosure Schedule, none of the execution of this Agreement, shareholder approval of this Agreement or consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (A) result in any payment (including, without limitation, severance, unemployment compensation, an "excess parachute payment" (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries under any Company Benefit Plan, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans (except as provided by Section 3.05(a)(i)), (C) result in any breach or violation of, or a default under, any Company Benefit Plan, (D) limit or restrict the ability to merge, amend or terminate any Company Benefit Plan or (E) result in any payment which may be nondeductible for federal income tax purposes pursuant to Sections 162(m) or 280G of the Code and the regulations issued thereunder.

          (vii) Neither the Company nor any of its Subsidiaries is a "fiduciary" within the meaning of that term as defined under ERISA with respect to any "employee benefit plan" (within the meaning of Section 3(3) of ERISA), other than an employee benefit plan which covers solely the employees and independent contractors of the Company and its Subsidiaries.

          (viii)   Except as reflected in Section 5.01(p)(viii) of the Company Disclosure Schedule, no Company Pension Plan or Company ERISA Affiliate Plan (including for the purpose of this subsection, the Financial Institutions Retirement Fund) that is subject to Title IV of ERISA has any "Unfunded Pension Liability." For purpose of this Agreement, Unfunded Pension Liability shall mean, as of any determination date, the amount, if any, by which the present value of all benefit liabilities (as that term is defined in Section 4001(a)(16) of ERISA) of a plan subject to Title IV of ERISA exceeds the fair market value of all assets of such plan, all determined using the actuarial assumptions that would be used by the PBGC in the event of a termination of the plan on such determination date.

          (ix)  Except as reflected in Section 5.01(p)(ix) of the Company Disclosure Schedule, there are no pending or threatened claims, actions or lawsuits, other than routine claims for benefits in the ordinary course, asserted or instituted against (i) any Company Benefit Plan or its assets, (ii) any Company ERISA Affiliate with respect to any plan that is subject to Section 412 of the Code, or (iii) any fiduciary with respect to any Company Benefit Plan or Company ERISA Affiliate Plan for which the Company, its Subsidiaries, or any Company ERISA Affiliate may be directly or indirectly liable, through indemnification obligations or otherwise.

          (x)   Except as reflected in Section 5.01(p)(x) of the Company Disclosure Schedule, within the last six years, neither the Company, any Subsidiary, nor any Company ERISA Affiliate has transferred any assets or liabilities of a Company Benefit Plan or Company ERISA Affiliate Plan that was subject to Title IV of ERISA which had, at the date of such transfer, an Unfunded Pension Liability or has engaged in a transaction which may be subject to Section 4069 of ERISA. No event has occurred which would result in any liability under Sections 4063, 4064, 4071 or 4243 of ERISA, and neither the Company, any of its Subsidiaries or any Company ERISA Affiliate has any outstanding liability under Title IV of ERISA with respect to any Company Benefit Plan or Company ERISA Affiliate Plan.

          (xi)  Neither the Company, any Subsidiary, nor any Company ERISA Affiliate has engaged, directly or indirectly, in a non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) in connection with any employee benefit plan within the meaning of Section 3(3) of ERISA.

          (xii) Except as reflected in Section 5.01(p)(xii) of the Company Disclosure Schedule, no Company Benefit Plan that is a non-tax qualified deferred compensation plan has any unfunded liability.

          (xiii)   Neither the Parent nor its affiliates will have (i) an obligation to make contribution(s) to any multiemployer plan (as defined in Section 3(37) of ERISA), or (ii) any Withdrawal Liability

  within the meaning of Sections 4201 and 4204 of ERISA (whether imposed and not yet paid or calculated assuming a complete or partial withdrawal of the Company, any Subsidiary, or any Company ERISA Affiliate as of such date not yet imposed) which it would not have had if it had not entered into the transactions described in this Agreement.

          (xiv)   Each Company Benefit Plan that provides welfare benefits has been operated in compliance with all requirements of Sections 601 through 609 of ERISA and Section 4980B of the Code and regulations thereunder, relating to the continuation of coverage under certain circumstances in which coverage would otherwise cease. Neither the Company, any Subsidiary, nor any Company ERISA Affiliate has contributed to a nonconforming group health plan (as defined under Code Section 5000(c)) and no Company ERISA Affiliate has incurred a tax under Section 5000(a) of the Code which could become a liability of the Company, any Subsidiary, or any Company ERISA Affiliate. Except as reflected in Section 5.01(p)(xiv) of the Company Disclosure Schedule, neither the Company, any of its Subsidiaries nor any Company ERISA Affiliate maintains, sponsors or provides, or has maintained, sponsored or provided, post-retirement medical benefits, post-retirement death benefits or other post-retirement welfare benefits to its current employees or former employees, except as required by Section 4980B of the Code or under the continuation of coverage provisions of the law of any state or locality, and at the sole expense of the participant or the beneficiary of the participant.

          (xv) Subject to applicable law and the provisions of this Agreement, the Company and its Subsidiaries may amend or terminate any retiree health or life benefit under any Company Benefit Plan at any time without incurring any liability thereunder. The Company and its Subsidiaries have complied with the requirements of the Health Insurance Portability and Accountability Act of 1996 with respect to each Company Benefit Plan that provides welfare benefits. Neither the Company nor its Subsidiaries maintain any plan which is an "employee welfare benefit plan" (as such term is defined under Section 3(1) of ERISA) that has provided any "disqualified benefit" (as such term is defined in Section 4976(b) of the Code) with respect to which an excise tax could be imposed under Section 4976 of the Code.

        (q)    Labor Matters.    Neither the Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to the Company's Knowledge, threatened, nor is the Company or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

        (r)    Environmental Matters.    (i) The Company and its Subsidiaries are in compliance with applicable Environmental Laws; (ii) to the Company's Knowledge, no real property (including buildings or other structures) currently or formerly owned or operated by the Company or any of its Subsidiaries, or any property in which the Company or any of its Subsidiaries has held a security interest, Lien or a fiduciary or management role ("Company Loan Property"), has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws; (iii) to the Company's Knowledge, neither the Company nor any of its Subsidiaries could be deemed under applicable law to be the owner or operator of, or has participated in the management regarding Hazardous Substances of, any Company Loan Property which has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws; (iv) to the Company's Knowledge, neither the Company nor any of its Subsidiaries has any liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vi) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; and (vii) to the Company's Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving the Company or any of its Subsidiaries, any currently or formerly owned or operated property, or any Company Loan Property, that could reasonably be expected to result in any claims, liability or investigations against the Company or any of its Subsidiaries, result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law or adversely affect the value of any Company Loan Property.

        (s)    Tax Matters.

          (i)(A) All Tax Returns required to be filed (taking into account any extensions of time within which to file) by or with respect to the Company and its Subsidiaries have been timely filed, (B) all such Tax Returns are accurate and complete, (C) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been timely paid in full or have been adequately reserved for in accordance with GAAP, (D) the United States federal, state and local income Tax Returns referred to in clause (A) have been examined by the IRS or the appropriate taxing authority for the periods set forth in Section 5.01(s) of the Company Disclosure Schedule or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (E) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full, except any such amount as is being contested in good faith and has been adequately reserved for in accordance with GAAP, (F) no material issues have been raised by the relevant taxing authority in connection with any audit, action, suit or proceeding which is currently pending with respect to any of the Tax Returns referred to in clause (A), (G) neither the Company nor any of its Subsidiaries has agreed to any currently effective waiver of any statute of limitation with respect to the assessment or collection of any Taxes of the Company or any of its Subsidiaries and (H) there are no liens for taxes (other than taxes not yet due and payable) upon the assets of the Company or any of its Subsidiaries.

          (ii)   The Company has made available to Parent true and correct copies of the federal, state and local income Tax Returns filed by the Company and its Subsidiaries for each of the three most recent fiscal years ended on or before June 30, 2004.

          (iii)  Neither the Company nor any of its Subsidiaries is a party to any "listed transaction" as defined in Treasury Regulation Section 1.6011-4(b)(2).

          (iv)  Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement (other than an agreement with a group the common parent of which is the Company or any predecessor of the Company), is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group the common parent of which is or was the Company or any predecessor of the Company) or otherwise has any liability for the Taxes of any Person (other than the Company and its Subsidiaries).

          (v)   No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries within the past five years.

          (vi)  Neither the Company nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries, and the IRS has not initiated or proposed in writing any such adjustment or change in accounting method that would result in an adjustment in the taxable income of the Company or any of its Subsidiaries.

          (vii) Neither the Company nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

          (viii) (A) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the Merger and (B) all Taxes that the Company or any of its Subsidiaries is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable law, have been paid to the proper Governmental Authority or other Person.

          (ix)  As of the date hereof, neither the Company nor any of its Subsidiaries has taken or agreed to take any action, failed to take any action or is aware of any fact or circumstance that is reasonably likely to prevent or impede the Bank Merger or the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or the opinion of tax counsel referred to in Section 7.01(e) from being obtained on a timely basis.

          (x)   Neither the Company nor any of its Subsidiaries has been a "distributing corporation" or a "controlled corporation" in a distribution intended to qualify under Section 355(a) of the Code within the past five years.

        (t)    Investment Securities.    Section 5.01(t) of the Company Disclosure Schedule sets forth a true, correct and complete list of the investment securities and mortgage backed securities held for sale and held for investment by the Company and its Subsidiaries, (the "Company Investment Securities") as of December 31, 2004, as well as, with respect to such securities, their respective book and market values (or estimated market values) and coupon rates. Except for pledges to secure public and trust deposits, Federal Home Loan Bank advances and repurchase agreements entered into in arms'-length transactions in the ordinary course of business with customary commercial terms and conditions and other pledges required by law, none of the Company Investment Securities is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding any such investment security to freely dispose of such investment security at any time. Except as set forth in Section 5.01(t) of the Company Disclosure Schedule, no Company Investment Security held by the Company or any of its Subsidiaries, were it to be a Loan held by the Company or any of its Subsidiaries, would be classified as "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import.

        (u)    Derivative Transactions.

          (i)    All Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers were entered into in accordance with applicable laws, rules, regulations and regulatory policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

          (ii)   Except as set forth in Section 5.01(u)(ii) of the Company Disclosure Schedule, no Derivative Transaction, were it to be a Loan held by the Company or any of its Subsidiaries, would be classified as "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import. The financial position and results of operations of the Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction have been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP consistently applied, and, except set forth in Section 5.01(u)(ii) of the Company Disclosure Schedule, as of the date hereof, no open exposure of the Company or any of its Subsidiaries with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exceeds $250,000.

        (v)    Loans; Nonperforming and Classified Assets.

          (i)    Except as set forth in Section 5.01(v)(i) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to any written or oral (A) Loan of the Company or any Company Subsidiary (collectively, the "Company Loans") under the terms of which the obligor was, as of December 31, 2004, over sixty days delinquent in payment of principal or interest or to the Knowledge of the Company in default of any other provision, or (B) Company Loan with any director, executive officer or five percent or greater shareholder of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any Person controlling, controlled by or under common control with any of the foregoing. Section 5.01(v)(i) of the Company Disclosure Schedule identifies (A) each Company Loan that as of December 31, 2004 was classified as "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import by the Company, any Company Subsidiary or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Company Loan and the identity of the borrower thereunder, and (B) each asset of the Company or any Company Subsidiary that as of December 31, 2004 was classified as OREO and the book value thereof as of such date.

          (ii)   Each Company Loan (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) to the Knowledge of the Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (iii)  The loan documents with respect to each Company Loan were in material compliance with applicable laws and regulations and the Company's lending policies at the time of origination or acquisition of such Company Loans and are complete and correct.

          (iv)  Neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates the Company or any of its Subsidiaries to repurchase from any such Person any Company Loan or other asset of the Company or any of its Subsidiaries.

        (w)    Tangible Properties and Assets.

          (i)    Section 5.01(w)(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of all real property owned by the Company or any Company Subsidiary. Except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, each of the Company and the Company Subsidiaries has good title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (A) statutory Liens for amounts not yet delinquent and (B) Liens that, individually and in the aggregate, are not material in character, amount or extent, or do not materially detract from the value and do not materially interfere with the present use, occupancy or operation of any material asset.

          (ii)   Section 5.01(w)(ii) of the Company Disclosure Schedule sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which each of the Company or any Company Subsidiary uses or occupies or has the right to use or occupy, now or in the future, real property (the "Company Leases"). Each Company Lease is a valid and binding obligation of the Company or its applicable Subsidiary and is in full force and effect and, as of the date hereof, neither the Company nor any Company Subsidiary has received a written notice of, and otherwise has no Knowledge of, any default or termination (prior to expiration of the term) with respect to any Company Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by the Company or any Company Subsidiary of, or material default by the Company or any Company Subsidiary in, the performance of any covenant, agreement or condition contained in any Company Lease, and to the Company's Knowledge, no lessor under a Company Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Company Lease. The Company and the Company Subsidiaries have paid all rents and other charges to the extent due under the Company Leases.

        (x)    Intellectual Property.    The Company and its Subsidiaries own or have a valid license to use all Intellectual Property used in or held for use in the conduct of the business of the Company or any of its Subsidiaries (the "Company Intellectual Property") and the Company Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of the Company and its Subsidiaries as currently conducted. The Company Intellectual Property owned by the Company or any of its Subsidiaries, and to the Knowledge of the Company, all other Company Intellectual Property, is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither the Company nor any of its Subsidiaries has received notice challenging the validity or enforceability of any Company Intellectual Property. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any Person.

        (y)    Fiduciary Accounts.    The Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company or any of its Subsidiaries, any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

        (z)    Insurance.

          (i)    Section 5.01(z)(i) of the Company Disclosure Schedule identifies all of the material insurance policies, binders, or bonds currently maintained by the Company or any of its Subsidiaries, other than credit-life policies (the "Company Insurance Policies"), including the insurer, policy numbers and any pending claims thereunder involving more than $100,000. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practices. All Company Insurance Policies are in full force and effect, the Company and its Subsidiaries are not in material default thereunder and all claims thereunder have been filed in due and timely fashion.

          (ii)   Section 5.01(z)(ii) of the Company Disclosure Schedule sets forth a true and correct summary description of all bank-owned life insurance owned by the Company or any of its Subsidiaries. The value of such bank-owned life insurance is fairly and accurately reflected in the Company financial statements included in the Company SEC Reports in accordance with GAAP consistently applied.

        (aa)    Transactions with Affiliates.    All "covered transactions" between the Company Bank and an "affiliate" within the meaning of Sections 23A and 23B of the Federal Reserve Act have been in compliance with such provisions and the regulations of the Federal Reserve Board thereunder.

        (bb)    Fairness Opinion.    Prior to the execution of this Agreement, the Company Board has received the written opinion of the Company Financial Advisor to the effect that as of the date hereof, and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

        (cc)    Company Information.    The information relating to the Company and its Subsidiaries to be provided by the Company or its representatives in writing for inclusion in the Proxy Statement/Prospectus, the Registration Statement, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Authority in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof as relate to or are supplied by Parent or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act.

        (dd)    Disclosure.    The representations and warranties contained in this Section 5.01 are true, correct and complete and do not omit to state any material fact necessary in order to make the statements and information contained in this Section 5.01 not misleading under the circumstances.

        5.02    Representations and Warranties of Parent.    Except as set forth in a disclosure schedule delivered by Parent to the Company (the "Parent Disclosure Schedule") prior to the date hereof (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express provision of this Agreement or as an exception to one or more of its representations and warranties set forth below or its covenants in Article IV or VI, provided, that (i) no such item is required to be set forth in Parent Disclosure Schedule as an exception to any representation or warranty of Parent if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard set forth in Section 9.02 and (ii) the mere inclusion of an item in Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is or would be reasonably likely to result in a Material Adverse Effect with respect to Parent), Parent hereby represents and warrants to the Company as follows:

        (a)    Corporate Organization.    Parent is duly organized and validly existing under the laws of the Commonwealth of Pennsylvania. Parent is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified. Parent has all requisite corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted. Parent is duly registered as a savings and loan holding company under the Home Owners Loan Act, as amended. Parent Articles and Parent Bylaws, copies of which have been delivered or made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

        (b)    Parent Capital Stock.    The authorized capital stock of Parent consists solely of 40,000,000 shares of Parent Common Stock, of which 9,785,105 shares were outstanding as of the date hereof, and 5,000,000 shares of Parent Preferred Stock, of which no shares are outstanding as of the date hereof. As of the date hereof, 1,647,363 shares of Parent Common Stock were held in treasury by Parent or otherwise directly or indirectly owned (other than in a fiduciary capacity) by Parent and no shares of Parent Common Stock were reserved for issuance, other than pursuant to the terms of this Agreement and 1,126,155 shares of Parent Common Stock reserved for issuance pursuant to Parent Stock Plans, including 977,076 shares reserved for issuance upon the exercise of options outstanding as of the date hereof, in accordance with their terms. The outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the outstanding shares of Parent Common Stock have been issued in violation of the preemptive rights of any Person. As of the date hereof, there are no Rights authorized, issued or outstanding with respect to the capital stock of Parent and Parent does not have any Contract to authorize, issue or sell any shares of Parent Common Stock, Parent Preferred Stock or Rights, except for (i) shares of Parent Common Stock issuable pursuant to Parent Stock Plans and upon exercise or vesting of Rights granted pursuant thereto and (ii) by virtue of this Agreement. At the Effective Time, the shares of Parent Common Stock to be issued in exchange for shares of Company Common Stock in the Merger will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right.

        (c)    Subsidiaries; Equity Investments.

          (i)    (A) Section 5.02(c)(i) of Parent Disclosure Schedule lists the name, jurisdiction of incorporation and record and beneficial owners of the outstanding shares of capital stock for each direct or indirect Subsidiary of Parent, (B) Parent owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to Parent or any of its wholly owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of its Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Parent or any of its wholly owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to Parent's rights to vote or to dispose of such securities and (F) all the equity securities of Parent's Subsidiaries held by Parent or its Subsidiaries are fully paid and nonassessable and are owned by Parent or its Subsidiaries free and clear of any Liens.

          (ii)   Each of Parent's Subsidiaries (A) has been duly organized and is validly existing under the laws of the jurisdiction of its organization, (B) has all requisite corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as now conducted and (C) is duly licensed or qualified to do business in each jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified. The articles of incorporation, bylaws and similar governing documents of each Subsidiary of Parent, copies of which have been delivered or made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

          (iii)  Parent Bank is the only Subsidiary of Parent that is an insured depository institution. The deposit accounts of Parent Bank are insured by the FDIC to the maximum extent provided by applicable law, and Parent Bank has paid all deposit insurance premiums and assessments required by applicable laws and regulations.

          (iv)  Except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted and for securities listed in Section 5.02(t) of the Parent Disclosure Schedule, Parent does not own beneficially, directly or indirectly, or have any Right with respect to, any equity securities or similar interests of any Person or any interest in a partnership or joint venture of any kind other than its Subsidiaries and stock in the Federal Home Loan Bank of Pittsburgh.

        (d)    Authority; No Violation.

          (i)    Parent has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to receipt of all necessary consents and approvals of Governmental Authorities, to consummate the transactions contemplated hereby. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Parent and Parent Board on or prior to the date hereof. Parent Board has directed that this Agreement be submitted to Parent's shareholders for approval at a meeting of such shareholders and, except for the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the votes cast at a meeting of Parent's shareholders at which a quorum is present, no other vote of the shareholders of Parent is required by law, Parent Articles, Parent Bylaws or otherwise to approve this Agreement and the transactions contemplated hereby. Parent has duly executed and delivered this Agreement, and assuming due authorization, execution and delivery by the Company, this Agreement is a valid and legally binding obligation of Parent enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

          (ii)   Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in Section 5.02(e) and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by Parent, and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws (or similar governing documents) of Parent or any of its Subsidiaries, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries, or any of their respective properties or assets or (C) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

        (e)    Consents and Approvals.    No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Parent and any of its Subsidiaries in connection with the execution, delivery or performance by Parent of this Agreement, or to consummate the transactions contemplated hereby, except for (i) filings of applications or notices with, and consents, approvals or waivers by, as applicable, the Federal Reserve Board, the OTS, the Department and the NASD, (ii) any required filing under the HSR Act, (iii) filings with the SEC and state securities authorities, as applicable, in connection with the submission of this Agreement to the shareholders of Parent and the Company, respectively, for approval and the issuance of Parent Common Stock in the Merger, (iv) the filing of a notification of listing of additional shares with the Nasdaq, (v) the filing of Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the Articles of Combination with the OTS and the Pennsylvania Secretary of State and (vi) the approval of this Agreement by the holders of the outstanding shares of Parent Common Stock and by the holders of outstanding shares of Company Common Stock. As of the date hereof, Parent is not aware of any reason why the consents and approvals set forth above and referred to in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in the proviso clause in such section.

        (f)    Financial Statements.    Parent has previously made available to the Company copies of (i) the consolidated statements of financial condition of Parent and its Subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for the fiscal years 2002 through 2004, inclusive, as included in Parent's Annual Report on Form 10-K for the fiscal year ended June 30, 2004 filed with the SEC under the Exchange Act, accompanied by the audit report of KPMG LLP, independent public accountants with respect to Parent, and (ii) the unaudited consolidated statements of financial condition of Parent and its Subsidiaries as of September 30, 2004 and the related unaudited consolidated statements of operations and cash flows for the three-month period then ended as included in Parent's Quarterly Report on Form 10-Q for the period ended September 30, 2004 filed with the SEC under the Exchange Act. The June 30, 2004 consolidated balance sheet of Parent (including the related notes, where applicable) fairly presents the consolidated financial position of Parent and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 5.02(f) (including the related notes, where applicable) fairly present, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. KPMG LLP has not resigned or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

        (g)    Undisclosed Liabilities; Corporate Records.

          (i)    Except for (i) those liabilities and obligations that are fully reflected (in a footnote or otherwise) or reserved for in the consolidated financial statements of Parent included in, or are otherwise disclosed in, its Annual Report on Form 10-K for the year ended June 30, 2004, as filed with the SEC prior to the date of this Agreement, (ii) liabilities incurred since June 30, 2004 in the ordinary course of business consistent with past practice and (iii) liabilities that would not, individually or in the aggregate, have a Material Adverse Effect on Parent, Parent and its Subsidiaries do not have, and since June 30, 2004, Parent and its Subsidiaries have not incurred any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in Parent's financial statements in accordance with GAAP).

          (ii)   The books and records of Parent and its Subsidiaries have been and are being maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. The minute books of Parent and each of its Subsidiaries contain true, complete and accurate records of all meetings and other corporate actions held or taken since June 30, 2001 of their respective shareholders and boards of directors (including committees of their respective boards of directors).

        (h)    Absence of Certain Changes or Events.    Except as reflected in Parent's unaudited balance sheet as of September 30, 2004, since June 30, 2004, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Parent.

        (i)    Disclosure Controls and Procedures.    Since not later than August 29, 2002, Parent has had in place "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed and maintained to ensure that (i) all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to Parent's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports. In addition, Parent and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation prior to the date hereof, to Parent's auditors and the audit committee of Parent Board, (i) any significant weaknesses or deficiencies in the design or operation of its internal controls which could adversely affect in any material respect Parent's ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal controls, and Parent has made available to the Company a summary of any such disclosure made by management to Parent's auditors and the audit committee of Parent Board since June 30, 2002. None of Parent's or its Subsidiaries' records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Parent or its Subsidiaries' or its accountants.

        (j)    SEC Reports.    Parent has previously made available to the Company a true, correct and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed since June 30, 2001 by Parent with the SEC pursuant to the Securities Act or the Exchange Act, in each case as amended or supplemented (collectively, the "Parent SEC Reports"), and (ii) communication mailed by Parent to its shareholders since June 30, 2001, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Parent has timely filed all Parent SEC Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Parent SEC Reports complied with the published rules and regulations of the SEC with respect thereto. No executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 and no enforcement action has been initiated, or to the Knowledge of Parent is threatened, against Parent by the SEC relating to disclosures contained in any Parent SEC Reports.

        (k)    Regulatory Matters.

          (i)    Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since June 30, 2001 with any Governmental Authority, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by any Governmental Authority in the regular course of the business of Parent and its Subsidiaries, no Governmental Authority has initiated any proceeding, or to the Knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries, since June 30, 2001. There is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations of Parent or any of its Subsidiaries. Each of Parent and Parent Bank is "well capitalized" as defined in applicable laws and regulations, and Parent Bank has a Community Reinvestment Act rating of "satisfactory" or better.

          (ii)   Neither Parent nor any of its Subsidiaries nor any of any of their respective properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, any Governmental Authority, other than those generally applicable to savings and loan holding companies, savings associations and their affiliates. Neither Parent nor any of its Subsidiaries has been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

        (l)    Legal Proceedings.

          (i)    Section 5.02(l)(i) of Parent Disclosure Schedule contains a true and correct summary description as of the date hereof of any pending or, to Parent's Knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries, including the venue, the parties thereto, the subject matter thereof and the amount of damages claimed or other remedies sought.

          (ii)   Except as set forth in Section 5.02(l)(ii) of Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent's Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries in which, to the Knowledge of Parent, there is a reasonable probability of any material recovery against or other Material Adverse Effect on Parent.

        (m)    Compliance with Laws.    Each of Parent and its Subsidiaries:

          (i)    is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the Sarbanes-Oxley Act of 2002, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and all other applicable fair lending and fair housing laws or other laws relating to discrimination;

          (ii)   has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Parent's Knowledge, no suspension or cancellation of any of them is threatened; and

          (iii)  has received, since June 30, 2001, no notification or communication from any Governmental Authority (A) asserting that Parent or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Parent's Knowledge, do any grounds for any of the foregoing exist).

        (n)    Certain Contracts; Defaults.

          (i)    Except as set forth in Section 5.02(n)(i) of Parent Disclosure Schedule and documents entered into pursuant to the terms of this Agreement or for documents filed as exhibits to Parent's SEC documents, neither Parent nor any of its Subsidiaries is a party to, bound by or subject to any

  Contract as of the date hereof (A) with respect to the employment of any directors, officers, employees or consultants, (B) which would entitle any present or former director, officer, employee or agent of Parent or its Subsidiaries to indemnification from Parent or its Subsidiaries (other than the indemnity provisions in Parent Articles and Parent Bylaws and comparable provisions in the charter, articles of incorporation or bylaws of Parent's Subsidiaries), (C) which is a "material contract" (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in Parent's SEC Reports, (D) which materially restricts the conduct of any business by Parent or any of its Subsidiaries or upon consummation of the Merger would materially restrict the ability of the Surviving Corporation to engage in any business in which a savings and loan holding company may lawfully engage under the Home Owners' Loan Act, as amended or (E) any Contract, other than a Loan or a Derivative Transaction but including data processing, software programming and licensing contracts, that involves expenditures or receipts by Parent or any of its Subsidiaries in excess of $250,000 per year. Parent has previously delivered or made available to the Company true, complete and correct copies of each such document.

          (ii)   Each Contract to which Parent or any of its Subsidiaries is a party, by which any of its respective assets, business or operations may be bound or affected, or under which it or its respective assets, business or operations receives benefits, is a valid and legally binding obligation of Parent or a Subsidiary of Parent, as applicable, and to the Knowledge of Parent, the other party or parties thereto, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor's rights or by general equity principles). Neither Parent nor any of its Subsidiaries is in default under any Contract to which it is a party, by which its respective assets, business or operations may be bound or affected, or under which it or its respective assets, business or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

        (o)    Brokers.    Except with respect to the fees to be paid to Parent Financial Advisor, none of Parent, any Subsidiary of Parent or any of their respective directors or officers has incurred any liability for any broker's fees, commissions or finder's fees in connection with of the transactions contemplated hereby for which the Parent, any of its Subsidiaries or any of their respective directors or officers would be liable.

        (p)    Employee Benefit Plans.

          (i)    All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Parent and its Subsidiaries and current or former directors of Parent and its Subsidiaries, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based incentive and bonus plans (the "Parent Benefit Plans"), are identified in Section 5.02(p)(i) of Parent Disclosure Schedule. Parent has delivered or made available to Parent prior to the date of this Agreement true, correct and complete copies of the following documents: (A) each of Parent Benefit Plans, (B) all trust agreements or other funding arrangements for Parent Benefit Plans (including insurance Contracts) and all amendments thereto (all of which are disclosed in Section 5.02(p)(i) of Parent Disclosure Schedule), (C) with respect to any such Parent Benefit Plans or amendments, the most recent determination letters and all rulings, opinion letters (and any pending requests for rulings or letters), information letters or advisory opinions issued by the IRS, the United States Department of Labor or the PBGC, (D) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports and summary annual reports prepared for any Parent Benefit Plans with respect to the last three plan years and (E) the most recent summary plan descriptions and any material modifications thereto.

          (ii)   All Parent Benefit Plans are in all material respects in compliance with the applicable terms of ERISA, the Code and any other applicable laws and regulations. Each Parent Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Parent Pension Plan") and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS covering all changes in Tax laws prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 and, to Parent's Knowledge, there are no circumstances that would reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of such Parent Pension Plan under Section 401(a) of the Code. Each trust created under any Parent Benefit Plan subject to ERISA has been determined to be exempt from Tax under Section 501(a) of the Code and, to Parent's Knowledge, there are no circumstances that would reasonably be expected to result in revocation of such exemption.

          (iii)  There is no pending or, to Parent's Knowledge, threatened litigation relating to Parent Benefit Plans. Neither Parent nor any of its Subsidiaries has engaged in a transaction with respect to any Parent Benefit Plan or Parent Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof or the Effective Date, would reasonably be expected to subject Parent or any of its Subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

          (iv)  No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by Parent or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan" (which for purpose hereof includes the Financial Institutions Retirement Fund) within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Parent under Section 4001 of ERISA or Section 414 of the Code (a "Parent ERISA Affiliate"). Neither Parent nor any of its Subsidiaries has incurred in the six years prior to the date hereof, and neither expects to incur, any withdrawal liability with respect to a multiple employer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Parent Pension Plan or by any Parent ERISA Affiliate within the 12-month period ending on the date hereof or, to Parent's Knowledge, will be required to be filed in connection with the transactions contemplated by this Agreement. None of Parent, any of its Subsidiaries, or any Parent ERISA Affiliate has ever participated in, maintained, sponsored, contributed to or incurred a liability (actual or contingent) with respect to a multiemployer plan (within the meaning of Section 4001 of ERISA).

          (v)   All contributions required to be made under the terms of any Parent Benefit Plan have been timely made or have been reflected on the financial statements of Parent included in Parent's SEC Reports to the extent required by the terms of any such Parent Benefit Plan and to the extent required by GAAP and there is no Lien, nor is there expected to be a Lien, under Section 412(n) of the Code or Section 302(f) of ERISA or Tax under Section 4971 of the Code imposed against any Parent Benefit Plan. Neither any Parent Pension Plan nor any single-employer plan of a Parent ERISA Affiliate (a "Parent ERISA Affiliate Plan") has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and, to the Knowledge of Parent, no ERISA Affiliate has an outstanding funding waiver. Neither Parent nor any of its Subsidiaries has provided, or is required to provide, security to any Parent Pension Plan or to any single-employer plan of a Parent ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

          (vi)  Neither Parent nor any of its Subsidiaries is a "fiduciary" within the meaning of that term as defined under ERISA with respect to any "employee benefit plan" (within the meaning of

  Section 3(3) of ERISA), other than an employee benefit plan which covers solely the employees and independent contractors of Parent and its Subsidiaries.

          (vii)  Except as reflected in Section 5.02(p)(vii) of the Parent Disclosure Schedule, no Parent Pension Plan or Parent ERISA Affiliate Plan (including for the purpose of this subsection, the Financial Institutions Retirement Fund) that is subject to Title IV of ERISA has any "Unfunded Pension Liability."

          (viii)  Except as reflected in Section 5.02(p)(viii) of the Parent Disclosure Schedule, there are no pending or threatened claims, actions or lawsuits, other than routine claims for benefits in the ordinary course, asserted or instituted against (i) any Parent Benefit Plan or its assets, (ii) any Parent ERISA Affiliate with respect to any plan that is subject to Section 412 of the Code, or (iii) any fiduciary with respect to any Parent Benefit Plan or Parent ERISA Affiliate Plan for which Parent, its Subsidiaries, or any Parent ERISA Affiliate may be directly or indirectly liable, through indemnification obligations or otherwise.

          (ix)  Except as reflected in Section 5.02(p)(ix) of the Parent Disclosure Schedule, within the last six years, neither Parent, any Subsidiary, nor any Parent ERISA Affiliate has transferred any assets or liabilities of a Parent Benefit Plan or Parent ERISA Affiliate Plan that was subject to Title IV of ERISA which had, at the date of such transfer, an Unfunded Pension Liability or has engaged in a transaction which may be subject to Section 4069 of ERISA. No event has occurred which would result in any liability under Sections 4063, 4064, 4071 or 4243 of ERISA, and neither Parent, any of its Subsidiaries or any Parent ERISA Affiliate has any outstanding liability under Title IV of ERISA with respect to any Parent Benefit Plan or Parent ERISA Affiliate Plan.

          (x)   Neither Parent, any Subsidiary, nor any Parent ERISA Affiliate has engaged, directly or indirectly, in a non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) in connection with any employee benefit plan within the meaning of Section 3(3) of ERISA.

          (xi)  Except as reflected in Section 5.02(p) of the Parent Disclosure Schedule, no Parent Benefit Plan that is a non-tax qualified deferred compensation plan has any unfunded liability.

          (xii)  Each Parent Benefit Plan that provides welfare benefits has been operated in compliance with all requirements of Sections 601 through 609 of ERISA and Section 4980B of the Code and regulations thereunder, relating to the continuation of coverage under certain circumstances in which coverage would otherwise cease. Neither Parent, any Subsidiary, nor any Parent ERISA Affiliate has contributed to a nonconforming group health plan (as defined under Code Section 5000(c)) and no Parent ERISA Affiliate has incurred a tax under Section 5000(a) of the Code. Except as reflected in Section 5.02(p)(xii) of the Parent Disclosure Schedule, neither Parent, any of its Subsidiaries nor any Parent ERISA Affiliate maintains, sponsors or provides, or has maintained, sponsored or provided, post-retirement medical benefits, post-retirement death benefits or other post-retirement welfare benefits to its current employees or former employees, except as required by Section 4980B of the Code or under the continuation of coverage provisions of the law of any state or locality, and at the sole expense of the participant or the beneficiary of the participant.

          (xiii)  Subject to applicable law and the provisions of this Agreement, Parent and its Subsidiaries may amend or terminate any retiree health or life benefit under any Parent Benefit Plan at any time without incurring any liability thereunder. Parent and its Subsidiaries have complied with the requirements of the Health Insurance Portability and Accountability Act of 1996 with respect to each Parent Benefit Plan that provides welfare benefits. Neither Parent nor its Subsidiaries maintain any plan which is an "employee welfare benefit plan" (as such term is defined under Section 3(1) of ERISA) that has provided any "disqualified benefit" (as such term is defined in Section 4976(b) of the Code) with respect to which an excise tax could be imposed under Section 4976 of the Code.

        (q)    Labor Matters.    Neither Parent nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Parent or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Parent or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Parent's Knowledge, threatened, nor is Parent or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

        (r)    Environmental Matters.    (i) Parent and its Subsidiaries are in compliance with applicable Environmental Laws; (ii) to Parent's Knowledge, no real property (including buildings or other structures) currently or formerly owned or operated by Parent or any of its Subsidiaries, or any property in which Parent or any of its Subsidiaries has held a security interest, Lien or a fiduciary or management role ("Parent Loan Property"), has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws; (iii) to Parent's Knowledge, neither Parent nor any of its Subsidiaries could be deemed under applicable law to be the owner or operator of, or has participated in the management regarding Hazardous Substances of, any Parent Loan Property which has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws; (iv) to Parent's Knowledge, neither Parent nor any of its Subsidiaries has any liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither Parent nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vi) neither Parent nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; and (vii) to Parent's Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Parent or any of its Subsidiaries, any currently or formerly owned or operated property, or any Parent Loan Property, that could reasonably be expected to result in any claims, liability or investigations against Parent or any of its Subsidiaries, result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law or adversely affect the value of any Parent Loan Property.

        (s)    Tax Matters.

          (i)(A)   All Tax Returns required to be filed (taking into account any extensions of time within which to file) by or with respect to Parent and its Subsidiaries have been timely filed, (B) all such Tax Returns are accurate and complete, (C) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been timely paid in full or have been adequately reserved for in accordance with GAAP, (D) the United States federal, state and local income Tax Returns referred to in clause (A) have been examined by the IRS or the appropriate taxing authority for the periods set forth in Section 5.02(s) of Parent Disclosure Schedule or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (E) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full, except any such amount as is being contested in good faith and has been adequately reserved for in accordance with GAAP, (F) no material issues have been raised by the relevant taxing authority in connection with any audit, action, suit or proceeding which is currently pending with respect to any of the Tax Returns referred to in clause (A), (G) neither Parent nor any of its Subsidiaries has agreed to any currently effective waiver of any statute of limitation with respect to the assessment or collection of any Taxes of Parent or any of its Subsidiaries and (H) there are no liens for taxes (other than taxes not yet due and payable) upon the assets of Parent or any of its Subsidiaries.

          (ii)   Parent has made available to the Company true and correct copies of the federal, state and local income Tax Returns filed by Parent and its Subsidiaries for each of the three most recent fiscal years ended on or before June 30, 2004.

          (iii)  Neither Parent nor any of its Subsidiaries is a party to any "listed transaction" as defined in Treasury Regulation Section 1.6011-4(b)(2).

          (iv)  Neither Parent nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement (other than an agreement with a group the common parent of which is Parent or any predecessor of Parent), is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group the common parent of which is or was Parent or any predecessor of Parent) or otherwise has any liability for the Taxes of any Person (other than Parent and its Subsidiaries).

          (v)   No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to Parent or any of its Subsidiaries within the past five years.

          (vi)  Neither Parent nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Parent or any of its Subsidiaries, and the IRS has not initiated or proposed in writing any such adjustment or change in accounting method that would result in an adjustment in the taxable income of the Parent or any of its Subsidiaries.

          (vii) Neither Parent nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

          (viii) (A) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the Merger and (B) all Taxes that Parent or any of its Subsidiaries is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable law, have been paid to the proper Governmental Authority or other Person.

          (ix)  As of the date hereof, neither Parent nor any of its Subsidiaries has taken or agreed to take any action, failed to take any action or is aware of any fact or circumstance that is reasonably likely to prevent or impede the Bank Merger or the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or the opinion of tax counsel referred to in Section 7.01(e) from being obtained on a timely basis.

          (x)   Neither Parent nor any of its Subsidiaries has been a "distributing corporation" or a "controlled corporation" in a distribution intended to qualify under Section 355(a) of the Code within the past five years.

        (t)    Investment Securities.    Section 5.02(t) of Parent Disclosure Schedule sets forth a true, correct and complete list of the investment securities and mortgage backed securities held for sale and held for investment by Parent and its Subsidiaries, (the "Parent Investment Securities") as of December 31, 2004, as well as, with respect to such securities, their respective book and market values (or estimated market values) and coupon rates. Except for pledges to secure public and trust deposits, Federal Home Loan Bank advances and repurchase agreements entered into in arms'-length transactions in the ordinary course of business with customary commercial terms and conditions and other pledges required by law, none of Parent Investment Securities is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding any such investment security to freely dispose of such investment security at any time. Except as set forth in Section 5.02(t) of Parent Disclosure Schedule, no Parent Investment Security held by Parent or any of its Subsidiaries, were it to be a Loan held by Parent or any of its Subsidiaries, would be classified as "Special

Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import.

        (u)    Loans; Nonperforming and Classified Assets.

          (i)    Except as set forth in Section 5.02(u)(i) of Parent Disclosure Schedule, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to any written or oral (A) Loan of Parent or any Parent Subsidiary (collectively, the "Parent Loans") under the terms of which the obligor was, as of December 31, 2004, over sixty days delinquent in payment of principal or interest or to the Knowledge of Parent in default of any other provision, or (B) Parent Loan with any director, executive officer or five percent or greater shareholder of Parent or any of its Subsidiaries, or to the Knowledge of Parent, any Person controlling, controlled by or under common control with any of the foregoing. Section 5.02(u)(i) of Parent Disclosure Schedule identifies (A) each Parent Loan that as of December 31, 2004 was classified as "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import by Parent, any Parent Subsidiary or any OTS examiner, together with the principal amount of and accrued and unpaid interest on each such Parent Loan and the identity of the borrower thereunder, and (B) each asset of Parent or any Parent Subsidiary that as of December 31, 2004 was classified as OREO and the book value thereof as of such date.

          (ii)   Each Parent Loan (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) to the Knowledge of Parent, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (iii)  The loan documents with respect to each Parent Loan were in material compliance with applicable laws and regulations and Parent's lending policies at the time of origination or acquisition of such Parent Loans and are complete and correct.

          (iv)  Neither Parent nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates Parent or any of its Subsidiaries to repurchase from any such Person any Parent Loan or other asset of Parent or any of its Subsidiaries.

        (v)    Tangible Properties and Assets.

          (i)    Section 5.02(v)(i) of Parent Disclosure Schedule sets forth a true, correct and complete list of all real property owned by Parent or any Parent Subsidiary. Except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, each of Parent and the Parent Subsidiaries has good title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (A) statutory Liens for amounts not yet delinquent and (B) Liens that, individually and in the aggregate, are not material in character, amount or extent, or do not materially detract from the value and do not materially interfere with the present use, occupancy or operation of any material asset.

          (ii)   Section 5.02(v)(ii) of Parent Disclosure Schedule sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which each of Parent or any Parent Subsidiary uses or occupies or has the right to use or occupy, now or in the future, real property (the "Parent Leases"). Each Parent Lease is a valid and binding obligation of Parent or its applicable Subsidiary and is in full force and effect and, as of the date hereof, neither Parent nor any Parent Subsidiary has received a written notice of, and otherwise has no Knowledge of, any default or termination (prior to expiration of the term) with respect to any Parent Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by Parent or any Parent Subsidiary of, or material default by Parent or any Parent Subsidiary in, the performance of any covenant, agreement or condition contained in any Parent Lease, and to Parent's Knowledge, no lessor under a Parent Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Parent Lease. Parent and Parent Subsidiaries have paid all rents and other charges to the extent due under Parent Leases.

        (w)    Intellectual Property.    Parent and its Subsidiaries own or have a valid license to use all Intellectual Property used in or held for use in the conduct of the business of Parent or any of its Subsidiaries (the "Parent Intellectual Property") and the Parent Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of Parent and its Subsidiaries as currently conducted. The Parent Intellectual Property owned by Parent or any of its Subsidiaries, and to the Knowledge of Parent, all other Parent Intellectual Property, is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Parent nor any of its Subsidiaries has received notice challenging the validity or enforceability of any Parent Intellectual Property. To the Knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any Person.

        (x)    Fiduciary Accounts.    Parent and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Parent nor any of its Subsidiaries, nor to the Knowledge of Parent or any of its Subsidiaries, any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

        (y)    Insurance.

          (i)    Section 5.02(y)(i) of Parent Disclosure Schedule identifies all of the material insurance policies, binders, or bonds currently maintained by Parent or any of its Subsidiaries, other than credit-life policies (the "Parent Insurance Policies"), including the insurer, policy numbers and any pending claims thereunder involving more than $100,000. Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined to be prudent in accordance with industry practices. All Parent Insurance Policies are in full force and effect, Parent and its Subsidiaries are not in material default thereunder and all claims thereunder have been filed in due and timely fashion.

          (ii)   Section 5.02(y)(ii) of Parent Disclosure Schedule sets forth a true and correct summary description of all bank-owned life insurance owned by Parent or any of its Subsidiaries. The value of such bank-owned life insurance is fairly and accurately reflected in the Parent financial statements included in Parent SEC Reports in accordance with GAAP consistently applied.

        (z)    Transactions with Affiliates.    All "covered transactions" between Parent Bank and an "affiliate" within the meaning of Sections 23A and 23B of the Federal Reserve Act have been in compliance with such provisions and the regulations of the Federal Reserve Board thereunder.

        (aa)    Parent Information.    The information relating to Parent and its Subsidiaries to be provided by Parent or its representatives in writing for inclusion in the Proxy Statement/Prospectus, the Registration Statement, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or

Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Authority in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act.

        (bb)    Financial Ability.    On the Effective Date and through the date of payment of the Aggregate Cash Consideration, Parent will have all funds necessary to complete the Merger and pay the Aggregate Cash Consideration.

        (cc)    Fairness Opinion.    Prior to the execution of this Agreement, Parent Board has received the written opinion of Parent Financial Advisor to the effect that as of the date hereof, and based upon and subject to the matters set forth therein, the Merger Consideration to be paid by Parent is fair from a financial point of view to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

        (dd)    Derivative Transactions.

          (i)    All Derivative Transactions entered into by Parent or any of its Subsidiaries or for the account of any of its customers were entered into in accordance with applicable laws, rules, regulations and regulatory policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. Parent and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of Parent, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

          (ii)   Except as set forth in Section 5.01(dd)(ii) of Parent Disclosure Schedule, no Derivative Transaction, were it to be a Loan held by Parent or any of its Subsidiaries, would be classified as "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import. The financial position and results of operations of Parent and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction have been reflected in the books and records of Parent and such Subsidiaries in accordance with GAAP consistently applied, and, except set forth in Section 5.01(dd)(ii) of Parent Disclosure Schedule, as of the date hereof, no open exposure of Parent or any of its Subsidiaries with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exceeds $250,000.

        (ee)    Disclosure.    The representations and warranties contained in this Section 5.02 are true, correct and complete and do not omit to state any material fact necessary in order to make the statements and information contained in this Section 5.02 not misleading under the circumstances.

ARTICLE VI

COVENANTS

        6.01    Reasonable Best Efforts.    Subject to the terms and conditions of this Agreement, each Party to this Agreement agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, so as to permit consummation of the Merger promptly as practicable and the consummation of the Bank Merger immediately subsequent to the Merger, and otherwise to enable consummation of the Merger and the Bank Merger, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other Party hereto to that end, provided, however, that a

Party shall not be obligated to take any action pursuant to the foregoing if it would or would be reasonably expected to result in a condition or restriction on the Surviving Corporation having an effect of the type referred to in the proviso clause in Section 7.01(b).

        6.02    Shareholder Approval.

        (a)   The Company agrees to take, in accordance with applicable law and the Company Articles and Company Bylaws, all action necessary to convene as promptly as practicable after the Registration Statement is declared effective a special meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by the Company's shareholders in order to permit consummation of the transactions contemplated hereby, and except with the prior approval of Parent, no other matters shall be submitted for the approval of the Company shareholders at such meeting. The Company Board shall at all times prior to and during such meeting recommend approval of this Agreement and any other matters required to be approved by the Company's shareholders in order to permit consummation of the transactions contemplated hereby, and shall take all reasonable lawful action to solicit such approval by its shareholders; provided that nothing in this Agreement shall prevent the Company Board from withholding, withdrawing, amending or modifying such recommendation (a "Change in Recommendation") if the Company Board determines, after consultation with its outside counsel, that such action is legally required in order for the directors to comply with their fiduciary duties to the Company shareholders under applicable law; provided further that Section 6.07 shall govern a Change in Recommendation in the circumstances described therein. Notwithstanding anything contained in this Agreement to the contrary, this Agreement shall be submitted to the shareholders of the Company for their approval at a meeting held in accordance with this Section 6.02 and nothing contained herein shall be deemed to relieve the Company of such obligation.

        (b)   Parent agrees to take, in accordance with applicable law and the Parent Articles and Parent Bylaws, all action necessary to convene as promptly as practicable after the Registration Statement is declared effective a special meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Parent's shareholders in order to permit consummation of the transactions contemplated hereby, and except with the prior approval of the Company, no other matters shall be submitted for the approval of Parent shareholders at such meeting. The Parent Board shall at all times prior to and during such meeting recommend approval of this Agreement and any other matters required to be approved by Parent's shareholders in order to permit consummation of the transactions contemplated hereby, and shall take all reasonable lawful action to solicit such approval by its shareholders.

        6.03.    Registration Statement.

        (a)   Parent agrees to prepare and file a registration statement on Form S-4 or other applicable form (as may be amended, the "Registration Statement") with the SEC in connection with the issuance of Parent Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials constituting a part thereof (the "Proxy Statement/Prospectus") and all related documents). The Company shall prepare and furnish such information relating to it and its directors, officers and shareholders as may be reasonably required in connection with the above-referenced documents based on its Knowledge of and access to the information required for said documents, and the Company, and its legal, financial and accounting advisors, shall have the right to review in advance and reasonably approve such Registration Statement prior to its filing. The Company agrees to reasonably cooperate with Parent and Parent's counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisors and independent auditor in connection with the Registration Statement and the Proxy Statement/Prospectus. Provided that the Company has reasonably cooperated in all material respects as described above, Parent agrees to promptly file, or cause to be filed, the Registration Statement and the Proxy Statement/Prospectus with the SEC. Each of the Company and Parent agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or "blue sky" permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, Parent and the Company shall promptly mail the Proxy Statement/Prospectus to their respective shareholders.

        (b)   Parent agrees to advise the Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Parent is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

        6.04    Regulatory Filings.

        (a)   Each of Parent and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement (which applications shall include an application by Parent Bank to be filed with the OTS in order to exercise trust powers); and provided that the Company has reasonably cooperated in all material respects as described above, any initial filings with Governmental Authorities shall be made by Parent as promptly as reasonably practicable after the date hereof. Each of Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any Governmental Authority or third party in connection with the transactions contemplated hereby. In exercising the foregoing right, each of Parent and the Company agrees to act reasonably and as promptly as practicable. Each of Parent and the Company agrees that it shall consult with the other Party with respect to the obtaining of all material permits, consents, approvals and authorizations of all Governmental Authorities and third parties necessary or advisable to consummate the transactions contemplated hereby, and each of Parent and the Company shall keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

        (b)   Each of Parent and the Company agrees, upon request, to furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of its Subsidiaries to any third party or Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

        6.05    Public Announcements.    The Company and Parent shall consult with each other before issuing any press release, other public statement or broadly distributed internal communication with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement or broadly distributed internal communication without the prior consent of the other Party, which shall not be unreasonably withheld; provided, however, that Parent or the Company may, without the prior consent of the other Party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the requirements of the SEC or Nasdaq. The Company and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated hereby as reasonably requested by the other Party.

        6.06    Access; Information.

        (a)   Each of the Parties agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other Party and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel of Parent or the Company, as the case may be, and its Subsidiaries and to such other information relating to Parent or the Company, as the case may be, or its Subsidiaries as such Party may reasonably request and, during such period, each Party shall furnish promptly to the other Party all information concerning the business, properties and personnel of Parent or the Company, as the case may be, or its Subsidiaries as such Party may reasonably request.

        (b)   All information furnished by Parent or the Company to the other Party pursuant to Section 6.06(a) shall be subject to, and the other Party shall hold all such information in confidence in accordance with, the provisions of the Confidentiality Agreement, dated as of September 1, 2004, between the Company and Parent (the "Confidentiality Agreement").

        (c)   No investigation by a Party of the business and affairs of the other Party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to the obligations of the Party to consummate the Merger.

        6.07.    No Solicitation.

        (a)   From the date of this Agreement through the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or its Subsidiaries' directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly through another Person, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) enter into any agreement with respect to an Acquisition Proposal, (iii) participate in any discussions or negotiations regarding any Acquisition Proposal or (iv) make or authorize any statement or recommendation in support of any Acquisition Proposal. If, and only to the extent that, (i) the approval of this Agreement by the Company's shareholders has not occurred, (ii) the Company Board reasonably determines in good faith, after consultation with its outside legal counsel, that such action would be required in order for directors of the Company to comply with their respective fiduciary duties under applicable law in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 6.07(a) that the Company Board believes in good faith is a Superior Proposal and (iii) the Company provides notice to Parent of its decision to take such action in accordance with the requirements of Section 6.07(b), the Company may (1) furnish information with respect to the Company to any Person making such an Acquisition Proposal pursuant to a customary confidentiality agreement (as determined by the Company after consultation with its outside legal counsel) on terms substantially similar to, and no less favorable to the Company than, the terms contained in any such agreement between the Company and Parent, (2) participate in discussions or negotiations regarding such an Acquisition Proposal and (3) authorize any statement or recommendation in support of such an Acquisition Proposal and effect a Change in Recommendation.

        (b)   The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any Subsidiary by any Person that informs the Company Board or a member of the senior management of the Company or any Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of the Company or any Subsidiary, and the material terms of any such Acquisition Proposal and any modification or amendment to such Acquisition Proposal. The Company shall keep Parent fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. The Company also shall promptly, and in any event within 24 hours, notify Parent, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with Section 6.07(a).

        (c)   From the date of this Agreement through the Effective Time, Parent shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or its Subsidiaries' directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly through another Person, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Parent Acquisition Proposal, (ii) enter into any agreement with respect to a Parent Acquisition Proposal, (iii) participate in any discussions or negotiations regarding any Parent Acquisition Proposal or (iv) make or authorize any statement or recommendation in support of any Parent Acquisition Proposal. If, and only to the extent that, the Parent Board reasonably determines in good faith, after consultation with its outside legal counsel, that such action would be appropriate in response to a bona fide, written Parent Acquisition Proposal not solicited in violation of this Section 6.07(c) and Parent provides notice to the Company of its decision to take such action in accordance with the requirements of Section 6.07(d), Parent may (1) furnish information with respect to Parent to any Person making such a Parent Acquisition Proposal pursuant to a customary confidentiality agreement (as determined by Parent after consultation with its outside legal counsel) on terms substantially similar to, and no less favorable to Parent than, the terms contained in any such agreement between the Company and Parent, (2) enter into an agreement with respect to a Parent Acquisition Proposal, (3) participate in discussions or negotiations regarding such a Parent Acquisition Proposal and (4) authorize any statement or recommendation in support of such a Parent Acquisition Proposal.

        (d)   Parent shall notify the Company promptly (but in no event later than 24 hours) after receipt of any Parent Acquisition Proposal, or any material modification of or material amendment to any Parent Acquisition Proposal, or any request for nonpublic information relating to Parent or any of its Subsidiaries or for access to the properties, books or records of Parent or any Subsidiary by any Person that informs Parent Board or a member of the senior management of Parent or any Subsidiary that it is considering making, or has made, a Parent Acquisition Proposal. Such notice to the Company shall be made orally and in writing, and shall indicate the identity of the Person making the Parent Acquisition Proposal or intending to make or considering making a Parent Acquisition Proposal or requesting non-public information or access to the books and records of Parent or any Subsidiary, and the material terms of any such Parent Acquisition Proposal and any modification or amendment to such Parent Acquisition Proposal. Parent shall keep the Company fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Parent Acquisition Proposal, indication or request. Parent also shall promptly, and in any event within 24 hours, notify the Company, orally and in writing, if it enters into discussions or negotiations concerning any Parent Acquisition Proposal in accordance with Section 6.07(c). Parent shall provide written notice to the Company at least three business days in advance of its intention to enter into an agreement implementing any Parent Acquisition Proposal. Not later than three business days after receipt of such notice from Parent, the Company shall provide notice to Parent in writing whether it consents to Parent's entering into an agreement implementing any Parent Acquisition Proposal.

        (e)   Each of the Parties and their respective Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the other Party) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than the other Party who have been furnished confidential information regarding such Party in connection with the solicitation of or discussions regarding an Acquisition Proposal or a Parent Acquisition Proposal, as the case may be, within the 12 months prior to the date hereof promptly to return or destroy such information. Each of the Parties agree not to, and to cause their respective Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which such Party or its Subsidiaries is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal or a Parent Acquisition Proposal, as the case may be.

        (f)    Each of the Parties shall ensure that their respective directors, officers, employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of such Party or its Subsidiaries are aware of the restrictions described in this Section 6.07 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.07 by any director, officer, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of a Party or its Subsidiaries, at the direction or with the consent of such Party or its Subsidiaries, shall be deemed to be a breach of this Section 6.07 by such Party.

        (g)   Nothing contained in this Agreement shall prevent a Party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or Parent Acquisition Proposal, as the case may be, provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

        6.08    Indemnification.

        (a)   After the Effective Time, Parent (the "Indemnifying Party") shall indemnify and hold harmless each present and former director, officer and employee of the Company or a Company Subsidiary, as applicable, determined as of the Effective Time (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of the Company or any Company Subsidiary or is or was serving at the request of the Company or any of the Company Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or any of the transactions contemplated hereby, to the fullest extent and on the same terms (including, without limitation, advancement of expenses) which such Indemnified Parties would be entitled under the Company Articles and Company Bylaws or equivalent documents of any Company Subsidiary, as applicable in each case as in effect on the date hereof. Without limiting the foregoing, Parent also agrees that limitations on liability existing in favor of the Indemnified Parties as provided in the Company Articles and Company Bylaws or similar governing documents of the Company Bank and any other Subsidiary of the Company as in effect on the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and the Bank Merger and shall continue in full force and effect from and after the Effective Time.

        (b)   Any Indemnified Party wishing to claim indemnification under this Section 6.08, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party except to the extent that such failure actually prejudices the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnifying Party and the Indemnified Parties will cooperate reasonably in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent, which shall not be unreasonably withheld or delayed, and (iv) the Indemnifying Party shall have no obligation hereunder to the extent that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations or by an applicable federal or state banking agency or a court of competent jurisdiction.

        (c)   Prior to the Effective Time, Parent shall use its reasonable best efforts to cause the persons serving as directors and officers of the Company immediately prior to the Effective Time to be covered by the directors' and officers' liability insurance policy maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing comparable terms and conditions as such policy or single premium tail coverage with policy limits equal to the Company's existing coverage limits and which is not less advantageous to such directors and officers) for a six-year period following the Effective Time with respect to acts or omissions occurring prior to the Effective Time which were committed by such directors and officers in their capacities as such, provided that in no event shall Parent be required to expend for any one year an amount in excess of 200% of the current annual amount expended by the Company to maintain such insurance (the "Insurance Amount"), and further provided that if Parent is unable to maintain or obtain the insurance called for by this Section 6.08(c) as a result of the preceding provision, Parent shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

        (d)   If Parent or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.08.

        (e)   The provisions of this Section 6.08 shall survive the Merger and the Bank Merger, and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

        6.09    Employees; Benefit Plans.

        (a)   Prior to the Effective Time, Parent shall take all reasonable action so that employees of the Company and its Subsidiaries who become employees of Parent and its Subsidiaries (the "Transferred Employees") shall be entitled to participate, effective as soon as administratively practicable following the Effective Time, in each of the Parent Benefit Plans to the same extent as similarly-situated employees of Parent and its Subsidiaries, and the employees of PCIS will be eligible to participate in the Parent Benefit Plans (it being understood that inclusion of the employees of the Company and its Subsidiaries in Parent Benefit Plans may occur at different times with respect to different plans and that any grants to any former employee of the Company or its Subsidiaries under any Parent Stock Plan shall be discretionary with Parent). Notwithstanding the foregoing, Parent may determine to continue any of the employee benefit plans, programs or arrangements of the Company or any of its Subsidiaries for Transferred Employees in lieu of offering participation in Parent Benefit Plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any of such benefit plans, or to merge any such benefit plans with Parent Benefit Plans, provided the result is the provision of benefits to Transferred Employees that are substantially similar to the benefits provided to the employees of Parent and Parent Bank generally. At the request of Parent, the Company and its Subsidiaries shall take all necessary action to cause its defined benefit pension plan to be frozen immediately prior to the Effective Time. Parent shall cause each Parent Benefit Plan, including the Parent Employee Stock Ownership Plan, in which Transferred Employees are eligible to participate to recognize, for purposes of determining eligibility to participate in and the vesting of benefits (but not for accrual of benefits) under Parent Benefit Plans the service of such Transferred Employees with the Company and its Subsidiaries to the same extent as such service was credited for such purpose by the Company; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. The Company Designees shall be entitled to participate, effective as of the Effective Time, in each of the Parent Benefit Plans that the Parent Designees participate in, but shall not be credited for their past service provided to the Company or any of its Subsidiaries in any respect thereto.

        (b)   If Transferred Employees become eligible to participate in a medical, dental, health or disability plan of Parent or its Subsidiaries, Parent shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health, dental or disability plans of Parent, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the plan year that includes the Effective Time prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Effective Time.

        (c)   An employee of the Surviving Corporation or any of its Subsidiaries who was an employee of Parent or the Company or any of their respective Subsidiaries immediately prior to the Effective Time (other than in each case any employee who is party to an employment agreement or a severance or change-in-control agreement) whose employment terminates other than for "cause" during the one-year period following the Effective Time shall be entitled to receive severance payments from Parent or its Subsidiaries equal in amount to one week's base pay for each full year such employee was employed by Parent or the Company or their respective Subsidiaries or any successor or predecessor thereto, provided such terminated employee had at least two years of credited service and subject to a minimum of two weeks' severance and a maximum of 26 weeks' severance. For purposes of this Section 6.09(c), "cause" shall mean termination because of the employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or willful violation of any law, rule, or regulation (other than traffic violations or similar violations).

        (d)   The Surviving Corporation shall honor, or cause to be honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, current and former employees and directors of the Company and its Subsidiaries, including without limitation any benefits or rights arising as a result of the Merger (either alone or in combination with any other event), which are identified in Section 5.01(p)(i) of the Company Disclosure Schedule, other than the contractual rights which are superseded by the new employment and severance agreements being entered into pursuant to Section 6.17(a) hereof.

        (e)   The Company shall take all necessary action to cause the Company ESOP to be terminated as of the Effective Time. The Merger Consideration received by the Company ESOP trustee with respect to any unallocated shares of Company Common Stock shall be allocated as earnings to the accounts of all participants in the Company ESOP, in accordance with the Company ESOP's terms and conditions in effect as of the date of this Agreement, to the maximum extent permitted under the Code and applicable law. The accounts of all participants and beneficiaries in the Company ESOP immediately prior to the Effective Time shall become fully vested as of the Effective Time. As soon as practicable after the date hereof, but in no event later than 60 days after the date of this Agreement, the Company shall file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the Company ESOP as of the Effective Time, with a copy to be provided to Parent and its counsel. As soon as practicable after the later of the Effective Time or the receipt of a favorable determination letter for termination from the IRS, the account balances in the Company ESOP shall be distributed to participants and beneficiaries or transferred to an eligible individual retirement account as a participant or beneficiary may direct. The dollar amount of the contributions to the Company ESOP from the date hereof through the Effective Date shall not exceed the amount of the contributions to the Company ESOP for the corresponding period in calendar 2004 unless otherwise required by law.

        (f)    Except as otherwise provided in this Section 6.09, nothing contained in this Section 6.09 shall be interpreted as preventing the Surviving Corporation from amending, modifying or terminating any Company Benefit Plan, Parent Benefit Plan or other contracts, arrangements, commitments or understandings in accordance with their terms and applicable law.

        6.10.    The Bank Merger.    Parent and the Company agree to take all action necessary and appropriate to cause the Company Bank to merge with and into Parent Bank with Parent Bank surviving such Bank Merger (the "Surviving Bank") in accordance with applicable laws and regulations, it being the intention of the Parties that the Bank Merger be consummated as promptly as practicable upon consummation of the Merger. The agreement setting forth the terms of the merger of the Company Bank with and into Parent Bank (the "Bank Merger Agreement") and the related Articles of Combination, shall contain terms that are normal and customary in light of the transactions contemplated hereby, including but not limited to those set forth in Section 6.17, and such additional terms as are necessary to carry out the purposes of this Agreement.

        6.11.    Advice of Changes.    Parent and the Company shall promptly advise the other Party of any change or event having, or which could be reasonably expected to have, a Material Adverse Effect on it or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided that a failure to comply with this Section 6.11 shall not constitute the failure of any condition set forth in Article VII to be satisfied, or give rise to any right of termination under Section 8.01(d) or (e), unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied or the right to terminate this Agreement under Section 8.01(d) or (e), as the case may be. From time to time prior to the Effective Time (and on a date prior to the Closing Date mutually agreed to by the Parties), each of Parent and the Company will supplement or amend its Disclosure Schedules (other than those referred to in Section 6.17, which may not be modified without the prior written consent of the other Party hereto) delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered materially inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining the accuracy of the representations and warranties of the Company and Parent contained in Article V in order to determine the fulfillment of the conditions set forth in Sections 7.02(a) or 7.03(a) hereof, respectively, or the compliance by the Company and Parent with their respective covenants and agreements contained herein.

        6.12.    Current Information.    During the period from the date of this Agreement to the Effective Time, the Parties will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other Party and to report the general status of the ongoing operations of Parent or the Company, as the case may be, and its Subsidiaries. Without limiting the foregoing, each of the Parties agrees to provide the other Party (or make available in the case of documents filed with the SEC) (i) within ten Business Days following the close of each calendar month between the date hereof and the Effective Time (20 Business Days in the case of the month of June), a consolidated statement of financial condition at the end of such month and comparative consolidated statements of operations for such month and the same month in the prior year, (ii) a copy of each report filed by Parent or the Company, as the case may be, and its Subsidiaries with a Governmental Authority within three Business Days following the filing thereof and (iii) monthly updates of the information required to be set forth in Section 5.01(v)(i) of the Company Disclosure Schedule or Section 5.02(u)(i) of the Parent Disclosure Schedule, as the case may be. Each of the Parties will promptly notify the other Party of any material change in the normal course of business or in the operation of the properties of such Party or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving such Party or any of its Subsidiaries, and will keep the other Party fully informed of such events.

        6.13.    Affiliates.    The Company shall use its reasonable best efforts to identify those persons who may be deemed to be "affiliates" of the Company within the meaning of Rule 145 promulgated by the SEC under the Securities Act (the "Company Affiliates") and to cause each person so identified to deliver to Parent as soon as practicable, and in any event prior to the Closing Date, a written agreement with respect to compliance with the requirements of Rule 145 under the Securities Act in connection with the sale or other transfer of Parent Common Stock received in the Merger, which agreement shall be substantially in the form of Exhibit 6.13 hereto.

        6.14.    Stock Listing.    Parent shall provide appropriate notice to the Nasdaq to list the additional shares of Parent Common Stock to be issued in the Merger.

        6.15.    Certain Policies.    Prior to the Effective Date, each of the Company and its Subsidiaries shall, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, modify or change its loan reserve, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Parent; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Sections 7.01(a) and 7.01(b); and further provided that in any event, no accrual or reserve made by the Company or any of its Subsidiaries pursuant to this Section 6.15 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of the Company or its management with any such adjustments.

        6.16.    Section 16 Matters.    Parent and the Company agree that, in order to most effectively compensate and retain Company Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock into shares of Parent Common

Stock and/or of Company Options into options to acquire Parent Common Stock, and for that compensatory and retentive purpose agree to the provisions of this Section 6.16. Assuming that the Company delivers to Parent the Section 16 Information (as defined below) in a timely fashion, Parent Board, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that the receipt by Company Insiders of Parent Common Stock in exchange for shares of Company Common Stock and/or of options to acquire Parent Common Stock in exchange for Company Options pursuant to the Merger and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. "Section 16 Information" shall mean information accurate in all material respects regarding the Company Insiders, the number of shares of Company Common Stock and/or Company Options held by each such Company Insider and expected to be exchanged for Parent Common Stock or options to acquire Parent Common Stock in the Merger and the number and description of the Company Options held by each such Company Insider; provided that the requirement for a description of any Company Options shall be deemed to be satisfied if copies of all Company Stock Plans, and forms of agreements evidencing grants thereunder, under which such Company Options have been granted have been made available to Parent. "Company Insiders" shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

        6.17.    Certain Other Agreements.

        (a)   Concurrently with the execution of this Agreement by the Company and Parent, Parent and Parent Bank shall enter into new employment agreements to be effective as of the Effective Date with the persons named in Section 6.17(a)(i) of the Parent Disclosure Schedule. Parent and Parent Bank intend to offer to enter into new severance agreements to be effective as of the Effective Date with the persons named in Section 6.17(a)(ii) of the Parent Disclosure Schedule. The forms of such employment and severance agreements are included in Section 6.17(a) of the Parent Disclosure Schedule.

        (b)   Following the date of this Agreement and prior to the Effective Time, Parent shall take all action necessary to increase the size of its Board of Directors by one person to ten (10) members and to fill the vacancy created thereby. In addition, Parent shall take all action necessary to further increase the size of the Board of Directors of the Surviving Corporation to seventeen (17) effective as of the Effective Time, consisting of the ten members of the Board of Directors of Parent immediately prior to the Effective Time (the "Parent Designees") and seven (7) members from the Company's Board of Directors as set forth in Section 6.17(b)(i) of the Company Disclosure Schedule (the "Company Designees") (the Parties hereto agree that Section 6.17(b)(i) of the Company Disclosure Schedule shall be delivered to Parent within 10 business days of the date of this Agreement). The directors from the Company Board of Directors shall be allocated among the three classes of the Board of Directors of the Surviving Corporation as set forth in Section 6.17(b)(i) of the Company Disclosure Schedule. For three years following the Effective Time, the size of the Board of Directors of the Surviving Corporation and the size of each class of directors shall not be changed without the approval of a majority of each of the (i) Parent Designees and (ii) Company Designees. In the event of the death, disability, resignation, removal or retirement of any of the Parent Designees or the Company Designees within the three-year period subsequent to the Effective Time, the Parties agree that the then remaining Parent Designees or Company Designees, as the case may be, shall be responsible for identifying successors to serve the remaining term of the departing Parent Designee or Company Designee, as the case may be (any such successors to the Parent Designees or the Company Designees, and any of their successors, shall also be considered for the purposes hereof to be "Parent Designees" or "Company Designees," as the case may be). In addition, the Company Designees shall have proportional representation (or representation as close to proportional as possible) on the Executive, Audit, Compensation, Nominating and Corporate Governance and any other major committees of the Board of Directors of the Surviving Corporation for a period of three years following the Effective

Time. Parent's current Chairman of the Board, William W. Langan, shall be succeeded in such position by the current Vice Chairman of Parent's Board of Directors, Rosemary C. Loring (or her successor who shall be a Parent Designee), upon Mr. Loring's relinquishing the title of Chairman of the Board, which is scheduled to occur as of June 30, 2005, and Ms. Loring, or her successor, will serve as Chairman of the Board of the Surviving Corporation for at least three years thereafter. Parent's Board of Directors shall also take all necessary action following the date of this Agreement to cause the persons specified in Section 6.17(b)(ii) of the Company Disclosure Schedule to be appointed to the offices of the Surviving Corporation specified in such Schedule. The persons serving as directors of Parent and the Surviving Corporation, as the case may be, also shall constitute the members of the Board of Directors of Parent Bank subsequent to the date of this Agreement and for not less than three years subsequent to the Effective Time. On or prior to the Effective Time, Parent shall amend its Bylaws in the form set forth in Section 6.17(b)(ii) of the Parent Disclosure Schedule, which Bylaw amendments shall not be further amended during the three-year period following the Effective Time without the affirmative vote of a majority of each of (i) the Parent Designees and (ii) the Company Designees.

        (c)   For not less than three years subsequent to the Bank Merger, the offices of Parent Bank immediately prior to the Effective Time shall be operated as the "Willow Grove Division" of the Surviving Bank and the offices of the Company Bank immediately prior to the Effective Time and shall be operated as the "First Financial Division" of the Surviving Bank.

        (d)   Prior to the Effective Time, the Company shall use its best efforts to obtain supplemental indentures with the trustees of the outstanding floating rate junior subordinated deferrable interest debentures to evidence the succession of Parent as of the Effective Time. The form of the supplemental indenture shall be reasonably acceptable to Parent, and Parent agrees to assume the covenants, agreements and obligations of the Company under such indentures.

        (e)   The Parties hereto will cooperate after the date of this Agreement, and shall retain such third party advisors as they shall mutually agree upon, in order to identify mutually agreeable new names for the Surviving Corporation and the Surviving Bank which new names shall become effective as of the Effective Time or as soon thereafter as is practicable. Parent and Parent Bank shall take all necessary and appropriate action, including but not limited to amending the Parent Articles and the Charter of Parent Bank, in order to implement the name changes referred to herein as of the Effective Time or as soon thereafter as is practicable.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

        7.01.    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligation of each of the Parties hereto to consummate the Merger is subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the Parties hereto prior to the Closing Date of each of the following conditions:

        (a)    Shareholder Approval.    This Agreement shall have been duly approved by the requisite votes of the holders of outstanding shares of Company Common Stock and the holders of outstanding shares of Parent Common Stock.

        (b)    Regulatory Approvals.    Other than the filings provided for in Section 2.02(a), all authorizations, consents, permits, orders or approvals of, or declarations or filings with, any Governmental Authority which are necessary for the consummation of the Merger and the Bank Merger (including Parent Bank's application to exercise trust powers) shall have been filed, have occurred or been obtained and be in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such authorizations, consents, orders, approvals, declarations and filings and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals"), provided that no such Requisite Regulatory Approval shall contain any condition, restriction or requirement which would have, or would be reasonably expected to have, a Material Adverse Effect on the Company or the Surviving Corporation.

        (c)    No Injunctions or Restraints; Illegality.    No judgment, order, injunction or decree (whether temporary, preliminary or permanent) issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, restricts or makes illegal the consummation of the Merger or the Bank Merger.

        (d)    Registration Statement; Blue Sky Laws.    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn. Parent shall have received all required approvals by state securities or "blue sky" authorities with respect to the Merger.

        (e)    Tax Opinions.

          (i)    Parent shall have received an opinion of Elias, Matz, Tiernan & Herrick L.L.P., dated the Effective Date, in form and substance reasonably satisfactory to Parent, based upon facts, representations and assumptions set forth in such opinion, to the effect that, for federal income tax purposes, each of the Bank Merger and the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

          (ii)   The Company shall have received an opinion of Cozen O'Connor, dated the Effective Date, in form and substance reasonably satisfactory to the Company, based upon facts, representations and assumptions set forth in such opinion, to the effect that, for federal income tax purposes, each of the Bank Merger and the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

          (iii)  In rendering such opinions, Elias, Matz, Tiernan & Herrick L.L.P. and Cozen O'Connor may require and shall be entitled to rely upon customary representations contained in certificates of officers of Parent and the Company and other persons, reasonably satisfactory in form and substance to such counsel.

          (iv)  Each Party shall have had the opportunity to review the tax opinion of the other Party's legal counsel, including the representations, covenants, or other matters in reliance on which the opinions are being rendered, and shall be reasonably satisfied with the completeness and accuracy of said opinions.

        7.02.    Conditions to Obligation of the Company.    The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver by the Company prior to the Closing Date of each of the following conditions:

        (a)    Representations and Warranties.    Subject to the standard set forth in Section 9.02, the representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date). The Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

        (b)    Performance of Obligations of Parent.    Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

        (c)    Deposit of Merger Consideration.    Parent shall have deposited with the Exchange Agent the Merger Consideration to be paid to holders of the Company Common Stock pursuant to Article III hereof.

        (d)    Other Actions.    Parent shall have furnished the Company with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and 7.02 as the Company may reasonably request.

        7.03.    Conditions to Obligation of Parent.    The obligation of Parent to consummate the Merger is also subject to the fulfillment or written waiver by Parent prior to the Closing Date of each of the following conditions:

        (a)    Representations and Warranties.    Subject to the standard set forth in Section 9.02, the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date). Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

        (b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

        (c)    Other Actions.    The Company shall have furnished Parent with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and 7.03 as Parent may reasonably request.

        7.04.    Frustration of Closing Conditions.    Neither Parent nor the Company may rely on the failure of any condition set forth in Section 7.01, 7.02 or 7.03, as the case may be, to be satisfied if such failure was caused by such Party's breach of its obligation to use reasonable best efforts to consummate the Merger or the Bank Merger and the other transactions contemplated by this Agreement, as required by Section 6.01.

ARTICLE VIII

TERMINATION

        8.01.    Termination.    This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

        (a)    Mutual Consent.    At any time prior to the Effective Time, by the mutual consent of Parent and the Company if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

        (b)    No Regulatory Approval.    By the Company or Parent, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event any Requisite Regulatory Approval shall have been denied by final, nonappealable action by such Governmental Authority or a Governmental Authority shall have requested the permanent withdrawal of an application therefor.

        (c)    No Shareholder Approval.    By the Board of Directors of either Parent or the Company (provided that the terminating Party shall not be in material breach of any of its obligations under Section 6.02), if the approval of the shareholders of Parent or the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.

        (d)    Breach of Representations and Warranties.    By the Board of Directors of either Parent or the Company (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement by the other Party, which breach is not cured within 30 days following written notice to the Party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither Party shall have the right to terminate this Agreement pursuant to this Section 8.01(d) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the Merger hereby under Section 7.02(a) (in the case of a breach of a representation or warranty by Parent) or Section 7.03(a) (in the case of a breach of a representation or warranty by the Company).

        (e)    Breach of Covenants.    By the Board of Directors of either Parent or the Company (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement by the other Party, which breach shall not have been cured within 30 days following receipt by the breaching Party of written notice of such breach from the other Party hereto, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither Party shall have the right to terminate this Agreement pursuant to this Section 8.01(e) unless the breach of covenant or agreement, together with all other such breaches, would entitle the Party receiving the benefit of such covenant or agreement not to consummate the Merger under Section 7.02(b) in the case of a breach of a covenant or agreement by Parent or Section 7.03(b) in the case of a breach of a covenant or agreement by the Company.

        (f)    Delay.    By the Board of Directors of either Parent or the Company if the Merger shall not have been consummated on or before November 30, 2005, unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the Party seeking to terminate this Agreement.

        (g)    Failure to Recommend.    By the Board of Directors of Parent, at any time prior to the meeting of shareholders of the Company contemplated by Section 6.02(a), if the Company shall have (i) failed to recommend approval and adoption of this Agreement at such meeting of shareholders, or withdrawn, modified or qualified (or proposed to withdraw, modify or qualify) such recommendation in any manner adverse to Parent, or taken any other action (other than terminating this Agreement in accordance with the provisions of this Article VIII) or made any other statement in connection with such meeting of shareholders materially inconsistent with such recommendation (or resolved to take any such action), whether or not permitted by the terms of this Agreement, or (ii) materially breached its obligations under this Agreement by reason of a failure to call the meeting of its shareholders contemplated by Section 6.02 or failed to prepare and mail to its shareholders the Proxy Statement/Prospectus in accordance with Section 6.03, provided that Parent has complied with its obligations under Sections 6.02 and 6.03 in all material respects and no event has occurred which gives the Company the right to terminate this Agreement pursuant to Section 8.01(b), 8.01(d), 8.01(e), 8.01(f), 8.01(h), 8.01(i), 8.01(j) or 8.01(k). By the Board of Directors of the Company, at any time prior to the meeting of shareholders of Parent contemplated by Section 6.02(b), if Parent shall have (i) failed to recommend approval and adoption of this Agreement at such meeting of shareholders, or withdrawn, modified or qualified (or proposed to withdraw, modify or qualify) such recommendation in any manner adverse to the Company, or taken any other action (other than terminating this Agreement in accordance with the provisions of this Article VIII) or made any other statement in connection with such meeting of shareholders materially inconsistent with such recommendation (or resolved to take any such action), whether or not permitted by the terms of this Agreement, or (ii) materially breached its obligations under this Agreement by reason of a failure to call the meeting of its shareholders contemplated by Section 6.02(b) or failed to prepare and mail to its shareholders the Proxy Statement/Prospectus in accordance with Section 6.03, provided that the Company has complied with its obligations under Sections 6.02 and 6.03 in all material respects and no event has occurred which gives Parent the right to terminate this Agreement pursuant to Section 8.01(b), 8.01(d), 8.01(e), 8.01(f), 8.01(h), 8.01(j) or 8.01(k). For the purpose of this Section 8.01(g), a Party who has provided written notice to the other Party to terminate this Agreement in accordance with Section 8.01(k) shall not, during the 30 day period after such notice is given (or such shorter period in the event the items referenced in such notice have been cured prior to the end of the 30 day period), be deemed to have failed to recommend approval and adoption of this Agreement or to have withdrawn, modified or qualified its recommendation or taken or failed to take any action which could provide a basis for the other Party to terminate this Agreement pursuant to this Section 8.01(g).

        (h)    Certain Tender or Exchange Offers.

          (i)    By the Board of Directors of Parent if a tender offer or exchange offer for 25% or more of the outstanding shares of the Company Common Stock is commenced (other than by Parent or a Subsidiary thereof), and the Board of Directors of the Company recommends that shareholders of the Company tender their shares in such tender offer or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act.

          (ii)   By the Board of Directors of Company if a tender offer or exchange offer for 25% or more of the outstanding shares of the Parent Common Stock is commenced, and the Board of Directors of Parent recommends that shareholders of Parent tender their shares in such tender offer or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within ten business days period specified in Rule 14e-2(a) under the Exchange Act, provided, however, that such termination by the Company under this clause must occur not later than the earlier to occur of (A) six business days after such recommendation by Parent is made public with respect to Parent Common Stock or (B) within five business days after the end of the 10 business day period specified in Rule 14e-2(a) under the Exchange Act if the Board of Directors of Parent fails to make a recommendation that Parent shareholders reject such a tender offer or exchange offer.

        (i)    Average Share Price Value.    By the Company, if the Company Board so determines by the vote of a majority of all of its members, at any time during the three-day period commencing with the Determination Date, if both the following conditions are satisfied:

          (1)   the Average Share Price shall be less than 75.0% of the Starting Price (as the same may be adjusted to reflect any Capital Change); and

          (2) (i)   the number obtained by dividing the Average Share Price by the Starting Price (such number being referred to herein as the "Parent Ratio") shall be less than (ii) the number obtained by dividing the Nasdaq Bank Average Index by the Nasdaq Bank Starting Index and subtracting 0.15 from the quotient in this clause (2)(ii) (such number being referred to herein as the "Index Ratio").

        (j)    Parent Acquisition Proposal.

          (1)   By the Company on or prior to the date it has delivered notice to Parent pursuant to Section 6.07(d) that it does not consent to Parent's entering into an agreement implementing any Parent Acquisition Proposal.

          (2)   By Parent in the event (i) the Company has provided Parent with notice pursuant to Section 6.07(d) that it does not consent to Parent's entering into an agreement implementing any

  Parent Acquisition Proposal but the Company has not terminated this Agreement pursuant to clause (1) of this Section 8.01(j) or (ii) the Company has not provided any notice required of it pursuant to 6.07(d).

        (k)    Material Adverse Effect.    By the Board of Directors of either Parent or the Company (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there has been any change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the other Party, which Material Adverse Effect is not cured within 30 days following written notice to the Party which has experienced the Material Adverse Effect, or which Material Adverse Effect, by its nature, cannot be cured prior to the Closing.

        8.02.    Effect of Termination and Abandonment.

        (a)   In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no Party to this Agreement shall have any liability or further obligation to any other Party hereunder except (i) as set forth in this Section 8.02 and Section 9.01 and (ii) that termination will not relieve a breaching Party from liability for any willful breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination.

        (b)   In recognition of the efforts, expenses and other opportunities foregone by Parent while structuring and pursuing the Merger, the Parties hereto agree that the Company shall pay to Parent a fee of $6.0 million (the "Company Termination Fee") if this Agreement is terminated as follows:

          (i)    if this Agreement is terminated by Parent pursuant to Section 8.01(g) or (h), then the Company shall pay the Company Termination Fee to Parent on or before the fifth Business Day following such termination;

          (ii)   if (A) this Agreement is terminated by Parent or by the Company pursuant to Section 8.01(c) as a result of the failure of the Company's shareholders to approve this Agreement and (B) at any time after the date of this Agreement an Acquisition Proposal with respect to the Company shall have been publicly announced and not withdrawn prior to the meeting of shareholders of the Company contemplated by Section 6.02, or any Person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal and shall not have publicly withdrawn such announcement, communication or intention prior to the meeting of shareholders of the Company contemplated by Section 6.02, and if within 18 months after such termination of this Agreement the Company or a Subsidiary of the Company enters into a definitive agreement with respect to, or consummates a transaction which is the subject of, an Acquisition Proposal, then the Company shall pay to Parent the Company Termination Fee on the earlier of the date of execution of such agreement or consummation of such transaction; and

          (iii)  If (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(f) or by Parent pursuant to Section 8.01(e), (B) at any time after the date of this Agreement and before such termination an Acquisition Proposal with respect to the Company shall have been publicly announced, or any Person shall have publicly announced, communicated or made known, or communicated or made known to the senior management of the Company, an intention, whether or not conditional, to make an Acquisition Proposal, (C) following the occurrence of an event specified in clause (B), the Company shall have intentionally breached (and not cured after notice thereof) any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach shall have materially contributed to the failure of the Effective Time to occur prior to the termination of this Agreement, and (D) if within 18 months after such termination of this Agreement the Company or a Subsidiary of the Company enters into a definitive agreement with respect to, or consummates a transaction which is the subject of, an

  Acquisition Proposal, then the Company shall pay to Parent the Company Termination Fee on the earlier of the date of execution of such agreement or consummation of such transaction.

        Any amount that becomes payable pursuant to this Section 8.02(b) shall be paid by wire transfer of immediately available funds to an account designated by Parent.

        (c)   In the event this Agreement is terminated pursuant to Section 8.01(c) by reason of shareholders of Parent not approving this Agreement at a duly held meeting of such shareholders, then Parent shall pay to the Company within five business days of such termination, an amount not exceeding $500,000 as reimbursement for the documented out-of-pocket expenses incurred by the Company in connection with the transactions contemplated by this Agreement.

        (d)   The Company and Parent agree that the agreement contained in paragraph (b) of this Section 8.02 is an integral part of the transactions contemplated by this Agreement, that without such agreement Parent would not have entered into this Agreement and that such amounts do not constitute a penalty or liquidated damages in the event of a breach of this Agreement by the Company. If the Company fails to pay Parent the amounts due under paragraph (b) above within the time periods specified therein, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with any action in which Parent prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

        (e)   Notwithstanding anything to the contrary contained herein, the Company shall be obligated, subject to the terms of this Section 8.02, to pay only one Company Termination Fee.

ARTICLE IX

MISCELLANEOUS

        9.01.    Survival.    No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.06(b), 6.08, 6.17(b), 6.17(c), 8.02 and, excepting Section 9.13 hereof, this Article IX, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a Party hereto or any of its affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

        9.02.    Standard.    No representation or warranty of a Party contained in Section 5.01 or 5.02, as applicable, shall be deemed untrue or incorrect, and no Party shall be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained in Section 5.01 or 5.02, as applicable, has had or would be reasonably likely to have a Material Adverse Effect on such Party (disregarding for purposes of this Section 9.02 any materiality or Material Adverse Effect qualification contained in any representation or warranty).

        9.03.    Waiver; Amendment.    Prior to the Effective Time, any provision of this Agreement may be (i) waived by the Party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing among the Parties hereto executed in the same manner as this Agreement, except that after a meeting of shareholders of a Party contemplated by Section 6.02, no amendment shall be made which by law requires further approval by the shareholders of such Party without obtaining such approval.

        9.04.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

        9.05.    Governing Law.    This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania applicable to contracts made and to be performed entirely within such State.

        9.06    Expenses.    Each of Parent and the Company will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel, provided that the expense of printing and mailing the Proxy Statement/Prospectus and the registration fee to be paid to the SEC in connection with the Registration Statement shall be borne equally by Parent and the Company, and provided further that nothing contained herein shall limit a Party's rights to recover any liabilities or damages arising out of another Party's willful breach of any provision of this Agreement.

        9.07.    Notices.    All notices, requests and other communications hereunder to a Party shall be in writing and shall be deemed given if personally delivered, mailed by registered or certified mail (return receipt requested) or sent by reputable courier service to such Party at its address set forth below or such other address as such Party may specify by notice to the parties hereto.

  If to the Company to:

    Chester Valley Bancorp Inc.
    100 E. Lancaster Ave.
    Downingtown, Pennsylvania 19335
    Attn: Donna M. Coughey
               President and Chief Executive Officer
    Fax: (610) 269-9845

  With a copy to:

    Cozen O'Connor
    1900 Market Street
    Philadelphia, PA 19103
    Attn: David Petkun, Esq.
    Fax: (215) 701-2034

  If to Parent to:

    Willow Grove Bancorp, Inc.
    Welsh and Norristown Roads
    Maple Glen, PA 19002
    Attention: Frederick A. Marcell Jr.
                        President and Chief Executive Officer
    Fax: (215) 643-2112

  With a copy to:

    Elias, Matz, Tiernan & Herrick L.L.P.
    12th Floor, The Walker Building
    734 15th Street, N.W.
    Washington, D.C. 20005
    Attention: Raymond A. Tiernan, Esq. or
                        Hugh T. Wilkinson, Esq.
    Fax: (202) 347-2172

        9.08.    Entire Understanding; No Third Party Beneficiaries.    This Agreement (including the Exhibits and Disclosure Schedules hereto), together with Shareholder Agreements and the Confidentiality Agreement, represent the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby and this Agreement and the Shareholder Agreements supersede any and all other oral or written agreements heretofore made, other than the Confidentiality Agreement. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as provided in Section 6.08.

        9.09.    Severability.    Except to the extent that application of this Section 9.09 would have a Material Adverse Effect on the Company or Parent, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the Parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

        9.10.    Enforcement of the Agreement.    The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that a Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it may be entitled at law or in equity.

        9.11.    Interpretation.    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to January 20, 2005.

        9.12.    Assignment.    No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

        9.13.    Alternative Structure.    Notwithstanding any provision of this Agreement to the contrary, Parent may at any time modify the structure of the Merger and/or the Bank Merger subject to the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed, provided that (i) the Merger consideration to be paid to the holders of Company Common Stock pursuant to Article III hereof is not thereby changed in kind or reduced in amount as a result of such modification, (ii) there are no adverse tax consequences to the shareholders of the Company as a result of such modification, (iii) there are no adverse tax consequences to Parent or the Company as a result of such modification and (iv) such modification will not jeopardize or materially delay receipt of any required approvals of Governmental Authorities or otherwise impede or materially delay consummation of the Merger.

        [Signature page follows]

        IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

WILLOW GROVE BANCORP, INC.
By:	/s/ FREDERICK A. MARCELL JR. Name: Frederick A. Marcell Jr. Title: President and Chief Executive Officer
CHESTER VALLEY BANCORP INC.
By:	/s/ DONNA M. COUGHEY Name: Donna M. Coughey Title: President and Chief Executive Officer

ANNEX B

April 21, 2005

Board of Directors
Willow Grove Bancorp, Inc.
Welsh and Norristown Roads
Maple Glen, PA 19002

Members of the Board:

Willow Grove Bancorp, Inc. ("Willow Grove" or the "Company"), and Chester Valley Bancorp, Inc. ("Chester Valley") have entered into an Agreement and Plan of Merger dated as of January 20, 2005 (the "Agreement"), pursuant to which Chester Valley will merge with and into the Company (the "Merger" or the "Proposed Transaction"). Under the terms of the Agreement, upon consummation of the Merger, each share of common stock, par value $1.00 per share, of Chester Valley issued and outstanding immediately prior to the Merger will be converted into the right to receive, at the election of the holder thereof, either (i) 1.4823 shares of Willow Grove common stock (the "Stock Consideration") or (ii) $27.90 of cash (the "Cash Consideration"), provided that a holder may elect to receive the Cash Consideration with respect to some of such holder's shares and the Stock Consideration with respect to such holder's remaining shares, in each case, subject to a pro rata allocation requirement that 64.76% of Chester Valley's total outstanding shares (other than treasury shares) will be exchanged for Willow Grove common stock at closing and 35.24% of Chester Valley's total shares will be exchanged for the cash consideration amount, and subject to adjustments as set forth in the Agreement, as to which we express no opinion and which we have assumed will not occur. The Cash Consideration, together with the Stock Consideration, shall constitute the Consideration. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

You have asked us whether, in our opinion, the Consideration to be paid by the Company in the Proposed Transaction is fair to the Company from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

  •
  Reviewed certain publicly available information concerning the business and financial condition of the Company and Chester Valley that we believe to be relevant to our inquiry;

  •
  Reviewed certain internal information concerning the business, financial condition, and operations of the Company and Chester Valley that we believe to be relevant to our inquiry;

  •
  Reviewed certain internal financial analyses, estimates and forecasts relating to the Company and Chester Valley prepared and furnished to us by the management of the Company and Chester Valley;

  •
  Reviewed the reported prices and trading activity for Company common stock and Chester Valley common stock;

  •
  Reviewed the Agreement and the joint proxy statement/prospectus of Chester Valley and Willow Grove with respect to the Proposed Transaction (the "Proxy Statement");

  •
  Held discussions with members of senior management of the Company and Chester Valley concerning the Company's and Chester Valley's business, operating environment, financial condition, prospects, and strategic objectives;

  •
  Reviewed publicly available financial and stock market data with respect to certain other companies in lines of businesses we believe to be generally comparable to those of the Company and Chester Valley;

  •
  Compared the financial terms of the Merger with the publicly available financial terms of certain other transactions that we believe to be generally relevant;

  •
  Considered the pro forma financial effect of the Merger on the Company; and

  •
  Conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

In preparing this opinion, we have relied, without assuming responsibility for independent verification, upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to us by the Company and Chester Valley or otherwise reviewed by us. We have assumed that the financial and other projections and pro forma financial information prepared by the Company and Chester Valley and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, are reasonably prepared and represent management's best estimates as of the date of their preparation. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have further relied upon the assurances of the management of the Company and Chester Valley that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

In addition, we also relied, without assuming responsibility for independent verification, upon the views of the management of the Company and Chester Valley relating to the synergistic values and operating cost savings (including the amount, timing and achievability thereof) anticipated to result from the combination of the operations of the Company and Chester Valley.

We have not been asked to undertake, and have not undertaken, an independent verification of any such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Chester Valley or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company or Chester Valley under any state or federal laws relating to bankruptcy, insolvency or similar matters. We did not make an independent evaluation of the allowances for loan losses of the Company or Chester Valley. We have assumed, with your consent, that the respective allowances for loan and lease losses for each of the Company and Chester Valley are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We have not reviewed individual credit files (including any derivative or off-balance-sheet assets and liabilities) of the Company or Chester Valley or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

We are not expressing any opinion as to what the value of the Company's common stock will be when issued to holders of Chester Valley common stock pursuant to the Merger or the prices at which shares of the Company's common stock will trade at any time.

You also have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We have assumed, with your consent, that in the course of obtaining any necessary regulatory, third-party approvals and consents for the Merger, no modification, delay, limitation, restriction, or condition will be imposed that will have an adverse effect on the Company, Chester Valley, or the Merger, and that the Merger will be consummated in accordance with the Agreement (and as described in the Proxy Statement), without waiver, amendment or modification of any material terms, conditions, or agreements therein.

Our opinion does not address the relative merits of the Merger as compared to other business strategies or transaction that might be available to the Company or the Company's underlying business decision to effect the Merger nor does our opinion constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Merger or any other matter.

This opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof only. We assume no responsibility to update or revise our opinion based on circumstances or events occurring after the date hereof.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, Blackstone understands that the existence of any opinion may be disclosed by the Company in a press release and a description of this opinion will be contained in, and a copy of this opinion will be filed as an exhibit to, the disclosure documents relating to the Transaction and agrees to not unreasonably withhold its written approval for such use as appropriate following Blackstone's review of, and reasonable opportunity to comment on, any such document.

We have acted as financial advisor to the Company with respect to the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse us for out-of-pocket expense and to indemnify us for certain liabilities arising out of the performance of such services (including, the rendering of this opinion).

Based on the foregoing and subject to the qualifications set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be paid by the Company in the Merger is fair to the Company, from a financial point of view.

Very truly yours,

The Blackstone Group L.P.

ANNEX C

April 21, 2005

Board of Directors
Chester Valley Bancorp, Inc.
100 E. Lancaster Avenue
Downingtown, Pennsylvania 19335

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of the common stock (the "Shares") of Chester Valley Bancorp, Inc. ("Chester Valley") of the proposed merger by and between Chester Valley and Willow Grove Bancorp, Inc. ("Willow Grove"). The terms of the proposed merger (the "Proposed Merger") by and between Willow Grove and Chester Valley are set forth in the Agreement and Plan of Merger dated as of January 20, 2005 (the "Merger Agreement") and provide that each Share will be converted into the right to receive at the election of the holder hereof, (i) 1.4823 shares of common stock of Willow Grove or (ii) $27.90 in cash, or (iii) a combination (the "Merger Consideration").

        Boenning & Scattergood, Inc. ("Boenning"), as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of its business as a broker-dealer, Boenning may, from time to time, purchase securities from, and sell securities to, Chester Valley and Willow Grove. In the ordinary course of business, Boenning may actively trade the securities of Chester Valley and Willow Grove for its own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities. Boenning serves as a market maker in Chester Valley's and Willow Grove's common stock. Boenning has been engaged from time to time in other investment banking engagements for Chester Valley.

        In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of Chester Valley and Willow Grove and reviewed certain internal financial analyses and forecasts prepared by the management of Chester Valley and Willow Grove, (ii) reviewed the Merger Agreement, (iii) reviewed and analyzed the stock market performance of Chester Valley and Willow Grove, (iv) studied and analyzed the consolidated financial and operating data of Chester Valley and Willow Grove, (v) considered the terms and conditions of the Proposed Merger between Chester Valley and Willow Grove as compared with the terms and conditions of comparable bank, bank holding company and financial holding company mergers and acquisitions, (vi) met and/or communicated with certain members of Chester Valley's and Willow Grove's senior management to discuss their respective operations, historical financial statements and future prospects, (vii) considered the relative contributions of assets, liabilities, equity and earnings of Chester Valley and Willow Grove to the combined company, (viii) reviewed the joint proxy statement/prospectus, and (ix) conducted such other financial analyses, studies and investigations as we deemed appropriate.

4 Tower Bridge • 200 Barr Harbor Drive • Suite 300 • West Conshohocken • PA 19428-2979
(610) 832-1212 • (800) 883-1212 • FAX (610) 832-5301

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        Our opinion is given in reliance on information and representations made or given by Chester Valley and Willow Grove, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by Chester Valley and Willow Grove including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning Chester Valley and Willow Grove nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We have not conducted any valuation or appraisal of any assets or liabilities of Chester Valley or Willow Grove, nor have any valuations or appraisals been provided to us. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.

        With regard to financial and other information relating to the general prospects of Chester Valley or Willow Grove, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgment of the management of Chester Valley and Willow Grove as to their most likely future performance and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Proposed Merger. For Chester Valley and Willow Grove, we have assumed the allowance for loan losses indicated on the balance sheets of each entity is adequate to cover such losses; we have not reviewed individual loans or credit files of either Chester Valley or Willow Grove. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the Proposed Merger no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Proposed Merger to Chester Valley or Willow Grove or, on a pro forma basis, the resulting company following the Proposed Merger.

        We have been retained by the Board of Directors of Chester Valley to act as financial advisor to Chester Valley in connection with the Proposed Merger and will receive a fee from Chester Valley for our services, a significant portion of which is contingent upon the consummation of the Proposed Merger. In addition, Chester Valley has agreed to indemnify us for certain liabilities arising out of our engagement.

        Our opinion is based upon information provided to us by the management of Chester Valley and Willow Grove, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the Merger Consideration to the holders of Shares in the Proposed Merger, is for the information of Chester Valley's Board of Directors in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of Chester Valley and does not constitute a recommendation to Chester Valley shareholders as to how such shareholders should vote on the Proposed Merger. We are not expressing any opinion as to the actual value of Willow Grove common stock when issued pursuant to the Proposed Merger or the prices at which Willow Grove common stock will trade subsequent to the Proposed Merger.

        Based on the foregoing, it is our opinion that, as of the date hereof that the Merger Consideration offered pursuant to the Merger Agreement, is fair, from a financial point of view, to the holders of Shares.

                        Sincerely,

                        BOENNING & SCATTERGOOD, INC.

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